SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 30, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa_____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI : 2004 ANNUAL REPORT PREPARED IN ACCORDANCE WITH IFRS WITH CONDENSED CONSOLIDATED FINANCIAL ACCOUNTS PREPARED IN ACCORDANCE WITH US GAAP





04 Annual Report

AngloGold Ashanti

Scope of the report

This Annual Report 2004 presents the operating and financial results for the period 1 January 2004 to 31 December 2004. They have been prepared in accordance with International Financial Reporting Standards and US Generally Accepted Accounting Practice. The latter only applies to the financial statements which are prepared in compliance with the New York Stock Exchange regulations. The financial statements have also been prepared in line with the South African Companies Act No. 61 of 1973 and the Listings Requirements of the JSE Securities Exchange South Africa (JSE). The guidelines of the King Report on Corporate Governance, 2002 have also been taken into account. The annual report is submitted to the JSE, as well as to the London, New York, Ghana and Australian stock exchanges and the Paris and Brussels bourses. It is also submitted to the US Securities and Exchange Commission (SEC) on a Form 6-K. For completeness and consistency in reporting, the Annual Report 2004 has been expanded to align with the annual report of Form 20-F as filed with the SEC.

The most significant event of the past year was the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti). The establishment of AngloGold Ashanti Limited (AngloGold Ashanti) was effective on 26 April 2004 when the former Ashanti operations were incorporated into the group. For reporting purposes, the effective reporting period for the combined operation began on 1 May 2004. The former Ashanti operations are therefore reported in this report for an eight-month period only, that is, May-December 2004.

Mineral Resources and Ore Reserves are reported in line with the South African Code for Reporting of Mineral Reserves and Resources (SAMREC 2000) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). Competent persons in terms of all these codes have prepared, reviewed and confirmed the Mineral Resources and Ore Reserves as reported in this publication. The Annual Report 2004 contains a summary of the Mineral Resources and Ore Reserves. A more detailed breakdown that includes plans is available separately in a supplementary statistics document.

In addition, AngloGold Ashanti has for the second year produced a Report to Society in conjunction with the Annual Report to ensure a comprehensive understanding of all aspects of the group. The Report to Society seeks to explain and assess the economic, social and environmental responsibilities and performance obligations the company believes it has to its stakeholders, who include shareholders, employees, employee representatives and the communities in which it operates, as well as regional and national governments.

Both the Annual Report 2004 and the Report to Society 2004 are available online on the company's website at www.anglogoldashanti.com, as is the supplementary document on group Mineral Resources and Ore Reserves. These documents are also available on CD or in a printed version, and can be requested from the contacts listed at the end of this report.

Certain forward-looking statements

Certain statements contained in this document including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations and the outcome and consequence of any pending litigation proceedings reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government action, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to the risk factors as detailed in the corporate governance section of this Annual Report 2004. In addition to this publication, AngloGold Ashanti has produced an annual report on Form 20-F, which was filed with the US Securities and Exchange Commission (SEC) on or about 30 March 2005, for the year ended 31 December 2004.

Throughout this document, US dollar, dollar or $ refers to US dollars, unless otherwise stated.

Contents

Key features 2004 – financial

● Average dollar gold spot price 13% higher than 2003 at $409 per ounce

● Received gold price increased by 9% to $394 per ounce

● Adjusted operating profit down by 22% to $434 million

● Capital expenditure up by 30% to $585 million

● Adjusted headline earnings down by 7% to $263 million

● Total dividend for the year of R3.50 per share, or $0.56 per ADS

● Hedge book restructured for more exposure to higher dollar gold price







	2004		2003	
	Average for year	Closing rate	Average for year	Closing rate
R/$	6.4368	5.6450	7.5516	6.6679
A$/$	1.3570	1.2776	1.5406	1.3275

Key features 2004 – operational

- Combining the operations of AngloGold with those of Ashanti

- Gold production up 8% to 6.05 million ounces, largely as a result of the business combination

- Total cash costs rise 25% to $268 per ounce as dollar weakens against operating currencies

- Ore Reserves up 25% to 79 million ounces and Mineral Resources 3% higher at 218 million ounces as at the end of December 2004







Letter from the chairman and the deputy chairman

Dear Shareholder

The year ended 31 December 2004 was operationally generally sound, except for the newly acquired Ashanti mines, but financially challenging. Although gold production was higher than the previous year, largely as a result of the business combination with Ashanti, and the received price of gold increased by $31 per ounce, lower grades and higher costs driven by the oil price, mining contractor costs and stronger operating currencies pushed adjusted headline earnings 7% lower and, consequently, the dividend was substantially reduced. Additionally, the company's hedge book, which has served us very well in the past during periods of a weaker spot price, presented us with further challenges in the face of a sustained stronger gold price and a restructure of the hedge book was commenced at the end of December and completed in January 2005.

The average spot price for gold of $409 per ounce for 2004 was $46 per ounce stronger than the average price for 2003 and the final quarter of the year saw a spot gold price of $457 per ounce, the highest price in almost 17 years. The driving influence of positive investor sentiment, which appears to be behind this sustained improvement, remained the weakening of the dollar and continued political uncertainty in the Middle East.

The physical market for gold during 2004 showed some encouraging moves in the important markets of Turkey and Vietnam and sustained demand in India. In China, for the first time in several years, sales of gold jewellery grew during 2004 due to the introduction to that market of modern, 18- carat gold jewellery product. With these high population economies achieving growth in the high single digits, there seems good reason for cautious optimism about future demand and pricing for all commodities including gold.

It is against this background that AngloGold Ashanti took the decision to lower its mandate for hedging from 50% to 30% of the next five years of production spread over ten years and to restructure its hedge book. The effect of these moves was to increase the proportion of the company's anticipated 6.5 million ounces of gold production that is exposed to the spot price to 90% in 2005 and 83% in 2006 and to improve the value of remaining forward sales contracts in future years.

Concern that the International Monetary Fund (IMF) might sell part of its substantial gold reserves in order to write down the debt of heavily indebted poorer countries has recently given rise to a degree of uncertainty in the gold market. Such a scheme was previously proposed in 1999; then it seemed to us perverse that an international body such as the IMF should act in a way that would negatively affect gold markets in order to reduce the debt burden of certain developing countries, many of which are significant gold producers. Leading figures in the United States Congress have already indicated their opposition to any sale of IMF gold and, without the support of the United States at the IMF, such a sale would not be permitted. However, in 1999, a means was derived to realise value from the IMF gold reserves through the revaluation of a portion of the IMF gold holdings, from their low balance sheet value of $42 per ounce to the spot price for the metal at that time. This achieved the IMF purpose without impacting either the gold market or the price and we urge the IMF to act in a way on this occasion which will achieve its certainly worthwhile objective without severe and negative consequences for gold producing developing economies.

The positive trends in the gold market have also led gold companies to extend their efforts to find and turn to account, tomorrow's production ounces. In the case of AngloGold Ashanti, this has given rise to a "new frontier" strategy of looking for exploration and acquisition targets outside of the world's recognised and mature gold regions and to dispose of properties which are unlikely to yield real shareholder returns. In Russia, AngloGold Ashanti has acquired a share in London-based Trans-Siberian Gold as an entry point to this region. In China, strategic alliances are being sought to allow the company successfully to extract value from what may well be a prospective region. During the year the company announced joint venture arrangements giving it interests in Laos and the Philippines. In Mongolia, the company continued to acquire land positions in several prospective areas. In the DRC, exploration drilling has commenced in the gold-rich Ituri region of the north-east of the country.

Finally, faced with the combination of improving physical demand for the product, the likelihood of a sustained higher spot gold price, stronger currencies against the dollar and higher operating costs, the major challenge facing management is to grow margins, improve returns on capital and to continue to reward shareholders. We are confident that the company has strategies in place to meet these challenges during the rest of 2005 and in the years beyond.

RP Edey
Chairman

TJ Motlatsi
Deputy chairman

10 March 2005



Russell Edey



James Motlatsi

Letter from the chief executive officer and the president

Dear Shareholder

The most pleasing features of 2004 from an operational point of view were the dramatic improvements in workplace safety in all of our operating regions – lost-time injuries came down by 26% for the year and the rate of fatal accidents by 34%. These numbers are a tribute to the hard work and dedication to a safe working environment on the part of our operating management.

The key strategic event in 2004 for us was the completion of the AngloGold Ashanti business combination. From the outset, our objective had been to combine the two companies into a long-life, low-cost, high-margin investment opportunity, bringing together the best that both had to offer, by way of ore bodies, capital and human resources. The business combination was endorsed by the executive, legislative and judicial branches of the Ghanaian government – a critical requirement for a company which is likely to be operating profitably in that country fifty years from now.

Immediately following the completion of the business combination, we reported on the difficulties we were experiencing at Siguiri, our operation in the Republic of Guinea. Discussions between AngloGold Ashanti management and senior government officials on the underlying principles and details of the Convention de Base governing the relationship between the company and the government are proceeding well and we anticipate a workable agreement in the near future.

The positive relationship between ourselves and government here at home in South Africa is also proving to be an advantage in converting our mining rights in terms of the new Act. We realise that we are dealing with unprecedented areas of law and regulation in this process and we continue to have constructive interactions with the Department of Minerals and Energy to deal with uncertainties which the process reveals.

AngloGold Ashanti has developed a comprehensive education, counselling and health care response to HIV/AIDS in South Africa. Education about the nature of this disease and its patterns of transmission is a continuing and comprehensive part of workplace communication. Every AngloGold Ashanti employee has access to several convenient and confidential voluntary counselling and testing (VCT) facilities. During 2004, some 4,000 employees made use of these centres and some 10,000 employees since the VCT programme began.

700 employees who have tested positive for HIV as part of the VCT programme have enrolled in wellness clinics and participate in an HIV/AIDS treatment programme and 706 employees are participating in anti-retroviral therapy programmes. The improvement in their state of health and their immune systems is impressive. AngloGold Ashanti hopes to participate in a major vaccine trial during the course of 2005.

Looking ahead to the rest of this year and beyond, we face three key challenges.

First, we must manage our production costs in the face of strong operating currencies, rising mining contractor costs, higher energy prices and high transport charges. The global cost management project underway has already yielded savings in excess of $50 million, with a similar level anticipated for 2005.

Secondly, against a background of what seems now to be a sustained stronger spot gold price, we will continue actively to manage our hedge book in the way which we have effectively done over the past three years and particularly in the last quarter of 2004, when we reduced our level of cover by some 2.2 million ounces, giving us greater exposure to the spot price in the future.

Thirdly, the integration of AngloGold and Ashanti is now effectively complete and we continue to hold the view that the combination will allow us to unlock the potential of both companies. The current operations at Obuasi continue to present us with a significant challenge but we are confident that we have the strategies and plans in place to ensure a gradual but steady improvement in performance, which we anticipate becoming evident during the course of the year.

AngloGold Ashanti chief operating officer Dave Hodgson and chief financial officer Jonathan Best have indicated their wish to retire during 2005. The board, on the recommendation of its Nominations Committee, will appoint Srinivasan Venkatakrishnan (Venkat) as chief financial officer from 1 August when Jonathan leaves at the end of July. In view of the company's size, the board believes that it is necessary to appoint two chief operating officers (COO), one responsible for operations in Africa, and the other leading those in the Americas and Australia. Thus when Dave leaves at the end of April, Neville Nicolau will be appointed COO (Africa) and Roberto Carvalho Silva COO (Americas and Australia) from 1 May.

Dave and Jonathan have made an invaluable contribution to this company over the last ten years. In Venkat, Neville and Roberto, we are fortunate to have three experienced executives to assume these key positions.

The year 2004 was an exciting but challenging one for your company. We remain fully committed to our promise to you to generate competitive returns through the continuous improvement of AngloGold Ashanti's resources – its people, assets and product.

RM Godsell
Chief executive officer

SE Jonah
President

10 March 2005


Bobby Godsell


Sam Jonah

One-year forecast – 2005

		South Africa	Argentina	Australia	Brazil	Ghana	Guinea	Mali	Namibia	Tanzania	USA	Total AngloGold Ashanti
Gold												
Underground operations												
Metric tonnes milled	– 000	10,744	–	253	1,279	2,399	–	–	–	–	–	14,675
Yield	– g/t	8.01	–	3.48	7.31	5.81	–	–	–	–	–	7.51
Produced	– oz 000	2,767	–	28	301	448	–	–	–	–	–	3,544
Productivity												
g/employee		255	–	539	1,117	376	–	–	–	–	–	286
Surface and dump reclamation												
Metric tonnes treated	– 000	10,741	–	–	–	1,920	–	–	–	–	–	12,661
Yield	– g/t	0.32	–	–	–	0.45	–	–	–	–	–	0.34
Produced	– oz 000	112	–	–	–	28	–	–	–	–	–	140
Open-pit operations												
Metric tonnes mined	– 000	–	18,290	32,144	–	24,346	19,009	17,380	5,399	61,497	–	178,065
Stripping ratio[1]		–	19.03	6.46	–	4.62	1.12	3.43	3.36	9.22	–	4.99
Metric tonnes treated	– 000	–	860	3,337	–	6,649	5,617	3,703	1,252	5,810	–	27,228
Yield	– g/t	–	7.37	4.06	–	1.55	0.94	3.60	1.99	3.36	–	2.60
Produced	– oz 000	–	204	435	–	332	171	428	80	628	–	2,278
Heap-leach operations												
Metric tonnes mined	– 000	–	–	–	3,509	–	4,814	5,460	–	–	53,528	67,311
Metric tonnes placed[2]	– 000	–	–	–	219	–	3,308	1,173	–	–	18,144	22,844
Stripping ratio[1]		–	–	–	15.01	–	0.46	8.07	–	–	1.95	2.02
Gold placed[3]	– kg	–	–	–	652	–	3,232	3,334	–	–	11,510	18,728
Yield[4]	– g/t	–	–	–	2.97	–	0.98	2.84	–	–	0.63	0.82
Produced	– oz 000	–	–	–	33	–	93	107	–	–	330	563
Total												
Gold produced	– oz 000	2,879	204	463	334	808	264	535	80	628	330	6,525
Total cash costs	– $/oz produced	309	176	286	133	258	291	209	277	253	224	273
Capital expenditure	– $m	337	11	48	83	108	10	18	1	29	10	655

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.

[2] Tonnes placed onto leach pad.

[3] Gold placed into leach pad inventory.

[4] Gold placed/tonnes placed.

Rates of exchange
R/$ 6.20:1
A$/$ 0.77:1
BRL/$ 2.80:1
ARS/$ 3.00:1

Group value-added statement

7

Dollar million	Notes[1]	%	2004	%	2003
Value added					
Gold income	2 and 3		**2,396**		2,029
Less: Purchases of goods and services in order to operate mines and produce refined metal, including market development costs net of other income			**(900)**		(760)
Value-added by operations		**86**	**1,496**	85	1,269
Non-hedge derivatives		**–**	**–**	8	119
Fair value gains on interest rate swaps		**–**	**2**	–	6
Profit on disposal of investments	11	**–**	**–**	3	45
Profit on disposal of assets and subsidiaries	10	**1**	**13**	1	10
Income from investments and interest received	7 and 9	**3**	**54**	3	41
Government					
Deferred taxation	15	**6**	**106**	–	–
Utilised in the group					
Retained income		**4**	**66**	–	–
Total value added		**100**	**1,737**	100	1,490
Value distributed					
Employees					
Salaries, wages and other benefits	14	**50**	**863**	44	660
Government	15	**4**	**66**	9	142
– Current taxation	15	**4**	**66**	4	67
– Deferred taxation		**–**	**–**	5	75
Providers of capital					
– Finance costs and unwinding of the decommissioning obligation	12	**5**	**87**	4	53
– Dividends declared		**8**	**147**	15	224
– Minorities		**1**	**19**	1	18
Other					
– Impairment of tangible assets	17	**–**	**1**	3	44
– Non-hedge derivatives		**8**	**142**	–	–
Total value distributed		**76**	**1,325**	76	1,141
Re-invested in the group					
– Amortisation and depreciation	4, 18, 19 and 20	**24**	**412**	18	261
– Retained income		**–**	**–**	6	88
		100	**1,737**	100	1,490

[1] Refer to the notes on the group financial statements on pages 104 to 152.



Distribution of wealth 2004

■	Employees for remuneration	50%
■	State for taxes	4%
■	Providers of capital	14%
■	Re-invested in the group	24%
■	Other	8%



Distribution of wealth 2003

■	Employees for remuneration	44%
■	State for taxes	9%
■	Providers of capital	20%
■	Re-invested in the group	24%
■	Other	3%

Summarised group financial results

Dollar million	2004	2003	2002	2001	2000[1]
Balance sheet					
Assets					
Tangible and intangible assets	**6,296**	3,176	2,654	2,446	3,064
Cash and cash equivalents	**312**	505	413	191	195
Other assets	**1,582**	1,176	897	662	566
Total assets	**8,190**	4,857	3,964	3,299	3,825
Equity and liabilities					
Equity	**3,287**	1,681	1,483	1,147	1,481
Borrowings	**1,605**	1,158	926	987	1,156
Deferred taxation	**1,347**	598	402	286	553
Other liabilities	**1,951**	1,420	1,153	879	635
Total equity and liabilities	**8,190**	4,857	3,964	3,299	3,825
Other financial data					
Net capital employed	**6,095**	3,274	2,635	2,385	2,995
Equity	**4,745**	2,568	2,082	1,559	2,006
Net debt	**1,293**	653	513	796	961
Net asset value – US cents per share	**1,223**	730	648	519	679
Net tangible asset value – US cents per share	**1,065**	545	480	338	491
Financial ratios					
Return on net capital	%	**7**	11	17	13	11
Return on equity	%	**7**	12	21	16	11
Net debt to net capital employed	%	**21**	20	19	33	32
Net debt to equity	%	**27**	25	25	51	48

[1] IAS 39 adopted with effect 1 January 2001.

Dollar million	2004	2003	2002	2001	2000
Income statement					
Gold income	**2,396**	2,029	1,761	2,041	2,208
Cost of sales	**(2,022)**	(1,526)	(1,203)	(1,519)	(1,740)
	374	503	558	522	468
Corporate administration and other expenses	**(51)**	(36)	(25)	(22)	(33)
Market development costs	**(15)**	(19)	(17)	(16)	(12)
Exploration costs	**(44)**	(38)	(28)	(26)	(44)
Amortisation of intangible assets	**(31)**	(29)	(28)	(29)	(20)
Impairment of tangible assets	**(1)**	(44)	–	(1)	(93)
Non-hedge derivatives	**(142)**	119	92	(5)	–
Other operating expenses	**(12)**	(14)	(5)	–	–
Other operating income	**1**	–	–	–	–
Abnormal items	**–**	(19)	(10)	–	–
Operating profit	**79**	423	537	423	266
Interest receivable	**44**	38	36	20	37
Other net income	**9**	3	–	–	17
Profit (loss) on disposal of assets, investments and subsidiaries	**13**	10	(13)	(4)	–
Profit on disposal of investments	**–**	45	–	–	–
Finance costs and unwinding of decommissioning obligation	**(87)**	(53)	(48)	(75)	(69)
Fair value gains on interest rate swaps	**2**	6	–	–	–
Profit before taxation	**60**	472	512	364	251
Taxation	**40**	(142)	(165)	(111)	(73)
Profit after taxation	**100**	330	347	253	178
Allocated as follows					
Equity shareholders	**81**	312	332	245	166
Minority interest	**19**	18	15	8	12
	100	330	347	253	178

Other financial data						
Adjusted operating profit		**434**	559	638	527	468
Cash operating profit		**787**	791	883	747	685
Headline earnings		**102**	318	376	281	254
Adjusted headline earnings		**263**	282	368	286	254
Adjusted operating margin	%	**18**	27	35	26	21
Cash operating margin	%	**32**	38	48	37	31
EBITDA		**694**	659	799	682	608
EBITDA margin	%	**28**	32	43	33	28
Interest cover	times	**9**	13	18	10	9
Earnings per ordinary share (cents)						
Basic	US cents	**32**	140	150	114	78
Diluted	US cents	**32**	139	149	114	76
Headline	US cents	**41**	143	169	131	119
Adjusted headline	US cents	**105**	127	166	133	119
Dividends declared per ordinary share	US cents	**56**	101	146	87	91
Weighted average number of shares (million)		**251**	223	222	214	214
Issued shares at year-end (million)		**264**	223	223	215	214

Dollar million	2004	2003	2002	2001	2000
Cash flow statement					
Cash flows from operating activities					
Cash generated from operations	**585**	592	758	673	603
Net finance costs and other income	**(59)**	(37)	(22)	(62)	(46)
Mining and normal taxation paid	**(34)**	(102)	(131)	(111)	(104)
Net cash inflow from operating activities	**492**	453	605	500	453
Cash flows from investing activities					
Capital expenditure	**(585)**	(363)	(271)	(298)	(304)
Net proceeds from acquisition and disposal of mines and subsidiaries	**(171)**	10	51	109	(345)
Net proceeds from disposal of investments and other	**(10)**	61	117	2	5
Net loans advanced (repaid)	**83**	(15)	12	39	11
Utilised in hedge restructure	**(123)**	–	–	–	–
Net cash outflow from investing activities	**(806)**	(307)	(91)	(148)	(633)
Cash flows from financing activities					
Net proceeds from share issues	**3**	10	7	7	(1)
Net borrowings proceeds (repaid)	**259**	197	(114)	(138)	261
Dividends paid	**(198)**	(314)	(260)	(167)	(310)
Proceeds from hedge restructure	**40**	–	–	–	–
Net cash inflow (outflow) from financing activities	**104**	(107)	(367)	(298)	(50)
Net (decrease) increase in cash and cash equivalents	**(210)**	39	147	54	(230)
Translation	**17**	53	75	(58)	(68)
Opening cash and cash equivalents	**505**	413	191	195	493
Closing cash and cash equivalents	**312**	505	413	191	195
Other financial data					
Free cash flow	**163**	305	510	421	308

Summarised group operating results

		2004	2003	2002	2001	2000
Operating results						
Underground operations						
Metric tonnes milled	000	**13,554**	13,047	13,426	17,954	21,293
Yield	g/t	**7.50**	8.03	8.27	8.20	7.96
Produced	oz 000	**3,270**	3,367	3,569	4,734	5,451
Productivity						
g/employee	target	**270**	236	247	219	209
	actual	**254**	228	238	214	193
Surface and dump reclamation						
Metric tonnes treated	000	**35,800**	36,822	38,366	50,355	50,289
Yield	g/t	**0.31**	0.27	0.30	0.32	0.32
Produced	oz 000	**360**	320	365	514	510
Open-pit operations						
Metric tonnes mined	000	**135,171**	125,529	97,030	51,667	22,867
Stripping ratio[1]		**6.34**	8.95	6.18	6.93	5.22
Metric tonnes treated	000	**18,236**	13,967	13,682	15,294	13,332
Yield	g/t	**3.21**	3.43	3.80	2.99	2.41
Produced	oz 000	**1,884**	1,540	1,673	1,469	1,034
Heap-leach operations						
Metric tonnes mined	000	**71,837**	59,507	51,192	34,123	26,253
Metric tonnes placed[2]	000	**22,120**	18,265	13,504	11,748	10,269
Stripping ratio[1]		**2.08**	2.59	2.63	1.73	1.59
Gold placed[3]	kg	**18,534**	14,782	14,228	10,668	8,002
Yield[4]	g/t	**0.84**	0.81	1.05	0.91	0.78
Produced	oz 000	**538**	389	332	266	248
Total gold produced	oz 000	**6,052**	5,616	5,939	6,983	7,243
– South Africa	oz 000	**3,079**	3,281	3,412	4,670	5,418
– Argentina	oz 000	**211**	209	179	136	132
– Australia	oz 000	**410**	432	502	508	524
– Brazil	oz 000	**334**	323	299	305	307
– Ghana	oz 000	**485**	–	–	–	–
– Guinea	oz 000	**83**	–	–	–	–
– Mali	oz 000	**475**	577	710	508	289
– Namibia	oz 000	**67**	73	85	87	77
– Tanzania	oz 000	**570**	331	290	273	–
– USA	oz 000	**329**	390	462	496	496
– Zimbabwe	oz 000	**9**	–	–	–	–
Price received	$/oz sold	**394**	363	303	287	308
Total cash costs[5]	$/oz produced	**268**	214	150	166	200
Total production costs[5]	$/oz produced	**336**	263	192	202	231
Capital expenditure[5]	$m	**585**	449	337	382	404
Monthly average number of employees		**65,400**	55,439	54,042	70,380	84,036
LTIFR		**6.54**	8.83	8.86	10.55	11.58
FIFR		**0.19**	0.29	0.31	0.25	0.23
Rand/dollar average exchange rate		**6.44**	7.55	10.48	8.62	6.78
Rand/dollar closing exchange rate		**5.65**	6.67	8.58	11.96	7.58
Australian dollar/dollar average exchange rate		**1.36**	1.54	1.84	1.93	1.70
Australian dollar/dollar closing exchange rate		**1.28**	1.33	1.79	1.96	1.80

[1] Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
[2] Tonnes placed onto leach pad.
[3] Gold placed into leach pad inventory.
[4] Gold placed/tonnes placed.
[5] Restated to reflect the change in accounting treatment of ore reserve development expenditure.

Information on the group

AngloGold Ashanti, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 22 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America), and are supported by extensive exploration activities. The combined Proved and Probable Ore Reserves of the group amounted to 79 million ounces as at 31 December 2004.

AngloGold Ashanti is listed on the following securities exchanges: Johannesburg (ANG), New York (AU), Australia (AGG) and Ghana (AGA and AADS) as well as the London Stock Exchange (AGD), Euronext Paris (VA) and Euronext Brussels (ANG).

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act 61 of 1973, as amended. Its principal executive office is located at 11 Diagonal Street, Johannesburg, 2001, (P.O. Box 62117, Marshalltown, 2107), South Africa (Telephone +27 11 637-6000).

History and development of the company

AngloGold Ashanti, as it conducts business today, was formed on 26 April 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti), which was incorporated in Ghana on 19 August 1974.

AngloGold Limited

AngloGold was formed in June 1998 through the consolidation of the gold interests of Anglo American Corporation of South Africa Limited (AAC) and its associated companies into a single, focused, independent, gold company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.

AngloGold then acquired, in share-for-share exchanges in terms of South African schemes of arrangement and following shareholder approval, all the issued share capital of East Rand Gold and Uranium Company Limited; Eastvaal Gold Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining Company Limited; H.J. Joel Gold Mining Company Limited, and Western Deep Levels Limited. A total of 51,038,968 ordinary shares were issued to AAC and 66,010,118 ordinary shares to other shareholders in exchange for their shares in these companies.

In private transactions with AAC and minority shareholders, other share interests were acquired in Driefontein Consolidated Limited (17%); Anmercosa Mining (West Africa) Limited (100%); Western Ultra Deep Levels Limited (89%); Eastern Gold Holdings Limited (52%); Erongo Mining and Exploration Company Limited (70%); and other sundry share interests. In exchange, 25,734,446 ordinary shares were issued to AAC and 957,920 ordinary shares to minority shareholders. AngloGold also acquired gold exploration and mining rights from AAC and other companies: 1,623,080 ordinary shares were issued to AAC and 4,210,412 ordinary shares to other companies in exchange. AngloGold also acquired from AAC and JCI all the rights under service agreements relating to the companies listed above – from AAC in exchange for 6,834,872 ordinary shares, and from JCI for R62 million ($11 million).

The consolidation was approved by the required majorities of the shareholders of AngloGold and the participating companies and became effective on 1 January 1998 for accounting purposes.

Subsequent to its formation:
- AngloGold purchased Minorco's gold interests in North and South America with effect from 31 March 1999;
- with effect from 31 December 1999, AngloGold acquired Acacia Resources in Australia;
- with effect from 3 July 2000, AngloGold acquired a 40% interest in the Morila mine in Mali from Randgold Resources Limited;
- on 15 December 2000, AngloGold acquired a 50% interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited;
- in 2000, in support of its market development initiatives, AngloGold acquired a 25% interest in OroAfrica, South Africa's largest manufacturer of gold jewellery, and a 33% holding in GoldAvenue, an e-commerce business in gold, created jointly with JP Morgan and Produits Artistiques de Metaux Precieux (PAMP). As at December 2004, AngloGold Ashanti held 26.6% of OroAfrica. Gold Avenue continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound-up;
- on 9 April 2001, the sale to Harmony Gold Mining Company Limited of the Elandsrand and Deelkraal mines became unconditional;
- in January 1998, the No. 2 Shaft Vaal River Operations was tributed to African Rainbow Minerals (currently Harmony Gold Mining Company Limited) (ARM) on the basis that 40% of all revenue, costs and capital expenditure would be attributable to ARM, with the balance to AngloGold. On 1 July 2001, AngloGold disposed of its interests in No. 2 Shaft Vaal River Operations to ARM;
- on 5 September 2001, AngloGold announced that it was to make a take-over offer for Normandy Mining Limited (Normandy), Australia's largest listed gold mining company. This did not come to fruition. Arising from the offer, 6,869,602 AngloGold ordinary shares were issued. This excluded 143,630 AngloGold ordinary shares issued under the top-up facility to Normandy shareholders. The Normandy shares acquired were sold on the market on 21 January 2002;
- on 1 January 2002, the sale of AngloGold's Free State assets to ARM and Harmony, through a jointly-owned company, for a net consideration of R2,523 million ($229 million) (including tax payable by AngloGold and net of contractual obligations), became effective;
- during July 2002, AngloGold acquired 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez Companc International SA, for a net consideration of $97 million, increasing its interest in Cerro Vanguardia to 92.5%;
- AngloGold disposed of its wholly-owned subsidiary, Stone and Allied Industries (O.F.S.) Limited, a stone-crushing company, to a joint venture of existing management and a group of black entrepreneurs, with effect from 1 October 2002, for a consideration of R5 million;

- on 23 May 2003, AngloGold announced that it had signed an agreement to sell its wholly-owned Amapari Project to Mineração Pedra Breanca do Amapari, for the total consideration of $18.2 million;
- on 6 June 2003, the sale to Helix Resources Limited of its interest in the Gawler Craton, including the Tunkillia project, was finalised for a consideration comprising cash of $500,000 (A$750,000), 1.25 million fully-paid Helix shares issued at A$0.20 per share and 1.25 million Helix options exercisable at A$0.25 per option before 30 November 2003, with an additional payment of $335,000 (A$500,000) deferred to the delineation of 350,000 ounces;
- on 2 July 2003, AngloGold announced that it had concluded the sale of its interest in the Jerritt Canyon Joint Venture to Queenstake Resources USA Inc., effective 30 June 2003. Queenstake paid the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and rehabilitation liabilities. The shares acquired by AngloGold in this transaction, were sold in November 2003;
- on 8 July 2003, AngloGold disposed of its entire investment of 8,348,600 shares in East African Gold Mines Limited for a consideration of $25 million and in the second half of 2003 AngloGold disposed of 952,481 shares in Randgold Resources Limited for a consideration of $17 million;
- on 18 September 2003, AngloGold acquired from Gold Fields Limited a portion of the Driefontein mining area for a cash consideration of R315 million ($48 million); and
- on 24 November 2003, AngloGold announced the terms and conditions for the sale of the Western Tanami Project to Tanami Gold NL for a staged payment of A$9 million ($6 million), the receipt of 25 million Tanami Gold NL shares and the payment of a royalty based on production. The sales agreement was concluded on 20 January 2004.

Ashanti Goldfields Company Limited

Ashanti Goldfields Corporation Limited was founded in 1897 to develop a mining concession in the area of the operations at Obuasi. In 1969, Ashanti became a wholly-owned subsidiary of Lonrho Plc, (later Lonmin Plc, a UK-listed company which at that time had interests in mining, hotels and general trade in Africa.)

The government of Ghana acquired 20% of Ashanti from Lonmin in exchange for the extension of Ashanti's mining lease over its concession area. In 1972, the government of Ghana formed a Ghanaian company to take over the assets, business and functions formerly carried out by Ashanti, holding 55% of the outstanding shares. Further developments include:
- in 1994, as part of its divestiture policy, the government of Ghana sold part of its holding at which time the company was listed in Ghana;
- in 1996, Ashanti acquired companies holding interests in the Ayanfuri, Bibiani, Iduapriem, Siguiri and Freda-Rebecca properties as well as an interest in what was then the Geita exploration concession in Tanzania. This was followed by the acquisition in 1998 of SAMAX Gold Inc., the principal asset of which was the

other part of the interest in the Geita exploration concession adjacent to Ashanti's existing licence area;
- in 1999/2000, the Geita mine was developed and, in 2000, AngloGold acquired a 50% interest; and
- in 2000, Ashanti acquired a 90% interest in the Teberebie mine, adjacent to the Iduapriem mine.

From the end of 1999 to June 2002, commencing with a sharp rise in the price of gold which led initially to a liquidity crisis, Ashanti engaged in a process of financial restructuring with its banks, hedge counterparties and noteholders. In June 2002, the company completed a financial restructuring which involved entering into a new enlarged revolving credit facility of $200 million: raising approximately $41.8 million from the early exercise of 70.3% of its warrants (which were previously issued to banks and hedge counterparties and which were exchangeable for shares); reaching agreement with hedge counterparties for continued margin-free trading; and raising $75.0 million through the issue to its largest shareholder, Lonmin, of mandatorily exchangeable notes, or MENs.

Business combination between AngloGold and Ashanti

On 4 August 2003, AngloGold and Ashanti announced that they had agreed the terms of a recommended business combination at an exchange ratio of 0.26 AngloGold ordinary shares for every Ashanti share. On the same date, AngloGold entered into the Lonmin Support Deed, pursuant to which Lonmin, which held 27.6% of Ashanti's issued share capital, agreed, among other things, to vote its Ashanti shares in favour of the business combination.

After further discussions with AngloGold and careful, detailed consideration of a competitive proposal, and following the increase by AngloGold in the offer consideration from 0.26 to 0.29 ordinary shares, the Ashanti board announced on 14 October 2003 that it was recommending the improved final offer from AngloGold. On 28 October 2003, the government of Ghana, which held 16.8% of Ashanti's issued share capital, announced its support for the AngloGold offer, as well as the principal terms of a Stability Agreement which the government of Ghana intended to enter into with AngloGold.

AngloGold and the government of Ghana agreed the terms of a Stability Agreement, approved by the parliament of Ghana, to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the business combination.

Under the Stability Agreement, the government of Ghana agreed:
- to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
- to maintain for a period of 15 years, the royalties payable by Ashanti with respect to its mining operations in Ghana at a rate of 3% per annum of the total revenue from minerals obtained by Ashanti from such mining operations;
- to maintain the corporate tax rate for Ashanti and fix this rate for each of its subsidiaries in Ghana at 30% for a period of 15 years;
- that a sale of Ashanti or any of its subsidiaries' assets located in Ghana remain subject to the government's approval;

- to permit Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
- to retain its special rights (Golden Share) under the provisions of the mining law pertaining to the control of a mining company, in respect of the Obuasi mine.

The government of Ghana also agreed that Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. In consideration of these agreements and undertakings, AngloGold agreed to issue to the government of Ghana 2,658,000 new AngloGold ordinary shares and to pay to the government of Ghana $5 million in cash, promptly after the implementation of the business combination. AngloGold also agreed to pay to the government of Ghana, on the date of the completion of the business combination, an additional $5 million in cash towards the transaction costs incurred by the government of Ghana in its role as regulator of Ashanti.

In consideration of the agreements and undertakings contained in the Stability Agreement, AngloGold also committed to:
- the recapitalisation of the existing Obuasi Mine as well as to undertake further exploration of Obuasi Deeps;
- expenditure of $220 million on the existing Obuasi Mine over the five-year period commencing 1 January 2004, which includes an amount of $110 million in real terms, to be spent on underground equipment, infrastructure and environmental and planning systems for the existing Obuasi Mine;
- conclude by 31 December 2008, the required exploration programme and feasibility studies with regard to Obuasi Deeps, at an estimated cost of $44 million;
- for a period of two years, to not implement any new retrenchment programme in Ghana (excluding individual dismissals made from time-to-time) and to continue to apply Ashanti's existing and approved retrenchment programmes; and
- establish and/or maintain a community trust in Ghana to which AngloGold will contribute a total amount of 1% of profits generated in Ghana; and implement programmes pertaining to training, malaria control and improvement of health, safety and working conditions.

The business combination was effected by means of a scheme of arrangement, under Ghanaian law, which required and obtained the approval of Ashanti shareholders and the confirmation by the High Court of Ghana. In terms of the scheme of arrangement, Ashanti shareholders received 0.29 ordinary shares or 0.29 ADSs of AngloGold for every Ashanti share or Ashanti GDS (Global Depositary Security) held. The business combination became effective on 26 April 2004 after the Court Order from the High Court of Ghana was lodged with the Ghana Registrar of Companies. From the effective date, Ashanti became a private company and AngloGold changed its name to AngloGold Ashanti Limited following approval by its shareholders at a general meeting held on 8 April 2004.

Recent developments – AngloGold Ashanti

Developments by the AngloGold Ashanti group post the business combination include:
- the $75 million MENs were redeemed following the business combination;
- the announcement on 1 July 2004 of the acquisition of a 29.9% interest in Trans-Siberian Gold plc (TSG), through an equity investment of approximately £17 million in two subscriptions for ordinary shares. TSG is listed on the London Stock Exchange's Alternative Investment Market (AIM). On 23 December 2004, it was announced that the second subscription would be delayed to 15 April 2005;
- agreement was reached to sell Union Reefs Gold Mine's assets to the Burnside Joint Venture (comprising subsidiaries of Northern Gold NL and Harmony) for a consideration of $4 million;
- on 10 September 2004, agreement was reached to sell AngloGold Ashanti's entire interests in Ashanti Goldfields Zimbabwe Limited, whose sole operating asset is the Freda-Rebecca Gold Mine, for a consideration of $2.26 million, to Mwana Africa Holdings. The sale was effective 1 September 2004;
- in 2004, Queenstake approached the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, about the possibility of monetising all or at least a vast majority of the $6 million in deferred payments and $4 million in future royalties. Based on an agreement reached between the parties, AngloGold Ashanti was paid on 25 August 2004 approximately $7 million for its portion of the deferred payments and future royalties, thereby monetising all outstanding obligations, except for a minor potential royalty interest that AngloGold Ashanti retained;
- agreement was reached to sell AngloGold Ashanti's 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube Mining (Pty) Limited for a cash consideration of R20 million. Tameng owns certain mineral rights to platinum group metals (PMGs) at M'Phatlele's Location, farm KS 457, on the northern limb of the Bushveld Complex in the Limpopo Province in South Africa. The sale was effective 1 September 2004;
- AngloGold Ashanti completed a substantial restructure of its hedge book in January 2005. For full details, see Note 38 on page 143; and
- on 26 January 2005, AngloGold Ashanti signed a three-year revolving credit facility for $700 million. For full details, see Note 39 on page 152.

Directors and executive management

Executive directors

Mr RM Godsell (52)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as chief executive officer in April 1998 and as chairman in December 2000. He relinquished his role as chairman of AngloGold in May 2002. He is a non-executive director of Anglo American plc. He is also a past chairman of the World Gold Council.

Mr JG Best (56)
ACIS, ACIMA, MBA
Executive Director: Finance (Chief Financial Officer)
Jonathan Best was appointed finance director of AngloGold in April 1998. He has had 36 years of service with companies associated with the mining industry.

Mr DL Hodgson (57)
BSc (Mining Engineering), BSc (Civil Engineering), BCom, AMP (Harvard)
Chief Operating Officer
Dave Hodgson was appointed to the AngloGold board in November 2001 as chief operating officer. He was previously executive officer responsible for AngloGold's South Africa region. He has more than 31 years of mining experience.

Dr SE Jonah KBE (55)
Hon D Sc (Exeter), MSc (Mineral Production Management)
President
Dr Sam Jonah was appointed to the position of chief executive officer of Ashanti Goldfields Company Limited in 1986. Dr Jonah had an honorary knighthood conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in 2003. He became president of AngloGold Ashanti in May 2004.

Mr KH Williams (56)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of AngloGold in April 1998. He has 29 years of service in the gold mining industry. He is a director and the immediate past chairman of Rand Refinery and is a director of the World Gold Council.

Non-executive directors

Mr RP Edey (62)
FCA
Chairman and independent non-executive director
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2002, he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of NM Rothschild Corporate Finance and a director of a number of other companies.

Dr TJ Motlatsi (53)
Hon D Soc Sc (Lesotho)
Deputy Chairman and independent non-executive director
James Motlatsi was appointed to the AngloGold board in April 1998 and as deputy chairman in May 2002 upon Russell Edey being appointed chairman. He has been associated with the South African mining industry since 1970, and is a past president of the National Union of Mineworkers (NUM). He is also chief executive officer of TEBA Ltd.

Mr FB Arisman (60)
MSc (Finance)
Independent non-executive director
Frank Arisman was appointed to the AngloGold board in April 1998. He resides in New York and recently retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.

Mrs E le R Bradley (66)
BSc, MSc
Independent non-executive director
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco Investments Ltd, Metair Investments Ltd and Toyota South Africa (Pty) Ltd and a director of a number of other companies. She is also deputy chairman of the South African Institute of International Affairs.

Mr CB Brayshaw (69)
CA(SA), FCA
Independent non-executive director
Colin Brayshaw was appointed to the AngloGold board in April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of other companies including Anglo American Platinum Corporation Ltd, Datatec Ltd and Johnnic Holdings Ltd.

Mr AW Lea (56)
BA (Hons)
Tony Lea was appointed to the AngloGold board in July 2001. He is finance director of Anglo American plc.

Mr WA Nairn (60)
BSc (Mining Engineering)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He is a former group technical director of Anglo American plc.

Mr SR Thompson (45)
BA (Hons) (Geology)
Simon Thompson is the chief executive of Anglo American Base Metals Division. He is also a director of the Anglo American Corporation of South Africa Ltd, a member of the executive board of Anglo American plc, chairman of the Exploration Division and a member of the executive committee of the Industrial Minerals Division. Simon joined the AngloGold Ashanti board in 2004.

Mr AJ Trahar (55)
BCom, CA(SA)
Tony Trahar was appointed to the AngloGold board in October 2000. He is chief executive officer of Anglo American plc.

Mr PL Zim (44)
MCom
Lazarus Zim is chief executive officer of Anglo American Corporation of South Africa Limited. He is also chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American Group including Anglo American Platinum Corporation Ltd. Lazarus joined the AngloGold Ashanti board in 2004.

16

Alternate directors

Mr DD Barber (52)
FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian Ogilvie Thompson in April 2002 and, following the retirement of Mr Ogilvie Thompson, was appointed alternate director to Mr Zim in April 2004. He is finance director of Anglo American Corporation of South Africa.

Mr AH Calver (57)
BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in May 2001. He is head of engineering at Anglo American plc.

Mr PG Whitcutt (39)
BCom(Hons), CA(SA), MBA
Peter Whitcutt was appointed alternate director to Tony Lea in October 2001. He is head of finance at Anglo American plc.

Executive officers

Ms MM Botsio-Phillips (47)
LLB, BL
General Counsel
Merene Botsio-Phillips joined Ashanti Goldfields Company Limited in 1995, and was appointed to the board as executive director – general counsel in 1996. She was admitted to the English Bar in 1979 and is a member of Gray's Inns, the Ghana Bar and the International Bar Association.

Mr R Carvalho Silva (53)
BAcc, BCorp Admin
Deputy Chief Operating Officer (International)
Roberto Carvalho Silva joined the Anglo American group in Brazil in 1973 and was appointed president and chief executive officer of AngloGold South America in January 1999. He became an executive officer of AngloGold in February 2000 and was appointed a deputy chief operating officer in January 2005.

Mr RN Duffy (41)
BCom, MBA
New Business Development
Richard Duffy joined Anglo American Corporation 18 years ago. He became an executive officer of AngloGold in 1998 and was given the business planning portfolio in November 2000. In 2004, on completion of the business combination of AngloGold and Ashanti, Richard was appointed an executive officer of AngloGold Ashanti.

Ms D Earp (43)
BCom, BAcc, CA(SA)
Corporate Accounting
Dawn Earp joined AngloGold in July 2000 from Anglo American where she held the position as vice president, central finance. Dawn was appointed to the position of executive officer in May 2004.

Mr BW Guenther (52)
BS Mining Engineering
Corporate Technical (Group)
Ben Guenther joined AngloGold as senior vice-president general manager of Jerritt Canyon mine in Nevada. In 2000. He was seconded to AngloGold's Corporate Office in Johannesburg as head of mining. In 2001, he assumed some responsibilities for safety and health as well as heading up the Corporate Technical Group. Ben was appointed an executive officer in May 2004.

Mr RL Lazare (48)
BA HED
South Africa region
Robbie Lazare was appointed an executive officer in December 2004. Prior to this he was the general manager of TauTona mine. He has 23 years experience in the mining industry.

Mr SJ Lenahan (49)
BSoc Sc, MSc
Corporate Affairs
Steve Lenahan has been working in the mining industry since 1978 when he started his career at De Beers. He was appointed investor relations executive for AngloGold in 1998 and assumed responsibility for corporate affairs in early 2001.

Mr MP Lynam (43)
BEng (Mech)
Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in hedging and treasury since 1990. In 1998, Mark joined AngloGold as treasurer and was appointed to the positon of executive officer in May 2004.

Mr NF Nicolau (45)
B-Tech (Min.Eng), MBA
Deputy Chief Operating Officer (Africa)
Neville Nicolau became the executive officer responsible for AngloGold's South Africa region in November 2001 and was appointed a deputy chief operating officer in January 2005. He has 26 years of mining experience.

Ms YZ Simelane (39)
BA LLB, FILPA, MAP
Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. Yedwa was appointed to the position of executive officer in May 2004.

Mr NW Unwin (52)
BA
Human Resources and Information Technology
Nigel Unwin has had many years of experience in the field of human resources. He has been an executive officer since 1999.

Mr S Venkatakrishnan (39)
BCom, A.C.A (ICAI)
Deputy Chief Financial Officer
Srinivasan Venkatakrishnan (Venkat) was the finance director of Ashanti Goldfields Company Limited from 2000 until the business combination with AngloGold in 2004. Prior to joining Ashanti, Venkat worked as a director in the Reorganisation Services division of Deloitte & Touche in London.

Mr GF Wylie (52)
BSc Honours (Geology), MSc (Mining Engineering), Dip Mgmt
Exploration
Gordon Wylie began his career at Iscor in 1976 before moving to Anglo American Corporation. In 1998 he became manager, Exploration and Geology for AngloGold's global operations. Gordon was appointed to the position of executive officer in May 2004.

Company secretary

Mr CR Bull (58)
BCom
Chris Bull has been employed by the Anglo American Corporation group for 39 years in various company secretarial positions. He was appointed company secretary of AngloGold in 1998 and is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

Products

AngloGold Ashanti's main product is gold. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

Gold market

The gold market is relatively liquid compared to many other commodity markets. Physical demand for gold is primarily for fabrication purposes, including jewellery (which accounts for almost 80% of fabricated demand), electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

The use of gold as a store of value (a consequence of the tendency of gold to retain its value in relative terms against basic goods and in times of inflation and monetary crisis) and the large quantities of gold held for this purpose in relation to annual mine production have meant that, historically, the potential total supply of gold is far greater than demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent with other commodities. Instead, the gold price has from time to time been significantly affected by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks and global or regional political and economic events. In times of inflation and currency devaluation, gold is often seen as a refuge, leading to increased purchases and support for the price of gold.

Interest rates affect the price of gold on several levels. High real rates of interest increase the cost of holding gold and discourage physical buying in developed economies. High US interest rates would also make hedging or forward selling of gold attractive because of the higher contango premiums available in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of such sales. At a secondary level, changes to interest rates are viewed by market participants as indicators of other economic changes (including expectations of inflation), and have been used historically by market participants to motivate decisions to buy or sell gold.

Changes in exchange rates against the dollar affect levels of demand for gold in non-US economies. In South East Asia, for example, during the mid-1990s strong local currencies encouraged robust gold demand due to low real gold prices in local currencies. In contrast, when South East Asian currencies fell sharply against the dollar in 1997, the local currency values of gold increased proportionally, and wholesale selling of the metal ensued in the region. Recoveries in Asian currencies since 1999, have resulted in a decline in gold prices in terms of these currencies which in turn has led to a rise in gold demand to previous levels. In the investment market, a strong dollar during the 1990s had a negative effect on investment demand for gold in developed economies. Since 2001, the weakness in the dollar has been seen as a signal to buy gold.

While political and economic crises can have either a positive or negative impact on gold, this is not inevitable. As a recent example of this, in 1998, despite negative sentiment caused by the Russian financial crisis and ensuing corrections in the capital markets worldwide, the price of gold remained stable. By contrast, more recent political events have helped to drive the gold price higher, particularly the war in Iraq.

The market in 2004

The return of investor interest in gold resulted in a sustained rise in the gold price during the latter half of 2004. The gold price rose almost uninterruptedly for three months to early December to $456.75 per ounce, the highest price in almost 17 years. There was a measure of correction after the price failed to rise above $460 per ounce, and the price ended the year at $435 per ounce, up by 6% from the beginning of 2004. The market has since corrected further to a low of $410 per ounce, but buying interest has returned and the price rally of the past three years appears intact.

The driving influence on investor sentiment was the weakening dollar, particularly against the euro, but also against the Japanese yen. This has been the case also for the past three and a half years and the correlation between the rising dollar spot price of gold and the weakening dollar against the euro reached a remarkable 97% over the three months to December. While this does not mean that other factors do not influence the gold market and the price of gold from time to time, it does underline the primary influence of the health of the US currency on the gold price in the current market cycle.

In this respect, the gold market differs from the parallel cycle of rising base metal and commodity prices, which has also been influenced to some extent by investor buying on the back of a weakening US currency. However, prices of industrial metals are being driven mainly by Chinese demand at present. The correlation between the gold price and the weak dollar is an important one for the year ahead. With market commentators and analysts uniformly forecasting a weaker dollar at the end of 2005, these forecasts have translated to a forecast for higher spot prices of gold as well. Any stabilisation or recovery in the US currency would have the opposite effect on the gold price in the current market.

Investment demand remains the instrument through which this influence on the gold price is manifested. The role played by investors and speculators in gold on the New York Comex has been supplemented by the launch in the USA of the gold exchange-traded fund, the streetTRACKS Gold Shares. The fund was created by the World Gold Council in partnership with State Street Global Markets and by early 2005 this fund had purchased on behalf of its investors over 140 tons of physical gold in the market. This level of investment is equal to over 25% of the net long position in gold on the New York Comex. On the Comex itself, during the year the total open position in gold reached a record high of over 22 million ounces, or 685 tons. The net long position remained consistently strong throughout the final quarter of 2004, although it failed to reach the record high levels seen in early April.

The average spot price of $409 per ounce for the year was $46 per ounce or 13% stronger than the average for the previous year. However, the rand strengthened against the dollar by some 15% during this period, and the rand gold price enjoyed no benefit from the higher dollar prices. The gold price in rands at the end of 2004 of R79,442 per kilogram was over 10% (or R9,000 per kilogram) lower than the local

18

gold price at the beginning of 2004, and the average local price of R84,400 per kilogram for 2004 was 4% lower than the average price in 2003.

Currencies

The recovery in the dollar which began early in the first quarter of 2004 lasted well into the third quarter of the year. For over six months, the US currency traded mostly between $1.20 and $1.25 to the euro, and reached ¥115 during May 2004. The dollar's strength during this time was a result largely of purchases of dollar instruments by monetary authorities in China and Japan. As this Asian intervention ended, so did the recovery in the US currency, and the dollar's devaluation resumed late in the third quarter, and continued unbroken for four months, to close 2004 at almost $1.36 to the euro and at ¥102. By the end of the year, the euro had gained 8% and the yen 5% against the dollar compared to their exchange rates at the beginning of 2004.

The cycle of dollar weakness continued as the market took the view that the challenge of the US budget deficit was unlikely to be resolved and the US currency would have to weaken in order to set in train the economic corrections necessary to reduce the US deficits. This market view was reinforced by the public announcement in mid-November by Alan Greenspan, Chairman of the US Federal Reserve Bank, that the current account deficit of the US was unsustainable and that the willingness of foreign investors to finance that deficit through investments in the US currency was finite. After this announcement, the US currency went on to touch a record low of over $1.37 to the euro, and also to lose ground against the yen. With the weaker dollar came a stronger gold price, and the behaviour of gold as a currency trade against the dollar was reinforced. Since the end of 2004, the dollar has recovered somewhat against both the euro and the yen.

The South African rand has strengthened against the dollar by significantly more than the dollar has weakened against other major currencies. At its strongest point against the dollar (at the end of 2004), the rand had gained 17% since the beginning of 2004. The local currency also showed significant volatility during the year. While the rand has been helped in 2004 by the weakening dollar, it has also benefited from strong commodity prices and from sustained investor interest in the South African economy. In addition, sound economic policies have translated to sustained growth in the country and to a further upgrading of the country's sovereign risk rating by international ratings agencies. While the value of the rand remains vulnerable to a recovery in the dollar, or to specific event-driven reactions, it is otherwise likely to sustain its strength against major currencies into 2005.

AngloGold Ashanti believes that the primary driver in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Among these is the anticipated further decline of the dollar.

The physical market for gold in the first half of 2004 showed some positive adjustment, and some acceptance of higher gold prices. This resulted in a slight recovery in demand and some slippage in supply, and a physical market more in balance for that. In particular, in the important area of demand for gold in jewellery, latest reports show improved offtake in the Middle East (particularly in Turkey) and in South East Asia (particularly Vietnam), and sustained demand in India. Set against this demand performance, official sales of gold were lower in 2004, due in part to the process of renegotiation and extension of the Washington Agreement for a further five years, and lower scrap sales.

A further contribution to an improved supply/demand balance is likely to come from rising gold offtake in jewellery in China this year, the first time in several years. This improvement has come with the completion in 2003 of the deregulation of the gold jewellery market in China, and the subsequent introduction by the World Gold Council of modern, 18-carat gold jewellery to metropolitan markets in China. This new product is able to compete with platinum jewellery on price, colour and design and it has been interesting to see growing sales of this new product and a simultaneous fall in platinum jewellery sales in the China mainland market during 2004.

Hedging

As at 31 December 2004, the net delta hedge position of AngloGold Ashanti was 10.49 million ounces or 326.2 tons, valued at the spot price of gold on that date of $434.70 per ounce. This net delta position reflects a decrease over the year of 4.2 million ounces or 130 tons in the net combined size of the AngloGold Ashanti hedge since the beginning of 2004 and the take-on of the Ashanti hedge in April 2004. This decrease has been achieved by the active management of hedge positions quarter by quarter, and a restructuring and reduction of hedge commitments during the final quarter of 2004. The marked-to-market value of the hedge position as at 31 December 2004 was negative $1.16 billion. The group continues to manage its hedged positions actively and to reduce overall levels of pricing commitments in respect of future gold production by the group.

Marketing channels

Gold produced by AngloGold Ashanti's mining operations is processed to saleable form at various precious metals refineries. Once refined to a saleable product – either a large bar weighing approximately 12.5 kilograms and containing 99.5% gold, or smaller bars weighing 1.0 kilograms or less with a gold content of 99.5% and above – the metal is sold directly by the refineries to bullion banks and the proceeds are paid to the company.

Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to physical offtake markets worldwide. Bullion banks hold consignment stocks in all major physical markets such as India or South East Asia and finance such consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.

Where forward sales contracts exist against which AngloGold Ashanti elects to deliver physical product, the same channel of the refinery is used, with the variation that the refinery does not sell the metal on its behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fullfills

AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid by the relevant bullion bank with the price fixed under the forward contract, rather than at the spot price of the day.

Gold market development

The challenge for marketing gold is significant. This is especially so given the fall in recent years in physical demand for gold, in part a result of the rise in price and market volatility. Demand for gold jewellery in many markets has declined materially in the past four years, with gold jewellery sales losing ground against other luxury consumer goods, particularly in developed markets.

AngloGold Ashanti is committed to developing the market for gold. The group's marketing programme aims to increase the desirability of its product, to sustain and grow demand, and to support the deregulation of the market in key economies.

During 2004, AngloGold Ashanti spent some $15 million on gold marketing initiatives, of which 66% was spent through the World Gold Council (WGC). Gold marketing expenditure by AngloGold Ashanti in 2003 and 2002 amounted to $19 million and $17 million, respectively.

Independently of its support for the WGC, AngloGold Ashanti is active in a number of other marketing projects that support gold. It remains the only gold group in the world to have committed this level of resources to the marketing of the metal it produces.

Downstream initiatives have included GoldAvenue, an internet venture, established between AngloGold Ashanti, JP Morgan Chase and Pamp MKS of Geneva in 2000. This venture continued to sell gold jewellery by catalogue and website until early 2004, after which it was wound up.

AngloGold Ashanti holds a 26.6% stake in OroAfrica, the largest manufacturer of gold jewellery in South Africa, as an investment in the downstream beneficiation of gold in South Africa. AngloGold Ashanti and OroAfrica have co-operated in a number of projects, including OroAfrica's development and launch of an African gold jewellery brand. An important strategic step has been the establishment of a Jewellery Design Centre at OroAfrica at a cost of $250,000. The purpose of the centre is to generate new gold jewellery designs, and to improve product standards through technology, design and innovation. The centre has been used during the past year to develop a new range of gold jewellery with an African theme. The Design Centre was commissioned by the South African Parliament in 2003 to manage the fabrication of the new Parliamentary mace to celebrate the tenth year of democracy in South Africa. The mace was successfully completed and presented to Parliament in 2003.

Also in the area of design innovation, AngloGold Ashanti's Riches of Africa Gold Jewellery Design Competition was established in 1998 to showcase South African jewellery designers, to enhance jewellery manufacturing technical skills in South Africa and to support the local gold jewellery industry. Training workshops for competition entrants are held each year, while the award-winning works are exhibited and used in fashion shows and other events both locally and abroad. The 2004 competition attracted a record total of 459 entrants and a record number of student and

professional jewellers attended training workshops held by AngloGold Ashanti in Johannesburg, Cape Town and Durban.

A bi-annual gold jewellery design competition in Brazil, the Designers Forum, was launched by the group in South America in 2002. It was the first such competition in that country. The competition generated unprecedented interest in 2004, with a high quality of design and craftsmanship and some 650 projects involved. From these, 33 pieces were selected for the collection.

The Gold of Africa Museum was inaugurated in 2001 in Cape Town with the permanent endowment of the Barbier Mueller collection of West African gold objects purchased by the company in 1998. The Museum also serves as a training facility in the jewellery industry in Cape Town. The Museum continues to attract a growing number of visitors, and to provide special visits for school groups in the Cape Town area.

AngloGold Ashanti and Mintek, South Africa's national metallurgical research organisation, launched Project AuTEK in 2002 to research and develop industrial applications for gold. Project AuTEK has developed a gold-based catalyst for the oxidation of carbon monoxide at ambient temperature. Mintek has carried out pilot-scale catalyst production tests. Negotiations for the commercial production of the catalyst have commenced.

An important feature in many of AngloGold Ashanti's marketing projects has been the beneficiation of gold, particularly in South Africa. AngloGold Ashanti's commitment to adding value to gold extends beyond mining and aims to contribute towards the upliftment of people and the sustainability of communities. AngloGold Ashanti remains a sponsor of the Atteridgeville Jewellery Project, established in 2000 by the Vukani-Ubuntu Community Development Project to create opportunities in the jewellery industry in South Africa for the previously disadvantaged through training and development. In 2004, the company also sponsored the expansion of the Soweto Jewellery School to enable it to double its intake of students from 2005.

The process of producing gold

The process of producing gold can be divided into six main phases:
- finding the orebody;
- creating access to the orebody;
- removing the ore by mining or breaking the orebody;
- transporting the broken material from the mining face to the plants for treatment;
- processing; and
- refining.

This basic process applies to both underground and surface operations.

Finding the orebody

AngloGold Ashanti's global exploration programme generates targets and undertakes exploration, on its own or in conjunction with joint venture partners.

Creating access to the orebody

There are two types of mining which take place to access the orebody:

- underground – a vertical or decline shaft (designed to transport people and/or materials) is first sunk deep into the ground, after which horizontal development takes place at various levels of the main shaft or decline. This allows for further on-reef development of specific mining areas where the orebody has been identified; and
- open-pit – where the top layers of topsoil or rock are removed in a process called 'stripping' to uncover the reef.

Removing the ore by mining or breaking the orebody

- In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted 'stopes' or 'faces' are then cleaned and the ore released is now ready to be transported out of the mine.
- In open-pit mining, drilling and blasting may also be necessary to release the gold-bearing rock; excavators then load the material onto the ore transport system.

Transporting the broken material from the mining face to the plants for treatment

- Underground ore is transported by means of vertical and/or horizontal transport systems. Once on surface, conveyor belts usually transport the ore to the treatment plants.
- Open-pit mines transport ore to the treatment plants in vehicles capable of hauling huge, heavy loads.

Services

Mining activities require extensive services, both on the surface and underground, including:

- mining engineering services;
- mine planning;
- ventilation;
- provision of consumable resources;
- engineering services;
- financial, administration and human resource services; and
- environmental/permitting services.

Processing

- Comminution, which is the breaking up of ore to make gold available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits. Modern technology is based on large mills fed directly with run-of-mine material.
- Gold ores can typically be classified into:
  - refractory ores, where the gold is locked within a sulphide mineral and not readily available for recovery by the cyanidation process; or
  - free milling, where the gold is readily available for recovery by the cyanidation process.
- Refractory ore treatment – after fine grinding the sulphide materials are floated away from the barren gangue material to produce a high-grade sulphide concentrate. The sulphide concentrate is oxidised by either roasting as at AngloGold Ashanti Mineração or bacterial oxidation (BIOX) as at Obuasi. The oxidation process oxidises the sulphide minerals liberating the gold particles making them amenable to recovery by the cyanidation process.

- Free milling and oxidised refractory ores are processed for gold recovery by agitator leaching the ore in an alkaline cyanide leach solution followed generally by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
- The alternative process is the heap-leach process. Generally considered applicable to only high-tonnage, low-grade ore deposits, AngloGold Ashanti has successfully applied this to medium-grade deposits where the ore deposit tonnage cannot economically justify constructing a process plant. Here, the run-of-mine ore is crushed and placed on the leach. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The dissolved gold bearing solution is collected from the base of the heap and transferred to the carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The stripped solution is recycled back to the top of the heaps.
- Gold adsorbed onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of that precipitate into bars that are shipped to the gold refineries.
- The retreatment of tailing stockpile from previous decades' operations is also practised by AngloGold Ashanti. The old tailings are mined by water sluicing followed by agitator leaching in alkaline cyanide solution and recovery of dissolved gold onto activated carbon.
- At AngloGold Ashanti operations, the major by-products produced are:
  - silver, which is associated with gold in ratios ranging from 0.1 to 1 to 200:1 silver to gold
  - sulphuric acid which is produced by scrubbing the off gases from the roasting plants; and
  - uranium which is recovered in a process which involves initial acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping with ammonium hydroxide and precipitation of crude yellow cake.
- The tailings from the process operations are stored in designated Tailings Storage Facilities designed to enhance water recovery and prevent contaminant seepage into the environment.

Refining

The gold dust is then smelted into gold bars, which are transported to a refinery for further refining, to as close to pure gold as possible – good delivery status. This gives the assurance that the bar contains the quantity and purity of gold as stamped on the bar.

Research and development – 2004

AngloGold Ashanti's approach to research and development is a combination of external private and collaborative research and in-house research based at the operations.

The prime external collaborative research programmes include:

- electric drilling: progress was made towards the end of the final quarter of 2004 in several key performance areas. As drilling and blasting is the fundamental rock-breaking process in deep-level, narrow vein hard-rock mining, the overall objective of a more energy-efficient stope will need to rely on moving away from compressed air as the primary energy source for this and several other in-stope activities;

- the AMIRA projects:
  - P9N which is essentially research into increasing efficiency comminution;
  - P420c which is essentially research into the gravity and leaching characteristics of gold extraction from both free milling ores and refractory ores; and
  - P266d which is essentially research into improving the performance of thickeners.
- a University of British Columbia Canada, project researching the use of thiosulphate as an alternative lixiviant to cyanide; and
- the Mintek, Johannesburg, research project AuTEK, commissioned to develop new industrial uses for gold. The principal fields being catalysts, medical, biological and nanoparticle.

The primary in-house research programmes being carried out in conjunction with private external technology suppliers are:

- open-pit wall stability design aspects (including risk analysis design) and continuous slope stability measurement;
- use of GPS systems for drill blast hole location, truck monitoring and management of ore placement on heaps;
- the engineering design enhancement to the New Era Loco, an operational energy modelling system;
- a chiller performance software programme is being completed as the final outstanding research project within the FutureMine Programme;
- AngloGold Ashanti's wholly-owned subsidiary, ISS International Ltd, (ISSI), remains a world leader in seismic monitoring of mines, engineering structures and earthquakes. The company initiates and undertakes both broad-based and focused research and development in a continuing quest to enhance the safety of those working in mining by developing effective monitoring and warning technology systems. ISSI functions on the international stage and its involvement in seismic matters extends well beyond the mining environment;
- the mine to mill and variations of that theme to improve blasting efficiencies and effectiveness, monitor fragmentation and improve energy efficiencies in process comminution practices. The objective is to reduce energy and costs and improve material-handling efficiencies; and
- expert control systems in both the comminution circuits and leaching/gold recovery circuits.

A company-wide decision has been taken to comply with the International Cyanide Code. to this end, extensive cyanide speciation studies have been conducted at the various plants in the South African region in conjunction with Mintek (a South African metallurgical research centre) to determine, on both a macro- and a micro-scale, the environmental impacts of cyanide in the residue material. This has facilitated a clearer understanding of the environmental impacts of cyanide and has let to the implementation of a strategy to ensure compliance with the requirements of the International Cyanide Code.

Cyanide management covers the areas of:

- consumption by installation of continuous cyanide and cyanide WAD measuring devices with process control base on a forward control loop;
- cyanide recovery using the Hannah process system;
- cyanide destruction using a number of proprietary processes; and
- cyanide destruction based on bacteria destruction of cyanide compound.

Review of operations

Products, operation and geographic locations

AngloGold Ashanti's main product is gold. An insignificant portion of its revenue is derived from the sale of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on world markets.

Operating performance

Overall gold production in 2004 rose as a result of the combination of the AngloGold assets with those of Ashanti, in line with the company's strategy of achieving geographic and orebody diversity. Gold production for the year amounted to 6.052 million ounces, an increase of 8%. Gold production from outside of South Africa – principally from low-cost surface and shallow mines – rose by 27% to 2,973 million ounces.

Strong operating currencies against the dollar and rising cost of inputs resulted in total cash costs increasing by 25% to $268 per ounce.

Capital expenditure for the year rose to $585 million. Of this, $329 million (56%) was for maintenance capital expenditure and $256 million (44%) for new projects.

Adjusted headline earnings decreased by 7% to $263 million.

Safety and health

Safety performance was the best ever recorded by the group, with all major safety indicators improving. Regrettably, 32 employees lost their lives in work-related accidents during the year, 31 of these at the South African operations and one at the Morila mine in Mali.

The group's fatal injury frequency rate (FIFR) was 0.19 per million man hours worked, an improvement of 34% on the rate of 0.29 achieved the previous year. The lost time injury frequency rate (LTIFR) also declined significantly, by 26%, to 6.54 per million man hours from 8.83 the previous year.

Extensive reporting on occupational safety and health, the environment and issues relating to sustainable development can be found in the company's Report to Society 2004, which is published simultaneously with this report. This report is available on the company's website at www.AngloGoldAshanti.com or from the contact persons listed at the end of the report.

Outlook

Production in 2005 is expected to increase to some 6.5 million ounces. Capital expenditure is expected to be $655 million in 2005, mainly at the South African, South American and former Ashanti operations.



Percentage contribution to gold production by country – 2004

Argentina	3%	Namibia	1%
Australia	7%	South Africa	51%
Brazil	6%	Tanzania	9%
Ghana	8%	USA	6%
Guinea	1%	Zimbabwe	-
Mali	8%		



Operations with brownfields exploration

Sold and/or closed operations

Greenfields exploration areas

Exploration alliance areas and offices

South Africa

Key statistics

	2004	2003	2002
Tonnes treated (Mt)			
Underground	**10.9**	11.3	11.3
Surface	**34.8**	36.8	38.4
Average grade (g/t)			
Underground	**7.83**	8.13	8.40
Surface	**0.30**	0.27	0.30
Gold production (000oz)	**3,079**	3,281	3,412
Total cash costs ($/oz)	**291**	227	138
Number of employees, including contractors	**43,282**	46,274	45,772
Efficiencies (g/TEC)	**252**	214	218
Capital expenditure ($ million)	**335**	327	175

Location: AngloGold Ashanti's South Africa region comprises seven underground operations located in two geographic areas on the Witwatersrand Basin:

● the **West Wits area**, near Carletonville, straddles North West Province and Gauteng, where the Mponeng, Savuka and TauTona mines are located; and

● the **Vaal River area**, near Klerksdorp and Orkney, in North West Province and Free State, where the Great Noligwa, Kopanang, Tau Lekoa and Moab Khotsong mines are located.

In addition, a surface metallurgical reclamation operation, **Ergo**, is located near Johannesburg in the province of Gauteng. Ergo is due to close during 2005.

Geology: The Witwatersrand Basin comprises a six-kilometre thick sequence of interbedded argillaceous and arenaceous sediments that extend laterally for some 300 kilometres north-east south-west and 100 kilometres north-west south-east on the Kaapvaal Craton. The upper portion of the Basin, which contains the orebodies, out crops at



its northern extent near Johannesburg. Further west, south and east the Witwatersrand Basin is overlain by up to four kilometres of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin is late Archaean in age and is considered to be around 2.7 to 2.8 billion years old.

In the Witwatersrand Basin, gold occurs in laterally extensive quartz pebble conglomerate horizons or reefs, that are generally less than two metres thick and are widely considered to represent laterally extensive braided fluvial deposits. Separate fan systems were developed at different entry points and these are preserved as distinct goldfields. There is still much debate about the origin of the gold mineralisation in the Witwatersrand Basin. Gold was generally considered to have been deposited syngenetically with the conglomerates but there has been a swing to an epigenetic theory of origin. However, the most fundamental control to the gold distribution in the Basin remains the sedimentary features, such as facies variations and channel directions. Gold







generally occurs in native form often associated with pyrite and carbon, with quartz being the main gangue mineral.

Operating performance: Overall production fell by 6% to 3.079 million ounces with both volumes and yield being down. Total cash costs rose by 28% to $291 per ounce, mainly as a result of the continued strength of the South African rand and inflationary pressures. The second year of a two-year wage agreement, which provides for an average 7% increase in wages for the majority of employees, came into effect from July 2004. In local currency terms, costs were well-contained at R60,223 per kilogram, representing a 10% increase from R54,624 per kilogram. While some cost savings were achieved at mine-level, regional initiatives included rationalisation and restructuring of AngloGold Health Services, commodity strategies, automation and revised insurance rates.

Capital expenditure for 2004 was $335 million, 2% higher than the previous year of $327 million. Expansion capital amounted to $159 million, ore reserve development to $137 million and the balance being stay-in-business capital. Expansion capital was primarily at Moab Khotsong ($71 million), at Mponeng ($11 million) and at TauTona ($38 million).

West Wits

Description: The West Wits operations comprise the Mponeng, Savuka and TauTona mines. Savuka and TauTona share a processing plant, whereas Mponeng has its own individual processing plant. These plants comprise crushers, mills, CIP and zinc precipitation and smelting facilities.

Location: The West Wits operations are located near the town of Carletonville in North West Province, south-west of Johannesburg.

Geology: Two reef horizons are exploited at the West Wits operations, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group and the Carbon Leader Reef (CLR) near the base. The separation between the two reefs increases from east to west from 400 metres to 900 metres, owing to unconformity in the VCR. TauTona and Savuka exploit both reefs, whereas Mponeng only

mines the VCR. The structure is relatively simple; faults of greater than 70 metres are rare.

- The CLR consists of one or more conglomerate units and varies from several centimetres to more than three metres in thickness.
- Regionally, the VCR dips at approximately 21°, but may vary between 5° and 50°, accompanied by changes in thickness of the conglomerate units. Where the conglomerate has the attitude of the regional dip, it tends to be thick, well-developed and accompanied by higher gold accumulations. Where the attitude departs significantly from the regional dip, the reef is thin, varying from several centimetres to more than three metres in thickness.

Operating review

Mponeng: Volumes mined decreased in the first quarter as a result of a slow start to the year and a planned safety day which was called for following four fatalities in February. A good recovery was made in the second quarter, with a return to targeted levels by year-end to counteract in particular the impact of high grade lock-up from recently commenced ledging operations. A grade decline in the first quarter, as a result of seismic damage to a number of high-grade panels, was followed by expected declines in face value and dilution from increased development rates. On average, the grade for the year was

Mponeng	2004	2003	2002
Pay limit (oz/t)	**0.39**	0.29	0.24
Pay limit (g/t)	**13.26**	10.08	7.54
Recovered grade (oz/t)	**0.237**	0.261	0.252
Recovered grade (g/t)	**8.14**	8.96	8.63
Gold production (000oz)	**438**	499	466
Total cash costs ($/oz)	**322**	221	144
Total production costs ($/oz)	**386**	269	209
Capital expenditure ($ million)	**62**	69	47
Total number of employees	**5,876**	6,169	5,693
Employees	**5,164**	5,374	5,237
Contractors	**712**	795	456







8.14g/t, down some 9% on the previous year. Consequently gold production decreased by 12% to 438,000 ounces.

Total cash costs increased by 46% to $322 per ounce on the back of lower production, the strong rand and the mid-year wage increase. In rand terms, total cash costs rose by 25% to R66,437 per kilogram.

Adjusted operating profit at $11 million was significantly down. Capital expenditure, mostly stay-in-business capital, of $62 million for the year, was 10% lower than the previous year.

TauTona: Infrastructure failure and a reduction in face length in the first quarter, which was partially offset by increased tramming and accelerated cleaning activities, set the mine off to a poor start to the year in respect of volumes mined. This was followed in the second quarter by delays in negotiating a major fault and planned stoppages for safety reasons, along with reduced face advance. Volumes improved in the third quarter, along with increased face length and face advance, but were impeded once more on several panels by seismicity and planned stoppages related to rock mechanic issues. These factors, together with dilution from increased development, resulted in the average yield declining by 10% to 10.88g/t.

Gold production decreased by 12% to 568,000 ounces, reflecting the lower tonnages. Revenues were negatively affected by the strong rand and the mid-year wage increase. Total cash costs rose by 43% to $245 per ounce in dollar terms, and by 23% to R50,531 per kilogram in local currency. Adjusted operating profit was down by 42% to $58 million. Capital expenditure of $65 million was 19% lower than in 2003. This was spent mostly on the below 120 level CLR project, the CLR pillar project and the VCR development project.

Savuka: Tons milled declined by 20% as waste tons decreased in line with decreased development as the mine reaches the of its life. As a result, the yield improved to 6.19g/t despite the marginal decrease in the in-situ mining grade owing to the channelised nature of the orebody. Gold production declined by 16% to 158,000 ounces.

Gradual downsizing of the operation led to some labour cost saving, although this was partially undermined by mid-year wage increases. Total cash costs were well-contained, rising by 11% to $455 per ounce; in rand terms total cash cost declined by 5% to R94,036 per kilogram.

TauTona	2004	2003	2002
Pay limit (oz/t)	0.67	0.45	0.47
Pay limit (g/t)	23.01	15.48	14.54
Recovered grade (oz/t)	0.317	0.353	0.340
Recovered grade (g/t)	10.88	12.09	11.66
Gold production (000oz)	568	646	643
Total cash costs ($/oz)	245	171	117
Total production costs ($/oz)	311	207	143
Capital expenditure ($ million)	65	80	21
Total number of employees	5,498	5,457	5,715
Employees	4,673	4,794	5,397
Contractors	825	663	318

Savuka	2004	2003	2002
Pay limit (oz/t)	0.41	0.45	0.38
Pay limit (g/t)	14.17	15.28	11.90
Recovered grade (oz/t)	0.181	0.169	0.206
Recovered grade (g/t)	6.19	5.81	7.07
Gold production (000oz)	158	187	236
Total cash costs ($/oz)	455	411	231
Total production costs ($/oz)	523	467	257
Capital expenditure ($ million)	8	21	9
Total number of employees	3,229	4,529	4,910
Employees	3,001	4,122	4,396
Contractors	228	407	514









As a result, the adjusted operating loss was held to $18 million, aided by lower rehabilitation charges on the extension to the life-of-mine plan. Capital expenditure of $8 million, mainly on ore reserve development, was down by 62% on the previous year.

Growth prospects

Mponeng Shaft Deepening Project: This project is to deepen the sub-shaft system and provide access tunnels to the VCR horizon on 113, 116 and 120 levels (from 3,172 metres to 3,372 metres below surface). AngloGold Ashanti expects the project to produce 4.8 million ounces of gold over a period of 13 years to 2016. Total capital expenditure is estimated at $207 million (at closing 2004 exchange rate), with some $8 million (at closing 2004 exchange rate) remaining. The average project cash cost over the life-of-mine is expected to be approximately $226 per ounce in 2004 real terms. Progress continued to be made on this project during 2004, with stoping operations commencing in May 2004.

TauTona:
- ***The CLR shaft pillar project*** allows for stoping operations up to the infrastructural zone of influence. The project, from which production commenced in 2004, is expected to produce 550,000 ounces of gold over a period of 10 years, at a capital cost of $35 million (converted at closing 2004 exchange rate). Approximately $29 million (at closing 2004 exchange rate) has been spent to date. The expected average project cash cost is $134 per ounce.
- ***The VCR Development Project*** aims to access two distinct reserve blocks on the VCR horizon, one situated north-east of the shaft complex, and the other in the VCR pillar area situated outside the zone of influence. The project will add some 300,000 ounces to production, with a capital cost of $30 million (at closing 2004 exchange rate).
- ***The CLR reserve block below 120 level, known as TauTona below 120 level Project,*** is being accessed via a twin decline system into its geographical centre, down to 125 level. The project is expected to produce 2 million ounces of gold over a period of nine years, with a project capital cost of $152 million (at closing 2004 exchange rate). The average project cash cost is expected to be $203 per ounce. Progress is on schedule and production is due to start in January 2007.

Outlook: Production at **Mponeng** in 2005 is expected to increase by 7% to 470,000 ounces at a total cash cost of $295 per ounce, with capital expenditure of $54 million.

Production at **TauTona** is expected to remain constant at 2004 levels of around 570,000 ounces in 2005, while total cash costs will rise to $229 per ounce. Capital expenditure should amount to some $66 million.

Production at **Savuka** is expected to remain at 2004 levels of around 160,000 ounces at a total cash cost of $404 per ounce, while the downsizing of this operation continues. Minimal capital expenditure is forecast at $7 million.

Vaal River

Description: AngloGold Ashanti's Vaal River operations are located in the original Vaal Reefs mining area of the Witwatersrand Basin and comprise three operating mines, Great Noligwa, Kopanang and Tau Lekoa, and a developing mine, Moab Khotsong.

The Vaal River complex also has four gold plants, one uranium plant and one sulphuric acid plant. The Vaal River processing plants include crushers, mills, CIP and electro-winning facilities, and are able to treat between 180,000 and 420,000 tonnes of ore per month. Although the Vaal River operations produce uranium oxide as a by-product, the value is not significant relative to the value of gold produced.

Location: The Vaal River operations are located near the towns of Klerksdorp and Orkney in North West Province and Free State.

Geology: In order of importance, the reefs mined at the Vaal River operations are the Vaal Reef, the VCR and the "C" Reef.
- The Vaal Reef contains approximately 85% of the reserve tonnage with mining grades between 10 and 20g/t. It comprises a series of oligomictic conglomerates and quartzite packages developed on successive unconformities. Several distinct facies have been identified, each with its unique gold distribution and grade characteristic.

- The VCR has a lower grade than the Vaal Reef, and contains approximately 15% of the estimated reserves. The economic portion is mainly concentrated in the western part of the lease area. It can take the form of a massive conglomerate, a pyritic sand unit with intermittent pebble layers or a thin conglomerate horizon. The reef is located at the contact between the overlying Kliprivierberg Lavas of the Ventersdorp Super Group and the underlying sediments of the Witwatersrand Super Group which creates a distinctive seismic reflector. The VCR is located up to one kilometre above the Vaal Reef.
- The "C" Reef is a thin, small pebble conglomerate with a carbon-rich basal contact, located approximately 270 metres above the Vaal Reef. It has less than 1% of the estimated reserves with grades similar to the Vaal Reef, but more erratic. The most significant structural features are the north-east striking normal faults which dip to the north-west and south-east, resulting in zones of fault loss.

Operating review

Great Noligwa: Volumes mined decreased as a result of fewer production shifts in the first quarter, although improved face length

and advance resulted in an increase in the second half of the year. The grade decreased marginally to 10.38g/t, in line with expectations, as mining moved towards the extremities of the lease area, and as the high grades experienced in the SV1 area in the first quarter were not sustained. This was offset to some degree by an improved mining mix.

As a result, gold production was down slightly, by 2% to 795,000 ounces. New cost saving initiatives and favourable summer power tariffs towards year-end helped to maintain total cash costs at $231 per ounce, despite the mid-year wage increase. In local currency terms, total cash costs rose by 3% to R47,820 per kilogram. Adjusted operating profit fell to $118 million. Stay-in-business capital expenditure totalled $36 million, a decrease of 14% on 2003.

Kopanang: Volumes mined were lower as a result of a slow start up after the Christmas break, although they recovered later in the year, particularly as five additional shifts were worked in the fourth quarter. Overall, gold production decreased by 2% to 486,000 ounces. Efforts to reduce reef/waste contamination contributed to better yields, as did the lower volumes of tonnes treated. Grade increased slightly to 7.37g/t, in line with expectations.

Great Noligwa	2004	2003	2002
Pay limit (oz/t)	0.38	0.34	0.32
Pay limit (g/t)	13.01	11.53	9.96
Recovered grade (oz/t)	0.303	0.308	0.321
Recovered grade (g/t)	10.38	10.57	11.02
Gold production (000oz)	795	812	880
Total cash costs ($/oz)	231	193	105
Total production costs ($/oz)	260	213	120
Capital expenditure ($ million)	36	42	28
Total number of employees	7,100	7,821	9,269
Employees	6,192	6,819	8,356
Contractors	908	1,002	913

Kopanang	2004	2003	2002
Pay limit (oz/t)	0.39	0.32	0.35
Pay limit (g/t)	13.51	10.96	10.78
Recovered grade (oz/t)	0.215	0.206	0.211
Recovered grade (g/t)	7.37	7.07	7.23
Gold production (000oz)	486	497	511
Total cash costs ($/oz)	281	223	133
Total production costs ($/oz)	317	249	159
Capital expenditure ($ million)	38	33	24
Total number of employees	6,312	6,966	7,638
Employees	5,758	6,131	6,953
Contractors	554	835	685













Total cash costs were 26% higher at $281 per ounce, a function of higher labour costs from mid-year, lower treatment costs and lower production. In rand terms, total cash costs rose by 8% to R58,220 per kilogram. Adjusted operating profit of $46 million reflects the impact of the lower price and production. Capital expenditure of $38 million was 15% higher than last year. Most of this expenditure was stay-in-business capital, with a minor amount ($3 million) being spent on development of the Edom ground.

Tau Lekoa: Tau Lekoa increased its volumes mined as a result of a 5% increase in face length despite a 1% decrease in face advance. Plant throughput was boosted owing to a clean-up of underground lock-up after the Easter break and a redistribution of mining crews to allow the mining of more panels per raise line. This was negated by a Department of Minerals and Energy decision to stop work on Sundays for five weeks after a fatal accident in June. Yield, however, declined by 9% to 3.87g/t, despite an improvement in mining mix.

As a result, production decreased to 293,000 ounces. Total cash costs increased by 41% to $370 per ounce, or by 21% to R76,428 per kilogram in local currency. The mine's adjusted operating profit reduced to a loss of $6 million in 2004. Capital expenditure of $25 million was 56% higher than in 2003, mainly stay-in-business capital.

Tau Lekoa	2004	2003	2002
Pay limit (oz/t)	0.18	0.14	0.14
Pay limit (g/t)	6.31	4.90	4.30
Recovered grade (oz/t)	0.113	0.124	0.130
Recovered grade (g/t)	3.87	4.24	4.45
Gold production (000oz)	293	322	311
Total cash costs ($/oz)	370	263	170
Total production costs ($/oz)	432	304	209
Capital expenditure ($ million)	25	16	8
Total number of employees	4,252	4,139	4,622
Employees	3,398	3,450	3,890
Contractors	854	689	732

Moab Khotsong: Moab Khotsong's 9,000 ounces of production is not included in the region's production as the revenue is capitalised against pre-production costs. Commercial production is scheduled for 2006. Capital expenditure for the year amounted to $80 million, 21% more than in 2003.







Growth prospects

Moab Khotsong, is the largest of South Africa's current projects. Located in the Vaal River area, the project involves sinking, constructing and equipping the shaft systems to a depth of 3,130 metres below surface, providing access tunnels to the reef horizon on 85, 95 and 101 levels, and developing the necessary ore reserves. The project is expected to produce 4.9 million ounces of gold from 7.75 million tonnes of milled ore over 12 years. The project capital cost is estimated at $651 million (at end 2004 exchange rate), of which $585 million has been spent to date. The main shaft extension has been completed following the shaft's commissioning in March 2003. Access development is progressing to plan. The first raiseline has been established and stoping operations began in November 2003. Moab Khotsong is forecast to reach commercial production in 2006 and full production, at an average of 15.6 tonnes (502,000 ounces) per annum, is expected by 2010.

Outlook

As mining moves into lower grade areas, production at **Great Noligwa** is expected to decrease by 2% to 782,000 ounces in 2005, at a total cash cost of $256 per ounce. Capital expenditure during 2005 is expected to be approximately $43 million.

In 2005, gold production at **Kopanang** is expected to decrease by 3% to 471,000 ounces, at a total cash cost of $327 per ounce. The lower production expected is in line with an anticipated 2% decline in face advance as some complex geology is expected to be encountered. Capital expenditure for the year ahead will be in the region of $37 million.

In 2005, production at **Tau Lekoa** is expected to rise to 311,000 ounces on improved recoveries. Total cash cost is anticipated to increase to $377 per ounce. Capital expenditure is expected to be approximately $21 million.

Development of the **Moab Khotsong** mine will continue with capital expenditure of $79 million planned for the year.

Ergo

Description: AngloGold Ashanti's Ergo operation, located in Gauteng, re-treats tailings dams and sand to recover gold and produce sulphuric acid using a secondary process. Since 1987, material has been treated through two carbon-in-leach (CIL) plants, which are believed to be two

of the largest of their kind in the world. Ergo can only profitably treat tailings dams if they exceed a certain grade and, as a result of the expected rate of depletion of the higher grade material available, the operation is expected to close during 2005.

Operating review: Tonnes treated improved at the beginning of the year as higher volumes were reclaimed from the Withok tailings dam and the 5L29 dam, and the lower rainfall led to reduced down-time. From mid-year onwards, however, tonnes treated decreased as the clean-up material became increasingly difficult to treat. This combined with a slightly increased yield of 0.24g/t resulted in gold production rising by 9% to 222,000 ounces.

Total cash costs rose by 11% to $389 per ounce mainly because of the establishment of the 5L29 pump station and the reduced by-product contributions from the acid circuit, together with lower production. The latter losses were stemmed following the closure of the acid plant in the third quarter and more efficient cyanide usage during the year. Total cash costs in local currency decreased by 4% to R80,695 per kilogram. The adjusted operating loss for the year rose to $7 million.

Outlook: Ergo is expected to cease operations during 2005.

Ergo	2004	2003	2002
Pay limit (oz/t)	0.01	0.01	0.01
Pay limit (g/t)	0.44	0.44	0.29
Recovered grade (oz/t)	0.007	0.006	0.007
Recovered grade (g/t)	0.24	0.20	0.25
Gold production (000oz)	222	203	264
Total cash costs ($/oz)	389	349	184
Total production costs ($/oz)	436	373	217
Capital expenditure ($ million)	–	–	–
Total number of employees	1,850	1,933	1,122
Employees	767	829	904
Contractors	1,083	1,104	218





Argentina

Cerro Vanguardia

Description: Cerro Vangaurdia consists of multiple small open-pits with high stripping ratios. The orebodies comprise a series of hydrothermal vein deposits containing vast quantities of silver, which is produced as a by-product. Throughput has increased steadily since the first gold was poured in September 1998, from an original design capability of 1,800 tpd to the present level of 2,700 tpd. Cerro Vanguardia's lease area is 514km^2.

Location: The Cerro Vanguardia operation is located to the north-west of Puerto San Julian in the Province of Santa Cruz, Argentina. AngloGold Ashanti has a 92.5% interest in the Cerro Vanguardia mine following the acquisition of an additional 46.25% in July 2002. The Santa Cruz Province has a 7.5% interest. The company owns the right to exploit the deposit for 40 years based on the Usufruct Agreement signed in December 1996. The operation, which was constructed at a total cost of $270 million, was commissioned in the fourth quarter of 1998.


N
Cordoba
Santa Fe
ARGENTINA
Buenos Aires
Bahia Blanca
Cerro Vanguardia
San Julian
Rio Gallegas
Operations
0
1000km

Geology: The oldest rocks in this part of Patagonia are of Precambrian-Cambrian age. These are overlain by Permian and Triassic continental clastic rocks which have been faulted into a series of horsts and grabens. These are associated with both limited basaltic sills and dykes and with calc-alkaline granite and granodiorite intrusions. Thick andesite flows of Lower Jurassic age occur above these sedimentary units. A large volume of rhyolitic ignimbrites was emplaced during the Middle and Upper Jurassic age over an area of approximately 100,000km^2. These volcanic rocks include the Chon Aike formation ignimbrite units that host the gold-bearing veins at Cerro Vanguardia. Post-mineral units include Cretaceous and Tertiary rocks of both marine and continental origin, the Quaternary La Avenida formation, the Patagonia gravel and the overlying La Angelita basalt flows. These flows do not cover the area of the Cerro Vanguardia veins.

Gold and silver mineralisation at Cerro Vanguardia occurs within a vertical range of about 150 to 200 metres in a series of narrow, banded quartz veins that occupy structures within the Chon Aike ignimbrites. These veins form a typical structural pattern related to major north-south (Concepcion) and east-west (Vanguardia) shears. Two sets of veins have formed in response to this shearing; one set strikes about N40W and generally dips 65 to 90° to the east; the other set strikes about N75W and the veins dip 60 to 80° to the south. They are typical of epithermal low-temperature, adularia-sericite character and consist primarily of quartz in several forms as massive quartz, banded chalcedonic quartz, and quartz-cemented breccias. Dark bands in the quartz are due to finely disseminated pyrite, now oxidised to limonite. The veins show sharp contacts with the surrounding ignimbrite, which hosts narrow stockwork zones that are weakly mineralised, and appear to have been cut by a sequence of north-east trending faults that have southerly movement with no appreciable lateral displacement.

Operating review: At Cerro Vanguardia (92.5% attributable), gold production decreased in the first quarter, as a result of a planned decline in tonnes mined and the treatment of lower grade ore. Production recovered in the next two quarters as a result of the plant upgrade and improved grades, and despite operational plant difficulties in the third quarter, efforts to optimise the production mix of low and high-grade pits to be mined at a higher stripping ratio, and dewatering high-grade pits, were largely successful.

Overall, attributable gold production amounted to 211,000 ounces for the year, up marginally on the previous year's production of 209,000 ounces. The yield rose by 6% to 7.60g/t. Total cash costs rose by 9% to $156 per ounce compared to $143 per ounce in 2003, mainly due to new equipment rental, higher fuel consumption (as a result of greater distance), higher royalty payments and higher inflation. These were partially offset by a 65% higher silver by-product credit. Attributable adjusted operating profit increased by 30% to $30 million as a result.







Attributable capital expenditure for the year amounted to $12 million, 20% higher than the previous year. This was spent on mine equipment, the raising of tailings dam and exploration.

Growth prospects: During 2005, drilling will continue on under-explored veins within the greater licence area, while scoping studies will be conducted to investigate potential high-grade underground and attributable leachable low-grade ores.

Outlook: In 2005, attributable production at Cerro Vanguardia should decrease to 204,000 ounces, at a total cash cost of $174 per ounce. Attributable capital expenditure is expected to be in the region of $10 million.

Cerro Vanguardia	2004	2003	2002
Pay limit (oz/t)	**0.12**	0.12	0.11
Pay limit (g/t)	**4.05**	4.28	3,88
Recovered grade (oz/t)	**0.222**	0.208	0.277
Recovered grade (g/t)	**7.60**	7.15	9.49
Gold production (000oz) – 100%	**229**	226	261
Gold production (000oz) – 92.5%	**211**	209	179
Total cash costs ($/oz)	**156**	143	104
Total production costs ($/oz)	**274**	261	203
Capital expenditure ($ million) – 100%	**13**	10	3
Capital expenditure ($ million) – 92.5%	**12**	10	2
Total number of employees	**791**	690	540
Employees	**389**	339	316
Contractors	**402**	351	224

Australia

Acquired at the end of 1999, the Australian operations (formerly Acacia Resources Limited) comprise only one operation at present, the Sunrise Dam Gold Mine in Western Australia (AngloGold Ashanti's interest is 100%). Mining ceased at Union Reefs in the Northern Territory in the third quarter of 2003, and Union Reefs' assets were sold to the Burnside Joint Venture in September 2004. The Boddington Gold Mine in Western Australia (in which AngloGold Ashanti has a 33.33% interest) is currently on care and maintenance, pending a decision to proceed with the Boddington expansion project.





Sunrise Dam

Description: Sunrise Dam comprises a large open-pit and an underground project. Mining is carried out by contractors and ore is treated in a conventional gravity and leach process plant.

Location: Sunrise Dam gold mine lies some 220 kilometres north-north-east of Kalgoorlie and 55 kilometres south of Laverton in Western Australia.

Geology: Following the purchase of the Sunrise lease from Placer Dome in December 2002, AngloGold Ashanti now has control of the entire mineralised system at Sunrise Dam. Gold ore at Sunrise Dam is structurally and lithologically controlled within gently dipping high strain shear zones (for example, Sunrise Shear) and steeply dipping brittle-ductile low strain shear zones (for example, Western Shear). Host rocks include andesitic volcanic rocks, volcanogenic sediments and magnetic shales.

Operating review: After abnormally heavy rainfall limited access to higher-grade ore in the pit early in the year, mining moved into the higher-grade Watu section of the orebody. As a result, production increased by 15% to a record 410,000 ounces. Recovered grade, at 3.46g/t was 11% higher than the previous year. Total cash costs increased by 14% to $260 per ounce, as a result of remedial measures taken to mitigate the effects of the rain in the first quarter, increased ore transport costs, higher mining costs, and crusher maintenance requirements.

The underground project at Sunrise Dam is progressing well, with 3,155 metres of underground capital development and 1,550 metres of operational development completed during the year. The first gold was produced from underground in the fourth quarter.

Adjusted operating profit was $62 million, up by 114% on 2003, as a result of improved production levels and increased inventory. Capital expenditure at $25 million, was 25% higher than the previous year, with $17 million spent on underground development, $4 million on brownfields exploration and the remaining $4 million on operations.

Growth prospects: Following a scoping study that was completed in the first half of 2003, underground development commenced in the fourth quarter of 2004. The three-year underground project, involving the development of two declines and 125,000 metres of drilling from surface and underground, will enable the underground potential for the Sunrise Dam orebody to be fully explored.

Declines are being developed in the vicinity of defined underground reserves, which will be mined through the course of the project. Deep drilling to date has indicated that the sub-vertical, high-grade zones that have been a feature of open-cut mining at Sunrise Dam continue at depth. It is expected that the project will add significantly to underground reserves and a decision on whether to proceed to full-scale underground mining will be made early in 2007.

Outlook: Gold production is expected to increase to some 464,000 ounces in 2005, at a total cash cost of $274 per ounce. Capital expenditure is expected to be in the order of $40 million in 2005.

Sunrise Dam	2004	2003	2002
Pay limit (oz/t)	0.07	0.07	0.08
Pay limit (g/t)	2.14	2.26	2.37
Recovered grade (oz/t)	0.110	0.091	0.102
Recovered grade (g/t)	3.46	3.12	3.49
Gold production (000oz)	410	358	382
Total cash costs ($/oz)	260	228	177
Total production costs ($/oz)	326	295	227
Capital expenditure ($ million)	25	20	26
Total number of employees	356	316	365
Employees	88	94	112
Contractors	268	222	253

Boddington

Description: Boddington gold mine, which closed at the end of 2001, was an open-pit operation. Formerly operated by Worsley Alumina, since September 2002 it has been managed by the Boddington Gold Mine Management Company under the direction of the Boddington joint venture partners, namely AngloGold Ashanti (33.33%), Newmont Boddington (44.44%) and Newcrest Operations (22.22%).

Location: The operation is located approximately 100 kilometres south-east of Perth.

Geology: Boddington is located in the Archaean Saddleback greenstone belt in south-west Western Australia. The main zone of gold mineralisation occurs reasonably continuously over a strike length of over five kilometres and a width of about one kilometre. The oxide gold mineralisation forms a semi-continuous blanket within the upper iron-rich laterite, with more erratic gold distribution in the lower zones. The basement rocks below the oxide zone host gold mineralisation with a variety of geological styles, predominantly in andesitic volcanics and diorite dykes.

Operating performance: In 2004, the plant was on care and maintenance pending commencement of the Boddington expansion project. Site activities included minor rehabilitation, plant preservation, exploration and assistance with testwork for the feasibility study update.

Work continued during the year on the Boddington expansion project feasibility update. All three parties remain committed to completing the study and proceeding with the project subject to satisfactory economic criteria being met. Capital expenditure during 2004 amounted to $3 million.

Growth prospects and outlook: A decision to proceed with the Boddington expansion project is expected towards the end of 2005. A feasibility study completed in 2000 was based on an operation with a throughput of 25 million tonnes per annum, producing an average of 600,000 ounces of gold and 22,500 tonnes of copper per annum over a life-of-mine of 15 years, at an estimated attributable capital cost of $192 million. The update of the study has pointed towards a larger project with greater throughput, higher annual gold production and longer mine life. This larger scale will reduce the impact of higher costs in the region resulting from the current

minerals boom. Environmental approvals associated with the expansion as defined by the 2000 feasibility study were received in June 2002 and will remain valid for a period of five years. Subsequent changes to the project may require a supplementary approval process, which it is planned will be completed during the year.

Boddington	2004	2003	2002
Pay limit (oz/t)	–	–	–
Pay limit (g/t)	–	–	–
Recovered grade (oz/t)	–	–	–
Recovered grade (g/t)	–	–	–
Gold production (000oz) 100%	–	–	6
Gold production (000oz) 33.33%	–	–	2
Total cash costs ($/oz)	–	–	–
Total production costs ($/oz)	–	–	–
Capital expenditure ($ million) – 100%	8	4	–
Capital expenditure ($ million) – 33.33%	3	1	–
Total number of employees	45	41	10
Employees	12	12	10
Contractors	33	29	–

Union Reefs

AngloGold Ashanti sold its interests in the Union Reefs assets in August 2004 to the Burnside Joint Venture.

Description: Mining ceased at the Union Reefs open-pit operations in the third quarter of 2003, and the treatment plant was placed on care and maintenance. In the interim, closure and rehabilitation work has continued.

Location: Union Reefs lies some 160 kilometres south-east of Darwin, between the townships of Pine Creek and Adelaide River in Northern Territory.

34

Union Reefs	2004	2003	2002
Pay limit (oz/t)	–	0.05	0.03
Pay limit (g/t)	–	1.61	1.05
Recovered grade (oz/t)	–	0.033	0.040
Recovered grade (g/t)	–	1.12	1.36
Gold production (000oz)	–	74	118
Total cash costs ($/oz)	–	272	224
Total production costs ($/oz)	–	283	273
Capital expenditure ($ million)	–	–	–
Total number of employees	11	132	187
Employees	8	50	62
Contractors	3	72	125

Brazil

AngloGold Ashanti's operations in Brazil comprise the wholly-owned AngloGold Ashanti Mineração (formerly Morro Velho) and a 50% interest in the Mineração Serra Grande mines.

AngloGold Ashanti Mineração (formerly Morro Velho)

Description: With the closing of the Mina Velha underground mine in 2003 and the Engenho D'Água open-pit in 2004, ore is currently being sourced from the Cuiabá underground mine, (this ore is treated at the Queiroz plant) and from the Córrego do Sítio heap-leach mine.

Location: AngloGold Ashanti Mineração has mining rights over 30,698 hectares in the state of Minas Gerais, in south-eastern Brazil. The AngloGold Ashanti Mineração complex is located in the municipalities of Nova Lima, Sabará and Santa Bárbara, near the city of Belo Horizonte.

Geology: The area in which AngloGold Ashanti Mineração is located is host to historic and current gold mining operations. This is in addition to producing limestone and iron ore from a number of open-pit operations, and is known as the Iron Quadrangle. The geology of the



Iron Quadrangle is composed of Proterozoic and Archaean volcano-sedimentary sequences and Pre-Cambrian granitic complexes.

The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group (NLG) that occurs at the base of the Rio das Velhas SuperGroup (RDVS). The upper sequence of the RDVS is the meta-sedimentary Maquiné Group. Cuiabá mine, located at Sabara Municipality, has gold mineralisation associated with sulphides and quartz veins in Banded Ironstone Formation (BIF) and volcanic sequences.

At this mine, structural control and fluids flow ascension are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, such as at AngloGold Ashanti Mineração, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.







The controlling mineralisation structures are the apparent intersection of thrust faults with tight isoclinal folds in a ductile environment. The host rocks at AngloGold Ashanti Mineração are BIF, Lapa Seca and mafic volcanics (principally basaltic). Mineralisation is due to the interaction of low salinity CO_2 rich fluids with the high-iron BIF, basalts and carbonaceous graphitic schists. Sulphide mineralisation consists of pyrrhotite and arsenopyrite with subordinate pyrite and chalcopyrite; the latter tends to occur as a late stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic.

Operating performance: Gold production decreased early in the year following a planned reduction in the ore treated on the closure of the operations at Mina Velha and the Morro do Galo dump, and a decline in the heap-leaching operations caused by heavy rains. This was mitigated by increases in production from the Cuiabá mine, including ore mined from the development below level 11, and an increased contribution from Córrego do Sítio mine. Overall gold production rose by 5% to 240,000 ounces. The average yield for the year was 7.62g/t, 11% higher than in 2003.

Total cash costs decreased by 6% to $133 per ounce. A higher sulphuric acid by-product credit (of 70%) and increased gold production were partially offset by local currency appreciation and higher inflation. Adjusted operating profit for the year was $45 million, 22% up on the previous year. Capital expenditure rose by 28% to $32 million, spent mainly on ongoing projects, and the Cuiabá expansion in particular.

Growth prospects: The economic feasibility study for the Cuiabá expansion project was concluded in December 2004 and approved by the board in January 2005. The project aims to expand current production of 830,000 tonnes to 1.3 million tonnes per annum at an estimated capital cost of $121 million. The project deepens the shaft from 11 level to 21 level and the additional infrastructure and ore reserves will increase production from 190,000 ounces to 250,000 ounces per year within two years of the project's completion to yield 1.86 million ounces in all over the additional six years of life.

The Lamego conceptual study is expected to be concluded in mid-2005. The drilling campaign and work on the access ramp to the Carruagem orebody are underway and expected to be completed

during 2006. The pre-feasibility study will begin in 2005 and is scheduled for completion in late 2006.

Metallurgical testwork began at Córrego do Sítio in 2004 and work also continued to open the underground orebodies. Drilling is to continue in 2005 as is work to open the drift connecting the Cachorro Bravo and Carvoaria Velha orebodies, experimental mining, continuation of metallurgical testwork and the start of the pre-feasibility study which is expected to be concluded in 2006.

Outlook: Looking to 2005, attributable production is expected to increase to 245,000 ounces as a result of higher production from the Cuiabá and Córrego do Sítio mines. Total cash costs are forecast at $125 per ounce. Capital expenditure is expected to increase to $71 million during 2005, mainly on the Cuiabá expansion.

AngloGold Ashanti Mineração	2004	2003	2002
Pay limit (oz/t)	0.11	0.09	0.09
Pay limit (g/t)	3.85	3.16	3.25
Recovered grade (oz/t)	0.222	0.200	0.196
Recovered grade (g/t)	7.62	6.84	6.71
Gold production (000oz)	240	228	205
Total cash costs ($/oz)	133	141	131
Total production costs ($/oz)	191	199	193
Capital expenditure ($ million)	32	25	17
Total number of employees	2,243	2,236	1,928
Employees	1,222	1,286	1.341
Contractors	1,021	950	587

Serra Grande

Description: The Serra Grande joint venture (50% attributable to AngloGold Ashanti) is co-owned with Kinross Gold Corporation. In terms of the Serra Grande joint venture agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50% of the earnings accrued and dividends paid by Serra Grande. The operation comprises two underground mines, Mina III and Mina Nova.







Location: Serra Grande controls, or has an interest in, approximately 21,096 hectares in and around the Crixás mining district in the north-western areas of the Goiás State, in central Brazil. The Serra Grande operations are located 5 kilometres from the city of Crixás.

Geology: The deposits occur in the Rio Vermelho and Ribeirão das Antes Formations of the Archaean Pilar de Goia's Group which together account for a large proportion of the Crixás Greenstone Belt in central Brazil. The stratigraphy of the belt is dominated by basics and ultrabasics in the lower sequences with volcano sedimentary units forming the upper successions.

The gold deposits are hosted in a sequence of schists, volcanics and carbonates occurring in a typical greenstone belt structural setting. The host rocks are of the Pilar de Goiás Group of the Upper Archaean. Gold mineralisation is associated with massive sulphides and vein quartz material associated with graphitic and sericitic schists and dolomites. The oreshoots plunge to the north-west with dips of between 6° and 35°. The stratigraphy is overturned and thrusts towards the east.

The greenstone belt lithologies are surrounded by Archaean tonalitic gneiss and granodiorite. The metamorphosed sediments are primarily composed of quartz, chlorite, sericite, graphitic and garnetiferous schists. The carbonates have been metamorphosed to ferroan dolomite marble with development of siderite and ankerite veining in the surrounding wallrock, usually associated with quartz veining. The basalts are relatively unaltered but do show pronounced stretching with elongation of pillow structures evident. The ultrabasics form the western edge of the belt and the basic volcanics and sediments form the core of the unit. The northern edge of the belt is in contact with a series of laminated quartzites and quartz sericite schists of the Lower Proterozoic Araxa Group and a narrow band of graphitic schists and intermediate to ultrabasic volcanics. This latter group is known as the Allocthon Mina Dos Ingleses (AMDI) and is host to a series of garimperos workings north of the town of Crixás where the talc schists are mined. The general stratigraphy of this unit is similar to that seen in the main greenstone belt although at a smaller scale. However, the mineralisation in the northern area exhibits a higher level of base metal mineralisation with sphalerite and galena present.

Operating performance: Gold production (50% attributable) decreased by 1% to 94,000 ounces for the year, a result of the lower grade ore treated. Total cash costs increased by 23% to $134 per ounce, owing to inflationary pressures and a strong local currency.

Adjusted operating profit (attributable) was marginally lower at $18 million. Capital expenditure (attributable) of $4 million was spent mostly on primary development, conversion of resources to reserves and mine equipment.

Growth prospects: Exploration work to increase reserves continues at Serra Grande. During 2004, the drilling of geophysical targets has added two more years to the life-of-mine.

Outlook: Production at Serra Grande is expected to decrease by 5% to 89,000 ounces in 2005, owing to lower grades. A total cash cost of $138 per ounce is forecast. Attributable capital expenditure is expected to be $6 million.

Serra Grande	2004	2003	2002
Pay limit (oz/t)	0.09	0.08	0.08
Pay limit (g/t)	3.17	2.78	2.85
Recovered grade (oz/t)	0.228	0.230	0.229
Recovered grade (g/t)	7.80	7.88	7.84
Gold production (000oz) – 100%	187	190	187
Gold production (000oz) – 50%	94	95	94
Total cash costs ($/oz)	134	109	100
Total production costs ($/oz)	178	163	158
Capital expenditure ($ million) -100%	7	7	6
Capital expenditure ($ million) – 50%	4	3	3
Total number of employees	710	642	630
Employees	514	519	511
Contractors	196	123	119

Ghana

The effective reporting period for the former Ashanti operations is the eight months from May 2004 to December 2004.

Description: AngloGold Ashanti has three operations in Ghana: the Obuasi mine (which comprises both surface and underground operations), the Iduapriem mine (open-pit) and the Bibiani mine (open-pit with underground development).

Obuasi

Description: Historically, Obuasi has been an underground mine, although there was large-scale surface mining between 1996 and 2000. The mine normally has two active treatment plants: the sulphide treatment plant to process underground ore and the tailings treatment plant to handle tailings reclamation operations. A third plant, the oxide treatment plant, which is used occasionally to batch treat remnant open-pit ore and stockpiles, will be shut down at the end of 2006 following completion of oxide open-pit operations.

Location: The Obuasi mine is located in the Ashanti region of Ghana.

Geology: The gold deposits at Obuasi are part of a prominent gold belt of Proterozoic (Birimian) volcano-sedimentary and igneous formations which extend for a distance of approximately 300 kilometres in a north-east south-west trend in south-western Ghana. Obuasi mineralisation is shear zone related and there are three main structural trends hosting



gold mineralisation: the Obuasi trend, the Gyabunsu trend and the Binsere trend. Two main ore types are mined:

- quartz veins which consist mainly of quartz with free gold in association with lesser amounts of various metal sulphides such as iron, zinc, lead and copper. The gold particles are generally fine grained and occasionally are visible to the naked eye. This ore type is generally non-refractory; and

- sulphide ore which is characterised by the inclusion of gold in the crystal structure of a sulphide material. The gold in these ores is fine grained and often locked in arsenopyrite. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Other prominent minerals include quartz, chlorite and sericite. Sulphide ore is generally refractory.

Operating performance: Production at Obuasi was hampered for most of the year by both insufficient trackless mining equipment and developed and drilled underground ore reserves. This was exacerbated by periodic ground instability and rock transfer problems which are resolved as they occur. New trackless mining equipment was delivered in September and, along with operator training programmes, is set to incrementally boost tonnages. Re-organisation of the planning and technical functions at Obuasi to restore production to planned levels in 2005 took place during the year. The new Mineral Resources Management department is expected to contribute significantly to the efficiency of the underground operations and to restoring production to planned levels during 2005.

In 2004, adequate processing capacity was available to handle underground ore deliveries and metallurgical recovery was in line with

plan. However, intermittent unplanned mill shut downs and mechanical failures resulted in fluctuating throughput rates and process control difficulties. In December, the SAG I mill motor failed and production had to be redirected to the lower capacity SAG II mill until a new motor was installed. During this period, throughput at the sulphide treatment plant was constrained to approximately 4,500 tonnes per day.

The first phase of the process optimisation system control project for the mill and flotation sections of the plant was successfully completed in the fourth quarter of 2004. The second phase is expected to be completed at the end of the first quarter of 2005 and should show benefits through improved recovery starting in the second quarter.

During the period May to December 2004, gold production from underground sources was 223,000 ounces, achieved from the processing of 1,313,000 tonnes with an average yield of 5.27g/t.

Over the same period, gold production from the tailings retreatment plant amounted to 19,000 ounces recovered from 969,000 tonnes of material with a yield of 0.60g/t. Following the commissioning of the Kokoteasua reclamation project in the third quarter of 2004, the yield declined reflecting the lower grade and recovery expected from this more recently deposited tailings dam.

Gold production from the oxide treatment plant, which handled a total of 294,000 tonnes of material during the period under review, was 14,000 ounces from a yield of 1.49g/t.

Total gold production for the eight months May to December 2004 was 255,000 ounces from the processing of 2.6 million tonnes of material at an average yield of 3.08g/t. Total cash costs of $305 per ounce were negatively affected by a combination of high fixed costs and the lower-than-planned levels of gold production.

The adjusted operating loss for the period was $15 million. Capital expenditure in 2004 amounted to $32 million. The underground mine was the major area of capital expenditure, specifically on mining equipment, the BSVS shaft, primary development and exploration. Other significant areas of capital expenditure included smaller engineering and processing projects such as equipment replacement and the mill processing optimisation system control project.

Obuasi	*2004
Pay limit (oz/t)	0.188
Pay limit (g/t)	6.43
Recovered grade (oz/t)	0.090
Recovered grade (g/t)	3.08
Gold production (000oz)	255
Total cash costs ($/oz)	305
Total production costs ($/oz)	426
Capital expenditure ($ million)	32
Total number of employees	6,747
Employees	6,029
Contractors	718

* For the eight months from May 2004.

Growth prospects: A key aspect of the rationale for the business combination between AngloGold and Ashanti is the development of the deep-level ore deposits at the Obuasi mine currently referred to as Obuasi Deeps. This development could potentially extend the life-of- mine to well beyond 2040. However, this requires an investment of $44 million over the next five years on further exploration and the necessary feasibility studies. Depending upon the results, the full development of Obuasi Deeps may proceed at the end of this five-year period but could take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in real terms over the anticipated life-of-mine.

Outlook: During 2005, AngloGold Ashanti will continue to work towards improving the mine's gold production to an annualised rate of 500,000 ounces and targeted total cash costs of around $253 per ounce. Capital expenditure is expected to be $71 million.

Bibiani

Description: The Bibiani mine was restarted in 1998 as an open-pit mine with a CIL plant. The mine had previously operated between 1903 and 1968 as an underground operation with minor surface quarrying activities. In addition to the open-pit ores, resources at Bibiani include old tailings dumps and underground mineral potential which is presently being explored and evaluated.

Location: Bibiani is located in the Western Region of Ghana, 90 kilometres west of Kumasi.

Geology: The Bibiani gold deposit lies within Birimian metasediments and related rocks which occur in the Proterozoic Sefwi Belt of southern Ghana. Gold and gold-bearing sulphide mineralisation occurs in quartz-filled shear zones and in altered rocks adjacent to those shears. The full strike of the Bibiani structure is at least 4 kilometres. For metallurgical classification there are three main ore types at Bibiani: primary, transition and oxide. Further lithological classification gives four ore types: quartz (generally high grade), stockwork (medium-high grade), phyllites and porphyry (both low grade).

Operating performance: A highwall failure in the northern portion of the main pit at Bibiani in November 2003, followed by the failure of the south pit wall adjacent to the entrance of the underground portal in October 2004, impacted negatively on gold production in 2004. These failures resulted in the covering of ore in both sections of the pit. The south wall slip temporarily restricted access to the underground workings and the bottom of the main pit while the area was being backfilled to buttress the failure zone. Towards the end of the year, mining recommenced in the central portion of the pit but was again suspended for safety reasons in mid-January 2005 as the stability of the access ramp to the base of the pit had deteriorated. Plans to ultimately recover the approximately 40,000 ounces sterilised by the north slip by way of either a major north-west wall cut back or by mining as part of the underground project, for which exploration and feasibility study work are being evaluated.

In 2004, the geotechnical problems in the main pit resulted in the unplanned processing of stockpile material that was both lower in grade and metallurgically more complex. This combined with mechanical problems on the milling and crushing circuit contributed to lower than expected gold production.

As a result, a total of 105,000 ounces were produced from the processing of 1,683,000 tonnes of material yielding 1.93g/t.

A new flash flotation and re-grind mill circuit commissioned in the first half of the year to treat refractory ore had a positive impact on gold recoveries, particularly the metallurgically more difficult stockpile material.

Exploratory drilling was undertaken on both the northern and southern extremities of the Main pit whilst the main ramp was developed down to 9 level and crosscuts established into the old workings on the 6, 7, 8 and 9 levels in the Central section of the mine. The old workings are presently being evaluated geologically and geotechnically by a team of engineers and geologists and this information combined with exploratory diamond drilling results is being used in the preparation of a fully costed underground production plan. A decision on the underground project is expected to be made before the end of the third quarter of 2005.

The average total cash cost was $251 per ounce, while the adjusted operating loss was $2 million. Capital expenditure was $7 million, mainly on exploration and development work associated with the underground project.

Growth prospects: Underground mine development and exploration continues. The focus is on the immediate rehabilitation and geological evaluation of the old workings and the exploration and subsequent development of new mineralisation forming virgin ore blocks both to the south and north of the main pit. Old tailings reclamation re-commenced in December 2004 and is expected to deliver 4.7 million tonnes, at an anticipated recovery grade of 0.60g/t over a period of three years.

Outlook: Gold production is expected to decrease to 101,000 ounces in 2005, at a total cash cost of some $278 per ounce. Capital expenditure, principally on exploration and underground development, is expected to rise to $15 million subject to the successful outcome of the feasibility study. In 2005, the smaller satellite pits will be mined out and the processing plant will be fed with a mix of this ore, use of mine stockpile material and old tailings.

Bibiani	*2004
Pay limit (oz/t)	0.020
Pay limit (g/t)	0.70
Recovered grade (oz/t)	0.056
Recovered grade (g/t)	1.93
Gold production (000oz)	105
Total cash costs ($/oz)	251
Total production costs ($/oz)	369
Capital expenditure ($ million)	7
Total number of employees	871
Employees	479
Contractors	392

* For the eight months from May 2004.

Iduapriem

Description: AngloGold Ashanti has an 80% interest in the Iduapriem gold mine, with the balance of 20% owned by the International Finance Corporation. In June 2000, Ashanti acquired a 90% interest in the Teberebie gold mine, which is adjacent to Iduapriem. The government of Ghana has a 10% interest in Teberebie. The combined AngloGold Ashanti interest is 85%. The Iduapriem and Teberebie properties are adjacent to each other and are part of the Tarkwaian gold fields.

Location: Iduapriem mine is located in the Western Region of Ghana, some 70 kilometres north of the coastal city of Takoradi, and 10 kilometres south-west of Tarkwa.

Geology: The Iduapriem and Teberebie gold mines are located along the southern end of the Tarkwa basin. The mineralisation is contained in the Banket Series of rocks within the Tarkwaian System of Proterozoic age. The outcropping Banket Series of rocks in the mine area form prominent, arcuate ridges extending southwards from Tarkwa, westwards through Iduapriem and northwards towards Teberebie.

Operating performance: Attributable gold production for the eight months in which Iduapriem was part of AngloGold Ashanti was 125,000 ounces from both the CIP and heap-leach processing facilities. Following the expansion of the CIP plant, which involved the installation of an additional mill and an upgrade of downstream processing circuits, throughput was affected by persistent mill and crusher circuit engineering related problems throughout the year. Poor grinding, cyclone and agitator performance caused high levels of leach tank silting and reduced residence time, and resulted in recovery being 90.6% rather than the planned 94.5%.

Higher than expected maintenance costs were incurred on the crushing and milling circuits as a result of abnormal component replacement and spares and consumables consumption patterns and this, combined with the impact of lower gold production, impacted on the cost per ounce performance.

Between May and December 2004, CIP gold production was 121,000 ounces from the processing of 2,181,000 tonnes of ore yielding 1.72 g/t.

To help resolve these issues changes were made to the crushing and milling circuits during the year to optimise the plant in its present hardware configuration. In addition, with the installation of a trash screen to reduce volumetric constraints in the CIL circuit, a fourth leach tank was constructed to improve residence time and recovery. However, the overall impact was an increase in the cost per tonne and this in-turn impacted negatively on pit optimisation and ore reserves.

A mine-to-mill study is presently being undertaken to determine the optimum performance of the existing plant and to examine other options to reduce operating cost per tonne to levels that would allow

open-pit reserves to be increased and to enhance the NPV of these deposits.

Following an economic evaluation which indicated that due to low recoveries, the ores which were being heap-leached would be more economically treated through the CIP plant, the crushing and stacking of heap-leach ore was suspended in May 2004. For the period May to December 2004, gold production was 3,000 ounces from the 9,000 tonnes stacked and the wash out of the pads.

Total cash costs at $303 per ounce were higher than planned, a result of decreased production and high crushing and processing costs. The adjusted operating loss was $5 million. Attributable capital expenditure was $3 million, and was spent mainly on retro fitting work on the CIP plant.

Growth prospects: In 2005, re-engineering studies principally focused on the crushing and CIP plants, but covering the entire business, will be undertaken with a view to reducing the cost per tonne and increasing the number of ounces in the ore reserve and the NPV of the properties.

A scoping study will also be undertaken to evaluate the economics of exploiting the considerable low grade mineral resources of the GAG and TGL properties which lie in the Tarkwain conglomerates extending below the economic limit of the open-pits.

Outlook: Attributable gold production is expected to reach 206,000 ounces in 2005, at a total cash cost of $261 per ounce. Capital expenditure of $21 million will principally be applied to increasing throughput at the CIP plant.

Iduapriem	*2004
Pay limit (oz/t)	0.022
Pay limit (g/t)	0.76
Recovered grade (oz/t)	0.051
Recovered grade (g/t)	1.76
Gold production (000oz) – 100%	147
Gold production (000oz) – 85%	125
Total cash costs ($/oz)	303
Total production costs ($/oz)	423
Capital expenditure ($ million) – 100%	4
Capital expenditure ($ million) – 85%	3
Total number of employees	1,306
Employees	709
Contractors	597

* For the eight months from May 2004.

Guinea

The effective reporting period for the former Ashanti operations is the eight months from May 2004 to December 2004.

Siguiri

Description: AngloGold Ashanti has an 85% interest in the Siguiri mine which is an open-pit operation. The balance of 15% is held by the government of Guinea.

Location: The Siguiri gold mine is located in the Siguiri District in the north-east of the Republic of Guinea, West Africa, approximately 850 kilometres from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River.

Geology: This concession is dominated by Proterozoic Birimian rocks which consist of turbidite facies sedimentary sequences. Two main types of gold deposits occur in the Siguiri basin and are mined. These are: laterite or CAP mineralisation which occurs as aprons of colluvial or as palaeochannels of alluvial lateritic gravel adjacent to, and immediately above, in-situ mineralisation quartz-vein related mineralisation hosted in meta-sediments with the better mineralisation associated with vein stockworks that occur preferentially in the coarser, brittle siltstones and sandstones. The mineralised rocks have been deeply weathered to over 100 metres in places to form saprolite or SAP mineralisation. The CAP and SAP ore types were blended and processed using the heap-leach method. The percentage of available CAP ore has decreased and the new CIP plant will treat predominantly SAP ore.

Operating performance: Government embargoes on the sale of gold and the import of fuel implemented during the second quarter of the year had a significant impact on production. The embargoes were subsequently lifted and discussions with government relating to certain disputed claims and the renegotiation of the Convention de Base continue. This was followed by an unexpected shortage of cement supplies in the third quarter which resulted in reduced crushing and stacking operations. Attributable gold production for the period amounted to 83,000 ounces, at an average yield of 1.10g/t.

Good progress was made with the construction of the CIP plant, with commissioning planned for the first quarter of 2005.

Total cash costs of $443 per ounce reflected the decreased production, as well as increased transportation and power costs, a result of higher fuel prices. Attributable adjusted operating loss was $14 million for the period, while attributable capital expenditure rose to $48 million, largely on the Siguiri CIP plant.

Growth prospects: The CIP project will transform Siguiri mine, from a heap-leach only operation, constrained by limited economically treatable mineral resources, to a property capable of economically exploiting the saprolitic ores that extend below the base of the existing pits and still have considerable exploration potential proximal to the existing mine infrastructure.

Outlook: Attributable gold production in 2005 will be in the region of 264,000 ounces, at a total cash costs of $291 per ounce. Capital expenditure is expected to be $10 million and will be spent on completion of the CIP project and exploration of the concessions.



Siguiri	*2004
Pay limit (oz/t)	0.017
Pay limit (g/t)	0.59
Recovered grade (oz/t)	0.032
Recovered grade (g/t)	1.10
Gold production (000oz) – 100%	98
Gold production (000oz) – 85%	83
Total cash costs ($/oz)	443
Total production costs ($/oz)	534
Capital expenditure ($ million) – 100%	57
Capital expenditure ($ million) – 85%	48
Total number of employees	2,606
Employees	1,194
Contractors	1,412

* For the eight months from May 2004.

Mali

AngloGold Ashanti has three operations in the west African country of Mali in partnership with other parties. These operations are Sadiola, Yatela and Morila, which are all managed by AngloGold Ashanti.

Sadiola

Description: AngloGold Ashanti has a 38% interest in, and manages, the Sadiola mine within the Sadiola exploitation area in western Mali. The joint venture partners are IAMGOLD, a Canadian listed company (38%), the government of Mali (18%), and the International Finance Corporation (IFC) (6%).

Location: The mine is situated 77 kilometres south of Kayes, the regional capital.

Geology: The Sadiola deposit occurs within an inlier of greenschist facies metamorphosed Birimian rocks known as the Kenieba Window. The specific rocks which host the mineralisation are marbles and greywackes which have been intensely weathered to a maximum depth of 200 metres. A series of north-south trending faults occur which are the feeders to the Sadiola mineralisation. As a result of an east-west regional compression event, deformation occurs along a north-south striking marble-greywacke contact, increasing the porosity of this zone. North-east striking structures which intersect the north-south contact, have introduced mineralisation, mainly with the marble where the porosity was greatest.

The Sadiola Hill deposit generally consists of two zones, an upper oxidised cap and an underlying sulphide zone. From 1996 until 2002, shallow, saprolite oxide ore from the Sadiola Hill pit was the primary ore source. Since 2002, the deeper saprolitic sulphide ore has been mined and in future will progressively replace the depleting oxide reserves.

Operating performance: Production increased by 1% to 174,000 ounces as milled tonnages increased by 2% given a 3.6% increase in overall milling utilisation. Total cash costs increased by 15% to $242 per ounce, as production levels were undermined by higher operating costs. Operating costs were adversely affected by the weaker dollar, higher diesel prices and high reagent costs associated with the increased treatment of sulphide ore and the more stringent detoxification standards.

Attributable adjusted operating profit of $16 million was 2% lower with increased production and a higher gold price being offset by the higher operating cost. Capital expenditure for the year rose by 50% to $6 million, mainly on exploration, residue pipeline and plant modifications to improve the detoxification capacity.

Growth prospects: A generative study has identified potential oxide targets on the Sadiola property, which will be investigated in 2005. Infill drilling of the Deep Sulphide project located below the existing Sadiola pit is now complete and modelling is ongoing. Conversion drilling of inferred resources on the FE3 South deposit is now complete and modelling of the orebody is under way.



Sadiola	2004	2003	2002
Pay limit (oz/t)	**0.06**	0.05	0.05
Pay limit (g/t)	**1.76**	1.68	1.71
Recovered grade (oz/t)	**0.081**	0.081	0.086
Recovered grade g/t	**2.77**	2.77	2.96
Gold production (000oz) 100%	**459**	452	480
Gold production (000oz) 38%	**174**	172	182
Total cash costs ($/oz)	**242**	210	163
Total production costs ($/oz)	**301**	275	241
Capital expenditure ($ million) 100%	**16**	10	16
Capital expenditure ($ million) 38%	**6**	4	6
Total number of employees	**1,159**	1,041	853
Employees	**550**	492	399
Contractors	**609**	549	454







Outlook: Attributable production at Sadiola is expected to decrease by 2% to 170,000 ounces during 2005, at a total cash cost of about $260 per ounce. Attributable capital expenditure is expected to be $13 million, an increase of 113% on 2004. The main components of capital expenditure are cyanide recovery and plant modifications, exploration, grid power and mining infrastructure.

Yatela

Description: The Yatela mine is owned by Société d'Exploitation des Mines d'Or de Yatela S.A., in which AngloGold Ashanti and IAMGOLD each hold an effective 40% interest, with the government of Mali holding 20%.

Location: Yatela is located some 25 kilometres north of Sadiola and approximately 50 kilometres south-south-west of the town of Kayes, the regional capital.

Geology: Yatela mineralisation occurs as a keel-shaped body in Birimian metacarbonates. The keel is centred on a fault which was the feeder for the original mesothermal mineralisation, with an associated weakly mineralised diorite intrusion. Mineralisation occurs as a layer along the flanks and in the bottom of the keel. The ore dips almost vertically on the west limb and more gently towards the west on the east limb, with tight closure to the south.

Operating performance: Gold production at Yatela (40% attributable) rose by 11% to 97,000 ounces during the year, largely owing to an increase of 11% in the tonnage stacked. The increased tonnage was due to a 10% increase in overall utilisation of the treatment section. Total cash costs at $255 per ounce were 9% higher than the previous year, a result of the weaker dollar, as well as increased fuel prices.

Adjusted operating profit increased to $8 million, up 167% on the previous year. Capital expenditure, at $3 million, declined by 50% year-on-year: expenditure was primarily on the construction of leach pads and payment of historical duties on fixed assets as the exoneration period on import duties came to an end.

Growth prospects: An investigation into the potential for sulphide ore below the existing Alamoutala deposit is ongoing.

Outlook: In 2005, Yatela is expected to produce 107,000 ounces, an increase of 10%, at a total cash cost of $261 per ounce. Capital expenditure attributable to AngloGold Ashanti is expected to remain constant at $3 million, largely for leach pad construction.

Yatela	2004	2003	2002
Pay limit (oz/t)	0.06	0.06	0.07
Pay limit (g/t)	1.96	2.04	2.09
Stacked grade g/t	3.41	2.84	3.60
Stacked grade (oz/t)	0.099	0.083	0.105
Gold production (000oz) 100%	242	218	269
Gold production (000oz) 40%	97	87	107
Total cash costs ($/oz)	255	235	175
Total production costs ($/oz)	323	334	221
Capital expenditure ($ million) (100%)	7	14	9
Capital expenditure ($ million) (40%)	3	6	4
Total number of employees	1,033	926	755
Employees	208	190	157
Contractors	825	736	598

Morila

Description: AngloGold Ashanti and Randgold Resources Limited each hold a 40% interest in the Morila Joint Venture, with the other 20% held by the Malian government. Under the joint venture agreement, AngloGold Ashanti is the operator of the mine.

Location: This mine is situated some 180 kilometres by road, south-east of Bamako, the capital city of Mali (600 kilometres south-east of Sadiola).

Geology: Morila is a mesothermal flat lying shear-zone hosted deposit, apart from steepening to the east against steep faulting. The deposit lies within a sequence Birimian metal-arkoses of amphibolite metamorphic grade. Mineralisation is characterised by silica-feldspar alteration and sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and chalocopyrite.







Operating performance: Tonnage milled initially fell short of budget during the year. This was coupled with a decline in recovered grade as lower grade mining blocks were encountered on the periphery of the pit. Grades recovered towards year-end as mining moved into higher grade zones in Pit 3. The new plant expansion project, which began commissioning in March, provided further constraints resulting in reduced levels of throughput and lower-than-planned recoveries. A technical plan to address these issues was implemented, with performance levels returning to those expected in the fourth quarter. This was negated to some degree by the SAG mill gearbox replacement which took 10 days to complete in August. The new milling circuit reached its expansion design of 350,000tpm by mid-year. Another setback in June was the industrial action experienced – resulting in further loss of production – on the issue of a productivity bonus relating to exceptionally high grades encountered at Morila in 2002. The tense industrial relations climate was resolved with a settlement reached in November.

Total gold production for the year (40% attributable) reduced by 36% to 204,000 ounces, with the average yield falling to 4.44g/t. Total cash costs rose to $184 per ounce as a result of lower recovered grades, higher fuel prices and a weaker dollar.

Consequently, adjusted operating profit decreased by 53% to $25 million. Capital expenditure for the year amounted to $2 million and included the purchase of a crane, a drill rig and community development projects.

Growth prospects: Exploration drilling of the Samacline area located west of the Morila pit will continue in 2005, following up on the encouraging drill results returned in 2004.

Outlook: In 2005, gold production is expected to increase to 258,000 ounces, at a total cash cost of $173 per ounce. Capital expenditure will decline to $2 million.

Morila	2004	2003	2002
Pay limit (oz/t)	0.09	0.06	0.08
Pay limit (g/t)	2.81	2.14	2.46
Recovered grade (oz/t)	0.130	0.221	0.349
Recovered grade (g/t)	4.44	7.56	11.96
Gold production (000oz) 100%	510	794	1,052
Gold production (000oz) 40%	204	318	421
Total cash costs ($/oz)	184	108	74
Total production costs ($/oz)	263	179	142
Capital expenditure ($ million) 100%	4	12	17
Capital expenditure ($ million) 40%	2	4	7
Total number of employees	1,398	1,327	1,169
Employees	479	453	442
Contractors	919	874	727

Namibia

Navachab

Description: AngloGold Ashanti owns 100% of the Navachab open-pit gold mine.

Location: Navachab is located near Karibib in Namibia, on the southern west coast of Africa.

Geology: The Navachab deposit is hosted by Damaran greenschist-amphibolite facies, calc-silicates, marbles and volcanoclastics. The rocks have been intruded by granites, pegmatites and (quartz-porphyry dykes) aplite and have also been deformed into a series of alternating







44



dome and basin structures. The mineralised zone forms a sheet-like body which plunges at an angle of approximately 20° to the north-west. The mineralisation is predominantly hosted in a sheeted vein set (±60%) and a replacement skarn body (±40%).

The gold is very fine-grained and associated with pyrrhotite, and minor to trace amounts of pyrite, chalcopyrite, maldonite and bismuthinite. Approximately 80% of the gold is free milling.

Operating performance: Milled tonnages and recovered grade dropped in the first half of the year as no ore was mined while the operation made the transition to owner-mining, although stockpiles were treated during this period. Tonnage throughput increased in the second half of the year and ended 1% down on 2003 despite an unscheduled shutdown for crusher repairs. Gold production for the year amounted to 67,000 ounces, down by 8% on 2003, while the yield fell by 9% to 1.59g/t.

Total cash costs, at $348 per ounce, were 27% higher than the previous year, largely due to the weaker dollar, higher diesel prices and lower grades. Good progress was made in improving volumes, grades and efficiencies in the second half of the year. Adjusted operating profit declined to $1 million. Capital expenditure of $21 million was significantly higher than the previous year owing to the transition to owner-mining.

Growth prospects: In the short term, mining of shallow ore adjacent to the EZ3 pit will enhance growth, in the longer term a potential pit expansion to fetch footwall mineralisation is being considered. Several brownfields prospects are located within a trucking distance to the pit and are currently under investigation.

Outlook: Gold production is expected to rise to 80,000 ounces in 2005, at a total cash cost of $277 per ounce. Capital expenditure should decline by 96% to $1 million.

Navachab	2004	2003	2002
Pay limit (oz/t)	0.05	0.04	0.03
Pay limit (g/t)	1.46	1.38	1.02
Recovered grade (oz/t)	0.046	0.051	0.056
Recovered grade (g/t)	1.59	1.75	1.93
Gold production (000oz)	67	73	85
Total cash costs ($/oz)	348	274	147
Total production costs ($/oz)	389	296	162
Capital expenditure ($ million)	21	2	2
Total number of employees	251*	389	353
Employees	251	180	171
Contractors	–	209	182

* No mining labour, contract or otherwise, was on site during the first half of 2004.







Tanzania

Geita

Description: Prior to April 2004, Geita was managed under the joint venture agreement between Ashanti and AngloGold. Since the business combination between the two companies, Geita is now a wholly-owned subsidiary. Geita is a multi-pit operation, with a 6 million tpa CIL plant.

Location: The Geita mine is located 80 kilometres south-west of the town of Mwanza.

Geology: Geita is an Archaean mesothermal mainly BIF-hosted deposit. Mineralisation is located where auriferous fluids, which are interpreted to have moved along shears often on BIF-diorite contacts, reacted with the BIF. Some lower-grade mineralisation can occur in the diorite as well (usually in association with BIF-hosted mineralisation), and approximately 20% of the gold is hosted in the diorite.

Operating performance: At Geita, attributable production increased by 72% to 570,000 ounces, largely as a result of the acquisition of the remaining 50% of Geita on 26 April 2004. A year-on-year comparison of

Geita on a 100% basis shows an increase in gold production of 5% to 692,000 ounces as a result of a 4% increase in recovered grade to 3.74g/t. Total cash costs increased by 37% to $250 per ounce due to significant increases in mining contractor and diesel costs. Adjusted operating profit fell by 32% to $23 million. Capital expenditure of $13 million for the year was spent mainly on brownfields exploration, sterilisation drilling, dewatering projects and plant improvements.

Growth prospects: Exploration from 2005 will focus on the identification and generation of resources to the inferred category, from largely regional targets developed in 2004. The life-of-mine production schedule will dictate as and when these inferred resources are converted into reserves. The underground potential of the Geita Trend will be investigated once the optimisation of the open-pit/underground interface has been completed.

Outlook: Gold production is set to decrease by 10% in 2005 to 628,000 ounces, at a total cash cost of $253 per ounce. Capital expenditure should increase by 107% to $29 million, with the main capital expenditure items being exploration, the purchase of an ore haulage fleet and tailings dam upgrades. The feasibility of owner-mining will be examined during 2005.



Geita	2004	2003	2002
Pay limit (oz/t)	0.09	0.06	0.07
Pay limit (g/t)	2.81	2.16	2.13
Recovered grade (oz/t)	0.109	0.105	0.106
Recovered grade (g/t)	3.74	3.60	3.62
Gold production (000oz) – 100%	692	661	579
Gold production (000oz) – 100% attributable from May 2004	570	331	290
Total cash costs ($/oz)	250	183	175
Total production costs ($/oz)	328	223	228
Capital expenditure ($ million) 100%	14	20	17
Capital expenditure ($ million) 100% attributable from May 2004	13	10	9
Total number of employees	2,256	2,080	1,737
Employees	661	643	580
Contractors	1,595	1,437	1,157







United States of America

AngloGold Ashanti's gold assets in the USA comprise the wholly-owned AngloGold Ashanti (Colorado) Corp., which holds a 67% interest in the Cripple Creek & Victor Gold Mining Company (CC&V) in Colorado with a 100% interest in gold produced. AngloGold Ashanti's stake in the Jerritt Canyon Joint Venture was sold to Queenstake Resources USA Inc. with effect from 30 June 2003. AngloGold Ashanti owns 100% of Big Springs in Nevada, which is currently in the final stages of reclamation and closure.

Cripple Creek & Victor

Description: AngloGold Ashanti holds 67% of CC&V, with the remaining 33% held by Golden Cycle Gold Corporation (Golden Cycle). AngloGold Ashanti is the manager of the operation and is entitled to receive 100% of the cash flow from the operation until loans extended to the joint venture are repaid. CC&V is a low-cost, low-grade open-pit operation.

Location: CC&V is located south-west of Colorado Springs in the state of Colorado in the USA.

Geology: The Cripple Creek District is centred on a Tertiary-aged diatreme-intrusive complex, approximately circular in shape covering 18.4km^2, surrounded by older Precambrian rocks. The Precambrian rocks consist of biotite gneiss and granodiorite which occur within a larger quartz monzonite intrusion which is in turn intruded by granite. The intersection of these four units and major faults formed an area of weakness which subsequently facilitated the formation of the Tertiary complex. The Tertiary intrusives range from syenite to phonolite/ phonotephrite to lamprophyre. Fault structures are generally near vertical and strike north-north-west to north-east. These structures are commonly intruded by phonolite dykes and appear to have acted as primary conduits for the mineralising solutions. The north-east structures are more subtle, but appear to control the locations of higher-grade pods of mineralisation which occur at their intersection with the north-north-west system. High-grade gold mineralisation is primarily associated with potassic and pyritic alteration and occurs adjacent to the major structural zones. The broader zones of disseminated mineralisation occur primarily as halos around the stronger alteration in permeable wall rocks. The

average depth of oxidation is 120 metres and is best developed along major structural zones. Individual orebodies can be tabular, irregular or massive. Individual gold particles are generally less than 20 microns in size and occur as native gold with pyrite or hydrous iron and manganese oxides and as gold-silver tellurides, often in quartz-fluorite veins. Silver is present but is economically unimportant.

Operating performance: Production increased by 16% to 329,000 ounces due to improved mine and crusher performance, which resulted in more ounces placed and improved leach pad performance. The mine and crusher reached and exceeded design capacity during the year. This was despite the fact that the gyratory crusher lost 10 operating days in December for major repairs.

Total cash costs rose to $220 per ounce, due to higher fuel and mine maintenance (hydraulic shovel and haul truck) costs. Phase 4C of the leach pad construction was completed in the fourth quarter of 2004, bringing to conclusion the expansion project. Adjusted operating profit at $7 million was 13% lower than the previous year, while capital expenditure at $16 million fell by 33% when compared to the previous year.

Growth prospects: The recently completed expansion project has increased average annual gold production by 40% and extended the life-of-mine from 2008 to at least 2013, thereby yielding an additional 2.8 million ounces of production over the life-of-mine.







Outlook: Gold production in 2005 is forecast to mirror 2004 levels at about 330,000 ounces, at expected average total cash costs of $219 per ounce. Decreased levels of capital expenditure are planned at $10 million for 2005.

CC&V	2004	2003	2002
Pay limit (oz/t)	**0.01**	0.01	0.01
Pay limit (g/t)	**0.34**	0.34	0.34
Recovered grade (oz/t)	**0.018**	0.020	0.024
Recovered grade (g/t)	**0.61**	0.67	0.82
Gold production (000oz)	**329**	283	225
Total cash costs ($/oz)	**220**	199	187
Total production costs ($/oz)	**300**	310	306
Capital expenditure ($ million)	**16**	24	66
Total number of employees	**387**	447	572
Employees	**313**	326	314
Contractors	**74**	121	258

Jerritt Canyon

Description: AngloGold Ashanti (Nevada) Corp, formerly known as AngloGold (Jerritt Canyon) Corp., and its partner Meridian Gold, sold its stake in the Jerritt Canyon operation to Queenstake Resources with effect from 30 June 2003. Under this agreement, Queenstake paid the Jerritt Canyon Joint Venture partners $1.5 million in cash and 32 million shares issued by a subsidiary, Queenstake Resources Limited, with $6 million in deferred payments and $4 million in future royalties. Queenstake accepted full closure and rehabilitation and other liabilities. Ore production was drawn from four underground mines, Murray, SSX, Smith and MCE.

Jerritt Canyon	*2003	2002
Pay limit (oz/t)	0.22	0.22
Pay limit (g/t)	7.55	7.55
Recovered grade (oz/t)	0.209	0.231
Recovered grade (g/t)	7.15	7.91
Gold production (000oz) 100%	153	338
Gold production (000oz) 70%	107	237
Total cash costs ($/oz)	270	249
Total production costs ($/oz)	366	348
Capital expenditure ($ million) 100%	4	11
Capital expenditure ($ million) 70%	2	8
Total number of employees	295	297
Employees	291	291
Contractors	4	6

* To 30 June 2003

In 2004, Queenstake approached the Jerritt Canyon joint venture partners about the possibility of monetising all or the majority of the $6 million in deferred payments and $4 million in future royalty payments. On 25 August 2004 and based on an agreement reached between the parties, AngloGold Ashanti was paid approximately $7 million for its portion of the deferred payments and future royalties, thereby monetising all outstanding obligations, except for minor potential royalties interest that AngloGold Ashanti retained.

Location: The Jerritt Canyon district is located in the north central Independence Mountains, north-west of Elko, Nevada in the USA.

Operating performance and outlook: The operation was sold with effect from 30 June 2003.

Zimbabwe

For the purposes of reporting, the effective period for Freda-Rebecca, a former Ashanti operation, begins in May 2004. The mine was, however, sold (see below) and is thus reported on for only four months.

Freda-Rebecca

Description: AngloGold Ashanti had a 100% interest in the Freda-Rebecca underground mine, which it sold to South Africa-based Mwana Africa Holdings for a consideration of $2 million with effect from 1 September 2004.

Location: The mine is located at Bindura, north of Harare, in Zimbabwe.

Operating performance: Gold production for the period was 9,000 ounces, at a total cash cost of $417 per ounce. Mining operations were severely hampered by the unavailability of trackless mining equipment and material resources. The operating loss for the year amounted to $1 million, while capital expenditure was $1 million.

Freda-Rebecca	*2004
Pay limit (oz/t)	
Pay limit (g/t)	
Recovered grade (oz/t)	0.048
Recovered grade (g/t)	1.66
Gold production (000oz)	9
Total cash costs ($/oz)	417
Total production costs ($/oz)	589
Capital expenditure ($ million)	1
Total number of employees	745
Employees	687
Contractors	58

* For the four months from May 2004 to August 2004.

Outlook: The mine was sold with effect from 1 September 2004.



	Attributable tonnes treated/ milled (Mt)		Average grade recovered (g/t)		Attributable gold production (000oz)		Total cash costs ($/oz)[1]		Attributable adjusted operating profit (loss) ($m)		Attributable cash operating profit (loss) ($m)[2]	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
South Africa												
Vaal River												
Great Noligwa	2.4	2.4	10.38	10.57	795	812	231	193	118	121	134	131
Kopanang	2.0	2.2	7.37	7.07	486	497	281	223	46	46	60	53
Tau Lekoa	2.4	2.4	3.87	4.24	293	322	370	263	(6)	15	10	25
Moab Khotsong[3]	–	–	–	–	–	–	–	–	–	–	–	–
Ergo	28.7	30.9	0.24	0.20	222	203	389	349	(7)	(3)	(7)	(3)
West Wits												
Mponeng	1.7	1.7	8.14	8.96	438	499	322	221	11	39	37	57
Savuka	0.8	1.0	6.19	5.81	158	187	455	411	(18)	(21)	(10)	(20)
TauTona	1.6	1.7	10.88	12.09	568	646	245	171	58	100	92	107
Argentina												
Cerro Vanguardia (92.5%)	0.9	0.9	7.60	7.15	211	209	156	143	30	23	54	47
Australia												
Sunrise Dam	3.7	3.6	3.46	3.12	410	358	260	228	62	29	88	52
Union Reefs[4]	–	2.0	–	1.12	–	74	–	272	–	4	–	4
Brazil												
AngloGold Ashanti Mineração[5]	1.0	1.1	7.85	7.22	240	228	133	141	45	37	58	49
Serra Grande (50%)	0.4	0.4	7.80	7.88	94	95	134	109	18	19	22	24
Ghana												
Bibiani[6] [8]	1.7	–	1.93	–	105	–	251	–	(2)	–	8	–
Iduapriem (85%)[6] [8]	2.2	–	1.72	–	125	–	303	–	(5)	–	4	–
Obuasi[8] [11]	2.6	–	5.27	–	255	–	305	–	(15)	–	5	
Guinea												
Siguiri (85%)[7] [8]	2.6	–	1.10	–	83	–	443	–	(14)	–	(13)	–
Mali												
Morila (40%)	1.4	1.3	4.44	7.56	204	318	184	108	25	53	40	75
Sadiola (38%)	2.0	1.9	2.77	2.77	174	172	242	210	16	16	26	27
Yatela (40%)[7]	1.1	1.0	3.41	2.84	97	87	255	235	8	3	14	11
Namibia												
Navachab	1.3	1.3	1.59	1.75	67	73	348	274	1	7	4	8
Tanzania												
Geita[12]	4.8	2.9	3.74	3.60	570	331	250	183	23	34	58	46
USA												
Cripple Creek & Victor[7]	18.2	17.1	0.61	0.67	329	283	220	199	7	8	47	45
Jerritt Canyon (70%)[9]	–	0.5	–	7.15	–	107	–	270	–	(5)	–	5
Zimbabwe												
Freda-Rebecca[8] [10]	0.1	–	1.66	–	9	–	417	–	(1)	–	–	–

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
[2] Adjusted operating profit (loss) plus amortisation of tangible assets less non-cash revenues.
[3] All income and expenses will be capitalised until commercial production is reached.
[4] Union Reefs ceased production in February 2004.
[5] The yield of AngloGold Ashanti Mineração represents underground operations.

[6] The yield of Bibiani and Iduapriem represents open-pit operations.
[7] Siguiri, Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
[8] Interest acquired 26 April 2004 with reporting from 1 May 2004.
[9] Jerritt Canyon Joint Venture was sold effective 30 June 2003.
[10] Freda-Rebecca was sold effective 1 September 2004.
[11] The yield of Obuasi represents underground operations.
[12] 50% holding to 26 April 2004 and 100% from this date.

Rights to mine and title to properties

AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located.

Argentina

According to Argentinean mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for, exploit and dispose of mines as owners by means of a legal licence granted by competent authority under the provisions of the Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring rights over mining licences are: to sell the licence; to lease it; or to assign the rights under such a licence by a beneficial interest or Usufruct Agreement. In the case of Cerro Vanguardia – AngloGold's Ashanti operation in Argentina – the mining title holder is its partner, Fomicruz, and due to the Usufruct Agreement signed between them and Cerro Vanguardia SA on 27 December 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on 27 December 2036.

Australia

In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant State or Territory. Exploration for, and mining of, minerals is regulated by the general mining legislation and controlled by the mining ministry of each respective State or Territory.

Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and State Aboriginal heritage legislation also operates to protect special sites and areas from disturbance although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.

AngloGold Ashanti's operating properties are located in the State of Western Australia. The most common forms of tenure are exploration and prospecting licences, mining leases and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.

It is possible for an individual or entity person to own the surface of the property and for another to own the mineral rights. Typically the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for a further period of 21 years. Subsequent renewals are subject to the discretion of the respective State or Territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.

Government royalties are payable as specified in the relevant legislation in each State or Territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.

AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations, and both it and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases cover the current life-of-mine at AngloGold Ashanti's operations in Australia.

Brazil

In Brazil, Mine Manifests (mining titles granted in 1936) and Mining concessions (mining titles presently granted via an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period – until depletion of reserves – provided that the mining title holder complies with current Brazilian mining legislation, as well as with those requirements set out by the DNPM who acts as inspecting entity for mining activities.

The difference between a Mine Manifest and a Mining Concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a Mine Manifest than a Mining Concession, although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licences.

Ghana

Mining activities in Ghana are primarily regulated by the Minerals and Mining Law 1986 (PNDCL 153) or the Mining Law. Under the Constitution and the Mining Law, all minerals in Ghana in their natural state are the property of the state and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licence or lease.

A licence is required for the export or disposal of such minerals and the government has a right of pre-emption over all such minerals. The government of Ghana shall acquire, without payment, a 10% interest in the rights and obligations of the mineral operations in relation to a mineral right to reconnaissance, prospecting or mining, and shall have the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the government and the holder of the mining lease subject to arbitration if the parties fail to agree.

A licence or lease granting a mineral right is required to prospect for or mine a mineral in Ghana and the Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the Cabinet. The powers of the Minister of Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilisation of natural resources and co-ordinating policies relating to them.

The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by parliament. A mineral right is deemed a requisite and sufficient authority over the land in respect of which the right is granted, although a separate licence is required for some other activities, including the diversion of water, and additional consents may be required for certain developments. A mineral right or interest therein may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Mines' prior written approval.

Control of mining companies: The Minister of Mines has the power to object to a person becoming or remaining a "shareholder controller", a "majority shareholder controller" or an "indirect controller" of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller. In this context:

- shareholder controller means a person who, either alone or with certain others, is entitled to exercise or control the exercise of 20% or more of the voting power at any general meeting of a mining company or of any other company of which it is a subsidiary;
- majority shareholder controller means a shareholder controller in whose case the percentage referred to above also exceeds 50%; and
- indirect controller means a person in accordance with whose directions or instructions the director of a mining company, or of another company of which it is a subsidiary, or the shareholder controllers of that mining company, are accustomed to act.

A person may not become a shareholder controller, a majority shareholder controller or an indirect controller of a mining company unless he has served written notice on the Minister of Mines of his intention to that effect and the Minister of Mines consents to his becoming such a controller or does not object within a period of six months.

Where a person becomes or continues to be a controller of the relevant description after a notice of objection has been served on him, or is otherwise in contravention of the procedures prescribed by the Mining Law, the Minister of Mines may notify the controller that, until further notice, any specified shares are subject to restrictions. The relevant restrictions include restrictions on transfer, voting rights, receipt of further shares and distributions. The Minister of Mines may apply to the High Court to order the sale of any shares which are the subject of such a restriction. There is no legal restriction on the foreign ownership of a mining company.

Where a person, either alone or with others, acquires an interest in 5% or more of the voting power of a mining company he is required to notify the Minister of Mines. A person who is a controller of a mining company must give notice of his ceasing to be such a controller before he disposes of his interest. In addition, the mining company itself has to give notice to the Minister of Mines of the fact that any person has become or ceased to be a controller.

Violation of these provisions of the Mining Law is a criminal offence. The law also gives the Minister of Mines power to investigate and report on the ownership and control of any mining company.

The Mining Law also gives the government the right to acquire a special share (Golden Share) in a mining company in order to protect the assets of the relevant company and to reflect and further the intentions of the provisions of the Mining Law relating to control of a mining company. The government has retained its Golden Share in relation to the Obuasi mine. See page 14 for details.

AngloGold and the government of Ghana agreed the terms of a Stability Agreement to govern certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti will operate in Ghana following the implementation of the business combination between AngloGold Limited. The details of the Stability Agreement as well as AngloGold Ashanti's commitments are set out on pages 13 and 14.

Payments and allowances: The Mining Law provides that royalties are payable by the holder of a mining lease to the State at rates of between 3% and 12% of total minerals revenue, depending on a formula set out in mineral royalty regulations. The formula is determined by calculating the ratio of revenue minus operating costs, interest and capital allowances to total revenue. A ratio of 30% or lower will attract a royalty of 3%. For every 1% that the ratio exceeds 30%, the amount of the royalty will increase by 0.0225% up to a maximum of 12%. The laws of Ghana currently provide for income tax at a rate of 30%. The Mining Law provides for an entitlement to certain specified capital allowances and various additional fiscal and other benefits. However, AngloGold Ashanti and the government of Ghana have entered into the Stability Agreement with respect to the payment of royalties and taxes as detailed previously.

In 2002, the Ghanaian tax legislation was changed so that unutilised losses and capital allowances existing at 1 January 2001 can only be carried forwards for five years. If not used by that time they will be lost. Losses and capital allowances incurred after 1 January 2001 can be carried forward without limit.

Retention of foreign earnings: Holders of mining leases have certain limited rights to retain foreign exchange earnings overseas and to use such earnings for the acquisition of machinery and equipment as well as for certain other payments such as debt service payments and dividends.

Where the net earnings of a holder of a mining lease are in foreign currency, the holder is permitted to retain not less than 25% of foreign exchange earnings in an external account for acquiring machinery and equipment, spare parts and raw materials as well as for certain other payments, such as dividend and debt service payments.

AngloGold Ashanti's operations in Ghana are permitted to retain 80% of its foreign exchange earnings in such an account. In addition, the company has permission from the Bank of Ghana to retain and use outside Ghana dollars required to meet payments to our hedge counterparties which cannot be met from the cash resources of our treasury company.

Leases: Mining leases may be applied for either by a prospecting licence holder who has established the existence of minerals in commercial quantities or by others who do not hold such licences, who establish the same to the satisfaction of the Minister of Mines. Mining leases are normally granted for a period not exceeding 30 years and the holder may apply to the Minister of Mines for renewal, on such conditions as the Minister of Mines may determine, for up to another 30 years. This period has been extended in terms of the Stability Agreement. They are to have a maximum size (subject to derogation by the President where it is considered to be in the national interest) of 50 km^2 for any grant and 150 km^2 in aggregate.

A holder may apply for an enlargement of the mining area, which, subject to the Mining Law, the Minister of Mines may grant if satisfied that such approval is in the national interest. The rights conferred by mining leases include those to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner.

Reconnaissance and prospecting licences are normally granted for up to 12 months and three years respectively, subject to renewal. A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localisation', being the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economy.

Prior notification to the Minister of Mines is required for ceasing, suspending or curtailing production. Approval to such actions may be given, subject to conditions determined on the advice of the Minerals Commission.

There are also provisions relating to surrender, suspension and cancellation of mineral rights in certain circumstances. The Minister of Mines may suspend or cancel a mineral right if, among other things, the holder: fails to make payments under the Mining Law when due; is in breach of any provisions of the Mining Law or the conditions of the mineral right or the provisions of any other enactment relating to mines and minerals; becomes insolvent or bankrupt; makes a statement to the Minister of Mines in relation to the mineral right which he knows, or ought to have known to be false; or for any reason becomes ineligible to apply for a mineral right under the provision of the Mining Law.

Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe. Subject to the proper conduct of the mining operations, the holder must affect as little as possible the interest of any lawful occupier, whose grazing rights are retained but who is precluded from erecting any building without the consent of the holder (or, if such consent is unreasonably withheld, without the consent of the Minister).

An owner or occupier of any land subject to a mineral right may apply to the holder of the mineral right for compensation and the amount of the compensation shall, subject to the approval of the land valuation board, be determined by agreement between the parties concerned (or, if they are unable to reach agreement, by the Minister of Mines in consultation with the land valuation board). The Land Valuation Board has in the past increased amounts of compensation payable to owners and occupiers. The holder, in the exercise of his rights, is required to have due regard to the effect of the mineral operations on the environment and is to take such steps as may be necessary to prevent pollution of the environment as a result of such operations.

A range of activities and breaches of the Mining Law, including obstructing the government from exercising its pre-emption right and conducting mining, prospecting or related activities otherwise than in accordance with the Mining Law, constitute offences punishable by fine or imprisonment. The maximum fine is 500,000 cedis (at the current exchange rate, equivalent to approximately $50) and the maximum term of imprisonment is two years.

Mining properties: The current mining lease for the Obuasi area was granted by the government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 km^2 in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent 140km^2 has also been granted resulting in the total area under mining lease conditions increasing to 474km^2, the Lease Area. The company is required to pay to the government of Ghana rent (subject to review every five years, when the rent may be increased by up to 20%) at a rate of approximately $5/km^2 and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area.

Bibiani had title to a 50km^2 mining lease for a period of 30 years to 18 May 2027. The terms and conditions of the lease are consistent with similar leases granted in respect of Obuasi. With effect from 1 October 2001, the Bibiani mining lease was transferred to Ashanti Goldfields Company Limited from Ashanti Goldfields (Bibiani) Limited.

Iduapriem Mining Lease: The company has title to the 33km^2 Iduapriem mining lease granted on 19 April 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease.

Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years. The terms and conditions of these leases are consistent with similar leases granted in respect of the Obuasi mining lease.

Proposed amendment to mining law: A bill has been drafted which, if enacted, will replace and repeal the existing Minerals and Mining Law 1986 and all other regulations under it. The bill may never be enacted or, if enacted, might be enacted with substantial modifications. For the most part the bill consolidates with modifications the existing law.

The key material modifications to the current regime proposed in the current draft are:
● the right of the government to acquire a 10% 'free-carried' interest in a mining company is to be amended so that in future it will be acquired on terms prescribed or on terms to be agreed; the bill does not currently prescribe any terms. In addition, the right of the government to acquire a further 20% interest in the rights and obligations of the mineral operations in relation to mineral rights is to be deleted;
● provisions for stability agreements to be entered into by the Minister of Mines, on behalf of the Republic, with approval of parliament to ensure that the holders of mining rights are not adversely affected by changes in law for a period of 15 years and for development agreements to be entered into, with the approval of parliament between the Minister of Mines, on behalf of the Republic, and a mining company where the proposed investment is greater than $500 million to deal with, in addition to matters relating to environmental liabilities the exercise of discretion and settlement of disputes;

- compensation principles for disturbance of an owner's surface rights;
- proposals that royalties are payable by the holder of a mining lease at a rate of 4% to replace the existing sliding scale of 3-12% for gold produced from its mining operations; and
- although the right of the government to be issued with a special share in a mining company still exists, the consent of the special shareholder will only be required for the disposal of a mining lease and/or material assets, which are situated in Ghana.

Guinea

In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code, 1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.

The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.

The group's Guinea subsidiary, Société Ashanti Goldfields de Guiné (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust economic ore reserves.

The original area granted encompassed 8,384km^2 which the subsidiary was required to reduce to five or fewer single blocks of not less than 250km^2 per block totalling not more than 1,500km^2 by 11 November 1996. The retrocession reduced the Siguiri concession area to four blocks totalling 1,495km^2.

SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for a further 22-year period from 11 November 1996 under conditions detailed in a Convention de Base predating the new Guinea Mining Code.

Key elements of the Convention de Base are:
- the government of Guinea holds a 15% free-carried or non-contributory interest; a royalty of 3% is payable on the value of gold exported; a local development tax of 0.4% is payable on the gross sales revenues; salaries of expatriate employees are subject to a 10% income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
- SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.

The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary, or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.

Mali

Mineral rights in Mali are governed by the Mining Act and Regulations promulgated in 1991. Exploration is carried out under permits granted by Ministerial Decree following application to the National Director of Geology and Mines from the Ministry of Mines, Energy and Water conveying exclusive title to conduct exploration. The permit is valid for a three-year period and is renewable twice. A company applying (in an area it selected) for such a permit must provide proof of technical and financial capabilities.

An exploitation permit is required to mine a deposit located within the exploration area. This permit grants exclusive title to mine for a maximum period of 30 years (inclusive of renewals) and is granted by the council of ministers following application to the national director of mines.

Both permits referred to above include a Mining Convention (convention d'établissement) covering exploration, mining, treatment and marketing in a comprehensive document. This outlines the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, State shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene, and settlement of disputes).

Application for an exploration permit is submitted to the national director of mines based on various documents, including applicant identification, locations, receipts for payment of fixed rights and surface fees, and articles of association, together with a draft mining convention. An inter-ministerial committee examines the applications and one company is retained to do the exploration. This company then negotiates a draft of the Mining Convention and the Minister of Mines grants the exploration permit by an in-house decree published in the Malian Gazette.

Once an economically viable deposit has been identified, an application for an exploitation permit is submitted to the national director of mines. This application must be made prior to the expiry of the exploration permit. The application document must contain a map and co-ordinates, a receipt for payment of fixed rights and surface fees and a summary of technical and financial capabilities. The exploitation title is granted following a thorough investigation.

AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.

Namibia

Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants a prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the abilities of the company, including mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence has been granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year licence which was to expire in 2003 has been renewed and extended for another 15 years to 2018.

South Africa

The Mineral and Petroleum Resources Development Act: In October 2002, the president of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA), which was passed by the parliament of South Africa in June 2002 and came into effect on 1 May 2004. The MPRDA vests custodianship of South Africa's mineral rights in the State, which will issue prospecting rights or mining rights to applicants in the future. Details relating to the MPRDA and associated broad-based socio-economic empowerment charter and related scorecard, as well as AngloGold Ashanti's progress in converting existing rights in terms of the new legislation are set out on page 78.

Tanzania

Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998, and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and Minerals under this Act.

The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
- prospecting licences;
- retention licences; and
- mining licences.

A prospecting licence grants the holder thereof the exclusive right to prospect in the area covered by the licence for all minerals, other than building and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of two years each. On each renewal of a prospecting licence, 50% of the area covered by the licence must be relinquished. Before applying for a prospecting licence a prospecting reconnaissance with a maximum of 5,000km^2 is issued for a period of two years after which a three-year prospecting licence is applied for. A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it. A retention licence can also be requested from the Minister, after the expiration of the 3-2-2 year prospecting licence period, for reasons ranging from funds to technical.

Mining is carried out through either a mining licence or a special mining licence, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of 25 years and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area which is potentially of commercial significance, but it cannot be developed immediately by reason of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.

A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person, except for a mining licence, which must have the approval of the Ministry to be assigned.

However, this approval requirement for the assignment of a mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.

AngloGold Ashanti has complied with all applicable requirements and the relevant licences have been issued for 25 years and expire in 2024.

United States of America

Mineral rights, as well as surface rights, in the United States of America are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining are owned by the federal government and are obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of 1872, as amended.

Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.

Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies at all phases of mining activities.

The Cripple Creek & Victor Gold Mining Company joint venture is almost entirely comprised of owned patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-mine permits.

An agreement was announced on 27 February 2003 wherein AngloGold entered into a purchase and sale agreement with Queenstake for its interest in the Jerritt Canyon Joint Venture. The agreement included *inter alia* that Queenstake accept full closure and rehabilitation and other liabilities. The transaction was concluded effective 30 June 2003. When held prior to this date, the Jerritt Canyon Joint Venture property control consisted of owned or leased unpatented mining claims covering 58,000 acres of public lands, and owned or leased property covering 21,000 acres of private lands. Ownership of unpatented mining claims for public lands and ownership of private lands provided the joint venture with the right to mine for an indefinite tenure. Leases of public or private property rights to the joint venture also conveyed full mining rights and included terms, which were indefinitely extended so long as operations continued. All life-of-mine reserves were within those property controls. The mining and rehabilitation permits issued by the State of Nevada and the US Forest Service were life-of-mine permits.

Global exploration

In 2004, AngloGold Ashanti's exploration activities continued to support the group's growth strategy, primarily to extend and replace existing production ounces by sustaining or growing existing operations (through brownfields exploration) and to discover new mines in new areas (through greenfields exploration). Activities are focused on finding long-life, economic orebodies by utilising multi-disciplinary teams and appropriate state-of-the-art technology.

Exploration continued to focus around the group's operations in Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In the more mature exploration areas in Africa, Australia and Canada, the group's exploration activities were rationalised, however, there was increased emphasis on the group's new frontiers exploration strategy with exploration teams active in the Democratic Republic of Congo (DRC), Colombia, Alaska, South East Asia, China and Russia. During the year, efforts were also focused on the rationalisation of the Ashanti and AngloGold exploration portfolios in Africa.

The outcome is a more balanced exploration portfolio consisting of mature and established areas and new prospective areas in under-explored regions. In line with this strategy, the following initiatives were concluded during the year:
- an equity investment in Trans-Siberian Gold in Russia;
- an equity investment and conclusion of a strategic alliance in the Philippines with Red 5 Ltd; and
- the conclusion of an exploration alliance with Oxiana Ltd in Laos.

2004 Exploration expenditure by country ($m)

Country	Brownfields	Greenfields	Total
South Africa	2	–	2
Argentina	3	–	3
Australia and SE Asia	6	4	10
Brazil	10	1	11
Ghana	4	3	7
Guinea	4	–	4
Mali	5	3	8
Namibia	1	–	1
Peru	–	7	7
Tanzania	4	1	5
United States	4	2	6
Corporate	1	5	6
New frontiers			
Alaska	–	3	3
China	–	1	1
Colombia	–	2	2
DRC	–	2	2
Mongolia	–	3	3
Total	**44**	**37**	**81**

These initiatives demonstrate the group's commitment to engaging junior exploration companies and are aimed at unlocking the gold potential by combining AngloGold Ashanti's technical expertise with the partner's in-depth country knowledge and operating experience.

During the year, $37 million of exploration expenditure was incurred in greenfields exploration in Colombia, Peru, Alaska, Mongolia, Mali, Ghana and the DRC. Total exploration expenditure amounted to $81 million, of which $44 million was spent on increasing and converting near and in-mine resources. Brownfields exploration added 7.7 million attributable ounces to the global Mineral Resource at an average cost of $5.58 per ounce. Exploration expenditure for 2005 is expected to reach some $90 million.

Argentina

At Cerro Vanguardia in Argentina exploration continued to focus on the delineation of additional Mineral Resources and added 260,000 ounces to the Mineral Resource. Drilling of the Zorro, Gabriela and Liliana veins highlighted continued upside in under-explored veins within the greater licence area.

A number of properties held by Cerro Vanguardia in Patagonia were farmed out to Exeter Resources. The properties cover a total area of 1,047 square kilometres in 39 individual tenements.

Australia

Drilling at Sunrise Dam focused on underground targets that are accessible from the Daniel decline and added 140,000 ounces to the Mineral Resource. Near-mine activities concentrated on delineating oxide Mineral Resources to the north of the pit. The Jasper Hills tenements situated 60 kilometres east of Sunrise Dam were acquired from Crescent Gold Limited, formerly Apollo Gold. Strike extensions to the Lord Byron deposit were drill tested with moderate results. Further regional targets were also drill tested and require further follow-up.

At the Yamarna greenfields project in Western Australia (a joint venture with Terra Gold Mining, formerly Aurex), diamond drilling tested various targets in the southern area, intersecting extensive alteration with low gold values. Aircore drilling in the northern area defined a large geochemical anomaly requiring further testing.

At the Tropicana East project (a joint venture with Independence Group NL), diamond drilling was in progress at the end of 2004 testing the depth potential of previously identified mineralisation. Wide-spaced geochemical sampling identified further targets that require follow up.

In the Northern Territory, AngloGold Ashanti and Newmont Australia have agreed that AngloGold Ashanti will exit the Tanami Mine JV and the Central Desert JV, which includes the Tanami Mill and associated infrastructure and tenements.

A number of projects in Western Australia were divested in 2004 as they did not meet AngloGold Ashanti's target criteria.

Brazil

Brownfields activities in Brazil focused on properties in the Iron Quadrangle. At Córrego do Sítio underground exploration access development and surface and underground drilling at Cachorro Bravo has identified an initial Mineral Resource of 3.9 million tonnes at 9.01g/t for 1.1 million ounces. Drilling two kilometres to the north of Cachorro Bravo at Carvoronia/Velha Bocaina confirmed the extension of previously identified oxide mineralisation below the base of weathering, over a down-plunge length of approximately 900 metres.

At the Lamego project near the Cuiabá mine, an exploration ramp is being developed to access and explore the Carruagem (PA zone), which is situated at the northern extremity of the Lamego fold structure. Drilling confirmed multiple mineralised horizons at the southern extremity of the Lamego structure at Cabecá da Pedra. Potential ore from Lamego is planned to be added to the Cuiabá expansion project, which was approved by the board in January 2005.

Three surface boreholes drilled in the Gandarela Project (joint venture with IAMGOLD) in the Iron Quadrangle for conglomerate hosted gold mineralisation failed to intersect the target horizon.

At the Tocantins project (a joint venture with IAMGOLD), situated approximately 500 kilometres north-east of Crixás, follow up reverse circulation (RC) and diamond drilling of three targets failed to generate economic drill intercepts. AngloGold Ashanti is negotiating with IAMGOLD to withdraw from the Gandarela joint venture and dilute its participation at Tocantins.

At the Crixás mine (a joint venture with Kinross), surface drilling focused on the delineation of potential open-pittable Mineral Resources within the lease area. Mineralisation within the Forquilha Sul (Corpo IV) ore shoot was established over a down-plunge length of over 1,100 metres at grades of up to 7g/t, but no additional high-grade underground Mineral Resources were discovered.

Canada

Limited exploration was conducted at the West End project within the Red Lake area of Canada and the project will be farmed out.

China

A representative office has been established in Beijing to seek exploration and business opportunities in China.

Colombia

Greenfields exploration in Colombia focused on several regional reconnaissance programmes and has thus far generated a number of targets for detailed follow-up and drilling in 2005.

Democratic Republic of Congo (DRC)

A field camp was established at Mongbwalu in the eastern DRC. However, due to logistical issues the planned drilling programme at the Kilo project was delayed until early 2005.

Ghana

In Ghana at Obuasi, underground exploration focused on the below 50 Level Deeps project where results from drilling remain encouraging. Drilling of the West Lode sulphide orebody on the 32 Level project also yielded positive results. A drilling contractor was selected to drill two

3,000 metre-deep surface holes in the Deeps project, with a further six holes planned to complete the initial phase. Drilling is planned to commence in the third quarter of 2005.

At Bibiani, exploration focused on locating additional underground Mineral Resources along the main Bibiani structure. Results appear to be encouraging on the northern extension of the deposit.

Limited greenfields work was completed in Ghana in the Hebron, Subriso and Sefwi project areas, each within 60 kilometres of the Bibiani mine.

No exploration work was undertaken at Iduapriem.

Limited greenfields work was completed in Ghana in the Hebron, Subriso and Sefwi project areas, each within 60 kilometres of the Bibiani mine.

Guinea

At Siguiri, exploration focused on the delineation of additional surface Mineral Resources adding 289,000 ounces to the Mineral Resource from Kosise South and Kozan South. In 2005, target generation will be directed both locally around the mine site and regionally within the four blocks that make up the 1,500 km^2 concession.

Laos

An exploration alliance was established with Oxiana Limited targeting new mineralisation in Laos.

Mali

Phase VII of the deep sulphide infill drilling programme at Sadiola was completed. A pre-feasibility study to assess the economic potential of the deep sulphides is planned to be completed by the end of 2005.

Satellite oxide exploration continued to produce positive results from extension drilling between the FE3 and FE4 pits. At FE3 resource modelling is in progress on the southern extension. Further target generation within the Sadiola lease area has identified additional oxide targets that require follow-up drilling in 2005. A total of 161,000 ounces have been added to the Mineral Resource at FE3 and FE4 by drilling. Additions from oxides however have been offset by a decrease in the Mineral Resource from the Deep Sulphides due to increased drilling information, new modelling and a revised scoping study.

At Yatela, satellite oxide drilling on two geophysical targets situated to the south of the pit produced negative results. Infill drilling at KW18, situated 2 kilometres to the south-west of the pit, generated 21,000 ounces in the Inferred Mineral Resource category. Drill testing of the sulphide potential below the existing oxide Mineral Resource at Alamatoula intersected uneconomic gold values.

At Morila, a small Inferred Mineral Resource has been generated at Domba, situated 8 kilometres north of the pit. Pit contiguous drilling of the Morila Shear zone extension added 71,000 ounces to the Mineral Resource. Drilling of the Samacline target to the north-west of the pit intersected encouraging gold grades at depths between 300 and 500 metres below surface which will be followed up by drilling. Drill testing of stratigraphic targets generated from regional target generation in the lease area yielded negative results.

Follow-up rotary airblast and reverse circulation drilling was completed in southern Mali at the Garalo, Kola and Kalaka properties, with further follow-up drilling required at Kalaka in 2005. Initial soil sampling programmes were completed on new permits situated 120 kilometres north of Sadiola and at Bassala in southern Mali, immediately west of the Kordieran and Kalana properties.

Mongolia

Two projects in the southern Gobi were drill tested with negative results on the porphyry target at Ikh Shank, however, initial reverse circulation and diamond drill hole results from Altan Uul are promising and will require further testing. At the Tsagaan Tolgoi prospect in north western Mongolia, reverse circulation drilling was conducted on a mesothermal quartz vein system with results pending. Further target generation and third party property appraisals are continuing.

Namibia

At Navachab, drilling of Anomaly 16, situated 5 kilometres south-west from the pit, delineated an initial Inferred Mineral Resource of 178,000 ounces at 1.03g/t. Further drilling is required to delineate the strike and down dip potential. Drilling of the previously identified mineralisation at Grid A, situated 5 kilometres north of the pit, yielded positive results with Resource definition drilling in progress. Exploration activities added 350,000 ounces to the Mineral Resource in 2004.

Peru

Three prospects were drilled in Peru in 2004 and exploration continued on further multi-disciplinary target generation, ground truthing and third party property-scale investigations in several parts of the country. Metallurgical studies and a scoping study were completed at the La Rescatada project in southern Peru. A 50% operational interest in La Rescatada was divested to a local mining company Minera Aruntani. AngloGold Ashanti signed a letter of intent with Absolut Resources to acquire all the rights to AngloGold Ashanti's exploration projects and a geochemical database in Northern Peru. Under the agreement, AngloGold Ashanti was issued shares and share warrants in the company. The Pichacani property in southern Peru was optioned to Bear Creek, which also acquired the Ninobamba silver project from AngloGold Ashanti in 2003.

Philippines

In the Philippines, AngloGold Ashanti has taken an investment in Red 5 Limited and formed a strategic alliance to explore their ground holdings in the vicinity of the Siana project.

Russia

In Russia AngloGold Ashanti provided Trans-Siberian Gold plc with geological input at both the Veduga and Asacha projects. Drilling is in progress at both these projects in an effort to increase the Mineral Resource.

South Africa

A scoping study of the Goedgenoeg project contiguous to Tau Lekoa has indicated that the project will not be viable. Surface drilling at Moab Khotsong intersected encouraging grades, confirming the existing geological model. Further surface drilling is in progress to evaluate the Vaal Reef to the south-west of Kopanang.

Tanzania

Diamond drilling of the Geita Hill down dip extension mineralisation continued in order to optimise the open-pit and potential underground interphase. Step-out drilling continued to the north-east at Geita Hill, tracing gold mineralisation along strike and down dip to define areas for infill drilling. Additional drilling information from Nyankanga West and Geita Hill defined an additional 800,000 ounces to the Mineral Resource in 2004.

Exploration activities were temporarily suspended at the Kigosi North (TanRange joint venture) prospect located 150 kilometres south-west of Geita due to permitting issues.

United States

In the United States at CC&V in Colorado, drilling focused on resource expansion at the Wild Horse Extension (WHEX) project. A total of 765,000 ounces were added to the Mineral Resource. Drill testing of a new exploration target in the Hosier Pass area has identified a sheeted-vein system which will be followed up in 2005.

After the cessation of Nevada greenfields activities in 2003, the exploration office in the USA was relocated to Denver, Colorado.

Greenfield activities have expanded in the Alaska frontier region with a major increase in land holdings and the drilling of three new district-scale targets. Activities are focused in the Tintina Gold Belt with an integrated target generation and evaluation programme. 2004 drill projects included the ER and Eagle targets (JV with Rimfire Minerals) and the Livengood target areas. The ER and Eagle results however, did not meet the initial AngloGold Ashanti economic hurdle rates and will be farmed out to third parties with claw-back options.

Reconnaissance work identified three new gold targets in the Pogo region which will be drill tested in 2005.

Drilling at Livengood defined a large sub-economic gold system which requires follow-up drilling in 2005.

Mineral Resources and Ore Reserves

AngloGold Ashanti had Mineral Resources of 218.2Moz and Ore Reserves of 78.9Moz as of 31 December 2004.

The year-on-year comparison listed below compares the combined December 2003 Mineral Resources and Ore Reserves of both AngloGold and Ashanti to the December 2004 figures of AngloGold Ashanti.

Mineral Resources and Ore Reserves are reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC 2004), together with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC 2000). Mineral Resources are inclusive of the Ore Reserve component.

Mineral Resources

The 2004 Mineral Resources reduced by 48.0Moz or 18% to 218.2 million ounces, including a depletion of 8.4 million ounces. The single largest reduction in the Mineral Resource (37.8 million ounces) occurred at Western Ultra Deep Levels (WUDL), mainly as a result of a scoping study which indicated that the Mineral Resource did not show reasonable economic potential given the capital requirements and current costs. Other significant Mineral Resource reductions were the result of modelling changes at Obuasi (2.9 million ounces), and the exclusion of Goedgenoeg (2.5 million ounces) after scoping studies showed the Mineral Resource did not have reasonable potential to be profitably extracted in the future.

There were however some significant increases in Mineral Resource:
- an increase of 4.2Moz at Mponeng due to transfers from WUDL and increased values;
- an increase of 3.5Moz at Moab Khotsong as a result of Moab Extension being included;
- an increase of 1.0Moz at AngloGold Ashanti Mineração as a result of additions from Corrego do Sítio;
- an increase of 0.7Moz at Navachab due to footwall mineralisation and Anomaly 16; and
- an increase of 0.7Moz at Siguiri due to the inclusion of low grade stockpiles.

Ore Reserves

Ore Reserves show a year-on-year decrease of 5.0Moz to 78.9Moz. Depletion totalled 7.6Moz during the year. Ore Reserves have been determined at a gold price of $375 per ounce, with sensitivities at $350 per ounce and $400 per ounce. In determining the economic parameters to be used, AngloGold Ashanti has been guided by the preferred position of the SEC in the USA, whereby the economic parameters used are based on a three-year historical average. These economic assumptions are regarded by AngloGold Ashanti's executive as being conservative when compared to their long-term view. In respect of AngloGold Ashanti's South African and Australian

assets, exchange rates of ZAR7.86 = $1 and A$1.43 = $1 respectively have been assumed. The Ore Reserves are relatively insensitive to changes in gold price and exchange rates of up to 10%, positive or negative. The principal changes in AngloGold Ashanti's Ore Reserves, for reasons other than depletion, are as follows:
- an increase of 1.2Moz at Kopanang with Edom now being included;
- an increase of 1.1Moz at Geita due to extensions to the Nyankanga, Lone Cone and Geita Hill orebodies resulting from additional drilling. A planned relocation of the Nyankanga storm water diversion channel has allowed for an additional cutback;
- an increase of 0.9Moz at AngloGold Ashanti Mineração due to new drilling information which resulted in the reclassification of the Ore Reserves at Cuiabá down to 15 level;
- an increase of 0.8Moz at Great Noligwa due to the inclusion of the SV2 pillars;
- an increase of 0.6Moz at Moab Khotsong due to increased area to be mined and values;
- an increase of 0.4Moz at CC&V due to the inclusion of the Wildhorse Extension;
- an increase of 0.2Moz at Siguiri due to additions of the Kami North and Eureka North pits, and the planned treatment of low grade stockpiles;
- an increase of 0.2Moz at Savuka due to ground being transferred from TauTona;
- a decrease of 1.2Moz at Obuasi due to the removal of remnant blocks, the Anyankyriem surface reserves and additional drilling information;
- a decrease of 0.6Moz at Tau Lekoa due to the exclusion of the Above 800 Project;
- a decrease of 0.6Moz at Iduapriem/Teberebie due to the removal of the A Zone;
- a decrease of 0.4Moz at TauTona due to reserves transferred to Savuka and a lower Mine Call Factor; and
- a decrease of 0.3Moz due to the sale of Freda-Rebecca.

AngloGold Ashanti will continue to pursue a strategy of increasing value-adding reserves through expansion projects, brownfields and greenfields exploration and acquisition of new assets.

Effect of the AngloGold Ashanti business combination

The Ore Reserves in respect of the AngloGold assets alone decreased from 63.1Moz as at 31 December 2003 to 60.9Moz as at 31 December 2004, and Mineral Resources decreased from 212.7Moz to 170.7Moz. The effect of the business combination AngloGold with Ashanti was therefore to increase Ore Reserves by 20.3Moz and Mineral Resources by 52.9Moz.

Audit of 2003 Mineral Resource and Ore Reserve statement

During the course of the year, the AngloGold Ashanti 2003 Mineral Resource and Ore Reserve Statement was submitted to independent consultants for review. The mineral resources and ore reserves from eight of AngloGold Ashanti's global operations were randomly selected and subjected to review. The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's reserves and resources were evaluated. It is the company's intention to repeat this process so that all its operations will be audited over a three-year period. The audit of those operations selected for review during 2005 is currently in progress.

Competent persons

The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.

The competent person for AngloGold Ashanti Exploration is:
- GF Wylie, MSc (Mining Engineering), BSc (Hons) (Geology), Dip Mgmt, AusIMM application pending, 28 years experience.

Competent persons for AngloGold Ashanti's Mineral Resources are:
- VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 19 years experience.
- MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 25 years experience.

Competent persons for the AngloGold Ashanti's Ore Reserves are:
- C Brechtel, MSc (Mining Engineering), MAusIMM, 29 years experience.
- BW Guenther, BSc (Mining Engineering), MAusIMM, 24 years experience.
- DL Worrall, ACSM, MAusIMM, 24 years experience.
- J van Zyl Visser, BSc (Mineral Resource Management), PLATO, 18 years experience.

The competent persons consent to the inclusion of the exploration, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

Notes

A detailed breakdown of the Mineral Resources and Ore Reserves is available in a supplementary statistics document, provided in the annual report section of the AngloGold Ashanti website (www.anglogoldashanti.com) and may be downloaded as PDF files using Adobe Acrobat Reader. This information is also obtainable from the AngloGold Ashanti offices at the addresses given at the back of this report.

Ore Reserves by country (as at 31 December 2004)

		Metric			Imperial		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold Moz
South Africa	Proved	30.9	5.21	160.8	34.0	0.152	5.2
	Probable	256.8	4.11	1,056.7	283.1	0.120	34.0
	Total	**287.7**	**4.23**	**1,217.5**	**317.1**	**0.123**	**39.1**
Argentina*	Proved	0.6	9.99	6.0	0.7	0.291	0.2
	Probable	6.2	6.87	42.9	6.9	0.200	1.4
	Total	**6.9**	**7.15**	**49.0**	**7.6**	**0.209**	**1.6**
Australia*	Proved	45.8	1.21	55.6	50.5	0.035	1.8
	Probable	102.6	1.33	135.9	113.0	0.039	4.4
	Total	**148.4**	**1.29**	**191.5**	**163.6**	**0.038**	**6.2**
Brazil*	Proved	3.3	6.58	21.4	3.6	0.192	0.7
	Probable	8.6	7.59	65.5	9.5	0.221	2.1
	Total	**11.9**	**7.31**	**86.9**	**13.1**	**0.213**	**2.8**
Ghana*	Proved	45.0	2.09	94.3	49.6	0.061	3.0
	Probable	43.8	6.23	273.1	48.3	0.182	8.8
	Total	**88.9**	**4.13**	**367.3**	**98.0**	**0.120**	**11.8**
Guinea*	Proved	21.6	0.77	16.6	23.9	0.022	0.5
	Probable	32.7	1.10	35.9	36.0	0.032	1.2
	Total	**54.3**	**0.97**	**52.5**	**59.9**	**0.028**	**1.7**
Mali*	Proved	8.1	2.74	22.1	8.9	0.080	0.7
	Probable	15.0	3.31	49.7	16.6	0.097	1.6
	Total	**23.1**	**3.11**	**71.8**	**25.5**	**0.091**	**2.3**
Namibia	Proved	0.9	1.09	1.0	1.0	0.032	0.0
	Probable	6.9	2.06	14.2	7.6	0.060	0.5
	Total	**7.9**	**1.94**	**15.3**	**8.7**	**0.057**	**0.5**
Tanzania	Proved	24.4	3.01	73.7	26.9	0.088	2.4
	Probable	46.2	4.49	207.4	50.9	0.131	6.7
	Total	**70.6**	**3.98**	**281.1**	**77.9**	**0.116**	**9.0**
USA*	Proved	47.9	1.07	51.2	52.8	0.031	1.6
	Probable	73.9	0.94	69.4	81.5	0.027	2.2
	Total	**121.8**	**0.99**	**120.6**	**134.3**	**0.029**	**3.9**
Totals*	Proved	228.6	2.20	502.7	252.0	0.064	16.2
	Probable	592.8	3.29	1,950.8	653.4	0.096	62.7
	Total	**821.4**	**2.99**	**2,453.6**	**905.4**	**0.087**	**78.9**

* Reserves attributable to AngloGold Ashanti

Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.

Mineral Resources by country[1] (as at 31 December 2004)

		Metric			Imperial		
		Tonnes million	Grade g/t	Contained gold tonnes	Tons million	Grade oz/t	Contained gold Moz
South Africa[2]	Measured	90.3	5.13	463.1	99.5	0.150	14.9
	Indicated	423.9	6.51	2,758.5	467.3	0.190	88.7
	Inferred	135.3	3.08	417.1	149.1	0.090	13.4
	Total	**649.5**	**5.60**	**3,638.7**	**716.0**	**0.163**	**117.0**
Argentina**	Measured	7.9	2.06	16.3	8.7	0.060	0.5
	Indicated	19.4	3.77	73.3	21.4	0.110	2.4
	Inferred	3.5	5.40	18.7	3.9	0.158	0.6
	Total	**30.8**	**3.52**	**108.3**	**34.0**	**0.103**	**3.5**
Australia**	Measured	59.7	1.26	75.2	65.8	0.037	2.4
	Indicated	146.0	1.26	184.4	160.9	0.037	5.9
	Inferred	84.7	1.20	101.7	93.4	0.035	3.3
	Total	**290.3**	**1.24**	**361.3**	**320.0**	**0.036**	**11.6**
Brazil**	Measured	8.1	6.73	54.6	8.9	0.196	1.8
	Indicated	15.2	7.80	118.4	16.8	0.228	3.8
	Inferred	23.0	7.22	165.9	25.4	0.211	5.3
	Total	**46.3**	**7.32**	**338.9**	**51.0**	**0.214**	**10.9**
Ghana**	Measured	91.6	3.90	357.0	101.0	0.114	11.5
	Indicated	74.0	5.10	377.4	81.6	0.149	12.1
	Inferred	36.6	9.04	331.2	40.3	0.264	10.6
	Total	**202.2**	**5.27**	**1,065.7**	**222.9**	**0.154**	**34.3**
Guinea**	Measured	32.6	0.78	25.4	35.9	0.023	0.8
	Indicated	74.4	1.00	74.6	82.0	0.029	2.4
	Inferred	25.7	1.18	30.4	28.3	0.034	1.0
	Total	**132.7**	**0.98**	**130.4**	**146.3**	**0.029**	**4.2**
Mali**	Measured	16.5	2.10	34.6	18.2	0.061	1.1
	Indicated	23.9	2.74	65.4	26.3	0.080	2.1
	Inferred	36.6	2.12	77.4	40.3	0.062	2.5
	Total	**76.9**	**2.31**	**177.4**	**84.8**	**0.067**	**5.7**
Namibia	Measured	9.2	0.73	6.7	10.1	0.021	0.2
	Indicated	63.0	1.30	81.7	69.4	0.038	2.6
	Inferred	65.6	1.13	74.4	72.3	0.033	2.4
	Total	**137.7**	**1.18**	**162.8**	**151.8**	**0.034**	**5.2**
Tanzania	Measured	39.4	2.72	107.2	43.4	0.079	3.4
	Indicated	103.3	3.66	377.7	113.9	0.107	12.1
	Inferred	27.1	2.91	79.0	29.9	0.085	2.5
	Total	**169.8**	**3.32**	**563.9**	**187.2**	**0.097**	**18.1**
USA	Measured	80.6	1.00	80.6	88.8	0.029	2.6
	Indicated	122.8	0.96	117.3	135.4	0.028	3.8
	Inferred	45.3	0.91	41.1	49.9	0.027	1.3
	Total	**248.7**	**0.96**	**239.0**	**274.1**	**0.028**	**7.7**
Totals**	Measured	435.9	2.80	1,220.7	480.5	0.082	39.2
	Indicated	1,065.8	3.97	4,228.7	1,174.8	0.116	136.0
	Inferred	483.2	2.77	1,336.9	532.6	0.081	43.0
	Total	**1,984.9**	**3.42**	**6,786.4**	**2,188.0**	**0.100**	**218.2**

**   Resources attributable to AngloGold Ashanti
[1]   Inclusive of the Ore Reserve component
[2]   It is anticipated that 10.7Moz of the South African Region's published Mineral Resources will be taken up in stabilising pillars.

Rounding of figures in this report and in the supplementary statistics document may result in minor computational discrepancies.

Financial review

AngloGold Ashanti, with the exception of the newly acquired Ashanti mines, reports a sound operating performance; however, this did not translate into a better financial performance. The received gold price increased by $31 per ounce. This was more than offset, however, by the effect of stronger operating currencies in all countries, other than the USA, and by increased operating costs primarily due to higher oil and mining contractor costs.

Results for the year

- Adjusted headline earnings decreased by 7% to $263 million or 105 US cps, from $282 million or 127 US cps in 2003.
- Return on net capital employed decreased from 11% to 7%.
- Return on equity decreased from 12% to 7%.
- Gold production was 8% higher at 6.05 million ounces, largely because of the business combination with Ashanti.
- Total cash costs increased by 25% to $268 per ounce, largely due to the impact of stronger operating currencies.
- A final dividend of R1.80 per share or $0.30 per share was declared, resulting in a total dividend of R3.50 or $0.56 per ADS.

Exchange rates

The average exchange rate for the year ended 31 December 2004 was R6.44:$1 compared with R7.55:$1 in 2003. The average Australian dollar rate for 2004 was A$1.36:$1 compared with A$1.54:$1 in 2003.

Gold production

AngloGold Ashanti's production for the year was 8% higher than that for the previous year at 6.05 million ounces. This increase was largely a result of the business combination with Ashanti and higher production at Sunrise Dam and Cripple Creek & Victor. It was partially offset by the closure of Union Reefs, a decrease in production at Morila due to lower grades, and reduced production from all the underground operations in South Africa.

Production from the South African operations decreased by 6% to 3.08Moz mainly as a result of the following:
- a drop in the grades and volume mined at TauTona due to a reduction in face advance as a result of geological complexity;
- reduced volumes mined and lower grades at Mponeng compared with exceptional efficiency in 2003;
- a decrease in the volumes mined at Savuka as the mine nears closure; and
- unforeseen lower grades at Great Noligwa.

Attributable production of 211,000 ounces at Cerro Vanguardia in Argentina was 1% higher than that for 2003.

Australia's production was 22,000 ounces down on 2003 because of the closure of Union Reefs which had contributed 74,000 ounces in the previous year. Sunrise Dam's production went up by 52,000 ounces to 410,000 ounces as a result of a 3% increase in tonnes treated and an 11% improvement in grade to 3.46g/t.

Production in Brazil increased by 3% to 334,000 ounces. At AngloGold Ashanti Mineração (previously known as Morro Velho) production was 5% higher at 240,000 ounces as a result of improved grades. This, however, was partly offset by attributable production at Serra Grande which was 1% down at 94,000 ounces as a result of the lower grade ore treated.

The Ghanaian operations produced 485,000 ounces for the eight months to 31 December 2004. Production of 255,000 ounces at Obuasi was hampered for most of the year by insufficient trackless mining equipment and a lack of drilled underground ore reserves. Production of 105,000 ounces at Bibiani was also hindered by various pit wall failures in both the main and south pits. Lower surface grade materials at Bibiani in the fourth quarter also reduced overall mine yield. At Iduapriem, attributable production was 125,000 ounces for the period from May to December 2004.

At Siguiri in Guinea, attributable gold production for the eight months to December 2004 declined to 83,000 ounces at an average yield of 1.10g/t. This was largely a consequence of the embargo imposed on the mine during the second quarter.

Gold production in Mali decreased by 18% or 102,000 ounces to an attributable 475,000 ounces. This was mostly a result of a 36% decline in attributable production at Morila to 204,000 ounces. The average yield decreased to 4.44g/t. Attributable gold production at Yatela rose by 11% to 97,000 ounces, largely owing to an increase of 11% in the tonnage stacked. At Sadiola, attributable production went up by 1% to 174,000 ounces as milled tonnages increased and overall milling utilisation rose by 4%.

In Namibia, Navachab mine produced 67,000 ounces, which was 8% down on 2003, while the yield fell by 9% to 1.59g/t. The drop in yield and production was due to the limited availability of higher grade ore during the transition to owner-mining.

At Geita in Tanzania, attributable gold production increased by 72% to 570,000 ounces, largely as a result of the business combination with Ashanti. A year-on-year comparison of Geita on a 100% basis shows an increase in gold production of 4% to 692,000 ounces as a result of a 4% rise in recovered grade to 3.74g/t.

Gold production at Cripple Creek & Victor in the USA increased by 16% to 329,000 ounces, mainly owing to higher recoveries from improved crusher facilities, better chemistry on the leach pad and inventory reduction which led to an improved solution head grade through the processing plant.

Gold production at Freda-Rebecca in Zimbabwe was 9,000 ounces for the four months to September 2004. The sale of this mine became effective on 1 September 2004.

Income statement

Gold income

Gold production increased by 8% to 6.05Moz when compared to the prior year. The average spot price of $409 per ounce for the year was 13% higher than that in 2003. However, in rand terms, the average spot price was 4% lower at R84,857 per kilogram. The received gold price increased by $31 per ounce or 9% to $394 per ounce.

Gold income increased by 18%, rising from $2,029 million in 2003 to $2,396 million in 2004, primarily because of the improvement in the received gold price and additional revenues arising from the business combination with Ashanti. The Ashanti mines contributed some $243 million over the eight months, or 10% of the total gold income for the year to December 2004. Excluding the Ashanti mines and the additional interest acquired in Geita, gold income went up by 2% to $2,069 million.

Cost of sales

Cost of sales rose by 33% from $1,526 million in 2003 to $2,022 million in 2004. The inclusion of Ashanti costs accounted for $265 million. The residual is largely attributable to the strengthened South African rand against the dollar and inflation. Inflation includes increased mining contractor costs and higher diesel, fuel, transport and electricity prices.

Cost of sales changes can be further analysed as follows:
- total cash costs increased to $1,635 million in 2004 from $1,294 million in 2003 (or from $214 per ounce (restated) to $268 per ounce), despite the 8% increase in production to 6.05Moz in 2004. Of the $54 per ounce increase, $28 per ounce relates to stronger operating currencies relative to the dollar, $21 per ounce to inflation, and $6 per ounce to lower grades. Cost savings initiatives in South Africa helped in negating the effect of the Ashanti business combination on total cash costs;

  AngloGold Ashanti reassessed the useful life of on-reef ore reserve development expenditure with effect from 1 January 2004. The impact of the reassessment is that costs are expensed over a longer period than previously estimated. The effect of this change on the current year's results is a decrease in cash operating costs of $94 million and an increase in amortisation of tangible assets $40 million which resulted in a net decrease in total production costs of $54 million. The effect on future periods is not determinable;

- retrenchment costs were $9 million in 2004 compared with $4 million in 2003. The costs were incurred through a general cost-efficiency drive and the downsizing of operations at Savuka and Ergo, both of which are nearing the end of their lives;

- rehabilitation and other non-cash costs increased by $19 million compared with the previous year, largely because of changes to the life-of-mine estimates in the South Africa region which necessitated an additional provision of $13 million. The newly acquired Ashanti mines contributed an additional $4 million to rehabilitation and other non-cash costs;

- the amortisation of tangible assets at $380 million was $148 million higher than in 2003. This increase is largely attributable to the amortisation of the Ashanti assets, which accounted for $93 million of this amount. The balance relates mainly to the South African operations and includes the change in accounting treatment of ore reserve development expenditure, additional amortisation of the Driefontein mineral rights, and changes to the life-of-mine estimates; and

- inventory increased by $18 million in 2004 compared to an increase of $17 million in 2003. The favourable inventory movement was mainly because of grade streaming at Sunrise Dam in Australia, where more ore is being mined than milled and ore stockpiles are therefore on the increase.

Other expenses

- Corporate and other administration expenses increased by $15 million on the previous year to $51 million, largely as a result of costs associated with the Ashanti launch, integration activities, and the incorporation of the former Ashanti corporate offices, which in total amounted to some $10 million. In addition, corporate costs were further adversely affected by the strengthening of local currencies against the dollar in a largely rand-driven cost area.

- Market development costs amounted to $15 million, of which 66% was spent through the World Gold Council.

- Exploration continued to focus around the operations in the countries in which we operate, namely, Argentina, Australia, Brazil, Ghana, Guinea, Tanzania, Mali, Namibia, South Africa and the USA. In addition, exploration activities are moving to new prospects in the Democratic Republic of Congo, Colombia, Peru, Alaska, China, Mongolia and Russia. The spend for 2004 was $81 million of which $44 million was for greenfields exploration. The increase of $6 million on the previous year was a result of the incorporation of the Ashanti exploration portfolio of $5 million, and additional expenditure on the new frontier areas.

- The amortisation of intangible assets remained fairly constant at $31 million, compared to $29 million in the previous year.

- During the year there was an impairment of various mining assets and mineral rights in Australia totalling $1 million. Impairment in 2003 amounted to $44 million, comprising various exploration assets in Australia ($9 million), Savuka mine in South Africa ($34 million) and mining equipment in South America ($1million).

- Non-hedge derivatives recorded a loss in the current year of $142 million compared with a profit of $119 million in the previous year. The loss in the current year is explained by the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and greater volatilities compared with the previous year.

- Other operating expenses include a post-retirement medical provision in South Africa of $4 million, an additional pension plan provision in South America of $2 million and the write-off of a loan in South Africa of $2 million.

- Other operating income includes the net income from investment properties in South America of $1 million.

Operating profit

Operating profit decreased significantly in 2004 to $79 million, mainly because of the increase in cost of sales and the losses incurred on non-hedge derivatives discussed above. Adjusted operating profit decreased by 22%, from $559 million to $434 million. This was mainly owing to stronger operating currencies relative to the dollar which reduced profits by $174 million; inflation, which reduced profits by $110 million; lower grades, $34 million; lower volumes mined, $36 million; and losses of $39 million arising from the Ashanti operations. The decline in profit was partly offset by a $31 per ounce increase in the received gold price of $394 per ounce, which contributed $183 million to profits, and the capitalisation of ore reserve development costs, which contributed an additional $50 million.

The adjusted operating margin decreased from 27% in 2003 to 18% this year, in line with the reduced adjusted operating profits. Cash operating margin dropped to a lesser extent from 38% in 2003 to 32% in 2004, because of the increase in total cash costs. These margins vary from operation to operation and are dependent on each region's adjusted operating profit (loss), amortisation of tangible and intangible assets, gold sales (including realised non-hedge derivatives) and non-cash revenues.

Profit attributable to equity shareholders

Profit attributable to equity shareholders includes the operating profit of $79 million as well as the following:

- interest received, which increased by $6 million to $44 million, mainly as a result of interest earned on convertible bond proceeds;

- other income, which includes growth in the Environmental Rehabilitation Trust Fund of $5 million (compared with $4 million in 2003) and foreign exchange gains on transactions other than sales amounting to $4 million (compared with a loss of $3 million in 2003). The foreign exchange gain in 2004 is mainly from the Brazil region. The prior year also includes profits from associates after taxation of $2 million;

- profit from the disposal of assets and subsidiaries, including profit on the disposal of Union Reefs in August 2004 of $2 million, profit on the disposal of Western Tanami assets and Western Tanami Mine of $3 million each, and profit on the disposal of various mineral rights and exploration properties of $5 million;

- finance costs, which increased by $30 million to $79 million, mainly due to the interest on corporate and convertible bonds. The year-on-year increase is after capitalising $11 million of the borrowing costs in South Africa. The unwinding of the decommissioning obligation is $8 million for the current year compared with $4 million the previous year. The year-on-year increase is attributable to a progressively higher decommissioning provision in the balance sheet;

- the taxation charge, which decreased by $182 million year-on-year to a $40 million credit in 2004. This is primarily because of reduced earnings for the year and a change in the estimated deferred tax rate, net of an underprovision in South Africa in 2003. This credit has a substantial positive effect on the adjusted headline earnings; and

- the minorities' share of earnings, which increased to $19 million compared to $18 million the previous year. The increase in the minorities' share of the earnings, despite lower profits, is attributable to the additional Ashanti minorities.

Cash flow

Operating activities

Cash generated from operations was derived from profits before taxation of $60 million as set out in the income statement, adjusted for changes in working capital and non-cash flow items. The most significant non-cash flow items are the movement on non-hedge derivatives of $185 million and the amortisation of tangible assets of $380 million.

Cash generated from operations of $585 million was increased by interest received of $37 million, and reduced by environmental and other expenditure of $24 million, finance costs of $72 million and mining and normal taxes of $34 million.

Net cash inflow from operating activities was $492 million in 2004, which is 9% higher than the amount of $453 million recorded in 2003. The increase was mainly the result of a reduction in taxation paid.

Investing activities

Funds of $453 million generated from operating activities were utilised to grow the group by investing in capital projects amounting to $585 million. Total capital expenditure during 2004 was $222 million higher than in 2003, mainly due to the inclusion of Ashanti, which added $106 million.

Capital expenditure in Namibia increased from $2 million in 2003 to $21 million in 2004 with the conversion of Navachab from contractor-mining to owner-mining. In South Africa, capital expenditure increased by 39% to $335 million. This was primarily due to the exchange rate, as the corresponding rand figure was 19% higher. In Australia, capital expenditure increased from $21 million to $28 million, primarily because of the Sunrise Dam underground feasibility and trial mining project.

Capital expenditure in the USA decreased from $27 million to $16 million as a result of the of higher expenditure in 2003 on the expansion project at Cripple Creek & Victor as well as the sale of Jerritt Canyon.

Investments acquired during 2004 include a 17.5% stake in Trans-Siberian Gold at a cost of $16 million and a 12% interest in Red 5 at a cost of $4 million. During 2004, the assets in Western Tanami were sold, for which $3 million was received in cash and $4 million in shares in Tanami Gold Mine.

Proceeds from the disposal of tangible assets amounted to $9 million. This related to the disposal of assets in the Western Tanami Project and the Union Reefs Gold Mine in Australia.

The acquisition of the Ashanti Goldfields Company Limited assets was accounted for as a purchase business combination and the total value of the assets acquired was funded through the issue of shares amounting to $1,366 million and cash flow effects of $171 million relating to transaction costs and funding, after adjusting for cash acquired of $56 million.

Repayments of loans advanced included the purchase consideration in respect of the Free State assets of $62 million, the Amapari project of $16 million and Jerritt Canyon of $5 million.

Cash outflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $123 million.

The net cash outflow after investment activities amounted to $314 million.

Financing activities

The net cash flows from financing activities increased by $211 million to an inflow of $104 million in 2004 (outflow of $107 million in 2003).

- Proceeds from borrowings during 2004 amounted to $1,077 million, which included $991 million raised through the issuance of $1 billion 2.375% convertible bonds in February 2004. The bond is convertible into American Depositary Shares (ADSs) at a price of $65.00 per ADS up to 27 February 2009. The proceeds of the issue, after payment of expenses, were utilised by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the business combination with Ashanti and for general corporate purposes, including planned capital expenditure. The bond is guaranteed by AngloGold Ashanti.

- Repayment of borrowings includes $232 million on the $400 million syndicated loan facility, $200 million on the $600 million syndicated loan facility, $139 million on the former Ashanti revolving credit facility, and $65 million on the Geita Project Finance Facility. Other loan repayments comprise normal scheduled payments in terms of loan agreements.

As a result of the business combination with Ashanti, $195 million in additional debt was acquired.

Cash inflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $40 million in 2004.

Dividend payments totalling $198 million were made during the year. The dividend paid in 2003 was $314 million. Dividends were financed from the proceeds of operating activities.

The effect of exchange rate changes on cash was a positive $17 million during 2004.

On 27 January 2005, AngloGold Ashanti announced the signing of a new three-year loan facility agreement for $700 million to replace the existing $600 million facility that matures in February 2005. The facility will be used to repay the maturing facility of $600 million ($265 million drawn as at 31 December 2004) and for general corporate purposes. The new facility will reduce the group's cost of borrowings, as the borrowing margin over LIBOR will reduce from 70 to 40 basis points. The facility was arranged with a number of AngloGold Ashanti's relationship banks. The company expects to finance the repayment of debt scheduled to mature in 2005 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities and debt instruments.

The net result of the operating, investing and financing activities amounted to a net cash outflow of $210 million which, when deducted from the opening balance of $505 million, and a positive translation of $17 million, resulted in a closing cash and cash equivalents balance of $312 million.

Hedging overview including restructuring of the AngloGold Ashanti hedge book

AngloGold Ashanti actively manages its hedged commitments under changing market circumstances. Following the completed AngloGold Ashanti business combination, the combined hedge books amounted to 12.5Moz at 30 June 2004. This had been reduced to 10.49Moz ounces at year-end.

The company has previously indicated its intention to continue with the reduction in hedging levels. The argument for this reduction has been further supported by the company's positive view of the gold price in the current market cycle. The company believes that market circumstances favourable for the gold price are likely to remain in place for some time and that the gold price will continue to trade in the current range, or higher.

A substantial restructuring of the hedge commenced in late December 2004 and was completed in January 2005. This resulted in a reduction in the net delta of the combined hedge by 2.2Moz during the fourth quarter. The restructured hedge now represents cover equal to 31% of five years' production spread over a ten-year period.

This improvement was achieved by the elimination of lower-priced contracts from the hedge and cash injections of $83 million (net) into the book in the final quarter of 2004 and an additional $76 million (net) in January 2005.

The level of cover for 2005 is approximately 10% of projected production for the year, while in 2006 it is approximately 17% of projected production.

Balance sheet

On 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement between Ashanti and its shareholders pursuant to which AngloGold would acquire the entire issued ordinary share capital of Ashanti. The confirmation of the High Court was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, and the acquisition of Ashanti and the name change to AngloGold Ashanti Limited became effective on 26 April 2004. Ashanti Goldfields Company Limited has been consolidated from this date.

On 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a deferred consideration of $2 million, R15 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca gold mine. The sale of the mine became effective on 1 September 2004.

Net debt to net capital employed remained constant year-on-year at 21% compared to 20% in 2003. The increase in equity with the issuing of shares for Ashanti was largely negated by the increase in borrowings as a result of the issuing of convertible bonds.

Recent developments

AngloGold Ashanti and Oxiana Limited form exploration alliance

On 13 December 2004, AngloGold Ashanti announced that it had entered into an exploration alliance with Oxiana Limited to explore for gold in Laos. Laos is highly prospective for both gold and copper but is under-explored. Projects generated will be owned jointly by AngloGold Ashanti and Oxiana, with AngloGold Ashanti having an option to earn an additional 10% equity in any project generated, by either solely funding the first $10 million of expenditure where a project is still to be drilled, or sole-funding through to completion of a bankable feasibility study where a significant drill intersection has already been made.

AngloGold Ashanti and Trans-Siberian Gold plc agree to extend deadline

On 23 December 2004, AngloGold Ashanti announced that the deadline to subscribe for the second tranche of new ordinary shares in Trans-Siberian Gold plc had been extended from 31 December 2004 to 15 April 2005. The extension has been agreed because the condition in the subscription agreement relating to the financing of Trans-Siberian's Asacha project would not be satisfied by 31 December 2004.

AngloGold Ashanti approves expansion project at Cuiabá in south-eastern Brazil

On 27 January 2005, AngloGold Ashanti announced that approval had been given by its board for a $121 million expansion project at the Cuiabá mine, in south-eastern Brazil. The project will focus on deepening below the existing mine, thereby increasing production from the current level of 190,000 ounces per year, to an estimated 250,000 ounces per year at a cost of $169 per ounce over the life of the project, and will extend the life-of-mine profile by six years to 2019.

Outlook

In 2005, production is estimated to be 6.5Moz at an average total cash cost of $273 per ounce, assuming the following exchange rates: R/$6.20:1; A$/$:0.77:1; BRL/$2.80:1 and Argentinean Peso/$3.00:1. Capital expenditure is estimated at $655 million.

Directors' approval

The annual financial statements and group annual financial statements for the year ended 31 December 2004 were approved by the board of directors on 10 March 2005 and are signed on its behalf by:

Directors

RP Edey, Chairman

RM Godsell, Chief Executive Officer

JG Best, Executive Director: Finance

CB Brayshaw, Chairman: Audit and Corporate Governance Committee

Managing secretary

Ms YZ Simelane

Secretary's certificate

In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.

Ms YZ Simelane
Managing Secretary

Johannesburg
10 March 2005

Report of the independent auditors
to the members of AngloGold Ashanti Limited

We have audited the annual financial statements and group annual financial statements of AngloGold Ashanti Limited set out on pages 68 to 171 and page 178 for the year ended 31 December 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual financial statements are free of material misstatement.

An audit includes:
- examining, on a test basis, evidence supporting the amounts and disclosures in the annual financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the annual financial statements and group annual financial statements fairly present, in all material respects, the financial position of the company and the group at 31 December 2004, and the results of operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
10 March 2005

Corporate governance

Quick reference checklist

Key Category	Key Indicator	Key Information	Reference/Additional Information
Board of Directors	Chairman	Russell Edey	Independent director and chairman
	Deputy chairman	Dr James Motlatsi	Independent director and deputy chairman
	Independent directors	Frank Arisman Elisabeth Bradley Colin Brayshaw Russell Edey Dr James Motlatsi	Independent in terms of JSE Securities Exchange Listings Requirements and US' Sarbanes-Oxley Act
	Non-independent non-executive directors	Tony Lea Bill Nairn Simon Thompson Tony Trahar Lazarus Zim	
	Executive directors	Bobby Godsell (chief executive officer) Jonathan Best (finance) Dave Hodgson (chief operating officer) Dr Sam Jonah (president) Kelvin Williams (marketing)	
	Total number of directors	15	Full biographical details, including each director's qualifications and year of appointment to the board, are available in the Directors and executive management section on pages 15
	Appointment and retirement of directors	Directors retire by rotation every three years. Board has the power to appoint new directors but such directors must resign and stand for election at the next AGM following their appointment by the board. As of 2003, all new directors to be properly screened by the Nominations Committee	Mr Ogilvie Thompson and Mr Oppenheimer did not stand for re-election at the annual general meeting held on 30 April 2004. Their positions were taken up by Mr Thompson and Mr Zim
	Board Charter*	Sets out powers, responsibilities, functions, delegation of authority, and the areas of authority expressly reserved for the board Approved by the board 30 July 2003; amended 27 October 2004	

Key Category	Key Indicator	Key Information	Reference/Additional Information
Board committees	Audit and Corporate Governance Committee*	Members: Colin Brayshaw (chairman) Frank Arisman Elisabeth Bradley Russell Edey	Fully independent committee in terms of JSE Securities Exchange Listings Requirements and US' Sarbanes-Oxley Act See page 72 below for details on the committee
	Employment Equity & Development Committee	Members: Dr James Motlatsi (chairman) Frank Arisman Bobby Godsell Dave Hodgson Bill Nairn Lazarus Zim	Independent chairman See page 73 below for details on the committee
	Executive Committee	Members: Bobby Godsell (chairman) Jonathan Best Dr Sam Jonah Dave Hodgson Kelvin Williams Neville Nicolau Roberto Carvalho Silva Srinivasan Venkatakrishnan	Executive management committee comprising executive directors, deputy CFO and deputy COOs
	Investment Committee	Members: Russell Edey (chairman) Jonathan Best Elisabeth Bradley Dr Sam Jonah Tony Lea Bill Nairn Simon Thompson Kelvin Williams	Independent chairman See page 73 below for details on the committee
	Market Development Committee	Members: Elisabeth Bradley (chairman) Frank Arisman Bobby Godsell Dr Sam Jonah Dr James Motlatsi Kelvin Williams Lazarus Zim	Independent chairman See page 73 below for details on the committee
	Nominations Committee*	Members: Russell Edey (chairman) Frank Arisman Elisabeth Bradley Colin Brayshaw Dr James Motlatsi Tony Trahar	Independent chairman Majority independent {5 out of 6} See page 73 below for details on the committee

Key Category	Key Indicator	Key Information	Reference/Additional Information
Board committees	Political Donations Committee	Members: Dr James Motlatsi (chairman) Elisabeth Bradley Colin Brayshaw	Fully independent committee Policy on Political Donations* See page 73 below for details on the committee
	Remuneration Committee*	Members: Russell Edey (chairman) Colin Brayshaw Tony Trahar	Independent chairman Majority independent {2 out of 3} See page 73 below for details on the committee
Directors' policies	Directors' induction policy*	Approved by the board 30 January 2004	
	Fit and proper standards for directors and company secretaries policy*	Approved by the board 30 January 2004	
	Professional advice for directors policy*	Approved by the board 30 January 2004	
Insider trading	Insider trading policy*	Policy approved 30 October 2002; amended 28 July 2004	See page 72 below for details on insider trading
Code of ethics for employees	Code of ethics for employees*	Principles of Business Conduct approved by the board 30 January 2003	See page 83 below for details on the code of ethics
Code of ethics for senior financial officers	Code of ethics for the chief executive officer, principal financial officer and senior financial officers*	Code approved by the board 30 July 2003	See page 83 below for details on the code of ethics
Whistle blowing	Confidential reporting policy	Policy approved by the board 30 January 2004	See page 83 below for details on the policy
Disclosures policy	Disclosures policy*	Policy approved by the Executive Committee on 6 December 2004	See page 83 below for details on the policy

* Policy/Committee Charter/Board Charter/Code available on the company website:
www.AngloGoldAshanti.com under About -> Corporate Governance -> Guidelines

In 2004, AngloGold Ashanti continued to build on the solid corporate governance foundations laid down in previous years. AngloGold Ashanti is fully compliant with the South African King Code on Corporate Governance, 2002, (the King Code) except in a few areas where the company has chosen not to comply. Areas of non-compliance with the King Code are fully detailed below as required by the Listings Requirements of the JSE Securities Exchange South Africa (JSE). The company is fully compliant with applicable corporate governance requirements of the United States' Sarbanes-Oxley Act.

Significant corporate governance milestones achieved during the year include:

- qualification on the inaugural JSE Sustainability Index;
- qualifying third on the Edward Nathan & Friedland Sustainability Index 2003;
- recipient of a double award at the Institute of Chartered Secretaries and Administrators of Southern Africa and JSE annual report awards, in the categories of best report in the mining and non-mining resources sector and best report from a Proudly South African member;
- finalisation of the appraisal process for evaluation of the board, board committees and individual directors; and
- finalisation of the Director's Induction Pack, a file summarising the history, activities and business of the company as well as the legal obligations of directors.

The Board of Directors

AngloGold Ashanti is a controlled company with its parent company, Anglo American plc, holding more than 50% of the company's issued share capital and is therefore, not subject to the director independence requirements of the New York Stock Exchange (NYSE). The board comprises a unitary board structure of 15 directors who assume complete responsibility for the activities of the company, including the total risk management framework of the company. The board has a written charter that governs its powers, functions and responsibilities. The board contains the mix of skills, experience and knowledge required of a multinational gold company.

Directors' retirement follows a staggered process with one-third of the directors retiring every three years at the annual general meeting. A curriculum vitae of those directors standing for re-election is placed before shareholders at the AGM to help inform the process of re-election. The board is empowered by the company's articles of association to appoint new directors provided such appointees retire at the next AGM and stand for election by shareholders. A Nominations Committee has been established as a sub-committee of the board to help identify suitable candidates for appointment to the board.

At the annual general meeting held on 30 April 2004 Mr Ogilvie Thompson and Mr Oppenheimer both retired and were replaced by Mr Zim and Mr Thompson. The board also appointed Dr Jonah KBE as an additional member of the board and president of AngloGold Ashanti effective as from 1 May 2004. All new members were reviewed by the Nominations Committee prior to their appointment as directors.

The executive directors are appointed by the board to oversee the day-to-day running of the company through effective supervision of management. Executive directors are held accountable by regular reporting to the board, and their performance is measured against pre-determined criteria as well as the performance of their respective business units.

Only executive directors have contracts of employment with the company. There are no contracts of service between the directors and the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year and requiring the payment of compensation. Non-executive directors do not hold service contracts with the company.

Non-executive directors provide the board with invaluable and balanced advice and experience that is independent of management and the executive. The presence of five independent directors on the board, and the critical role they play through representation on key committees such as the Audit and Corporate Governance, Nominations, Political Donations and Remuneration committees, together with their calibre, experience and standing within the company, ensures that the company's interests are served by impartial views that are separate of management and shareholders.

In terms of board policy, a director will qualify as being independent provided AngloGold Ashanti has not, over the preceding year, done business in excess of $10 million or 5% of the company's treasury business with the employer of that director. Furthermore, in compliance with JSE Listings Requirements an independent director must not be a representative of a shareholder who has the ability to control or materially influence management and/or the board; not have been employed by the company or be the spouse of a person employed by the company in an executive role in the past three years; not been an adviser to the company other than in the capacity as a director of the company; not be a material supplier, customer or have a material contractual relationship with the company; and be free of any relationship that could be seen to materially interfere with the independence of that person. All five independent directors complied with these requirements in 2004 and the board determined that such directors have no material relationship with AngloGold Ashanti.

The board, its sub-committees, and the directors all completed an evaluation process to review their effectiveness. The chairman of each committee and the chairman of the board led the process of evaluation of the committees and the board. The company secretary played a critical role in this process. The evaluation of each non-executive director's performance was led by the board chairman, while the assessment of the board chairman's performance was led by the deputy chairman of the board. The evaluation of the performance of executive directors is performed by the Remuneration Committee. For full details, see Remuneration Committee below.

A managing secretary and company secretary have been appointed to assist the board in its deliberations, informing members of their legal duties and ensuring, together with the executive directors and senior management that its resolutions are carried out. Together with the investor relations department, the company secretarial function also provides a direct communications link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The managing secretary and company secretary are responsible for compliance with all the statutory requirements in regard to the administration of the Share Incentive Scheme. The managing secretary and company secretary ensure that minutes of all shareholders', board and board committees' meetings are properly recorded in accordance with the South African Companies Act of 1973. The company secretarial function also plays a crucial role in the induction of new directors.

All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.

Six board meetings took place during the course of 2004. All directors attended four of the board meetings. Mr Brayshaw and Mr Trahar were absent from one board meeting each. The non-executive directors met in January 2005 in the absence of executive directors and management.

AngloGold Ashanti does not permit directors and key employees (that is, employees having access to price sensitive information) to trade in company shares during closed periods. Directors and key employees are required to follow a formal process before trading in the company's shares. Closed periods are in effect prior to the publication of the quarterly, half-yearly and year-end results. Where appropriate, a closed period is also effective during periods where major transactions are being negotiated and a public announcement is imminent.

Board sub-committees

To facilitate the activities and deliberations of the board, the board has established a number of sub-committees, comprising members of the board, with written terms of reference governing the powers, functions and activities of each sub-committee. A description of each sub-committee is provided below.

Members of the board committees have access to management and the records of the company, as well as to external professional advisers should the need arise.

The Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee, inclusive of its chairman, comprises four independent non-executive directors. As required by the Sarbanes-Oxley Act, the board has resolved that Mr Brayshaw is a financial expert. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines. The board considers it unnecessary for the chief executive officer to attend meetings of the committee, but should rather attend by invitation from the chairman

of the committee. The board has, further, considered that the board chairman possesses invaluable experience and knowledge warranting his membership of the committee.

The committee and the executive committee consider it unnecessary for the group internal audit manager to report administratively to the chief executive officer, and that she should rather report administratively to the finance director and functionally to the committee. The group internal audit manager has unrestricted access to the chief executive, the board chairman and the chairman of the committee, and is invited to attend and report on her department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, together with her calibre, experience and integrity, enables her to discharge her duties as required by law and in fulfilment of her obligations to the company. The function, duties and powers of the internal audit function, for which the group internal audit manager is responsible, is governed by a formal internal audit charter that has been approved by the committee.

The committee meets regularly with the external audit partner, the group's internal audit manager and the executive officer: corporate accounting, to review the audit plans of the internal and external auditors, to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls and to review the quarterly and half-yearly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

The committee is furthermore, responsible for:
- the appointment and dismissal of the external auditors; determining and approving external auditors' fees; overseeing the work of the external auditors; determining all non-audit work of the external auditors including consulting work, and pre-approving non-audit fees to be paid to the external auditors; and ensuring that the external auditors report regularly to the committee;
- overseeing the internal audit function; receiving regular report back from group internal audit manager; appointment and dismissal of group internal audit manager;
- assessing and reviewing the company's risk management framework; and
- monitoring the group's corporate governance practices in relation to regulatory requirements and guidelines.

The external auditors also meet with the committee members in the absence of management and the chief executive officer and chief financial officer.

The committee met on seven occasions during 2004. All members of the committee attended five of the meetings. Mrs Bradley and Mr Edey were each unable to attend one meeting of the committee.

The NYSE rules require that the board determine whether a member of the committee's simultaneous service on more than three public companies' audit committees impairs the ability of such a member to effectively serve on a listed company's audit committee. Mr Brayshaw, the chairman of the committee, is a member of nine other public companies' audit committees and is chairman of seven of them. Mrs Bradley is a member of four other public companies' audit committees and is the chairman of one of them. Mr Brayshaw is a retired managing partner and chairman of Deloitte & Touche, while Mrs Bradley, who is semi-retired, has considerable financial and accounting experience. The board is confident that the experience, calibre and integrity of both Mr Brayshaw and Mrs Bradley, together with their regular attendance and active contribution at meetings of the committee, demonstrate their commitment to the company's affairs and particularly to the deliberations of the committee.

The Employment Equity and Development Committee

The committee is responsible for overseeing the company's performance in respect of employment equity by taking into account the legal requirements of applicable legislation and monitoring targets set by the company. The committee is also responsible for skills development of employees in a manner that seeks to retain and develop talent, and to provide employees with the opportunity to enhance their skills and knowledge. Mr Zim was appointed as an additional member of the committee with effect from 1 August 2004. The committee met on four occasions during 2004. All members of the committee attended one meeting. Mr Godsell, Mr Nairn and Mr Zim were each unable to attend one meeting of the committee.

The Executive Committee

The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. The Operations Committee, responsible for overseeing the operational performance of the company, is a sub-committee of the Executive Committee – see Other committees.

The Investment Committee

The committee is responsible for overseeing and reviewing strategic investments of the company. Mr Thompson and Dr Jonah were appointed as additional members of the committee with effect from 1 August and 26 July respectively. The committee met on two occasions during 2004. All members, or their designated alternates, attended one meeting of the committee. Mr Best and Mr Williams were unable to attend one meeting each.

The Market Development Committee

The committee has been established to extend the influence of AngloGold Ashanti as a major global gold company, in the development of a broader gold business, both nationally and internationally. Dr Jonah and Mr Zim were both appointed as additional members to the committee with effect from 1 August 2004. The committee met on four occasions during 2004. All members attended three meetings of the committee. Dr Motlatsi was unable to attend one meeting of the committee.

The Nominations Committee

The appointment of directors is a matter for the board as a whole but the committee is responsible for determining and recommending suitable candidates to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, and particularly that of the chief executive officer and board Chairman. The committee met on two occasions during 2004. Mr Trahar and Mr Brayshaw were each unable to attend one meeting of the committee.

The Political Donations Committee

The Political Donations Committee comprises three independent non-executive directors, and is chaired by the deputy chairman of the board. The committee determines the funding of political parties in South Africa in accordance with a formal policy adopted by the board on 29 April 2003 that sets the guiding principles for funding. The committee did not meet in 2004, as a decision on funding for both 2003 and 2004 was made in December 2003.

The Remuneration Committee

The Remuneration Committee is responsible for evaluating the performance of the executive directors and executive officers, and setting appropriate remuneration for such officers of the company. Full details of the company's remuneration philosophy, the committee's deliberations during 2004, the remuneration payments for all directors and information on the share incentive scheme are available in the Remuneration Report at pages 85 to 87 of this annual report. The performances of the executive directors are considered relative to the prevailing business climate, market conditions as well as annual evaluations to assess the level of achievement of key pre-determined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. Executive directors have elected to receive no remuneration as directors of the company. The fees of non-executive directors are fixed by shareholders at the annual general meeting, and other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company. The committee met on five occasions during 2004. All members of the committee attended four of the meetings. Mr Oppenheimer (at the time still a member of the board) and Mr Trahar were each unable to attend one meeting of the committee.

The Safety, Health and Sustainable Development Committee

This committee is tasked with overseeing the company's performance in respect of safety, health and sustainable development, and for establishing targets in relation to each of these areas. Mr Thompson and Dr Jonah were appointed as additional members of the committee with effect from 1 August 2004. The committee met on four occasions during 2004. All members of the committee attended two of the meetings. Mr Godsell was unable to attend one meeting of the committee. Dr Motlatsi was unable to attend two meetings of the committee.

74

Other committees

In addition to the committees of the board mentioned above, the executive committee has established a number of standing committees to oversee the day to day management of the company's affairs. The Finance Committee which meets on a regular basis, is chaired by the chief financial officer and comprises a number of executive officers and senior management in the financial and legal fields. It is tasked with monitoring all financial, legal and administrative aspects of the company's affairs. The Operations Committee meets on a monthly basis, is chaired by the Chief Operating Officer and comprises all executive officers of the company and regional heads. The committee monitors and reviews the operational performance of the company. The Treasury Committee is chaired by an independent director, Mr Brayshaw, and comprises executive officers and senior management in the financial and marketing disciplines. It is responsible for reviewing and evaluating market conditions, treasury operations and future hedging strategies.

Risk management and internal controls

The board has ultimate responsibility for the total risk management process within the group. The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a group-wide system of internal control to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed in support of the creation and preservation of shareholder wealth. The risk management policies are communicated to all relevant employees.

A full review of the risk, control and disclosure processes is undertaken annually to ensure that all additional requirements are incorporated into the system in the future. The systems are in place and the focus is on ensuring that the requirements of the King Code and the Sarbanes-Oxley Act are complied with timeously. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports on risk and internal control throughout the group.

The company has a sound system of internal control, based on the group's policies and guidelines, in all material subsidiaries and joint ventures under its control. In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent AngloGold Ashanti on the boards of these entities, seek assurance that significant risks are being managed.

The board is satisfied that there is an ongoing process for identifying, evaluating and managing the significant risks and internal controls faced by the group and if any weaknesses are identified, these are promptly addressed.

The company's chief executive and chief financial officers are both required, in terms of the Sarbanes-Oxley Act, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the company's financial position, cash flows and operational results, in accordance with relevant accounting standards. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form 20-F with the SEC.

Risk factors

In this section references to AngloGold Ashanti are to AngloGold Ashanti Limited, or as appropriate, AngloGold Ashanti and its consolidated subsidiaries and associate companies.

The risk factors set forth in this document have been organised into three categories:
- risks related to the gold mining industry generally;
- risks related to AngloGold Ashanti's operations; and
- risks related to AngloGold Ashanti's ordinary shares and ADSs.

Risks related to the gold mining industry generally

The profitability of AngloGold Ashanti's operations and the cash flows generated by these operations, are significantly affected by changes in the market price for gold

The market price for gold can fluctuate. These fluctuations are caused by factors beyond AngloGold Ashanti's control, including:
- speculative positions taken by investors or traders in gold;
- changes in the demand for gold used in jewellery, for industrial uses and for investment;
- changes in the supply of gold from production, disinvestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- the strength of the dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or expected gold sales by central banks and the IMF;
- gold sales by gold producers in forward transactions;
- global or regional political or economic events; and
- costs of gold production in major gold-producing nations, such as South Africa, the United States and Australia.

The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the price in the same manner or degree as the supply of and demand for other commodities tend to affect their market price.

The following table presents the annual high, low and average afternoon fixing prices over the past 10 years, expressed in dollars, for gold per ounce, on the London Bullion Market:

Year	High	Low	Average
1994	396	370	384
1995	396	372	384
1996	415	367	388
1997	367	283	331
1998	314	273	287
1999	340	252	278
2000	317	262	279
2001	298	253	271
2002	347	278	310
2003	417	320	364
2004	456	371	410

Source of data: Metals Week, Reuters and London Bullion Market Association

The table reveals a price volatility as low as $24 per ounce in 1995 and as high as $97 per ounce in 2003. Price volatility appears to be increasing with the gap between low and high being $69 per ounce, $97 per ounce and $85 per ounce over the last three years.

On 24 February 2005, the afternoon fixing price of gold on the London Bullion Market was $433.75 per ounce.

If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects and/or operations and change its past dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses it may incur during that period and on its ability to maintain adequate cash and accounting reserves.

Gold companies face many risks related to their operations (including their exploration and development activities) that may affect their cash flows and overall profitability

Uncertainty and cost of mineral exploration and acquisitions
Exploration activities are speculative and are often unproductive. These activities also often require substantial expenditure to:
- establish Ore Reserves through drilling and metallurgical and other testing techniques;
- determine metal content and metallurgical recovery processes to extract metal from the ore; and
- construct, renovate or expand mining and process facilities.

Once gold mineralisation is discovered it can take several years to determine whether Ore Reserves exist. During this time the economic feasibility of production may change.

AngloGold Ashanti considers from time to time the acquisition of Ore Reserves, development properties and operating mines, either as stand-alone assets or as part of companies. Its decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metal prices and projected economic returns and evaluations of existing or potential liabilities associated with the property and its operations. Other than historical operating results, all of these parameters may differ significantly from its estimates and assumptions. In addition, there is intense competition for attractive properties.

As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserves or operations. This could adversely affect its ongoing business and financial position.

Development risks
AngloGold Ashanti's profitability depends, in part, on the actual economic returns and the actual costs of developing mines, which may differ significantly from its current estimates. The development of its mining projects may be subject to unexpected problems and delays.

AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions about:
- future gold and other metal prices;
- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold and other metals from the ore;
- anticipated capital expenditure and cash operating costs; and
- the required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. These uncertainties include, in addition to those discussed immediately above:
- the timing and cost, which can be considerable, of the construction of mining and processing facilities;
- the availability and cost of skilled labour, power, water and transportation facilities;
- the availability and cost of appropriate smelting and refining arrangements;
- the need to obtain necessary environmental and other governmental permits and the timing of those permits; and
- the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all.

Ore Reserve estimation risks

AngloGold Ashanti's Ore Reserves described in this document are the best estimates of AngloGold Ashanti's management as of the dates stated and are reported in accordance with the requirements of the SEC's Industry Guide 7. In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Mineral Resources and Ore Reserves in accordance with JORC 2004 and SAMREC 2000, respectively. The SEC's Industry Guide 7 does not recognise Mineral Resources.

AngloGold Ashanti undertakes annual revisions to its respective Mineral Resource and Ore Reserve estimates based upon actual exploration and production results, depletion, new information and fluctuations in production and economic parameters. These factors may result in reductions in its Ore Reserve estimates, which could adversely impact upon the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base and, as a result, could have a negative impact upon the market price of AngloGold Ashanti's ordinary shares and ADSs.

Mining industry risks

Gold mining is susceptible to numerous events that may have an adverse impact on a gold mining business. These events include, but are not limited to:

● environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
● industrial accidents;
● underground fires;
● labour disputes;
● unexpected geological formations;
● unanticipated ground and water conditions;
● fall of ground accidents;
● failure of mining pit slopes and tailings dam walls;
● legal and regulatory restrictions and changes to such restrictions;
● seismic activity; and
● other natural phenomena, such as floods or inclement weather conditions.

The occurrence of one or more of these events may result in the death of, or personal injury to, miners, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage and potential legal liabilities. As a result, AngloGold Ashanti's operations could be affected and, if such effects were material, its financial position could be adversely impacted to a significant extent.

Seismic activity is of particular concern to the gold mining industry in South Africa, in part because of the large percentage of deep-level gold mines. To understand and manage this risk, AngloGold Ashanti uses sophisticated seismic and rock mechanics technologies. AngloGold Ashanti has had some success with these technologies in

identifying the possible location of future seismic activity and in the development of mine layouts, support layouts and technologies and mining methods to ameliorate seismic risk. Despite these programmes and their success to date, seismic events have in the past and may in the future cause employee injury and death and may cause substantial damage to AngloGold Ashanti's operations both within South Africa and elsewhere, which could have an adverse impact on the future results of its operations and, consequently, its financial condition.

Gold mining operations are subject to extensive health and safety laws and regulations

Gold mining operations are subject to a variety of mine health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are formulated to improve and to protect the safety and health of employees.

In complying with the mine health and safety laws and regulations to which its operations are subject, AngloGold Ashanti has dedicated resources in an attempt to achieve and to ensure the application of international best practice in the management of health across its operations, including medical surveillance systems. These systems and policies have resulted in improvements in its safety performance.

If these laws and regulations were to change and, if as a result, material additional expenditure was required to comply with such new laws and regulations, it could adversely affect AngloGold Ashanti's financial position.

Gold mining companies are subject to environmental laws and regulations

Gold mining companies are subject to environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on gold producers' ability to conduct their operations. The cost of AngloGold Ashanti's compliance with environmental laws and regulations has been significant in the past.

Gold mining companies are required to close their operations and rehabilitate the lands that they mine in accordance with environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they are known, probable and can be reasonably estimated.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold Ashanti's environmental compliance obligations were to change as a result of changes in the laws and regulations or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions were to arise in its operations, its expenses and provisions would increase to reflect these changes. If material, these expenses and provisions could adversely affect its results of operations and financial position.

Risks related to AngloGold Ashanti's operations

AngloGold Ashanti faces many risks related to its operations that may affect its cash flows and overall profitability.

AngloGold Ashanti's use of hedging instruments to protect against low gold prices and exchange rate movements may prevent it from realising all potential gains resulting from subsequent gold price increases in the future

AngloGold Ashanti currently uses hedging instruments to fix the selling price of a portion of its anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will only do so for a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and any subsequent favourable exchange rate movements.

If the development of the deep-level ore deposits at Obuasi mine is not economically feasible, there may be a material negative impact on AngloGold Ashanti's operations and financial performance in the long term

A key aspect of the business combination of AngloGold and Ashanti is the development of the deep-level extension of the existing orebody at the Obuasi mine, otherwise referred to as the Obuasi Deeps. This development could potentially extend the life of this mine to well beyond 2020. In furtherance of this goal, AngloGold Ashanti has commenced a process of investing $44 million over the next five years on further exploration and feasibility studies necessary to establish reserves and develop the most profitable extraction plan. Depending upon these results, the full development of the Obuasi Deeps may proceed in six to seven years time, but will take several years to complete. Initial scoping studies have indicated that the development of Obuasi Deeps will require an estimated capital expenditure of $570 million in 2003 money terms over the anticipated life of the mine.

If as a result of this further exploration and following the completion of the feasibility studies, AngloGold Ashanti determines that the development of the Obuasi Deeps is not economically feasible, such determination may have a material negative impact on its operations and financial performance in the long term. The funding of the development of Obuasi Deeps will only proceed if it is determined to be economically feasible.

In addition, if the feasibility studies indicate that the development of the Obuasi Deeps is economically feasible, the actual economic returns and the actual costs of development may differ significantly from the assumptions and estimates used in the preliminary scoping studies completed to date, as well as in the feasibility studies completed following further exploration. This could have a negative impact on AngloGold Ashanti's return on its investment in the Obuasi Deeps and, as a result, AngloGold Ashanti's long-term profitability following the business combination.

Benefits from integration of Ashanti's operations with AngloGold may not be achieved to the extent or within the time period that is currently anticipated, and AngloGold Ashanti may encounter costs and difficulties in integrating the Ashanti operations, which would reduce or delay the realisation of increased revenues, cost savings and operational benefits

Following the business combination, AngloGold Ashanti is in the process of integrating the Ashanti operations with AngloGold's operations in order to increase revenues and earnings, and achieve cost savings through enhanced growth opportunities and synergies. AngloGold Ashanti may fail to reach the anticipated levels of production and cost saving that it expects, or achieve these at a higher capital cost than anticipated.

In addition, the need to deal with integration issues could also divert management's attention from day-to-day business.

Foreign exchange fluctuations could have a material impact on AngloGold Ashanti's operating results and financial position

Since June 2002, the weakening of the dollar against the South African rand, and, to a lesser extent, the Brazilian real, the Argentinean peso and the Australian dollar has negatively impacted AngloGold Ashanti's profitability. Conversely, in certain prior years, the devaluation of these local currencies against the dollar has had a significant positive effect on the profitability of its operations. Typically, revenues are derived in dollars and production costs are largely incurred in the relevant local currency. In 2004 and 2003, AngloGold Ashanti derived approximately 67% and 76%, respectively, of its revenues from these countries and approximately 67% and 79%, respectively, of production costs in these local currencies.

In 2004, the weakening of the dollar against these local currencies accounted for nearly $28 per ounce, or 52% of the increase in total cash costs compared with an increase in 2003 of $68 per ounce. In addition, production costs in South African rand, Brazilian real, Argentinean peso and Australian dollar were only modestly offset by the effect of exchange rate movements on the price of imports denominated in dollars, as imported products comprise a small proportion of production costs in each of these countries.

AngloGold Ashanti's product, gold, is principally a dollar-priced commodity and most of its revenues are realised in or linked to dollars. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold, against these local currencies yields significantly higher revenues and lower production costs in dollar terms. If material, these exchange rate movements may have an adverse impact on AngloGold Ashanti's operating results. For example, due to the strengthening of the South African rand against the dollar, production costs at AngloGold Ashanti's South African operations increased in dollar terms during both 2003 and 2004. These impacts have been partially offset by the increase in the dollar price of gold, which increase has been partially a function of dollar weakness.

To a lesser extent, mainly as a result of its hedging instruments, a small proportion of AngloGold Ashanti's revenues are denominated in South African rand and Australian dollar, which may partially offset the effect of the dollar's strength or weakness on AngloGold Ashanti's profitability.

In addition, due to its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and Australian dollar. The dollar value of these currencies may be affected by exchange rate fluctuations. If material, exchange rate movements may affect AngloGold Ashanti's overall financial position.

Inflation may have a negative impact on AngloGold Ashanti's results of operations

Most of AngloGold Ashanti's operations are located in countries that have, during periods in the past, experienced high rates of inflation. However, because it is unable to control the market price at which it sells the gold it produces (except to the extent that it enters into forward sales and other derivative contracts), it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in a consequent increase in future operational costs in local currencies, without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon its results of operations and financial condition.

While none of AngloGold Ashanti's specific operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being discontinued or reduced or rationalised at higher cost mines.

Changes to mineral rights ownership regimes in South Africa, where a significant portion of AngloGold Ashanti's Mineral Reserves and deposits are located, could have a material impact on its financial position

AngloGold Ashanti's rights to own and exploit Ore Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its Ore Reserves and deposits are located in South Africa.

On 1 May 2004 the Mineral and Petroleum Resources Development Act, Act 28 of 2004 (MPRDA), came into effect and operation.

The MPRDA vests custodianship of South Africa's mineral rights in the State. The State issues prospecting rights or mining rights to applicants. The former common law prospecting, mining and mineral rights are now known as old order rights and the transitional arrangements provided in the MPRDA give holders of such old order rights the opportunity to convert their old order rights into new order rights.

Applicants have five years from 1 May 2004, in which to apply to convert old order mining rights into new order mining rights. AngloGold Ashanti submitted its application for conversion of its rights in July 2004. AngloGold Ashanti submitted mining work programmes that substantiated the areas and period of the new order mining rights and

also demonstrated its compliance with the requirements of the Charter as described below. A similar application was submitted to the relevant government department for unused old order prospecting rights. AngloGold Ashanti had one year from 1 May 2004 to apply for new prospecting or mining rights for the unused old order rights. AngloGold Ashanti will also apply for conversion of the old order prospecting rights that are in use within two years of 1 May 2004. The Department of Minerals and Energy is considering AngloGold Ashanti's various conversion applications.

AngloGold Ashanti also submitted two applications for new mining rights to extend its mining areas at its TauTona and Kopanang mines.

Where new rights are obtained under the MPRDA, these rights may not be equivalent to the old order rights. The area covered by the new rights may be reduced by the State if it finds that the prospecting or mining work programme submitted by an applicant does not substantiate the need to retain the area covered by the old rights. The duration of the new rights will no longer be perpetual but rather, in the case of new mining rights, for a maximum of 30 years with renewals of up to 30 years each and, in the case of prospecting rights, up to five years with one renewal of up to three years. The MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions, such as non-concentration of resources, fair competition, and non-exclusion of others. In addition, the new rights will only be transferable subject to the approval of the Minister of Minerals and Energy. Mining or prospecting must commence within one year or 120 days, respectively, of the mining right or prospecting right becoming effective, and must be conducted continuously and actively thereafter.

The new rights can be suspended or cancelled by the Minister of Minerals and Energy on breach or, in the case of a mining right, on non-optimal mining in accordance with the mining work programme.

The Department of Minerals and Energy has published the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Charter). The objectives of the Charter are to:
- promote equitable access to the nation's Mineral Resources to all the people of South Africa;
- substantially and meaningfully expand opportunities for historically disadvantaged South Africans (HDSAs) (that is, any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, 1993 came into operation) including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
- utilise the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and the major labour sending areas; and
- promote beneficiation of South Africa's mineral commodities.

The Charter and the relevant Scorecard require that every mining company achieve 15% ownership by HDSAs of its South African mining assets within five years, and 26% ownership within 10 years.

It contemplates that this will be achieved by, among other things, disposals of assets by mining companies to HDSAs on a willing seller – willing buyer basis at fair market value. In addition, the Charter and Scorecard require mining companies to formulate plans for achieving employment equity at management level with a view to achieving 40% participation by HDSAs in management and 10% participation by women in the mining industry, each within five years. The State will evaluate the company's commitment to the different facets of promoting the objectives of the Charter against the Scorecard when considering applications for conversion of old order rights to new order rights.

AngloGold Ashanti has completed a number of asset sales to companies owned by HDSAs in the past five years. According to AngloGold Ashanti's estimates based on operating data for the 12 months ended 31 March 2004 – the period on which the company's licence conversion applications are based – these transactions transfer 20% of its attributable units of production in South Africa to HDSAs. However, the State is currently considering AngloGold Ashanti's rights conversion application. In addition, AngloGold Ashanti is continuing to evaluate alternative ways in which to achieve the objectives of the Charter through, for example, forms of broad-based equity ownership by historically disadvantaged entities, groups or individuals, including employee share ownership and empowerment unit trusts. Further, the Scorecard allows for a portion of "offset" against these HDSA ownership requirements insofar as companies have facilitated downstream, value-adding activities as regards the products they mine. AngloGold Ashanti carries out such activities and is confident that these will be recognised in terms of a framework currently being devised by government.

AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Charter and the Scorecard in human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. It reflected these results when it lodged its applications for new mining rights and conversions. Details of the State's methodology for calculating performance in regard to beneficiation have, however, not yet been made public. Failure on the part of AngloGold Ashanti to comply with the requirements of the Charter and the Scorecard could subject it to negative consequences.

AngloGold Ashanti may also incur expenses in giving additional effect to the Charter and the Scorecard, including costs which it may incur in facilitating the financing of initiatives towards ownership by HDSAs as part of the industry wide commitment to assist such persons in securing R100 billion of financing during the first five years of the Charter's life. There is furthermore no guarantee that any steps AngloGold Ashanti has taken and might take to comply with the Charter will ensure that it successfully acquires new order rights in place of its old order rights. In addition, the terms of such new rights may not be as favourable to AngloGold Ashanti as the terms applicable to its existing rights. Based on present indications, however, AngloGold Ashanti believes that it should acquire the new order rights on reasonable terms.

The MPRDA also imposes on mining companies additional responsibilities relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of the new, as well as existing, environmental requirements.

AngloGold Ashanti considers the new mineral rights regime in South Africa to be a proper and appropriate method of dealing with the country's Mineral Resources and political legacy. The company believes the new mineral rights regime is likely to play a significant part in enhancing socio-economic stability and progress by encouraging equitable participation in the economy and thereby, improving the lives of those citizens previously disadvantaged by apartheid. A failure on the part of government to have implemented such measures would have endangered prospects for political and economic stability.

AngloGold Ashanti has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the Charter's spirit. It believes that it is well placed to meet the Charter's targets in accordance with the Scorecard.

The South Africa government has announced that it is giving consideration to new legislation, in terms of which the new rights will be subject to a State royalty. The extent and basis of that royalty is unknown at present. The draft Mineral and Petroleum Royalty Bill, 2003, was released in March 2003 for comment and proposed a royalty payment of three percent of gross revenue per annum, payable quarterly, in the case of gold. Had the proposal become law, royalty payments would have commenced upon the conversion and granting of a new mining right. AngloGold Ashanti and other members of the South African mining community have submitted comments on the draft bill to the relevant authorities. These comments included recommendations for a profit-based, rather than a revenue-based, royalty and in order not to delay the conversion of mineral rights from old into new order rights, it was recommended that the proposed royalty should only become payable from a fixed date being five years after the MPRDA took effect, that is 1 May 2009, which date is the final date for conversion of the old order into new order mining rights under the MPRDA. In addition, a reduction in the royalty rate from that proposed in the draft Mineral and Petroleum Royalty Bill has been proposed. On 18 February 2004, in the Budget Speech for the 2004 fiscal year, the South African Minister of Finance proposed several refinements to the draft Mineral and Petroleum Royalty Bill. These include a delay in the introduction of the royalty to five years after 1 May 2004, that is the date on which the MPRDA came into operation and confirmation of the South African government's preference for a revenue based royalty. It was further indicated that the royalty regime would take cognisance of the mining sector's diverse production and profitability dynamics with differential rates to apply to marginal mining operations. The introduction of the proposed royalty would, all else being equal, have an adverse impact upon AngloGold Ashanti's profitability, as currently no royalty is payable to the State. However, the Finance Minister announced also that due to the new regulatory system for the mining rights in terms of the MPRDA and accompanying royalty dispensation under the draft Mineral and Petroleum Royalty Bill, it has become imperative to holistically reassess the current fiscal regime as applicable to the mining and petroleum industries in South Africa, including tax, depreciation, rate differentiation for mining sectors, allowable deductions and exemptions from secondary tax on companies in terms of South Africa's income tax laws. Also due for review is the gold mining tax formula, which provides income tax exemption and relief from secondary tax on companies for gold mines, despite the existence of profit. The impact of these proposed reviews is unknown at this stage but may have an adverse effect on AngloGold Ashanti's profitability.

AngloGold Ashanti's Mineral Reserves and deposits and mining operations are located in countries that face political and economic risks

The mineral deposits and mining operations of AngloGold Ashanti are located in some countries which have experienced to a greater or lesser extent, political instability and economic uncertainty in the past. In the past decade and more, South Africa, Ghana, Tanzania, Namibia, Mali and Brazil have achieved greater political and economic stability. Nevertheless, in all of the countries where AngloGold Ashanti operates, government policy may be unpredictable on issues ranging from environmental regulations to mineral rights ownership.

Any existing and new mining operations and projects AngloGold Ashanti carries out in these countries are and will be subject to various national and local laws, policies and regulations governing the prospecting, developing and mining of Mineral Reserves, taxation, exchange controls, investment approvals, employee relations and other matters. If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal or fiscal regimes or the governing political authorities change materially, its financial position could be adversely affected.

In South Africa, on 18 February 2004, the Minister of Finance announced in the Budget Speech the new regulatory system for the mining rights as detailed in the previous risk factor.

In May 2004, the government of Guinea imposed an embargo on all imports and exports by AngloGold Ashanti's Siguiri mine including the export of gold bullion and the import of diesel. The embargo has subsequently been lifted by the Guinean government following extensive discussions between itself and the management of AngloGold Ashanti. Negotiations with the government in respect of the Convention de Base are in progress and its outcome cannot be predicted at this stage.

Labour disruptions in South Africa and other countries could have an adverse effect on AngloGold Ashanti's operating results and financial condition

As at 31 December 2004, approximately 69% (2003: 87%) of AngloGold Ashanti's workforce was located in South Africa.

Approximately 87.5% of the workforce on its South African operations is unionised, with the National Union of Mineworkers (NUM) representing the majority of unionised workers. AngloGold Ashanti's employees in some South American countries are also highly unionised. Trade unions have a significant impact on AngloGold Ashanti's labour relation climate as well as on social and political reforms, most notably in South Africa. In 1987, the NUM embarked on a three-week strike in support of a wage demand. Since then labour relations between AngloGold Ashanti and the industry have stablised and no significant strikes have occurred. This is, in part, due to the presence of the representative unions and the part they play in ensuring orderly collective bargaining. It has become practice to negotiate wages and conditions of employment with the unions every two years, through the Chamber of Mines of South Africa. The most recent settlement negotiation was completed in July 2003, when the parties reached an agreement covering the period from 1 July 2003 to 30 June 2005. Furthermore, AngloGold Ashanti has instituted a number of processes at both mine and at company level, whereby management and unions interact regularly and address areas of difference as they arise.

Prior to the business combination with AngloGold, Ashanti and its mining contractors also relied to a large degree on a unionised workforce. In 1999, Ashanti experienced strikes at the Obuasi mine in Ghana. There is a risk that strikes or other types of conflict with unions or employees may occur at any one of AngloGold Ashanti's operations.

It is uncertain whether labour disruptions will be used to pursue labour's economic, political or social goals in the future. Should any labour disruptions occur, if material, they could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS which may have an adverse effect on its operations

AIDS remains the major health care challenge faced by AngloGold Ashanti's South African operations. Accurate prevalence data for AIDS is not available. The South African workforce prevalence studies indicate this may be as high as 30%, while at the operations in Ghana, available data suggests a prevalence rate of 3.7%. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. On 14 November 2002, AngloGold Ashanti announced that it had begun implementing a monitored pilot anti-retroviral therapy programme for volunteer employees in South Africa who are infected with HIV. The pilot programme involved offering a triple combination drug regimen, known as a drug cocktail, to 200 Wellness Clinic patients that met the medical eligibility criteria for starting treatment. From April 2003, it commenced a roll-out of the treatment to all eligible employees desiring it.

At this stage, the total cost of providing rigorous outcome-focused disease management of employees with AIDS, including the provision of an anti-retroviral drug cocktail, is an average $213 per employee on treatment per month. It is not yet possible to develop an accurate cost estimate of the programme in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of AIDS to materially and adversely affect its operations and profitability.

Some of AngloGold Ashanti's power supplies are not always reliable and have on occasion forced AngloGold Ashanti to halt or curtail activities at its mines. Power fluctuations and power cost increases may have a negative impact on AngloGold Ashanti's profitability

Substantial portions of AngloGold Ashanti's mining operations in Ghana are dependent for their electricity supply on hydro-electric power supplied by the Volta River Authority (VRA), an entity controlled by the government of Ghana, although AngloGold Ashanti also has access to VRA electricity supply from a recently constructed smaller thermal plant. The VRA's principal electricity generating facility is the Akosombo Dam and during periods of below average water inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998. In addition, this electricity supply has been subject to voltage fluctuations, which can damage AngloGold Ashanti's equipment. Other than short-term stand-by generators, which are not sufficient to allow AngloGold Ashanti to continue mining operations, AngloGold Ashanti has no means of obtaining alternative power in the event of a supply shortage from the VRA. The VRA also obtains power from neighbouring Cote d'Ivoire, which has recently experienced some political instability and civil unrest. These factors may cause interruptions in AngloGold Ashanti's power supply or result in increases in the cost of power even if they do not interrupt supply. AngloGold Ashanti's original agreement with the VRA expired in May 2003 and negotiations with the VRA have been concluded resulting in an increase of 11% in the applicable tariff upon renewal of that agreement.

AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and AngloGold Ashanti has suffered resulting production losses as a result of equipment failure.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may affect its cash flows and overall profitability

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse impact on its operations and profitability. This insurance is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to have insurance for certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote. Furthermore, AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. AngloGold Ashanti has a captive insurance company, namely AGRe Insurance Company Limited, which participates at various levels in certain of the insurances maintained by AngloGold Ashanti. The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability.

If securities litigation currently pending in the United States is not resolved satisfactorily out of court, then any substantial damages awarded to the plaintiffs by a court of law may affect AngloGold Ashanti's business and financial condition

The former Ashanti Goldfields Company Limited is currently subject to litigation, including a consolidated class action lawsuit pending in the United States alleging misstatements and non-disclosures in connection with SEC filings and other public statements made by Ashanti between 1997 and 1999 concerning Ashanti's hedging programme. Negotiations are in progress to settle this litigation out of court. There is no guarantee that a settlement can be reached in a manner satisfactory to the parties involved.

Risks related to AngloGold Ashanti's ordinary shares and ADSs

Sales of large numbers of AngloGold Ashanti's ordinary shares and ADSs or the perception that these sales may occur, could adversely affect the prevailing market price of such securities

The market price of AngloGold Ashanti's ordinary shares or AngloGold Ashanti ADSs could fall if large amounts of AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Holders of AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs may decide to sell them at any time. Sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and may be substantial, could exert downward pressure on the prevailing market prices for the AngloGold Ashanti ordinary shares or AngloGold Ashanti ADSs, causing their market prices to decline.

Fluctuations in the exchange rate of different currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti

AngloGold Ashanti has historically declared all dividends in South African rand. As a result, exchange rate movements may have affected and, may continue to affect, respectively, the Australian dollar, the British pound, the Ghanaian cedi and the dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold Ashanti's securities. This may reduce the value of these securities to investors. At the general meeting of AngloGold Ashanti's shareholders held on 5 December 2002, a majority of its shareholders passed a special resolution adopting a new Memorandum and Articles of Association, which, among other things, allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board, or its shareholders at a general meeting. If, and to the extent AngloGold Ashanti declares dividends and distributions in dollars, exchange rate movements will not affect the dollar value of any dividends or distributions. Nevertheless, the Australian dollar, British pound and Ghanaian cedi value of any dividend or distribution will continue to be affected and the South African rand value of any dividend or distribution will also be affected. If and to the extent dividends and distributions are declared in South African rand, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and dollar value of these dividends and the Australian dollar, British pound, Ghanaian cedi and dollar market value of AngloGold Ashanti's securities will continue to fluctuate with exchange rate movements.

Employee and other stakeholder engagement

The company has a variety of strategies and structures in place that are designed to promote constructive engagement with employees and other stakeholders. Full details of the company's initiatives and practices in respect of stakeholder engagement are contained in the AngloGold Ashanti Report to Society 2004, which is available electronically on the company website.

Employment equity and development

In October 2004, AngloGold Ashanti submitted its fourth annual employment equity report to the Department of Labour on progress made with the implementation of the company's employment equity plan in respect of its South African operations. The 2004 report indicates that continued progress has been made year-on-year. Notably AngloGold Health Services, which has in the past submitted its own report, has now been included in the 2004 figures in the table below, and will be reported as such from now on. The employment equity governance structures and monitoring processes have been entrenched at company and business unit levels. A Mining Charter Steering Committee has been established to lead and direct the overall process of compliance with the charter. An external audit on progress of equity issues was undertaken in 2004. The external employment equity audit noted substantial progress in terms of employment equity. The audit report highlighted the following findings:

- 61% of the identified risk areas were satisfactorily resolved, the challenge is to ensure that these achievements are sustained particularly training and career development, talent retention and performance management; and
- 35% of the risk areas were in progress, these include performance management for lower levels, underground toilets for women, mentoring and diversity awareness programmes.

Measures are being implemented to address these issues. The following is a summary of the 2004 report as required by section 22(1) of the Employment Equity Act of 1998.

| At 1 August | | 2004 | | | | | | | 2003 | | | | | |
Occupational categories	Total	Black male	White male	Black female	White female	*Total desig- nated	% desig- nated	Total	Black male	White male	Black female	White female	*Total desig- nated	% desig- nated
Legislators, senior officials and managers	193	14	169	1	9	24	12	158	8	142	1	7	16	10
Professionals	981	117	742	18	104	239	24	909	77	747	9	76	162	18
Technicians and associate professionals	1,979	416	1,157	164	242	822	42	1,697	321	1,196	14	166	501	30
Clerks	1,373	736	220	140	277	1,153	84	1,218	684	220	89	225	998	82
Craft and related trades workers	3,852	1,743	1,617	247	245	2,235	58	3,583	1,629	1,733	48	173	1,850	52
Plant & machine operators and assemblers	9,814	9,352	83	282	97	9,731	99	5,458	5,187	81	135	55	5,377	99
Elementary occupations	19,599	18,949	130	514	6	19,469	99	26,142	25,642	132	364	4	26,010	99
Total permanent	37,791	31,327	4,118	1,366	980	33,673	89	39,165	33,548	4,251	660	706	34,914	89
Non-permanent employees	8,328	7,254	880	183	11	7,448	89	7,996	7,085	730	155	26	7,266	91
Total	46,119	38,581	4,998	1,549	991	41,121	89	47,161	40,633	4,981	815	732	42,180	89

The category Blacks includes Coloureds and Indians. Included in the above are 636 (2003: 556) people with disabilities. The above employee numbers include (2003: exclude) AngloGold Health Services.

* Total designated = HDSA (black male, black female and white female).

Sustainable development

Sustainable development is a cornerstone of the AngloGold Ashanti culture. The 2004 Report to Society is a reflection of the company's commitment to the environment, economy and communities in which it operates. The report is primarily an interactive web-based document that can be located at the company website – www.anglogoldashanti.com/reports/social. Hard copies of the report are available on request from the Corporate Affairs department.

The company is proud to have qualified for the inaugural JSE Socially Responsible Investment Index 2003, and looks forward to participating in the 2004 index, the results of which will be announced during the course of 2005. The company was also rated third in the Edward Nathan & Friedland (ENF) Sustainability Index.

Disclosures policy

AngloGold Ashanti subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. To this end the company has adopted a Disclosures Policy, the object of which is to ensure compliance with the rules of the various exchanges on which it is listed and provide timely, accurate and reliable information fairly to all stakeholders including investors (and potential investors), regulators and analysts.

As the business combination with Ashanti was completed during the course of 2004, the policy was only adopted in December 2004 in order to align the practices of the merged company. The policy is publicly available from the company website.

Compliance with Section 303A.11 of the NYSE Rules

Section 303A.11 of the NYSE Rules requires a foreign-listed company on the exchange to identify significant differences between its corporate governance practices and those of a domestic company listed on the NYSE. The board does not comprise a majority of independent directors as the company is a controlled company and has adopted a different standard of director independence as compared with the NYSE standard. The JSE rules only require a sufficient number of independent directors. The NYSE rules require fully independent nominations and remuneration committees. In compliance with JSE rules the company has a Nominations Committee and a Remuneration Committee. Both committees comprise solely of non-executive directors, the majority of whom are independent and are chaired by the independent board chairman.

Electronic voting by shareholders

Shareholders are a key stakeholder of the company. In order to empower shareholders to make their voices heard, and to fully participate in critical decisions affecting the company, AngloGold Ashanti is examining the feasibility of implementing an electronic voting system which shareholders can access via the internet. The purpose of implementing such a system is to provide shareholders with the opportunity to take advantage of existing technology to electronically vote on resolutions put forward at the annual general meeting.

Codes of ethics and whistle-blowing policy

In order to comply with the company's obligations in terms of the Sarbanes-Oxley Act and the King Code, and in the interests of good governance, the company has adopted a code of ethics for employees, a code of ethics for senior financial officers, and a whistle-blowing policy that encourages employees and other stakeholders to confidentially report acts of an unethical or illegal nature affecting the company's interests. Both codes and the whistle-blowing policy are available on the company website.

Access to information

The company has complied with its obligations in terms of the South African Promotion of Access to Information Act of 2000. The company's access to information manual is available from the company website and the company secretarial department.

Sponsor

UBS acts as sponsor to the company in compliance with the Listings Requirements of the JSE.

Remuneration report

The Remuneration Committee determines and monitors executive remuneration for the company. This it does through adherence to the company's Executive Remuneration Policy, which is to:

- attract, reward and retain executives of the highest calibre;
- align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
- ensure the appropriate mix of short, medium and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives; and
- ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global markets.

In particular the Remuneration Committee is responsible for:

- the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short and long-term incentives, pensions, and other benefits; and
- the design and operation of the company's executive share option and other incentive schemes.

Membership of the Remuneration Committee

At the commencement of 2004, the following non-executive directors were members of the committee:

- Russell Edey (chairman);
- Colin Brayshaw;
- Nicky Oppenheimer;
- Julian Ogilvie Thompson; and
- Tony Trahar.

Messrs Oppenheimer and Ogilvie Thompson retired from the board of AngloGold Ashanti on 29 April 2004 and from all board committees.

Five meetings of the Remuneration Committee were held in 2004. Noting the resignation of Messrs Oppenheimer and Ogilvie Thompson during the year, attendance by members at meetings was as follows:

	Number of meetings held	Number attended
CB Brayshaw	5	5
RP Edey	5	5
NF Oppenheimer	3	2
J Ogilvie Thompson	3	3
AJ Trahar	5	4

All meetings of the committee are attended by the chief executive officer and executive officer: human resources, except when their own remuneration or benefits are being discussed. The services of Deloitte & Touche are retained to act as independent, expert advisers on executive remuneration.

The following principles are applied in determining executive remuneration:

1. Annual remuneration should be a combination of base pay and short, medium and long-term incentives, with salary comprising not more than 50% of annual remuneration.

2. Salary should be set at the median for the relevant markets.

3. All incentive plans should align performance targets with shareholder interests.

Executive director remuneration currently comprises the following elements:

1. **Basic salary,** which is subject to annual review by the Remuneration Committee and is set at the median of salaries in similar companies in the relevant markets both in South Africa and globally. The individual salaries of executive directors are reviewed annually in light of their own performance, experience, responsibility and company performance.

2. **Annual bonus,** which is determined by the achievement of a set of stretching company and individual performance targets. The company targets include earnings per share, cost control and global production. The weighting of the respective contribution of company and individual targets is 70% for company and 30% for individual. Failure to achieve safety improvement targets results in the reduction of bonuses for executive directors.

3. **Share incentive scheme**, which allows for an annual grant of AngloGold Ashanti share options based on the achievement of pre-determined performance targets similar to those used for the annual bonus. Options granted are subject to the achievement of a performance condition set by the Remuneration Committee and are subject to a maximum equivalent to one times' annual salary for any executive director.

4. **Pensions:** all executive directors are members of the AngloGold Ashanti Pension Fund, a defined benefit fund which guarantees a pension on retirement equivalent to 2% of final salary per year of service. Death and disability cover reflects best practice among comparable employers in South Africa.

5. **Other benefits:** Executive directors are members of Discovery Health, which covers the director and his immediate family.

All executive directors hold service contracts that are reviewed and renewed annually. None of the service contracts have conditions which, on termination, provide for salary or benefit payments, whether in cash or in kind, in excess of one year.

Following additional research conducted by Deloitte & Touche on behalf of AngloGold Ashanti, the committee has recommended the discontinuation of the current share incentive scheme and the introduction of a bonus share plan (BSP) with effect from 2005. The options which have been granted under the scheme will remain subject to the conditions under which they were granted. As noted in last year's report, an investigation was also conducted into the introduction of a long-term incentive plan (LTIP).

The Remuneration Committee has therefore recommended the introduction of a BSP and LTIP, subject to shareholder approval at the annual general meeting to be held in 2005. The main reason for these proposed changes to executive incentive plans is that the current option scheme does not provide sufficient linkage between the interests of shareholders and the efforts of executives or managers. There is also little correlation between the efforts of executives and the success of the option scheme.

Bonus share plan

Participants in the bonus share plan will receive an annual bonus, part of which is paid in cash and part in shares, subject to the performance targets of the plan being achieved. The share element vests after three years, providing the participant is still in the company's employment at that time.

This will provide senior employees with a real stake in the company, unlike share options, where vesting is dependent on factors outside of their control. The vesting period of three years should also act as an incentive for employees to stay with the company.

Long-term incentive plan

The Remuneration Committee proposes the introduction of an LTIP for the most senior executives and managers in the company. The scheme will reward participants through the granting of shares for the achievement of stretched performance targets over a three-year period. These targets will be based on the performance of earnings per share (EPS) and relative total shareholder return (TSR), whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.

Executive directors' and executive officers' remuneration

All figures have been stated to the nearest R000	Salary	Per-formance-related payments[1]	Pension scheme contri-butions	Other benefits[2]	Sub total	Pre-tax gains on share options exercised	Total
Executive directors' remuneration 2004							
RM Godsell (chief executive officer)	5,641	2,002	825	162	8,630	–	8,630
JG Best	2,983	1,758	440	169	5,350	–	5,350
DL Hodgson	2,983	958	440	45	4,426	–	4,426
Dr SE Jonah KBE (effective 1 June 2004)	2,967	918	–	318	4,203	–	4,203
KH Williams	3,089	836	458	104	4,487	7,179	11,666
Total	**17,663**	**6,472**	**2,163**	**798**	**27,096**	**7,179**	**34,275**
Executive officers' remuneration 2004							
Representing 13 executive officers[3]	16,131	5,553	2,094	1,377	25,155	2,178	27,333
Executive directors' remuneration 2003							
RM Godsell (chief executive officer)	5,386	1,641	684	120	7,831	–	7,831
JG Best	2,862	743	365	53	4,023	4,932	8,955
DL Hodgson	2,862	743	365	61	4,031	1,845	5,876
KH Williams	2,972	769	380	102	4,223	291	4,514
Total	**14,082**	**3,896**	**1,794**	**336**	**20,108**	**7,068**	**27,176**
Executive officers' remuneration 2003							
Representing seven executive officers	9,624	2,941	927	886	14,378	6,330	20,708

Rounding may result in computational differences.

[1]   In order to more accurately disclose remuneration received/receivable by executive directors and executive officers, the tables above include the performance related payments calculated on the year's financial results. The 2003 comparative figures have been restated accordingly.

[2]   Includes health care, leave encashment, reimbursement of travel expenses and relocation expenses.

[3]   Of the 13 executive officers, five were promoted effective 1 May 2004; two were employed effective 1 July 2004; and one was promoted effective 1 December 2004. Emoluments have only been disclosed from the various effective dates, except for performance related payments to be made in 2005 pertaining to 2004 results which reflects total amount.

Non-executive directors' remuneration

The following table details fees and allowances paid to non-executive directors

All figures stated to the nearest R000	2004[1]				2003			
	Directors' fees	Committee fees	Travel[2] allowance	Total	Directors' fees	Committee fees	Travel allowance	Total
RP Edey (chairman)	602	150	75	827	200	130	43	373
Dr TJ Motlatsi (deputy chairman)	250	123	–	373	150	110	17	277
FB Arisman	99	123	52	274	100	75	45	220
Mrs E le R Bradley	107	137	–	244	100	110	17	227
CB Brayshaw[3]	107	115	–	222	100	65	17	182
Dr VK Fung (resigned 30 April 2003)	–	–	–	–	33	10	–	43
AW Lea	101	37	13	151	100	30	–	130
WA Nairn	107	123	–	230	100	110	–	210
NF Oppenheimer (resigned 29 April 2004)	33	10	–	43	100	30	–	130
J Ogilvie Thompson (resigned 29 April 2004)	33	10	–	43	100	30	–	130
SR Thompson (appointed 30 April 2004)	67	33	26	126	–	–	–	–
AJ Trahar	107	37	–	144	100	30	–	130
PL Zim (appointed 30 April 2004)	73	33	–	106	–	–	–	–
Total – non-executive directors	1,686	931	166	2,783	1,183	730	139	2,052
Alternates								
DD Barber	–	–	–	–	–	–	17	17
PG Whitcutt	–	–	–	–	–	15	–	15
Total – alternate directors	–	–	–	–	–	15	17	32
Grand total	1,686	931	166	2,783	1,183	745	156	2,084

Rounding may result in computational differences

[1] At the annual general meeting of shareholders held on 29 April 2004, shareholders approved an increase in directors' fees with effect from 1 May 2004 as follows:

– Chairman   – $130,000 (to 30 April 2004: R200,000) per annum

– Deputy chairman   –   R300,000 (to 30 April 2004: R150,000) per annum

– South African resident directors   –   R110,000 (to 30 April 2004: R100,000) per annum

– Non-resident directors   – $16,000 (to 30 April 2004: R100,000) per annum

[2] A payment of a travel allowance of $4,000 (effective 1 May 2004) or $2,000 prior to this date, per meeting is made to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.

[3] In addition, Mr Brayshaw was paid a fee of R15,000 (2003: R15,000) by AGRe Insurance Company Limited, a wholly-owned subsidiary, as chairman of its audit committee.

Executive directors do not receive payment of directors' fees or committee fees.

Share incentive scheme

Options to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive officers and other managers during the year to 31 December 2004 and subsequent to year-end.

Executive directors, executive officers and other managers

		RM Godsell	JG Best	DL Hodgson	SE Jonah	KH Williams	Total Directors	Total Executive Officers**	Total Other**	Total Scheme
Granted as at 1 January 2004										
Number		210,300	58,800	84,600	–	91,100	444,800	287,860	3,187,300	3,919,960
Average exercise price per share	– R	131.27	171.38	166.27	–	141.00	145.22	181.80	214.16	203.96
Granted during the year										
Number		14,000	12,000	8,000	50,000	8,000	92,000	57,600	1,051,400	1,201,000
Average exercise price per share	– R	228.00	228.00	228.00	221.00	228.00	224.20	228.00	228.00	227.71
Exercised during the year										
Number		–	–	–	–	40,100	40,100	14,600	138,100	192,800
Average exercise price per share	– R	–	–	–	–	104.00	104.00	116.20	118.88	115.58
Average market price per share at date of exercise	– R	–	–	–	–	283.03	283.03	265.39	272.16	273.91
Pre-tax gain at date of exercise		–	–	–	–	7,178,916	7,178,916	2,178,212	21,168,311	30,525,439
Average per share	– R	–	–	–	–	179.03	179.03	149.19	153.28	158.33
Lapsed during the year										
Number		–	–	–	–	–	–	–	111,200	111,200
Average exercise price per share	– R	–	–	–	–	–	–	–	235.59	235.59
Held at 31 December 2004										
Number		224,300	70,800	92,600	50,000	59,000	496.700	330,860	3,989,400	4,816,960
Average exercise price per share granted	– R	137.31	180.98	171.60	221.00	177.94	163.18	192.74	220.51	212.69
Latest expiry date		1 November 2014	1 November 2014	1 November 2014	1 May 2014	1 November 2014		1 November 2014	1 November 2014	
Subsequent to year-end (to 24 February 2005)										
Exercised										
Number		–	8,000	–	–	–	8,000	–	13,800	21,800
Average exercise price per share	– R	–	108.00	–	–	–	108.00	–	122.22	117.00
Average market price per share at date of exercise	– R	–	210.00	–	–	–	210.00	–	203.00	205.57
Pre-tax gain at date of exercise		–	816,000	–	–	–	816,000	–	1,114,748	1,930,748
Average per share	– R	–	102.00	–	–	–	102.00	–	80.78	88.57
Lapsed										
Number		–	–	–	–	–	–	–	–	–
Average exercise price per share	– R	–	–	–	–	–	–	–	–	–
Held at 24 February 2005										
Number		224,300	62,800	92,600	50,000	59,000	488,700	330,860	3,975,600	4,795,160
Average exercise price per share	– R	137.31	190.27	171.60	221.00	177.94	164.08	192.74	220.85	213.12
Latest expiry date		1 November 2014	1 November 2014	1 November 2014	1 May 2014	1 November 2014		1 November 2014	1 November 2014	

** During the year, six senior managers were promoted to executive officers resulting in 112,460 options at an average strike price of R176.64 per option being transferred from the opening balance under "other" to the opening balance under "executive officers".

Directors' report

On Friday, 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement, in terms of which AngloGold Limited acquired the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, thereby giving effect to the business combination the two companies. The name change to AngloGold Ashanti Limited was similarly effective from this date.

Nature of business

AngloGold Ashanti Limited conducts mining operations in Africa, North and South America and Australia and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.

Holding company

The company's holding and ultimate holding companies are respectively:
– Anglo South Africa Capital (Proprietary) Limited
– Anglo American plc (incorporated in England and Wales)

The effective shareholding of Anglo American plc in the issued share capital of the company at the undermentioned dates was as follows:

	24 February 2005	31 December 2004	31 December 2003
Ordinary shares held			
Number	134,788,099	134,788,099	121,502,197
Percentage	50.96	50.97	54.45

Share capital

There was no change to the authorised share capital of the company during 2004. The authorised ordinary share capital of AngloGold Ashanti is R100 million in 400 million shares of 25 South African cents each.

The following are the movements in the issued and unissued ordinary share capital from the beginning of the accounting period to the date of this report.

Issued shares

	2004 Number of shares	2004 Rand	2003 Number of shares	2003 Rand
At 1 January	223,136,342	55,784,086	222,622,022	55,655,506
Issues during year				
Issues in terms of business combination with Ashanti Goldfields Company Limited	41,133,752	10,283,438	–	–
Exercise of options by participants in the				
– AngloGold Share Incentive Scheme	192,800	48,200	508,020	127,005
– Acacia Employee Option Plan	–	–	6,300	1,575
At 31 December	264,462,894	66,115,724	223,136,342	55,784,086
Issues subsequent to year-end				
Exercise of options by participants in the AngloGold Share Incentive Scheme	21,800	5,450		
At 24 February 2005	264,484,694	66,121,174		

The A and B redeemable preference shares, all of which are held by Eastvaal Gold Holdings Limited (Eastvaal) and which may not be transferred, are redeemable from the realisation of the assets relating to the Moab Lease area after cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area.

Further details of the authorised and issued shares, as well as the share premium, are given in Note 28 to the group's financial statements.

Unissued shares

	2004 Number of shares	2003 Number of shares
At 1 January	176,863,658	177,377,978
Issues during year	41,326,552	514,320
Gross unissued shares at 31 December	135,537,106	176,863,658
Issues subsequent to year-end	21,800	
Gross unissued shares at 24 February 2005	135,515,306	
Maximum number of shares set aside in terms of specific authorities		
granted by shareholders for purposes of:		
– the Share Incentive Scheme	7,273,329	
– the 2.375% Guaranteed Convertible Bonds	15,384,615	
Net unissued shares at 24 February 2005	112,857,362	

Control of unissued shares

At a general meeting of shareholders held on 29 June 2004, shareholders approved, as a general authority, authorisation to the board of directors to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the authorised but unissued ordinary shares of 25 South African cents each in the share capital of the company (subject to the Companies Act and the JSE Listings Requirements) after setting aside so many ordinary shares of 25 South African cents each as may be required to be allotted and issued by the company pursuant to the AngloGold Share Incentive Scheme and for the purposes of the conversion of the $1billion, 2.375% Guaranteed Convertible Bonds issued by AngloGold Holdings plc. This authority expires at the next annual general meeting of shareholders of the company.

		Number of shares	Rand
Authorised share capital		400,000,000	100,000,000
Shares in issue at 29 June 2004		264,327,663	66,081,916
Unissued shares at 29 June 2004		135,672,337	33,918,084
Shares set aside in terms of:			
– the AngloGold Share Incentive Scheme at 2.75% of shares in issue at 29 June 2004		7,269,011	1,817,253
– the 2.375% Guaranteed Convertible Bonds		15,384,615	3,846,154
Net unissued shares at 29 June 2004		113,018,711	28,254,677
Shares under the control of:			
– the shareholders	90% of net unissued shares	101,716,840	25,429,210
– the board of directors	10% of net unissued shares	11,301,871	2,825,468
Shares issued in terms of the business combination with Ashanti pursuant to the aforementioned authority		75,731	18,933
Balance of shares under the control of directors at 31 December 2004		11,226,140	2,806,535

At the annual general meeting to be held on 29 April 2005, shareholders will be asked to consider an ordinary resolution placing 10% of unissued ordinary shares, exclusive of the number of shares reserved for purposes of the Share Incentive Scheme, the Long-Term Incentive Plan and the Bonus Share Plan (subject to the approval of these plans by shareholders) and the 2.375% Guaranteed Convertible Bonds as at that date, under the control of the directors until the next annual general meeting.

In terms of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.

The company has not exercised the general approval to buy back shares from its issued ordinary share capital, granted at the annual general meeting held on 29 April 2004. At the next annual general meeting shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

As AngloGold Ashanti is not incorporated in Australia, the acquisition of its shares by another company or person is not subject to the takeovers and substantial holding provision of Chapter 6 of the Australian Corporations Act. However, the company is required to comply with those provisions in the case of a bid for an Australian company.

American Depositary Shares

At 31 December 2004, the company had in issue through The Bank of New York as Depositary, and listed on the New York Stock Exchange (NYSE), 45,217,297 (2003: 36,753,386) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share.

At 24 February 2005, there were 46,666,735 ADSs in issue and listed on the NYSE.

Ghanaian Depositary Shares

At 31 December 2004, the company had in issue through NTHC Limited as Depositary, and listed on the Ghanaian Stock Exchange (GSE), 22,246,200 Ghanaian Depositary Shares (GhDS). Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote. There has been no change since 31 December 2004.

AngloGold Share Incentive Scheme

As approved by shareholders, AngloGold Ashanti operates a share incentive scheme for the purpose of providing an incentive to executive directors, executive officers and managers of the company and its subsidiaries to identify themselves more closely with the fortunes of the group and its continued growth, and also to promote the retention of such employees by giving them an opportunity to acquire shares in the company. Employees participate in the scheme to the extent that they are granted options and accept them.

The maximum number of ordinary shares that may be allocated for the purposes of the scheme, equivalent to 2.75% of the total number of ordinary shares in issue at that date is:

	24 February 2005	31 December 2004	31 December 2003
	7,273,329	7,272,730	6,136,249

The maximum aggregate number of ordinary shares which may be acquired by any one participant in the scheme is 300,000.

All options which have not been exercised within ten years from the date on which they were granted automatically lapse.

Non-executive directors are not eligible for participation in the share incentive scheme.

The share incentive scheme provides for the vesting of options, based on two separate criteria:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998, and amended by shareholders at the annual general meeting held on 30 April 2002.

Time-related options vest over a five year period from date of grant, and may be exercised in tranches of 20% each in years 2, 3 and 4 and 40% in year five.

No further time-related options will be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or will lapse.

Performance-related options

The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002.

Performance-related options granted vest in full, three years after date of grant, provided that the conditions on which the options were granted, are met.

Subject to the approval by shareholders at the annual general meeting to be held on 29 April 2005 to the proposed introduction of the Long-Term Incentive Plan and the Bonus Share Plan, no further performance-related options will be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or will lapse. See Notice of the 61st Annual General Meeting.

Summary

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options granted and the ordinary shares issued as a result of the exercise of options during the period 1 January 2004 to 24 February 2005 was as follows:

Options

	Time-related	Performance-related	Total	Average exercise price per ordinary share	Ordinary shares issued
At 1 January 2004	1,603,660	2,316,300	3,919,960	R203.96	2,047,340
Movement during year					
– Granted	–	1,201,000	1,201,000	R227.01	
– Exercised	192,800	–	192,800	R115.58	192,800
– Lapsed – terminations	19,800	91,400	111,200	R235.59	
At 31 December 2004	1,391,060	3,425,900	4,816,960	R212.69	2,240,140
Subsequent to year-end					
– Exercised	21,800	–	21,800	R117.00	21,800
– Lapsed – terminations	–	–	–	–	–
At 24 February 2005	1,369,260	3,425,900	4,795,160	R213.12	2,261,940

Analysis of options in issue at 24 February 2005:

Holding	Holders	Number	Value – R000
1 – 100	–	–	
101 – 500	–	–	
501 – 1,000	132	119,600	28,719
1,001 – 5,000	493	1,559,500	384,999
5,001 – 10,000	113	829,400	182,523
10,001 – 100,000	101	2,062,360	394,925
Over 100,000	1	224,300	30,798
Total	840	4,795,160	1,021,964

Financial results

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2004. A synopsis of the financial results for the year is set out in the summarised group financial and operating results on pages 8 to 11.

Review of operations

The performance of the various operations are comprehensively reviewed on pages 22 to 48.

Dividends

Dividend policy

Dividends are proposed and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, financial condition, including its cash needs, future earnings prospects and other factors.

Dividends paid since 1 January 2004

	Final dividend number 95	Interim dividend number 96	Final dividend number 97
Declaration date	29 January 2004	29 July 2004	26 January 2005
Last date to trade ordinary shares cum dividend	13 February 2004	13 August 2004	11 February 2005
Record date	20 February 2004	20 August 2004	18 February 2005
Amount paid per ordinary share			
– South African currency (cents)	335	170	180
– United Kingdom currency (pence)	26.54	14.96	15.50
– Ghanaian currency (cedis)	–	2,484.82	2,683,08
Amount per CDI* – Australian currency (cents)	12.77	7.75	7.56
Payment date	27 February 2004	27 August 2004	25 February 2005
Amount per GhDS** – Ghanaian currency (cedis)	–	24.85	26.83
Payment date	–	30 August 2004	28 February 2005
Amount per ADS*** – United States currency (cents)	49.82	25.62	30.37
Payment date	8 March 2004	7 September 2004	7 March 2005

Rounding may result in computational differences

*   Each CDI (Chess Depositary Interest) is equal to one-fifth of one ordinary share

**   Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share

***   Each ADS (American Depositary Share) is equal to one ordinary share

Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares, or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders' bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.

Borrowings

The company's borrowing powers are unlimited. As at 31 December 2004, the group's borrowings totalled $1,605 million, R9,062 million (2003: $1,158 million, R7,723 million).

On 19 February 2004, AngloGold announced the launch of an offering of $900 million convertible bonds due 2009, subject to increase by up to $100 million pursuant to an option, by its wholly-owned subsidiary, AngloGold Holdings plc. The bonds are guaranteed by AngloGold Ashanti. This was followed by an announcement on 20 February 2004 which advised the pricing of the offering at 2.375%, while on 25 February 2004, AngloGold announced that the bond managers had exercised the option to subscribe for additional bonds in a principal amount of $100 million, increasing the offering to $1 billion. The offer closed and was settled on 27 February 2004.

Borrowings subsequent to the balance sheet

AngloGold Ashanti announced the signing of a new three-year $700 million revolving credit facility to replace the $600 million facility which matured in February 2005. The new facility, which will be used for general corporate purposes, will reduce the group's cost of borrowing with the borrowing margin over LIBOR reducing from 70 basis points to 40 basis points. The facility was arranged with a number of AngloGold Ashanti's local and international relationship banks.

Assets acquired (disposed)

On 20 January 2004, AngloGold announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$250,000 ($188,750) made on 24 November 2003 when the Heads of Agreement was signed by the companies.

On 26 April 2004, AngloGold acquired Ashanti Goldfields Company Limited as a purchase business combination. The assets acquired were funded through the issue of shares amounting to $1,366 million, R9,297 million.

The agreement which was entered into for the sale of Union Reefs Gold Mine and associated assets and tenements which was announced on 14 November 2003, was subsequently terminated. On 5 August 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony Gold Mining Company Limited (50%), for a total consideration of A$4 million. The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.

On 1 July 2004, AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the ultimate acquisition of a 29.9% stake in the company through an equity investment of approximately £18 million ($32 million). The first tranche of ordinary shares of 17.5% was acquired in July 2004. This first move into Russia allows AngloGold Ashanti the opportunity to establish an association with credible partners familiar with the environment. On 23 December 2004, AngloGold Ashanti announced that the deadline to subscribe for the second tranche of ordinary shares in Trans-Siberian Gold plc had been extended from 31 December 2004 to 15 April 2005. The extension has been agreed because the condition in the subscription agreement relating to the financing of Trans-Siberian's Asacha project would not be satisfied by 31 December 2004.

In a joint announcement on 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a deferred consideration of $2 million, R15 million. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

On 11 October 2004, AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3% stake in the expanded issued capital of Red 5 for a cash consideration of A$5 million ($4 million). The placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.

On 13 December 2004, AngloGold Ashanti announced that it had entered into an exploration alliance with Oxiana Limited, to explore for gold in Laos. Laos is highly prospective for both gold and copper, but is under-explored. Projects generated will be owned jointly by AngloGold Ashanti and Oxiana, with AngloGold Ashanti having an option to earn an additional 10% equity in any project generated, by either sole funding the first $10 million of expenditure where a project is still to be drilled, or sole funding through to completion of a bankable feasibility study where a significant drill intersection has already been made. Payment was made in January 2005.

Investments

Particulars of the group's principal subsidiaries and joint venture interests are presented on page 178.

Events subsequent to the balance sheet

On 26 January 2005, the AngloGold Ashanti board approved the $121m Cuiabá Deepening Project in Brazil, which is expected to increase production from that mine from 190,000 ounces per year to 250,000 ounces per year within two years of the project's completion. The Cuiabá life-of-mine should be extended by six years and production over this period should increase by 1.86 million ounces.

Litigation

Save as disclosed in the Corporate Governance section of this Annual Report 2004 on page 81 under the risk factor entitled "If securities litigation currently pending in the United States is not resolved satisfactorily out of court, then any substantial damages awarded to the plaintiffs by a court of law may affect AngloGold Ashanti's business and financial condition", there are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2004, a material effect on the group's financial position.

Material change

There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2004.

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:

	Nature of resolution	Effective date
AngloGold Ashanti Limited	Change of name to AngloGold Ashanti Limited	26 April 2004
	Passed at the annual general meeting held on 29 April 2004:	
	Approval of increases in directors' remuneration:	1 May 2004
	Directors to receive R110,000 (previously R100,000) per annum, provided that directors who are non-residents of South Africa will receive $16,000 per annum.	
	Fee payable to chairman of the board $130,000 (previously R200,000) per annum, provided that the chairman is a non-resident of South Africa.	
	Fee payable to deputy chairman of the board R300,000 (previously R150,000) per annum.	
	Additional travelling allowance payable to directors who travel internationally to attend board meetings $4,000 (previously $2,000).	
	General approval for the acquisition by the company, or a subsidiary of the company, of its own shares.	11 May 2004
Subsidiaries		
AngloGold Australia Limited	Change of name to AngloGold Ashanti Australia Limited	6 May 2004
AngloGold (Colorado) Corp.	Change of name to AngloGold Ashanti (Colorado) Corp.	24 September 2004
AngloGold North America Inc.	Change of name to AngloGold Ashanti North America Inc.	23 September 2004
AngloGold USA Incorporated	Change of name to AngloGold Ashanti USA Incorporated	22 September 2004
Ashanti Goldfields (Bibiani) Limited	Change of name to AngloGold Ashanti (Bibiani) Limited	25 August 2004
Ashanti Goldfields Company Limited	Change of name to AngloGold Ashanti (Ghana) Limited	3 September 2004
Ghanaian-Australian Goldfields Limited	Change of name to AngloGold Ashanti (Iduapriem) Limited	25 August 2004
Mineração AngloGold Ltda	Capital stock increase	5 January 2004
	Capital stock increase	1 April 2004
	Capital stock increase	1 October 2004
	Change of name to AngloGold Ashanti Mineração Ltda	1 October 2004
Mineração Serra Grande S.A.	Capital stock increase	30 August 2004
S.M.I. Holdings Limited	Change of name to AngloGold Holdings Limited	2 February 2004
AngloGold Holdings Limited	Change of name to AngloGold Holdings plc	6 February 2004
	Conversion from a private company to a public company	6 February 2004
AngloGold Holdings plc	Adoption of New Memorandum and Articles of Association	9 February 2004
	Cancellation of Variable Rate Redeemable Non-Cumulative Preference shares	9 February 2004
	Capital increase	19 November 2004
	Adoption of New Memorandum and Articles of Association	19 November 2004

General meetings

At the 60th annual general meeting held on 29 April 2004, shareholders passed ordinary resolutions relating to:
- the adoption of the annual report for the year ended 31 December 2003;
- the re-election of Mr JG Best, Mrs E le R Bradley and Mr AJ Trahar as directors of the company.

At the general meeting held on 29 June 2004, shareholders passed ordinary resolutions relating to:
- the granting of a general authority placing 10% of the unissued ordinary shares of the company after setting aside sufficient shares attributable to the share incentive scheme and guaranteed convertible bonds under the control of the directors;
- the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE; and
- the granting of authority to issue shares for the conversion of the $1,000,000,000, 2.375% Guaranteed Convertible Bonds due 2009.

Details concerning the special resolutions passed by shareholders at this meeting are disclosed above.

Notice of the 61st annual general meeting, which is to be held in Cape Town at 11:00 on Friday, 29 April 2005, is enclosed as a separate document with the Annual Report 2004. Additional copies of the notice of meeting may be obtained from the company's corporate contacts and the share registrars or may be accessed from the company's website.

Directorate and secretary

The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are Mr CB Brayshaw, Mr DL Hodgson, Mr AW Lea, Mr WA Nairn and Mr KH Williams. Mr Hodgson has advised that he will be retiring from the board, and therefore, has not made himself available for re-election. However, Mr Brayshaw, Mr Lea, Mr Nairn and Mr Williams, being eligible, offer themselves for re-election. In addition to the abovementioned directors, Dr SE Jonah, Mr SR Thompson and Mr PL Zim, who were appointed as directors during the year, are due to retire at the annual general meeting and offer themselves for election.

Non-executive directors do not hold service contracts with the company. Mr Williams, who offers himself for re-election, holds a service contract with the company, terminable on the giving of not less than six months notice.

The names of the directors and alternate directors of the company in office at the date of this report are listed on pages 15 and 16.

Biographies of the board of directors appear on pages 15 and 16.

There has been no change in the offices of managing secretary and company secretary whose names and business and postal addresses are set out on the inside back cover of this report.

Directors' interests in shares

The interests of the directors and alternate directors in the ordinary shares of the company at 31 December 2004, which did not individually exceed 1% of the company's issued ordinary share capital, were:

	31 December 2004			31 December 2003		
	Beneficial		Non-beneficial	Beneficial		Non-beneficial
	Direct	Indirect		Direct	Indirect	
Executive directors						
JG Best	–	–	–	–	–	–
RM Godsell	**460**	–	–	460	–	–
DL Hodgson	–	**430**	–	–	430	–
SE Jonah KBE	**6,297**	–	–	–	–	–
KH Williams	–	**920**	–	–	920	–
Total	**6,757**	**1,350**	**–**	460	1,350	–
Non-executive directors						
FB Arisman	–	**2,000**	–	–	2,000	–
Mrs E le R Bradley	–	**23,423**	**26,027**	–	23,423	33,027
CB Brayshaw	–	–	–	–	–	–
RP Edey	–	**1,000**	–	–	1,000	–
AW Lea	–	–	–	–	–	–
Dr TJ Motlatsi	–	–	–	–	–	–
WA Nairn	–	–	–	–	–	–
J Ogilvie Thompson (resigned 29 April 2004)	–	–	–	–	–	478
NF Oppenheimer (resigned 29 April 2004)	–	–	–	–	–	8,726
SR Thompson	–	–	–	–	–	–
AJ Trahar	–	–	–	–	–	–
PL Zim	–	–	–	–	–	–
Total	**–**	**26,423**	**26,027**	**–**	26,423	42,231
Alternate directors						
DD Barber	–	–	–	–	–	–
AH Calver	–	**46**	–	–	46	–
PG Whitcutt	–	–	–	–	–	–
Total	**–**	**46**	**–**	**–**	46	–
Grand total	**6,757**	**27,819**	**26,027**	460	27,819	42,231

There have been no changes in the above interests since 31 December 2004.

A register detailing directors' and officers' interests in contracts is available for inspection at the company's registered and corporate office.

Annual financial statements

The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with generally accepted accounting practice and in terms of the JSE Listings Requirements.

In preparing the annual financial statements reflected in dollars and SA rands on pages 98 to 171, the group has complied with International Financial Reporting Standards (IFRS) and has used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2004, and the results of their operations and cash flow information for the year then ended.

The directors have reviewed the group's business plan and cash flow forecast for the year to 31 December 2005. On the basis of this review, and in the light of the current financial position and existing borrowing facilities, the directors are satisfied that AngloGold Ashanti is a going concern and have continued to adopt the going-concern basis in preparing the financial statements.

The external auditors, Ernst & Young, are responsible for independently auditing and reporting on the financial statements in conformity with South African Auditing Standards, and the Companies Act. Their unqualified report on these financial statements appears on page 67.

To comply with requirements for reporting by non-US companies registered with the SEC, the company has prepared a set of financial statements (Form 20-F) in accordance with US Generally Accepted Accounting Principles (US GAAP) which will be available from The Bank of New York to holders of the company's securities listed in the form of American Depositary Shares on the NYSE. Copies of the Form 20-F will also be available to stakeholders and other interested parties upon request to the company's corporate office or its contacts as listed on the back cover of this report. In compliance with the requirements of the NYSE, a condensed consolidated income statement, balance sheet, statement of cash flows and brief financial notes based on US GAAP are included on pages 172 to 175 in this report. A condensed reconciliation between IFRS and US GAAP is supplied as supplementary information (pages 176 to 177).

In terms of the Sarbanes-Oxley Act, the chief executive officer and chief financial officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance Committee and the board.

Annual financial statements contents

Group income statement

2003	2004	Figures in million	Notes	2004	2003
SA Rands				**US Dollars**	
15,922	**16,150**	Revenue	3	**2,521**	2,116
15,264	**15,348**	Gold income	2, 3	**2,396**	2,029
(11,458)	**(12,933)**	Cost of sales	4	**(2,022)**	(1,526)
3,806	**2,415**			**374**	503
(273)	**(331)**	Corporate administration and other expenses		**(51)**	(36)
(139)	**(100)**	Market development costs		**(15)**	(19)
(283)	**(283)**	Exploration costs	5	**(44)**	(38)
(221)	**(200)**	Amortisation of intangible assets	19, 20	**(31)**	(29)
(327)	**(8)**	Impairment of tangible assets	18	**(1)**	(44)
861	**(786)**	Non-hedge derivative (loss) gain		**(142)**	119
(122)	**(78)**	Other operating expenses	6	**(12)**	(14)
–	**9**	Other operating income	7	**1**	–
(122)	**–**	Abnormal items	8	**–**	(19)
3,180	**638**	**Operating profit**		**79**	423
285	**285**	Interest receivable		**44**	38
21	**59**	Other net income	9	**9**	3
75	**88**	Profit on disposal of assets and subsidiaries	10	**13**	10
331	**–**	Profit on disposal of investments	11	**–**	45
(384)	**(563)**	Finance costs and unwinding of decommissioning obligation	12	**(87)**	(53)
38	**10**	Fair value gains on interest rate swaps		**2**	6
3,546	**517**	**Profit before taxation**	13	**60**	472
(1,080)	**174**	Taxation	15	**40**	(142)
2,466	**691**	**Profit after taxation**		**100**	330
		Allocated as follows			
2,331	**567**	Equity Shareholders		**81**	312
130	**124**	Minority interest		**19**	17
5	**–**	Minority interest in abnormal items	8	**–**	1
2,466	**691**			**100**	330

2003	2004	Figures in million	Notes	2004	2003
	SA Rands				US Dollars
		Adjustments to operating profit			
		The operating profit has been adjusted by the following to			
		arrive at adjusted operating profit:			
3,180	**638**	Operating profit		**79**	423
273	**331**	Add: Corporate administration and other expenses		**51**	36
139	**100**	Add: Market development costs		**15**	19
283	**283**	Add: Exploration costs		**44**	38
221	**200**	Add: Amortisation of intangible assets		**31**	29
327	**8**	Add: Impairment of tangible assets		**1**	44
(438)	**1,173**	Less: Unrealised non-hedge derivatives		**202**	(63)
122	**78**	Add: Other operating expenses		**12**	14
–	**(9)**	Less: Other operating income		**(1)**	–
122	**–**	Add: Abnormal items		**–**	19
4,229	**2,802**	**Adjusted operating profit**		**434**	559
		The profit attributable to equity shareholders has been adjusted			
		by the following to arrive at headline earnings and adjusted			
		headline earnings:			
2,331	**567**	Profit attributable to equity shareholders		**81**	312
221	**200**	Amortisation of intangible assets	19, 20	**31**	29
327	**8**	Impairment of tangible assets	18	**1**	44
(75)	**(88)**	Profit on disposal of assets and subsidiaries	10	**(13)**	(10)
(331)	**–**	Profit on disposal of investments	11	**–**	(45)
(94)	**16**	Taxation on items above	15	**2**	(12)
2,379	**703**	**Headline earnings**		**102**	318
(476)	**1,163**	Unrealised non-hedge derivatives and fair value gains on			
		interest rate swaps		**200**	(69)
230	**(222)**	Deferred tax on unrealised non-hedge derivatives	15	**(39)**	33
2,133	**1,644**	**Adjusted headline earnings**		**263**	282
		Earnings per ordinary share (cents)	16		
1,046	**226**	Basic		**32**	140
1,042	**225**	Diluted		**32**	139
1,068	**280**	Headline		**41**	143
957	**654**	Adjusted headline		**105**	127
710	**350**	Dividends declared per ordinary share (cents)	17	**56**	101
1.3	**1.9**	Dividend cover based on adjusted headline earnings		**1.9**	1.3

100 Group balance sheet

2003	2004	Figures in million	Notes	2004	2003
SA Rands					**US Dollars**
		Assets			
		Non-current assets			
18,427	**33,195**	Tangible assets	18	**5,880**	2,764
2,749	**2,347**	Intangible assets	19	**416**	412
47	**43**	Investment in associate	20	**8**	7
81	**223**	Other investments	21	**40**	12
47	**124**	Inventories	23	**22**	7
630	**1,055**	Derivatives	38	**187**	94
1,000	**601**	Other non-current assets	25	**106**	151
22,981	**37,588**			**6,659**	3,447
		Current assets			
2,003	**2,363**	Inventories	23	**419**	300
1,461	**1,747**	Trade and other receivables	26	**309**	219
2,515	**2,767**	Derivatives	38	**490**	377
59	**5**	Current portion of other non-current assets	25	**1**	9
3,367	**1,758**	Cash and cash equivalents	27	**312**	505
9,405	**8,640**			**1,531**	1,410
32,386	**46,228**	**Total assets**		**8,190**	4,857
		Equity and liabilities			
10,852	**18,228**	Shareholders' equity		**3,229**	1,628
354	**327**	Minority interests		**58**	53
11,206	**18,555**			**3,287**	1,681
		Non-current liabilities			
5,383	**7,262**	Borrowings	29	**1,286**	807
1,832	**2,265**	Provisions	30	**402**	275
2,194	**2,716**	Derivatives	38	**481**	329
3,986	**7,605**	Deferred taxation	31	**1,347**	598
13,395	**19,848**			**3,516**	2,009
		Current liabilities			
2,339	**2,650**	Trade and other payables	32	**470**	350
2,340	**1,800**	Current portion of borrowings	29	**319**	351
2,942	**3,007**	Derivatives	38	**533**	441
164	**368**	Taxation		**65**	25
7,785	**7,825**			**1,387**	1,167
21,180	**27,673**	Total liabilities		**4,903**	3,176
32,386	**46,228**	**Total equity and liabilities**		**8,190**	4,857

Group cash flow statement

2003	2004	Figures in million	Notes	2004	2003
SA Rands				US Dollars	
		Cash flows from operating activities			
15,712	**15,928**	Receipts from customers		**2,480**	2,075
(11,185)	**(12,423)**	Payments to suppliers and employees		**(1,895)**	(1,483)
4,527	**3,505**	Cash generated from operations	34	**585**	592
245	**236**	Interest received		**37**	33
(232)	**(148)**	Environmental contributions and expenditure		**(24)**	(31)
9	**–**	Dividends received from associates	20	**–**	1
(291)	**(465)**	Finance costs		**(72)**	(40)
681	**–**	Recoupments tax received: Free State assets		**–**	91
(681)	**–**	Recoupments tax paid: Free State assets		**–**	(91)
(780)	**(218)**	Taxation paid		**(34)**	(102)
3,478	**2,910**	Net cash inflow from operating activities		**492**	453
		Cash flows from investing activities			
		Capital expenditure	18		
(1,622)	**(1,645)**	– to expand operations		**(256)**	(215)
(1,122)	**(2,119)**	– to maintain operations		**(329)**	(148)
38	**69**	Proceeds from disposal of tangible assets		**10**	6
(8)	**(127)**	Other investments acquired		**(20)**	(1)
423	**–**	Proceeds from disposal of investments		**–**	56
66	**(1,139)**	(Acquisition) disposal of subsidiaries net of cash	35	**(171)**	10
(133)	**(13)**	Loans advanced		**(2)**	(19)
29	**539**	Repayment of loans advanced		**85**	4
–	**(703)**	Utilised in hedge restructure		**(123)**	–
(2,329)	**(5,138)**	Net cash outflow from investing activities		**(806)**	(307)
		Cash flows from financing activities			
63	**22**	Proceeds from issue of share capital		**3**	10
(2)	**(1)**	Share issue expenses		**–**	–
2,678	**7,236**	Proceeds from borrowings		**1,077**	362
(1,241)	**(5,348)**	Repayment of borrowings		**(818)**	(165)
(2,476)	**(1,322)**	Dividends paid		**(198)**	(314)
–	**228**	Proceeds from hedge restructure		**40**	–
(978)	**815**	Net cash inflow (outflow) from financing activities		**104**	(107)
171	**(1,413)**	Net (decrease) increase in cash and cash equivalents		**(210)**	39
(348)	**(196)**	Translation		**17**	53
3,544	**3,367**	Cash and cash equivalents at beginning of year		**505**	413
3,367	**1,758**	Net cash and cash equivalents at end of year	27	**312**	505

Group statement of changes in equity

	Attributable to equity holders of the group									
Figures in million	Ordinary share capital	Ordinary share premium	Equity portion of converti-ble bond	Non-distri-butable reserves[(1)]	Foreign currency trans-lation	Other compre-hensive income[(2)]	Retained earnings	Share-holders' equity	Minority interests	Equity
US Dollars										
Balance at 31 December 2002	7	1,113		16	43	(185)	449	1,443	40	1,483
Profit after taxation							312	312	18	330
Dividends (Note 17)							(296)	(296)	(18)	(314)
Ordinary shares issued		10						10		10
Net loss on cash flow hedges removed from equity and reported in income						47		47	1	48
Net loss on cash flow hedges						(142)		(142)	(2)	(144)
Deferred taxation on cash flow hedges						7		7		7
Net gain on available-for-sale financial assets						15		15		15
Net gain on available-for-sale financial assets removed from equity and reported in income						(22)		(22)		(22)
At acquisition of subsidiaries									15	15
Translation	1	319		5	(156)	(27)	112	254	(1)	253
Balance at 31 December 2003	8	1,442	–	21	(113)	(307)	577	1,628	53	1,681
Profit after taxation							81	81	19	100
Dividends (Note 17)							(179)	(179)	(19)	(198)
Ordinary shares issued	2	1,367						1,369		1,369
Issue of convertible bonds			82					82		82
Net loss on cash flow hedges removed from equity and reported in income						134		134		134
Net loss on cash flow hedges						48		48		48
Deferred taxation on cash flow hedges						(43)		(43)		(43)
Net gain on available-for-sale financial assets						2		2		2
At acquisition of subsidiaries									3	3
Translation	2	543		3	(514)	(18)	91	107	2	109
Balance at 31 December 2004	12	3,352	82	24	(627)	(184)	570	3,229	58	3,287
Note	28	28								

Figures in million	Ordinary share capital	Ordinary share premium	Equity portion of convertible bond	Non-distributable reserves[1]	Foreign currency translation	Other comprehensive income[2]	Retained earnings	Shareholders' equity	Minority interests	Equity
SA Rands										
Balance at 31 December 2002	56	9,551	–	138	360	(1,583)	3,853	12,375	347	12,722
Profit after taxation							2,331	2,331	135	2,466
Dividends (Note 17)							(2,336)	(2,336)	(140)	(2,476)
Ordinary shares issued		61						61		61
Net loss on cash flow hedges removed from equity and reported in income						375		375	5	380
Net loss on cash flow hedges						(956)		(956)	(18)	(974)
Deferred taxation on cash flow hedges						(38)		(38)		(38)
Net gain on available-for-sale financial assets						114		114		114
Net gain on available-for-sale financial assets removed from equity and reported in income						(174)		(174)		(174)
Net gain on repayment of net investment					3			3		3
At acquisition of subsidiaries									103	103
Translation					(1,118)	215		(903)	(78)	(981)
Balance at 31 December 2003	56	9,612	–	138	(755)	(2,047)	3,848	10,852	354	11,206
Profit after taxation							567	567	124	691
Dividends (Note 17)							(1,197)	(1,197)	(125)	(1,322)
Ordinary shares issued	10	9,309						9,319		9,319
Issue of convertible bonds			542					542		542
Net loss on cash flow hedges removed from equity and reported in income						864		864	3	867
Net gain (loss) on cash flow hedges						239		239	(3)	236
Deferred taxation on cash flow hedges						(291)		(291)		(291)
Net gain on available-for-sale financial assets						12		12		12
At acquisition of subsidiaries									18	18
Translation			(78)		(2,784)	183		(2,679)	(44)	(2,723)
Balance at 31 December 2004	66	18,921	464	138	(3,539)	(1,040)	3,218	18,228	327	18,555
Note	28	28								

[1] Non-distributable reserves comprise a surplus on disposal of company shares of $24m, R138m.

[2] Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.

Notes to the group financial statements

1 Accounting policies

The financial statements are prepared according to the historical cost accounting convention, as modified by the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the early adoption of IFRIC Interpretation 5: Rights to interests arising from decommissioning, restoration and Environmental Rehabilitation Funds (refer Note 34). These financial statements comply with International Financial Reporting Standards (IFRS).

AngloGold Ashanti presents its consolidated financial statements in US dollars. The group's presentation currency is US dollars since the majority of its sales are in dollars. The measurement currency of the various entities within the group depends on where the entity operates and reflects the economic substance of the underlying events and circumstances of that entity.

The following method of translation has been used:
- equity items other than profit attributable to equity shareholders at the closing rate on each balance sheet date;
- assets and liabilities at the closing rate on each balance sheet date;
- income, expenses and cash flows at the weighted average exchange rate applicable to the month during which the transactions take place; and
- resulting exchange differences are included in equity.

To assist investors in South Africa, amounts have also been disclosed in SA rands. This is supplementary to the information required by IFRS. AngloGold Ashanti, the company, measures and presents its results in SA rands.

Basis of consolidation

The group financial statements incorporate the financial statements of the company, its subsidiaries and its proportionate interest in joint ventures.

The financial statements of subsidiaries, the AngloGold Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies.

Where an investment in a subsidiary or a joint venture is acquired or disposed of during the financial year, its results are included from or to, the date control became, or ceased to be, effective.

All intra-group transactions and balances are eliminated on consolidation. Unearned profits that arise between group entities are eliminated.

Foreign entities

Assets and liabilities (both monetary and non-monetary) of foreign entities are translated at the closing rate. Income statement items are translated at a weighted average rate of exchange for the period. Exchange differences are taken directly to a foreign currency translation reserve.

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which is jointly controlled by the group and one or more other venturers under a contractual arrangement. The group's interest in a jointly controlled entity is accounted for by proportionate consolidation.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

The carrying values of the investments in associates represent the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and losses and any other movements in reserves. The carrying value of associates is reviewed on a regular basis and if any impairment in value has occurred, it is written off in the period in which these circumstances are identified.

Foreign currency transactions

Foreign currency transactions are recorded at the spot rate of exchange on transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the reporting date. Foreign exchange gains or losses arising from foreign exchange transactions are included in the determination of profit for the year. Foreign exchange differences in foreign currency borrowings that provide a hedge against a net investment in a foreign entity are taken directly to equity until the disposal of the net investment, at which time, they are recognised in the income statement.

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments. Cost includes pre-production expenditure incurred during the development of a mine and the present value of future decommissioning costs. Cost also includes finance charges capitalised during the construction period where such expenditure is financed by borrowings.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies, to expand the capacity of a mine and to maintain production.

Mine development costs include acquired proved and probable mineral resources at cost at acquisition date. Mine development costs are amortised using the units-of-production method based on estimated proved and probable mineral reserves. Amortisation is first charged on new mining ventures from the date it is capable of commercial production.

Proved and probable mineral reserves reflect estimated economically recoverable quantities which can be recovered in future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne is recalculated annually in the light of additional knowledge and changes in estimates. Thus, the cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life-of-mine stripping ratio are accounted for prospectively as a change in estimate.

Mine infrastructure
Plant, equipment and buildings are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable mineral reserves.

Land
Land is not depreciated.

Mineral rights, dumps and exploration properties
Mineral rights are amortised using the units-of-production method based on estimated proved and probable mineral reserves.

Dumps are amortised over the period of treatment.

Exploration properties include acquired properties that are believed to contain value beyond proved and probable mineral reserves and are recognised at cost. Exploration properties when proved and probable are transferred to mine development costs at carrying value and are amortised from the date on which commercial production begins.

Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves, exploration properties and net assets is recognised as goodwill.

Goodwill is amortised on a systematic basis over the lesser of the life of the mine or 20 years. The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written off in the period in which the circumstances are identified.

Goodwill in respect of subsidiaries and proportionately consolidated joint ventures is disclosed as goodwill. Goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Royalty rate concession
The royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised under a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment where there is an indicator of impairment.

Borrowing costs
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Other borrowing costs are expensed as incurred.

Leased assets
Assets subject to finance leases are capitalised at cost with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Research and exploration expenditure
Research and exploration expenditure is expensed in the year in which it is incurred. When it has been determined that a mineral property can be economically developed, all further pre-production expenditure incurred to develop such property is capitalised. Capitalisation of pre-production expenditure ceases when the mining property is capable of commercial production.

Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
- gold in process is valued at the average total production cost at the relevant stage of production;
- gold on hand is valued on an average total production cost method;

- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore;
- by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method;
- consumable stores are valued at average cost; and
- heap-leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater then 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

AngloGold Ashanti does not recognise a contingent liability. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is also disclosed where an inflow of economic benefits is probable.

Employee benefits

The group operates post-retirement medical aid benefit plans, a number of defined contribution pension plans and a defined benefit pension plan.

Defined contribution plans

Contributions to defined contribution pension and provident funds in respect of services during that year are recognised as an expense in that year.

Defined benefit plan

The cost of providing benefits to the defined benefit pension plan is determined using the projected unit credit actuarial valuation method. The current service cost in respect of the defined benefit plan is recognised as an expense in the current year. Actuarial gains and losses are recognised as an expense or income systematically over the expected remaining service period of employees participating in the plan where the cumulative amount of such gains and losses exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation.

Post-retirement medical aid obligation

The cost of post-retirement benefits are made up of those obligations which the group has towards current and retired employees.

The entitlement to these benefits for current employees is dependant upon the employee remaining in service until retirement age. The cost of providing benefits to the post-retirement medical benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses arising in the plan are recognised as income or expense over the expected average remaining service lives of employees participating in the plan where the cumulative amount of such gains and losses exceeds 10% of the greater of the fair value of the plan assets and the present value of the defined benefit obligation.

Environmental expenditure

Long-term environmental obligations comprising decommissioning and restoration are based on the group's environmental management plans, in compliance with the current environmental and regulatory requirements.

The environmental rehabilitation obligations in respect of the non-South African operations are not funded through an established trust fund. Bank guarantees and reclamation bonds are provided for some of these liabilities.

Annual contributions are made to the AngloGold Environmental Rehabilitation Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The fund is recognised on the balance sheet at fair value.

The growth in the trust is included in income. AngloGold Ashanti is the sole contributor to the fund and exercises full control through the board of trustees, hence the fund is consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. When this provision gives access to future economic benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future costs of decommissioning obligations are regularly reviewed and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the commencement of production. Increases in the provision are charged to the income statement as a cost of production.

Gross restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Restoration costs are accrued and expensed over the operating life of each mine using the units-of-production method based on estimated proved and probable mineral reserves. Expenditure on ongoing restoration costs is brought to account when incurred.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends are recognised when the right to receive payment is established; and
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Taxation

Deferred taxation is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

A deferred tax liability is recognised for all taxable temporary differences if it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted at the balance sheet date.

Current and deferred tax is recognised as income or expense and included in the profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in equity; or a business combination that is an acquisition.

Current taxation is measured on taxable income at the applicable statutory rate.

Financial instruments

Financial instruments recognised on the balance sheet include investments, convertible bonds, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, derivatives and trade and other payables.

Financial instruments are initially measured at cost, including transaction costs, when the group becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the company loses the contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.

Derivatives

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of the future planned gold production of its mines. In addition, the group enters into derivatives to manage interest rate risk.

IAS39 (AC133) requires that derivatives be treated as follows:
- commodity based (normal purchase or normal sale) contracts that meet the requirements of IAS39 are recognised in earnings when they are settled by physical delivery;
- where the conditions in IAS39 for hedge accounting are met, the derivative is recognised on the balance sheet as either a derivative asset or derivative liability and recorded at fair value. For cash flow hedges, the effective portion of fair value gains or losses are recognised in equity (other comprehensive income) until the underlying transaction occurs, then the gains or losses are recognised in earnings. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument; and
- all other derivatives are subsequently measured at their estimated fair value, with the changes in estimated fair value at each reporting date being reported in earnings in the period to which it relates.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Investments

Listed investments, other than investments in subsidiaries, joint ventures, and associates, are subsequently measured at fair value, which is calculated by reference to the quoted selling price at the close of business on the balance sheet date. Unlisted investments are shown at fair value, and are calculated by reference to the directors' valuation, or at cost where fair value cannot be reliably measured. Investments in

108

subsidiaries, joint ventures and associates are carried at cost in the investor's separate financial statements.

Investments classified as available-for-sale financial assets are subsequently measured at fair value, with changes in fair value recognised in equity (other comprehensive income) in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Other non-current assets
Other non-current assets are subsequently measured at amortised cost using the effective interest rate method.

Trade and other receivables
Trade and other receivables originated by the group are subsequently measured at amortised cost less allowance for doubtful debts.

Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are subsequently measured at cost.

Impairment of financial assets
At each balance sheet date an assessment is made of whether there is any objective evidence of impairment of financial assets. If such evidence exists, the estimated recoverable amount of that asset is determined and any impairment loss recognised in income for the difference between the recoverable amount and the carrying amount.

At each balance sheet date, an assessment is made of whether there is any objective evidence of impairment of financial assets re-measured to fair value. If such evidence exists, the cumulative net loss that had been recognised directly in equity is removed from equity and recognised in earnings for the period.

The amount of the loss is calculated as the difference between its acquisition cost, net of any principal repayment and amortisation, and current fair value or recoverable amounts less any impairment loss on that asset previously recognised in earnings.

Financial liabilities
Financial liabilities, other than trading financial liabilities and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisations. Trading financial liabilities and derivatives are subsequently measured at fair value.

Convertible bonds
Convertible bonds issued are accounted for as compound financial instruments and initially recognised as part-liability, part-equity. The allocation is determined by assigning the residual amount to the equity component after determining the value of the liability component. The equity component is not remeasured. The liability component is carried at amortised cost.

Investment property
Investment properties comprise land and are measured at cost. Land is not depreciated.

2   Segmental information

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in these financial statements.

The secondary reporting format is by geographical analysis by origin and destination.

Geographical analysis by origin is as follows:

	Gold income (m)		Adjusted operating profit (loss) (m)		Cash operating profit (loss) (m)	
	2004	2003	2004	2003	2004	2003
US Dollars						
South Africa	**1,205**	1,179	**221**	317	**335**	370
Argentina	**97**	80	**32**	25	**58**	51
Australia	**172**	157	**61**	33	**87**	56
Brazil	**158**	147	**85**	75	**107**	97
Ghana	**198**	–	**(22)**	–	**19**	–
Guinea	**41**	–	**(16)**	–	**(13)**	–
Mali	**188**	205	**49**	72	**80**	113
Namibia	**27**	26	**1**	7	**4**	8
Tanzania	**201**	107	**23**	34	**58**	46
USA	**105**	128	**7**	3	**47**	50
Zimbabwe	**4**	–	**(1)**	–	**–**	–
Other	**–**	–	**(6)**	(7)	**5**	–
	2,396	2,029	**434**	559	**787**	791

2   Segmental information (continued)

	Gold income (m)		Adjusted operating profit (loss) (m)		Cash operating profit (loss) (m)	
	2004	2003	2004	2003	2004	2003
SA Rands						
South Africa	7,749	8,846	1,420	2,398	2,151	2,799
Argentina	620	606	202	192	370	389
Australia	1,099	1,187	390	248	555	422
Brazil	1,014	1,109	547	565	685	734
Ghana	1,257	–	(130)	–	128	–
Guinea	259	–	(93)	–	(81)	–
Mali	1,192	1,550	306	557	503	857
Namibia	176	198	11	55	28	61
Tanzania	1,285	787	150	242	372	334
USA	671	981	43	24	300	379
Zimbabwe	26	–	(9)	–	–	–
Other	–	–	(35)	(52)	40	(7)
	15,348	15,264	2,802	4,229	5,051	5,968

	Gold production (oz 000)		Gold production (kg)		Average number of employees	
	2004	2003	2004	2003	2004	2003
South Africa	3,079	3,281	95,772	102,053	45,200	48,078
Argentina	211	209	6,575	6,501	791	690
Australia	410	432	12,762	13,425	455	540
Brazil	334	323	10,382	10,039	2,686	2,666
Ghana	485	–	15,041	–	8,855	–
Guinea	83	–	2,565	–	2,335	–
Mali	475	577	14,789	17,930	1,413	1,297
Namibia	67	73	2,070	2,299	251	387
Tanzania	570	331	17,740	10,280	2,258	1,040
USA	329	390	10,234	12,141	411	741
Zimbabwe	9	–	293	–	745	–
	6,052	5,616	188,223	174,668	65,400	55,439

2   Segmental information (continued)

	Net operating assets		Total assets		Capital expenditure[1]	
	2004	2003	2004	2003	2004	2003
US Dollars (m)						
South Africa	1,867	1,311	2,666	1,930	335	327
Argentina	207	212	316	305	13	10
Australia	383	341	720	668	28	21
Brazil	218	192	348	285	40	36
Ghana	1,698	–	1,774	–	42	–
Guinea	197	–	242	–	57	–
Mali	248	244	322	326	11	14
Namibia	30	11	38	30	21	2
Tanzania	836	170	1,107	388	13	10
USA	380	388	409	418	16	27
Zimbabwe	–	–	–	–	1	–
Other	107	100	248	507	8	2
	6,171	2,969	8,190	4,857	585	449
SA Rands (m)						
South Africa	10,541	8,741	15,052	12,850	2,159	2,471
Argentina	1,166	1,410	1,784	2,035	83	78
Australia	2,164	2,273	4,062	4,457	182	159
Brazil	1,232	1,282	1,962	1,898	261	273
Ghana	9,585	–	10,016	–	269	–
Guinea	1,115	–	1,366	–	366	–
Mali	1,402	1,627	1,820	2,172	67	108
Namibia	172	73	216	200	134	17
Tanzania	4,719	1,135	6,248	2,587	81	75
USA	2,144	2,590	2,311	2,796	103	199
Zimbabwe	–	–	–	–	9	–
Other	595	666	1,391	3,391	50	16
	34,835	19,797	46,228	32,386	3,764	3,396

[1]   2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Geographical analysis by destination is as follows:

	Gold income			
	2004	2003	2004	2003
	US Dollars (m)		SA Rands (m)	
South Africa	534	565	3,418	4,250
North America	777	271	4,972	2,038
Australia	72	115	464	867
Asia	161	121	1,031	907
Europe	455	569	2,916	4,280
United Kingdom	312	388	2,001	2,922
Africa	63	–	405	–
South America	22	–	141	–
	2,396	2,029	15,348	15,264

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		3 Revenue		
		Revenue consists of the following principal categories:		
15,264	**15,348**	Gold income (Note 2)	**2,396**	2,029
373	**517**	Sale of uranium, silver and sulphuric acid	**81**	49
285	**285**	Interest receivable	**44**	38
15,922	**16,150**		**2,521**	2,116
		4 Cost of sales		
9,473	**10,127**	Cash operating costs	**1,581**	1,260
255	**345**	Other cash costs	**54**	34
9,728	**10,472**	Total cash costs	**1,635**	1,294
27	**60**	Retrenchment costs (Note 14)	**9**	4
97	**196**	Rehabilitation and other non-cash costs	**32**	13
9,852	**10,728**	Production costs	**1,676**	1,311
1,739	**2,423**	Amortisation of tangible assets (Notes 13, 18 and 34)	**380**	232
–	**8**	Amortisation of intangible assets (Note 19)	**1**	–
11,591	**13,159**	Total production costs[1]	**2,057**	1,543
(133)	**(226)**	Increase in inventories	**(35)**	(17)
11,458	**12,933**		**2,022**	1,526

[1] A reassessment has been made of the useful life of on-reef ore reserve development expenditure with effect from 1 January 2004. The impact of the reassessment is that costs are expensed over a longer period than was previously estimated. The effect of the change on the current year's results is a decrease in cash operating costs of $94m, R606m, an increase in amortisation of tangible assets of $40m, R261m, resulting in a net decrease of total production costs of $54m, R345m.

The effect on future periods is not determinable.

2003	2004	Figures in million	2004	2003
		5 Exploration costs		
477	**519**	Expenditure incurred during the year	**81**	63
(194)	**(236)**	Expenditure transferred to tangible assets	**(37)**	(25)
283	**283**		**44**	38
		6 Other operating expenses		
		Other operating expenses is arrived at after taking account of:		
		Post-retirement medical expenses for disposed mines		
101	**27**	and medical aid scheme losses	**4**	12
–	**10**	Write-off of loan	**2**	–
17	**10**	Shortfall in retirement provisions	**2**	2
		7 Other operating income		
–	**9**	Net income from investment properties	**1**	–

2003	2004	Figures in million	2004	2003
SA Rands				US Dollars
		8 Abnormal items		
		Abnormal items consist of the following items:		
214	–	Provision for post-retirement medical liability	–	33
(46)	–	Reversal of over-provisions in decommissioning (Note 30)	–	(7)
(46)	–	Reversal of over-provision in restoration (Note 30)	–	(7)
122	–	Abnormal items before taxation (Note 34)	–	19
	–	Taxation	–	
59	–	– Current taxation on foreign exchange losses on borrowings (Note 15)	–	8
120	–	– Deferred taxation (Note 15)	–	19
98	–	– provision for post-retirement medical liability	–	15
(42)	–	– over-provision in decommissioning and restoration liabilities	–	(6)
64	–	– deferred tax asset raised	–	10
(57)	–	Abnormal items after taxation	–	(8)
5	–	Minorities interest	–	1
(52)	–	Abnormal items after taxation and after minorities	–	(7)
		9 Other net income		
		Other net income consists of the following principal categories:		
32	**33**	Growth in AngloGold Environmental Rehabilitation Trust (Note 24)	**5**	4
12	**1**	Profit from associates after taxation (Note 20)	**–**	2
(23)	**25**	Exchange gain (loss) on transactions other than sales	**4**	(3)
21	**59**		**9**	3
		10 Profit on disposal of assets and subsidiaries		
–	**14**	Profit on disposal of Union Reefs Gold Mine	**2**	–
–	**20**	Profit on disposal of Western Tanami assets	**3**	–
–	**21**	Profit on disposal of Tanami Gold Mine	**3**	–
–	**33**	Profit on disposal of mineral rights and exploration properties	**5**	–
82	**–**	Disposal of Jerritt Canyon Joint Venture (Note 35)	**–**	10
(7)	**–**	Other	**–**	–
75	**88**	(Note 34)	**13**	10
		11 Profit on disposal of investments		
18	**–**	Sale of Queenstake Resources USA Inc shares	**–**	3
189	**–**	Sale of East African Gold Mines shares	**–**	25
125	**–**	Sale of Randgold Resources shares	**–**	17
(1)	**–**	Other	**–**	–
331	**–**	(Note 34)	**–**	45

2003	2004	Figures in million	2004	2003
		SA Rands		**US Dollars**
		12 Finance costs and unwinding of decommissioning obligation		
231	**73**	Finance costs on bank loans and overdrafts	**11**	30
73	**215**	Finance costs on corporate bond	**33**	11
–	**127**	Finance costs on convertible bonds (Note 38)[1]	**20**	–
37	**68**	Net finance costs on interest rate swap[2]	**11**	5
21	**96**	Other finance costs[3]	**15**	3
362	**579**		**90**	49
–	**(67)**	Less: amounts capitalised (Note 18)	**(11)**	–
362	**512**		**79**	49
22	**51**	Unwinding of decommissioning obligation (Note 30)	**8**	4
384	**563**	(Note 34)	**87**	53

[1] The interest rate swap entered into against the convertible bonds has been designated as a fair value hedge and is considered an integral part of the bond. Accordingly, the finance cost on the convertible bonds is disclosed after adjusting for the finance costs and income under the swap.

[2] Interest received on the interest rate swap entered into against the corporate bond which has not been designated as a fair value hedge was $13m, R83m (2003: $5m, R35m).

[3] The 2003 comparative has been adjusted to separately disclose the finance costs on the interest rate swap.

		13 Profit before taxation		
		Profit before taxation is arrived at after taking account of:		
		Auditors' remuneration		
10	**18**	– Statutory audit fees	**3**	2
–	**1**	– Under provision prior year	**–**	–
3	**2**	– Other assurance services	**–**	–
2	**13**	Other professional services[1]	**2**	–
15	**34**		**5**	2

[1] Other professional services include valuations, internal audit, consulting services, tax advisory services and remuneration and technical reviews

		Amortisation of tangible assets (Notes 4, 18 and 34)		
1,694	**2,364**	Owned assets	**371**	226
45	**59**	Leased assets	**9**	6
1,739	**2,423**		**380**	232
50	**47**	Grants for educational and community development	**7**	7
48	**102**	Operating lease charges	**16**	6

At 31 December 2004, the group was committed to making the following payments in respect of operating leases for amongst others, hire of plant and machinery and land and buildings:

		Expiry within		
6	**47**	– One year	**7**	1
11	**41**	– Between 1-2 years	**7**	2
3	**21**	– Between 2-5 years	**3**	–
–	**2**	– After 5 years	**–**	–
20	**111**		**17**	3

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		14 Employee benefits		
4,160	**4,781**	Employee benefits including executive directors' salaries, and other benefits[(1)]	**742**	551
		Health care and medical scheme costs		
297	**296**	– current medical expenses	**46**	39
227	**114**	– defined benefit post-retirement medical expenses[(1)] (Note 30)	**18**	30
		Contributions to pension and provident plans		
186	**261**	– defined contribution	**41**	25
62	**34**	– defined benefit (Note 30)	**5**	8
20	**11**	– defined benefit pension plan expense	**2**	3
27	**60**	Retrenchment costs (Note 4)	**9**	4
4,979	**5,557**	Included in cost of sales and other operating expenses	**863**	660
		Defined benefit pension plan expense		
32	**40**	– current service cost	**6**	4
106	**92**	– interest cost	**14**	14
(92)	**(95)**	– expected return on plan assets	**(15)**	(12)
16	**–**	– recognised past service cost	**–**	2
–	**(3)**	– actuarial (gain) loss	**–**	–
62	**34**	(Note 30)	**5**	8
		Defined benefit post-retirement medical expense		
3	**4**	– current service cost	**1**	–
90	**107**	– interest cost	**16**	12
–	**(2)**	– expected return on plan assets	**–**	–
134	**9**	– recognised past service cost	**1**	18
–	**(4)**	– actuarial gain	**–**	–
227	**114**	(Note 30)	**18**	30
		Actual return on plan assets		
120	**219**	South African defined benefit pension plan (Note 30)	**34**	16
		Refer to Directors' report for details of directors' emoluments		
		[(1)] The comparative figures are restated to reflect the defined benefit medical expense portion previously included under salaries and wages of $21m, R161m.		
		15 Taxation		
		Current taxation		
27	**–**	Mining taxation	**–**	3
450	**152**	Non-mining taxation	**24**	57
30	**229**	Under provision prior year	**40**	4
40	**–**	Secondary tax on companies	**–**	5
(59)	**–**	Taxation on abnormal items (Note 8)	**–**	(8)
38	**–**	Capital gains tax	**–**	6
–	**16**	Disposal of assets – recoupment	**2**	–
526	**397**		**66**	67

2003	2004	Figures in million	2004	2003
	SA Rands			US Dollars

15 Taxation (continued)

Deferred taxation

576	**217**	Temporary differences	**32**	79
230	**(222)**	Unrealised non-hedge derivatives	**(39)**	33
(120)	**–**	Taxation on abnormal items (Note 8)	**–**	(19)
(132)	**–**	Impairment	**–**	(18)
–	**(566)**	Change in estimated deferred taxation[1]	**(99)**	–
554	**(571)**	(Note 31)	**(106)**	75
1,080	**(174)**		**(40)**	142

Tax reconciliation

A reconciliation of the future anticipated tax rate compared to that charged in the income statement is set out in the following table:

			%	%
		Future anticipated tax rate[1]	**38**	46
		Disallowable expenditure	**66**	5
		Intangible assets amortised	**16**	2
		Taxable non-mining income	**–**	(3)
		Mining tax formula adjustment	**(38)**	2
		Dividends received	**–**	(4)
		Foreign income tax allowances and rate differentials	**(23)**	(14)
		Previously unrecognised tax assets	**(8)**	(1)
		Other	**(15)**	(3)
		Change in estimated deferred tax rate	**(169)**	–
		Under provision for prior year	**67**	–
		Effective tax rate	**(66)**	30
		Add back:		
		Change in estimated deferred tax rate	**169**	–
		Under provision for prior year	**(67)**	–
		Adjusted effective tax rate	**36**	30

[1] During 2004, the estimates were revised in South Africa to reflect the future anticipated taxation rate at the time the temporary differences reverse.

2003	2004		2004	2003
SA Rands			US Dollars	

15 Taxation (continued)

Unutilised tax losses

1,394	**1,085**	The unutilised tax losses of the US operations which are available for offset against future profits earned in the USA.	**192**	209
449	**–**	The unutilised tax losses of the South American operations which are available for offset against future profits earned in these countries.	**–**	67
–	**745**	The unutilised tax losses of the Ghanaian and Guinean operations which are available for offset against a future profits earned in these countries.	**132**	–
1,843	**1,830**		**324**	276

Analysis of tax losses
Tax losses available to be used against future profits

–	**745**	– Utilisation required within 1 and 2 years	**132**	–
1,843	**1,085**	– Utlilisation in excess of 5 years	**192**	276
1,843	**1,830**		**324**	276

Utilised tax losses

–	**88**	Assessed losses utilised during the year	**16**	–

SA Cents			US Cents	

16 Earnings per ordinary share

1,046	**226**	**Basic** The calculation of basic earnings per ordinary share is based on earnings attributable to equity shareholders of $81m, R567m (2003: $312m, R2,331m) and 251,352,552 (2003: 222,836,574) shares being the weighted average number of ordinary shares in issue during the financial year.	**32**	140
1,068	**280**	**Headline** Headline earnings removes items of a capital nature from the calculation of earnings per share.	**41**	143
		The calculation of headline earnings per ordinary share is based on headline earnings of $102m, R703m (2003: $318m, R2,379m) and 251,352,552 (2003: 222,836,574) shares being the weighted average number of ordinary shares in issue during the year.		

2003	2004		2004	2003
SA Cents			US Cents	

16 Earnings per ordinary share (continued)

2003	2004		2004	2003
957	**654**	Adjusted headline earnings	**105**	127

This calculation is based on adjusted headline earnings of $263m, R1,644m (2003: $282m, R2,133m) and 251,352,552 (2003: 222,836,574) shares being the weighted average number of ordinary shares in issue during the financial year.

2003	2004		2004	2003
1,042	**225**	Diluted	**32**	139

The calculation of diluted earnings per ordinary share is based on earnings attributable to equity shareholders of $81m, R567m (2003: $312m, R2,331m) and 252,048,301 (2003: 223,717,575) shares being the diluted number of ordinary shares.

The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:

			2004	2003
		Weighted average number of shares	**251,352,552**	222,836,574
		Dilutive potential of share options	**695,749**	881,001
		Diluted number of ordinary shares	**252,048,301**	223,717,575

The calculation of diluted earnings per share for 2004 did not assume the effect of 15,384,615 shares issuable upon the exercise of convertible bonds as their effects are anti-dilutive for this period.

SA Rands			US Dollars	

17 Dividends

Ordinary shares

2003	2004		2004	2003
1,500	**–**	No. 93 of 675 SA cents per ordinary share was declared on 30 January 2003 and paid on 28 February 2003 (82 US cents per share).	**–**	183
836	**–**	No. 94 of 375 SA cents per ordinary share declared on 30 July 2003 and paid on 29 August 2003 (51 US cents per share).	**–**	113
–	**748**	No. 95 of 335 SA cents per ordinary share was declared on 29 January 2004 and paid on 27 February 2004 (50 US cents per share).	**111**	–
–	**449**	No. 96 of 170 SA cents per ordinary share was declared on 29 July 2004 and paid on 27 August 2004 (26 US cents per share).	**68**	–
2,336	**1,197**		**179**	296

No. 97 of 180 SA cents per ordinary share was declared on 26 January 2005 and paid on 25 February 2005 (30 US cents per share).

18 Tangible assets

Figures in million	Mine development costs[1]	Mine infrastructure[1]	Mineral rights, dumps and exploration properties[1]	Land	Total
US Dollars					
Cost					
Balance at beginning of year	2,391	1,622	546	15	4,574
Additions					
– expand operations	185	34	26	–	245
– maintain operations	246	74	9	–	329
Disposals	(11)	(6)	(14)	–	(31)
Acquisition of subsidiaries (Note 35)	1,616	58	918	–	2,592
Disposal of subsidiaries (Note 35)	(5)	–	–	–	(5)
Transfers and other movements	243	(166)	5	–	82
Finance costs capitalised (Note 12)	11	–	–	–	11
Translation	363	113	23	1	500
Balance at end of year	5,039	1,729	1,513	16	8,297
Accumulated amortisation					
Balance at beginning of year	825	870	115	–	1,810
Amortisation for the year (Notes 4, 13 and 34)	248	88	44	–	380
Impairments (Note 34)	–	–	1	–	1
Disposals	(14)	(5)	(1)	–	(20)
Transfers and other movements	138	(95)	7	–	50
Translation	123	68	5	–	196
Balance at end of year	1,320	926	171	–	2,417
Net book value at 31 December 2004	**3,719**	**803**	**1,342**	**16**	**5,880**
Net book value at 31 December 2003	1,566	752	431	15	2,764
SA Rands					
Cost					
Balance at beginning of year	15,944	10,819	3,637	104	30,504
Additions					
– expand operations	1,197	217	164	–	1,578
– maintain operations	1,584	478	56	1	2,119
Disposals	(73)	(39)	(90)	(3)	(205)
Acquisition of subsidiaries (Note 35)	10,998	396	6,245	–	17,639
Disposal of subsidiaries (Note 35)	(36)	–	–	–	(36)
Transfers and other movements	1,581	(1,068)	28	3	544
Finance costs capitalised (Note 12)	67	–	–	–	67
Translation	(2,818)	(1,041)	(1,500)	(11)	(5,370)
Balance at end of year	28,444	9,762	8,540	94	46,840
Accumulated amortisation					
Balance at beginning of year	5,504	5,796	776	1	12,077
Amortisation for the year (Notes 4, 13 and 34)	1,586	559	278	–	2,423
Impairments (Note 34)	1	–	7	–	8
Disposals	(87)	(35)	(9)	–	(131)
Transfers and other movements	889	(609)	40	–	320
Translation	(435)	(491)	(126)	–	(1,052)
Balance at end of year	7,458	5,220	966	1	13,645
Net book value at 31 December 2004	**20,986**	**4,542**	**7,574**	**93**	**33,195**
Net book value at 31 December 2003	10,440	5,023	2,861	103	18,427

Included in the amounts above for mine infrastructure are assets held under finance leases with a net book value of $78m, R439m (2003: $21m, R143m).

Tangible assets with a carrying value of $204m, R1,153m (2003:$161m, R1,076m) are encumbered by project finance (Note 29).

[1] Where applicable, the presentation or classification of an item has been amended to ensure comparability with the current period. The amendments have been made to reclassify exploration properties as part of mineral rights, dumps and exploration properties and not part of mine development costs or mine infrastructure as it is a more appropriate classification.

2003	2004	Figures in million	2004	2003
SA Rands			**US Dollars**	

18 Tangible assets (continued)

Impairments include the following:

Australia

		The impairment of various mining assets and mineral rights based on the net realisable value.		
72	**8**		**1**	9

Brazil

8	**–**	Impairment of equipment based on value in use	**–**	1

South Africa

		Savuka based on the value in use and the relevant discount rate. The impairment loss arose from the declining values of the		
247	**–**	remaining ore reserves.	**–**	34
327	**8**		**1**	44

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65%.

19 Intangible assets

Goodwill
Cost

4,241	**3,811**	Balance at beginning of year	**571**	494
(430)	**(527)**	Translation	**11**	77
3,811	**3,284**	Balance at end of year	**582**	571

Accumulated amortisation

1,031	**1,062**	Balance at beginning of year	**159**	120
216	**196**	Amortisation (Note 34)	**30**	28
(185)	**(162)**	Translation	**5**	11
1,062	**1,096**	Balance at end of year	**194**	159
2,749	**2,188**	Net book value	**388**	412

Royalty rate concession
Cost

–	**201**	Acquisition of subsidiaries (Note 35)	**29**	–
–	**(35)**	Translation	**–**	–
–	**166**	Balance at end of year	**29**	–

Accumulated amortisation

–	**8**	Amortisation (Notes 4 and 34)	**1**	–
–	**(1)**	Translation	**–**	–
–	**7**	Balance at end of year	**1**	–
–	**159**	Net book value	**28**	–
2,749	**2,347**	Total intangible assets	**416**	412

The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years.

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		20 Investment in associate		
		The group has a 26.6% (2003: 26.6%) interest in Oro Group (Proprietary) Limited which is involved in the manufacture and wholesale of jewellery. The year-end of Oro Group (Proprietary) Limited is 31 March. Equity accounting is based on the results for the twelve months ended 30 September 2004.		
		The carrying value of the associate consists of:		
84	**41**	Unlisted shares at cost less accumulated amortisation brought forward	**6**	10
81	**5**	Share of retained earnings brought forward	**1**	8
12	**1**	Profit after taxation (Note 9)	**–**	2
(9)	**–**	Dividends	**–**	(1)
(116)	**–**	Rand Refinery Limited became a subsidiary with effect from 31 December 2003	**–**	(17)
(5)	**(4)**	Amortisation of intangible assets (Note 34)	**(1)**	(1)
–	**–**	Translation	**2**	6
47	**43**	Carrying value	**8**	7
47	**43**	Directors' valuation of unlisted associate	**8**	7
		The group's effective share of certain balance sheet items of its associate is as follows:		
13	**14**	Non-current assets	**2**	2
47	**49**	Current assets	**9**	7
60	**63**	Total assets	**11**	9
24	**27**	Non-current liabilities	**5**	4
22	**22**	Current liabilities	**4**	3
46	**49**	Total equity and liabilities	**9**	7
14	**14**	Net assets	**2**	2
		Reconciliation of the carrying value of investment in associate with net assets:		
14	**14**	Net assets	**2**	2
33	**29**	Intangible assets	**6**	5
47	**43**	Carrying value	**8**	7

2003	2004	Figures in million	2004	2003
SA Rands			**US Dollars**	
		21 Other investments		
		Listed investments		
129	**20**	Balance at beginning of year[1]	**3**	16
2	**161**	Additions	**25**	–
(246)	**–**	Disposals	**–**	(33)
34	**–**	Acquisitions and disposals (Note 35)	**–**	5
114	**1**	Fair value adjustments	**–**	15
(13)	**(20)**	Translation	**1**	–
20	**162**	Balance at end of year	**29**	3
20	**162**	Market value of listed investments	**29**	3
		Unlisted investments		
37	**22**	Balance at beginning of year	**3**	4
6	**–**	Additions	**–**	1
(6)	**–**	Disposals	**–**	(1)
(13)	**(2)**	Write-off of investments	**–**	(2)
(2)	**(3)**	Translation	**–**	1
22	**17**	Balance at end of year	**3**	3
22	**17**	Directors' valuation of unlisted investments	**3**	3
		Investment properties		
50	**39**	Balance at beginning of year	**6**	6
–	**14**	Additions	**2**	–
–	**(3)**	Disposals	**–**	–
(11)	**(6)**	Translation	**–**	–
39	**44**	Balance at end of year	**8**	6
39	**44**	Directors' valuation of investment properties	**8**	6
81	**223**	Total other investments	**40**	12
81	**223**	Total valuation (Note 38)	**40**	12

[1] The 2003 comparative has been amended on adoption of IFRIC 5 with an amount of $3m, R19m (refer to change in accounting policy, Note 24).

22 Interest in joint ventures

The group's effective share of income, expenses, assets, liabilities and cash flows of joint ventures, which are included in the consolidated financial statements, are as follows:

SA Rands 2003	SA Rands 2004	Figures in million	US Dollars 2004	US Dollars 2003
		Income statement		
2,356	**1,478**	Gold income	**230**	312
(1,620)	**(1,048)**	Cost of sales	**(163)**	(215)
736	**430**		**67**	97
12	**11**	Non-hedge derivative gain	**2**	2
748	**441**	Operating profit	**69**	99
1	**2**	Other income	**–**	–
(60)	**(27)**	Finance costs	**(4)**	(8)
689	**416**	Profit before taxation	**65**	91
(48)	**(72)**	Taxation	**(12)**	(6)
641	**344**	Profit after taxation	**53**	85
		Balance sheet		
		Non-current assets		
2,413	**773**	Tangible assets	**137**	362
807	**68**	Intangible assets	**12**	121
1	**–**	Derivatives	**–**	–
100	**–**	Other non-current assets	**–**	15
		Current assets		
614	**339**	Inventories	**60**	92
500	**361**	Trade and other receivables	**64**	75
33	**–**	Derivatives	**–**	5
173	**73**	Cash and cash equivalents	**13**	26
4,641	**1,614**	Total assets	**286**	696
2,561	**1,163**	Equity	**206**	384
		Non-current liabilities		
380	**141**	Interest-bearing borrowings	**25**	57
80	**62**	Provisions	**11**	12
360	**–**	Derivatives	**–**	54
		Current liabilities		
787	**141**	Trade and other payables	**25**	118
400	**107**	Interest-bearing borrowings	**19**	60
73	**–**	Derivatives	**–**	11
4,641	**1,614**	Total equity and liabilities	**286**	696

Geita Gold Mining Limited was treated as a joint venture until 26 April 2004. As from this date, Geita has been treated as a 100% subsidiary. Refer to page 178 for a list of joint ventures.

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	

23 Inventories[1]

Current portion of inventories

2003	2004		2004	2003
253	**299**	Gold in process	**53**	38
77	**62**	Gold on hand	**11**	11
236	**474**	Ore stockpiles	**84**	35
671	**609**	Heap-leach inventory	**108**	101
326	**130**	By-products	**23**	49
1,563	**1,574**	Total metal inventories	**279**	234
440	**789**	Consumable stores	**140**	66
2,003	**2,363**		**419**	300
		Non-current portion of inventories		
47	**124**	Heap-leach inventory	**22**	7
2,050	**2,487**	**Total inventories**	**441**	307

[1] Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. Amendments have been made to separately disclose heap-leach inventory and to reclassify a portion of the heap-leach inventory as non-current assets as they are not convertible into cash and cash equivalents within the next twelve months.

24 Change in accounting policy

AngloGold Environmental Rehabilitation Trust Fund

AngloGold Ashanti changed its accounting policy with respect to the treatment of the AngloGold Environmental Rehabilitation Trust Fund in accordance with IFRIC 5. The 2003 comparative has been amended to reflect the underlying interests in the fund.

2003	2004		2004	2003
275	**352**	Balance at beginning of year	**53**	32
45	**35**	Contributions	**6**	6
32	**33**	Growth in AngloGold Environmental Rehabilitation Trust (Note 9)	**5**	4
–	**28**	Fair value adjustments	**4**	–
–	**–**	Translation	**10**	11
352	**448**		**78**	53
		Reallocated in terms of IFRIC interpretation 5:		
(19)	**(42)**	Listed investments	**(7)**	(3)
(333)	**(406)**	Other non-current assets (Note 25)	**(71)**	(50)
–	**–**	Balance at end of year	**–**	–

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	

25 Other non-current assets

Unsecured

2003	2004		2004	2003
–	**18**	Value Added Taxation relating to the acquisition of tangible assets in South America – has no fixed repayment date	**3**	–
–	**14**	Defined benefit post-retirement medical net asset (Note 30)	**2**	–
–	**44**	Defined benefit pension net asset (Note 30)	**8**	–
		Loans and receivables originated		
179	**59**	Loans to joint venture partners – have no fixed repayment dates	**10**	27
21	**31**	Other	**7**	4
360	**–**	Deferred purchase consideration in respect of the sale of the Free State assets	**–**	54
29	**–**	Deferred purchase consideration in respect of the sale of Jerritt Canyon Joint Venture	**–**	4
589	**166**		**30**	89
1	**5**	Less: Current portion of other non-current assets included in current assets	**1**	–
588	**161**		**29**	89
		Available-for-sale		
333	**406**	Fixed-term deposit required by legislation[1] – AngloGold Environmental Rehabilitation Trust Fund (Note 24)	**71**	50
–	**31**	Environmental Protection Bond – fixed-term deposit required by legislation	**6**	–
333	**437**		**77**	50
		Secured		
		Loans and receivables originated		
102	**–**	Deferred purchase consideration in respect of the sale of the Amapari project	**–**	15
35	**3**	Other	**–**	6
137	**3**		**–**	21
58	**–**	Less: Current portion of other non-current assets included in current assets	**–**	9
79	**3**		**–**	12
1,000	**601**	(Note 38)	**106**	151

[1] Includes a fair value adjustment in the current year of $2m, R11m (2003: nil). The 2003 comparative has been restated on adoption of IFRIC 5 to reflect the underlying interests in the fund.

26 Trade and other receivables

2003	2004		2004	2003
336	**273**	Trade debtors	**48**	51
320	**431**	Prepayments and accrued income	**76**	48
181	**262**	Value added taxation	**46**	27
624	**781**	Other debtors	**139**	93
1,461	**1,747**	(Note 38)	**309**	219

27 Cash and cash equivalents

2003	2004		2004	2003
1,456	**962**	Cash and deposits on call	**171**	218
1,911	**796**	Money market instruments	**141**	287
3,367	**1,758**	(Note 38)	**312**	505

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		28 Share capital and premium		
		Share capital		
		Authorised		
100	**100**	400,000,000 ordinary shares of 25 SA cents each	**18**	15
1	**1**	2,000,000 A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	5,000,000 B redeemable preference shares of 1 SA cent each	**–**	–
101	**101**		**18**	15
		Issued and fully paid		
56	**66**	264,462,894 ordinary shares of 25 SA cents each (2003: 223,136,342 ordinary shares of 25 SA cents each)	**12**	8
1	**1**	2,000,000 A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	778,896 B redeemable preference shares of 1 SA cent each	**–**	–
57	**67**		**12**	8
(1)	**(1)**	Less: Redeemable preference shares held within the group	**–**	–
56	**66**		**12**	8
		Share premium		
9,924	**19,233**	Total share premium	**3,405**	1,495
(312)	**(312)**	Less: Held within the group	**(53)**	(53)
9,612	**18,921**		**3,352**	1,442
9,668	**18,987**	**Share capital and premium**	**3,364**	1,450
		29 Borrowings		
		Unsecured		
–	**5,191**	Convertible Bonds[(1)] Semi-annual coupons are paid at 2.375% per annum. The bonds are convertible into ADSs up to February 2009 and is dollar-based.	**920**	–
2,052	**2,057**	Corporate Bond[(2)] Semi-annual coupons are payable at 10.5% per annum. The bond is repayable on 28 August 2008 and is rand-based.	**364**	308
3,124	**1,498**	Syndicated loan facility ($600m)[(3)] Interest charged at LIBOR plus 0.7% per annum. Loan is repayable in February 2005 and is dollar-based.	**265**	469
265	**87**	RMB International (Dublin) Limited Interest charged at LIBOR plus 0.82% per annum. Loan is of a short-term nature, has no fixed repayment date and is dollar-based.	**16**	40
–	**56**	Iduapriem – Syndicated Project Finance Interest charged at LIBOR plus 2% per annum. Loan is repayable semi annually and is dollar-based	**10**	–
–	**28**	Bank Belgolaise Interest charged at LIBOR plus 1.5% per annum. Loan is repayable in 24 equal monthly instalments commencing October 2005 and is dollar-based.	**5**	–
14	**12**	Government of Mali Interest charged at LIBOR plus 2% per annum. Loans are repayable by March 2006 and are dollar-based.	**2**	2

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		29 Borrowings (continued)		
–	**8**	Precious Fields Estates Company Ltd Annuity based repayments expiring October 2006. Loan is dollar-based.	**1**	–
1,555	**–**	Syndicated loan facility ($400m)	**–**	233
68	**–**	Banco Europeu para a América Latina-Brussels	**–**	10
50	**–**	Australia and New Zealand Banking Group Limited	**–**	7
7,128	**8,937**	Total unsecured borrowings	**1,583**	1,069
		Secured		
99	**72**	Senstar Capital Corporation Interest charged at an average rate of 6.91% per annum. Loans are repayable in monthly instalments terminating in November 2009 and are dollar-based.	**13**	15
45	**33**	Rolls Royce Interest is index linked to the United Kingdom Consumer Price Index. Loan is repayable in monthly instalments terminating in December 2010 and is dollar-based.	**6**	7
16	**8**	Investec[4] Interest charged at 6.5% per annum. Loan is repayable in half-yearly instalments terminating in June 2006 and is dollar-based.	**1**	2
221	**6**	Geita Syndicated Project Finance[5] Interest charged at LIBOR plus 1.95% per annum. Loan is repayable by June 2005 and is dollar-based.	**1**	33
8	**6**	Kudu Finance Company Interest charged at LIBOR plus 2% per annum. Loan is repayable in monthly instalments terminating in December 2010 and is dollar-based.	**1**	1
158	**–**	Cerro Vanguardia Syndicated Project Finance	**–**	24
48	**–**	Morila Syndicated Project Finance	**–**	7
7,723	**9,062**	Total borrowings (Note 38)	**1,605**	1,158
2,340	**1,800**	Less: Current portion of borrowings included in current liabilities	**319**	351
5,383	**7,262**	Total long-term borrowings	**1,286**	807
		Amounts falling due		
2,340	**1,800**	Within one year[3]	**319**	351
3,214	**35**	Between one and two years	**6**	482
2,138	**7,220**	Between two and five years	**1,279**	320
31	**7**	After five years	**1**	5
7,723	**9,062**	(Note 38)	**1,605**	1,158
		Currency The currencies in which the borrowings are denominated are as follows:		
5,621	**7,005**	US dollars	**1,241**	843
2,052	**2,057**	SA rands	**364**	308
50	**–**	Australian dollars	**–**	7
7,723	**9,062**		**1,605**	1,158

2003	2004	Figures in million	2004	2003
	SA Rands			US Dollars

29   Borrowings (continued)

Undrawn facilities
Undrawn borrowing facilities as at 31 December 2004 are as follows:

2003	2004		2004	2003
900	**1,891**	Syndicated loan ($600m) – dollar	**335**	135
201	**221**	Australia and New Zealand Banking Group Limited – Australian dollar	**39**	30
1,120	**–**	Syndicated loan ($400m) – dollar	**–**	168
2,221	**2,112**		**374**	333

2003	2004		2004	2003
–	**5,645**	[1] **Convertible Bonds** Senior unsecured fixed rate bonds	**1,000**	–
–	**444**	Less: Unamortised discount and bond issue costs	**78**	–
–	**56**	Less: Fair value hedge accounting adjustment as a result of the interest rate swap	**10**	–
–	**5,145**		**912**	–
–	**46**	Add: Accrued interest	**8**	–
–	**5,191**		**920**	–

Convertible bonds were issued in February 2004 by AngloGold Holdings Plc, a wholly owned subsidiary of AngloGold Ashanti. The bonds are convertible into ADSs at a price of $65.00 per ADS up to 27 February 2009. The proceeds of the issue, after payment of expenses, were utilised by AngloGold Ashanti to refinance amounts outstanding under credit facilities, to meet transaction costs in connection with the acquisition of Ashanti and for general corporate purposes, including planned capital expenditure.

The net effect of the issue of the convertible bonds on earnings per share amounts to 43 SA cents or 7 US cents per ordinary share for the year.

2003	2004		2004	2003
2,000	**2,000**	[2] **Corporate Bond** Senior unsecured fixed rate bond	**354**	300
20	**16**	Less: Unamortised discount and bond issue costs	**3**	3
1,980	**1,984**		**351**	297
72	**73**	Add: Accrued interest	**13**	11
2,052	**2,057**		**364**	308

On 21 August 2003, AngloGold Ashanti launched and priced an issue of senior unsecured fixed-rate bond in an aggregate principal amount of $300m, R2,000m, with semi-annual coupons payable at a rate of 10.5% per annum. This bond is repayable on 28 August 2008.

[3] **Syndicated loan facility ($600m)**
This facility was repaid on 4 February 2005 and a new three-year $700m syndicated facility was signed in January 2005 with an interest charge of LIBOR plus 0.4% per annum.

[4] **Investec**
Loan is guaranteed by AngloGold Ashanti Limited.

[5] **Geita Syndicated Project Finance**
Secured by pledge over the shares in the project company.

The equipment financed by the other secured loans is used as security for those loans.

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	

30 Provisions

Defined benefit post-retirement medical provision

2003	2004		2004	2003
700	**866**	Balance at beginning of year	**130**	82
227	**114**	Charge to income statement (Note 14)	**18**	30
(56)	**(118)**	Utilised during the year	**(18)**	(8)
–	**(11)**	Transfers and other movements[(1)]	**(2)**	–
(5)	**(2)**	Translation	**22**	26
866	**849**		**150**	130
		The balance at the end of the year consists of:		
850	**849**	South African post-retirement medical liability	**150**	128
16	**14**	North American post-retirement medical liability	**2**	2
–	**(14)**	Rand Refinery post-retirement medical net asset	**(2)**	–
866	**849**		**150**	130
–	**14**	Transferred to other non-current assets (Note 25)	**2**	–
866	**863**	Balance at end of year	**152**	130

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method.

The assumptions used in calculating the **South African** defined benefit post-retirement medical obligation are as follows:

			2004	2003
			%	%
		Discount rate	**9.0**	10.0
		Expected increase in health care costs	**5.0**	5.0

The normal retirement age is 60 years, and fully eligible age is 55 years.

The last statutory valuation was performed as at 31 December 2002. Calculations are performed in the years when a statutory valuation is not performed and events and movements that could impact the valuation between the date of the interim valuation performed at 30 September 2004 and the date of the balance sheet have been considered. The South African post-retirement medical plan is an unfunded plan.

The date of the next statutory actuarial valuation is 31 December 2005.

The assumptions used in calculating the **North American** defined benefit post-retirement medical obligations are as follows:

			2004	2003
		Discount rate	**6.0**	6.2
		Expected increase in health care costs	**–**	–

The Retiree Medical Plan is a non-contributory defined benefit plan. This plan was last evaluated by independent actuaries in December 2002 who took into account reasonable long-term estimates of increases in health care costs and mortality rates in determining the obligations of AngloGold Ashanti North America under the Retiree Medical Plan of $2m, R14m (2003: $2m, R16m) which are included in post-retirement medical provisions. The Retiree Medical Plan is an unfunded plan and is evaluated on an annual basis using the projected benefit method.

The cost of providing benefits under the Retirement Plan and the Retiree Medical Plan was insignificant in 2004 and 2003.

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		30 Provisions (continued)		
		[1]*Rand Refinery defined benefit medical fund*		
–	16	Present value of fund obligation	3	–
–	(30)	Fair value of fund assets	(5)	–
–	(14)	Net asset recognised in balance sheet	(2)	–
–	30	Market value of plan assets	5	–
		Plan assets are made up as follows:		
–	27	Domestic fixed interest bonds	5	–
–	3	Cash	–	–
–	30		5	–
		Movement in the balance sheet		
–	(11)	Transfers and other movements	(2)	–
–	(3)	Income per income statement	–	–
–	(14)	Balance at end of year	(2)	–
		Actual return on plan assets		
–	2	Expected return on plan assets	–	–
–	–	Actuarial gain (loss) on plan assets	–	–
–	2		–	–
		The assumptions used in calculating the Rand Refinery defined benefit post-retirement medical obligation are as follows:		
			%	%
		Discount rate	10.0	–
		Expected increase in health care costs	8.0	–
		Expected return on plan assets	10.0	–
		South African defined benefit pension plan		
–	–	Balance at beginning of year	–	–
62	34	Expense per income statement (Note 14)	5	8
(62)	(78)	Contributions paid – company	(13)	(8)
–	(44)	Transferred to other non-current assets (Note 25)	(8)	–
		Defined benefit pension fund		
1,089	1,218	Present value of fund obligation	216	163
(920)	(1,150)	Fair value of fund assets	(204)	(138)
169	68		12	25
(169)	(112)	Unrecognised actuarial loss	(20)	(25)
–	(44)	Net asset recognised in balance sheet	(8)	–
920	1,150	Market value of plan assets	204	138

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		30 Provisions (continued)		
		Plan assets are made up as follows:		
549	**633**	Domestic equities	**112**	82
75	**112**	Foreign equities	**20**	11
191	**329**	Domestic fixed interest bonds	**59**	29
34	**34**	Foreign fixed interest bonds	**6**	5
71	**42**	Cash	**7**	11
920	**1,150**		**204**	138
		Actual return on plan assets		
92	**95**	Expected return on plan assets (Note 14)	**15**	12
28	**124**	Actuarial gain on plan assets	**19**	4
120	**219**	(Note 14)	**34**	16

The assumptions used in calculating the **South African** defined benefit pension plan obligation are as follows:

	2004	2003
	%	
Discount rate	**7.5**	8.5
Pension increase	**2.9**	3.6
Rate of compensation increase	**5.0**	5.0
Expected return on plan assets	**7.5**	8.5

The rate of compensation increase assumption is 5% for 2005 and 4% thereafter.

A statutory valuation of the defined benefit Pension Fund was performed as at 31 December 2002, which showed that the Fund was in deficit. The rate of the company contributions to the Fund was reviewed and increased during the year. A formal additional funding plan was submitted to and approved by the Financial Services Board. According to the plan, the company funded $5m, R32m in 2004 and a further $30m, R167m in real terms will be funded from 2005 to 2011. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the pension fund's financial position are carried out in years when a statutory valuation is not performed and events and movements that could impact on the valuation between the date of the interim valuation performed at 30 September 2004 and the balance sheet date have been considered.

The date of the next statutory actuarial valuation is 31 December 2005.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

2003	2004	Figures in million	2004	2003
	SA Rands			US Dollars
		30 Provisions (continued)		
		South America Fundambràs defined pension plan		
110	**126**	Present value of fund obligation	**22**	16
(77)	**(86)**	Fair value of fund assets	**(15)**	(11)
33	**40**		**7**	5
6	**3**	Unrecognised actuarial gain	**1**	1
39	**43**	Recognised in balance sheet	**8**	6
77	**86**	Market value of plan assets	**15**	11
		Plan assets are made up as follows:		
8	**–**	Domestic equities	**–**	1
66	**82**	Domestic fixed interest bonds	**14**	10
3	**3**	Property	**1**	–
–	**1**	Cash and other	**–**	–
77	**86**		**15**	11
		Movement in balance sheet		
26	**39**	Balance at beginning of year	**6**	3
20	**11**	Expense per the income statement	**2**	3
–	**–**	Contributions paid – company	**–**	–
(7)	**(7)**	Translation	**–**	–
39	**43**	Balance at end of year	**8**	6
3	**8**	Expected return on plan assets	**1**	1
10	**9**	Actuarial gain on plan assets	**2**	1
13	**17**	Actual return on plan assets	**3**	2
		The assumptions used in calculating the above defined benefit pension plan obligations are as follows:	**%**	%
		Discount rate	**11.3**	11.3
		Pension increase	**7.1**	7.1
		Rate of compensation increase	**5.0**	5.0
		Expected return on plan assets	**11.3**	11.3

On 30 November 1998, the defined benefit fund was converted to a defined contribution fund with an actuarial liability of $6m, R51m. The liability is revised annually by Mercer, the plan's actuary. The transfer of funds requires approval from the government (still in progress) and is conditional on the full funding of the actuarial liability. Refer to note 33 for details of the defined contribution fund.

2003	2004	Figures in million	2004	2003
SA Rands			**US Dollars**	
		30 Provisions (continued)		
		UK Ashanti Retired Staff Pension Scheme		
–	20	Present value of fund obligation	3	–
–	(18)	Fair value of fund assets	(3)	–
–	2		–	–
–	(2)	Unrecognised actuarial loss	–	–
–	–	Recognised in balance sheet	–	–
–	18	Market value of plan assets	3	–
		Plan assets are made up as follows:		
–	6	Domestic equities	1	–
–	3	Foreign equities	1	–
–	8	Domestic fixed interest bonds	1	–
–	1	Cash	–	–
–	18		3	–

Movement in the balance sheet and actual and expected return on the plan assets[1]

[1] No movements are disclosed for the balance sheet and the actual and expected return on plan assets as the figures round to less than one million dollars.

		The assumptions used in calculating the above defined benefit pension plan assets and obligation are as follows:	%	%
		Discount rate	5.8	–
		Pension increase	2.5	–
		Expected return on plan assets	5.8	–

The date of the last statutory valuation was 1 January 2003. The actuaries have performed calculations for the pension fund's financial position at 30 September 2004 and events and movements between this date and the balance sheet date have been considered.

The date of the next statutory valuation will be 31 December 2005.

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	

30 Provisions (continued)

Obuasi mines Staff Pension Scheme

The scheme provides monthly payments in Ghanaian currency (indexed to the dollar) to retirees until death. The benefits for the scheme are based on the years of service and the compensation levels of the covered retirees. The scheme is closed to new members and all the scheme participants are retired. The scheme is unfunded and accordingly, no assets related to the scheme are recorded.

2003	2004		2004	2003
–	62	Present value of fund obligation	11	–
–	–	Unrecognised actuarial gain	–	–
–	62	Recognised in balance sheet	11	–
		Movement in balance sheet		
–	–	Balance at beginning of year	–	–
–	75	Acquisition of subsidiaries (Note 35)	11	–
–	(13)	Translation	–	–
–	62	Balance at end of year	11	–
		The assumptions used in calculating the above defined benefit pension plan obligation are as follows:	%	%
		Discount rate	4.0	–
		Pension increase	4.5	–

The date of the last statutory valuation was 1 January 2003. The actuaries have performed calculations of the pension fund's financial position at 30 September 2004 and events and movements between this date and the balance sheet date have been considered.

The date of the next statutory valuation will be 31 December 2005.

Environmental rehabilitation obligations
Provision for decommissioning

2003	2004		2004	2003
405	326	Balance at beginning of year	49	47
(28)	148	Acquisition of subsidiaries (Note 35)	22	(4)
(2)	84	Change in estimates[1]	13	–
22	51	Unwinding of decommissioning obligation (Note 12)	8	4
(46)	–	Reversal of over-provision (Note 8)	–	(7)
(25)	(43)	Translation	8	9
326	566	Balance at end of year	100	49

134

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		30 Provisions (continued)		
		Provision for restoration		
800	**562**	Balance at beginning of year	**84**	93
–	**202**	Acquisitions of subsidiaries (Note 35)	**29**	–
(160)	**(10)**	Disposal of subsidiaries (Note 35)	**(1)**	(21)
(46)	**–**	Reversal of over-provision (Note 8)	**–**	(7)
89	**116**	Charge to income statement	**18**	12
5	**(39)**	Change in estimates[1]	**(6)**	1
(35)	**(90)**	Utilised during the year	**(14)**	(5)
(91)	**(83)**	Translation	**7**	11
562	**658**	Balance at end of year	**117**	84
		Other provisions		
77	**39**	Balance at beginning of year	**6**	9
102	**102**	Charge to income statement	**16**	13
(139)	**(52)**	Utilised during the year	**(8)**	(18)
(1)	**(16)**	Translation	**–**	2
39	**73**	Balance at end of year[2]	**14**	6
		Other provisions comprise the following:		
		Supplemental Employee Retirement Plan (SERP) for North America		
6	**6**	(Note 33)	**1**	1
33	**67**	Provision for labour and civil claim court settlements for South America[3]	**13**	5
39	**73**		**14**	6

[1]   The change in estimate relates to adjustments required as a result of regulatory requirements. The effect of the change in estimates for the current year is an increase in the decommissioning asset of $13m, R84m and a decrease in the restoration expense of $6m, R39m. The effect on future periods is not determinable.

[2]   The comparative figures have been restated for the transfer of the South American pension as part of the defined benefit plans under this note.

[3]   Other provisions consist of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases and closure costs of old tailings operations. The liability is anticipated to unwind over the next two to five year period.

2003	2004		2004	2003
1,832	**2,265**	Total provisions	**402**	275

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		31 Deferred taxation		
		Deferred taxation relating to temporary differences is made up as follows:		
		Liabilities		
4,703	**8,977**	Tangible assets	**1,590**	705
101	**96**	Inventories	**17**	15
155	**445**	Derivatives	**79**	23
114	**160**	Other	**28**	18
5,073	**9,678**		**1,714**	761
		Assets		
658	**514**	Provisions	**91**	99
390	**358**	Derivatives	**63**	58
–	**1,042**	Tax assets	**184**	–
39	**159**	Other	**29**	6
1,087	**2,073**		**367**	163
3,986	**7,605**	Deferred taxation liability	**1,347**	598
		The movement on the deferred tax liability is as follows:		
3,445	**3,986**	Balance at beginning of year	**598**	402
554	**(571)**	Income statement charge (Note 15)	**(106)**	75
40	**291**	Taxation of other comprehensive income	**43**	(7)
14	**4,816**	Acquisition of subsidiaries (Note 35)	**708**	2
–	**(8)**	Disposal of subsidiaries (Note 35)	**(1)**	–
(67)	**(909)**	Translation	**105**	126
3,986	**7,605**	Balance at end of year	**1,347**	598
		32 Trade and other payables		
676	**974**	Trade creditors	**173**	101
557	**893**	Accruals	**158**	82
791	**783**	Other creditors	**139**	118
315	**–**	Accrued purchase consideration for mineral rights acquired from Gold Fields Limited	**–**	49
2,339	**2,650**	(Note 38)	**470**	350

33 Defined contribution retirement benefits

Australia

The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees vary, with minimum contributions paid meeting compliance requirements under the Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions paid by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements.

33. Retirement benefits (continued)

Ghana and Guinea

AngloGold Ashanti's operations in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administrated by Celestine Baako and invested mainly in Ghana and Guinea government treasury instruments and other fixed-interest deposits. The costs of these contributions were $2m, R12m during the eight-month period ended 31 December 2004.

Mali (Sadiola, Yatela and Morila)

The Malian operations do not have retirement schemes for employees. All employees (local and expatriate) contribute towards the government social security fund, and the company also makes a contribution towards this fund. On retirement, Malian employees are entitled to a retirement benefit from the Malian government. Expatriate employees are reimbursed only their contributions to the social security fund. AngloGold Ashanti seconded employees in Mali remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees make contributions to this fund. AngloGold Ashanti seconded employees at Navachab remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.

North America

Defined Contribution Plan – AngloGold Ashanti North America sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti North America. AngloGold Ashanti North America's contributions were $2m, R13m (2003: $2m, R15m) during the year.

Supplemental Employee Retirement Plan – Certain former employees of Minorco (USA) Inc. were covered under the Minorco (USA) Inc. Supplemental Employee Retirement Plan (the SERP), a non-contributory defined benefit plan. The SERP was last evaluated by independent actuaries in 2004 who took into account reasonable long-term estimates of inflation and mortality rates in determining the obligations of AngloGold Ashanti North America under the SERP. This evaluation of the SERP reflected plan liabilities of $1m, R6m (2003: $1m, R6m) which are included in other provisions (Note 30) in the balance sheet. The SERP is an unfunded plan. The SERP is evaluated on an annual basis using the projected benefit method. The cost of providing benefits under the SERP for the year was nominal.

South Africa

South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administered funds separately from the group's assets. The cost of providing these benefits amounted to $29m, R187m (2003: $20m, R151m) during the year.

South America

In Brazil, the company operates a number of defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan) and are embodied in a pension plan entity, Fundambrás Sociedade de Previdència Privada, which is responsible for administering the funds and making arrangements to pay the benefits.

In December 2001, contributions started to be made to a new PGBL fund, a defined contribution plan similar to the American 401(k) type plan, administered by Bradesco Previdencia e Seguros. The transfer of funds from Fundambrás to the PGBL requires approval from governmental SPC agency (still in process) and is conditional on the full funding of the actuarial liability.

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute towards the government social security fund, and the company also makes a contribution towards this fund. On retirement, employees are entitled to a retirement benefit from the Tanzanian government. The company makes no contribution towards any retirement schemes for contracted expatriate employees. AngloGold Ashanti seconded employees in Tanzania remain members of the applicable pension or retirement fund in terms of their conditions of employment with AngloGold Ashanti.

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	

34 Cash generated from operations

2003	2004		2004	2003
3,546	**517**	Profit before taxation	**60**	472
		Adjusted for:		
137	**3**	Non-cash movements	**3**	15
(449)	**1,081**	Movement on non-hedge derivatives	**185**	(65)
1,739	**2,423**	Amortisation of tangible assets (Notes 4, 13 and 18)	**380**	232
(325)	**(144)**	Deferred stripping	**(21)**	(43)
(285)	**(285)**	Interest receivable	**(44)**	(38)
122	**–**	Abnormal items (Note 8)	**–**	19
384	**563**	Finance costs and unwinding of decommissioning obligation (Note 12)	**87**	53
221	**208**	Amortisation of intangible assets (Notes 19 and 20)	**32**	29
327	**8**	Impairment of tangible assets (Note 18)	**1**	44
(331)	**–**	Profit on disposal of investments (Note 11)	**–**	(45)
(75)	**(88)**	Profit on disposal of assets and subsidiaries (Note 10)	**(13)**	(10)
(484)	**(781)**	Movements in working capital	**(85)**	(71)
4,527	**3,505**		**585**	592
		Movements in working capital:		
(165)	**(1)**	Increase in inventories	**(56)**	(87)
57	**(4)**	(Increase) decrease in trade and other receivables	**(41)**	(53)
(376)	**(776)**	Increase (decrease) in trade and other payables	**12**	69
(484)	**(781)**		**(85)**	(71)

35 Acquisitions and disposals

Acquisitions and disposals can be summarised as follows:

2003	2004		2004	2003
(34)	**17,603**	Tangible assets	**2,587**	(3)
–	**201**	Intangible assets	**29**	–
34	**526**	Inventories	**77**	5
–	**28**	Other non-current assets	**5**	–
9	**302**	Trade and other receivables	**45**	1
58	**356**	Cash and cash equivalents	**51**	9
(103)	**(18)**	Minority interests	**(3)**	(15)
12	**(1,333)**	Borrowings	**(195)**	2
188	**(415)**	Provisions	**(61)**	25
(14)	**(4,808)**	Deferred taxation	**(707)**	(2)
(44)	**(1,612)**	Trade and other payables	**(233)**	(7)
–	**(25)**	Taxation	**(4)**	–
106	**10,805**	Carrying value	**1,591**	15
(82)	**–**	Profit on disposal of assets and subsidiaries (Note 10)	**–**	(10)

2003	2004	Figures in million	2004	2003
	SA Rands			US Dollars

35 Acquisitions and disposals (continued)

2003 SA Rands	2004 SA Rands		2004 US Dollars	2003 US Dollars
24	10,805	Net purchase consideration	1,591	5
–	(9,297)	Non-cash settlement – shares	(1,366)	–
(116)	–	Investments in associates	–	(17)
50	15	Deferred sale consideration	2	6
(58)	(356)	Cash and cash equivalents	(51)	(9)
–	(28)	Cash and cash equivalents reallocated to other non-current assets	(5)	–
34	–	Shares received in Queenstake Resources	–	5
(66)	1,139	Net cash flow on (acquisition) disposals	171	(10)
(66)	(1,139)	Net cash flow on (acquisition) disposals can be summarised as follows:	(171)	(10)
–	(1,139)	Purchase of Ashanti Goldfields Company Limited	(171)	–
–	–	Deferred sale consideration of Freda-Rebecca	–	–
(58)	–	Consolidation of Rand Refinery Limited	–	(9)
(8)	–	Net cash flow on disposal of Jerritt Canyon Joint Venture	–	(1)

Rand Refinery Limited	Ashanti Goldfields Company Limited	Acquisitions comprise the following:	Ashanti Goldfields Company Limited	Rand Refinery Limited
160	17,639	Tangible assets (Note 18)	2,592	23
–	201	Intangible assets (Note 19)	29	–
–	28	Other non-current assets	5	–
49	546	Inventories	80	7
15	312	Trade and other receivables	46	2
58	356	Cash and cash equivalents	51	9
(103)	(18)	Minority interests	(3)	(15)
–	(1,343)	Borrowings	(197)	–
–	(425)	Provisions (Note 30)	(62)	–
(14)	(4,816)	Deferred taxation (Note 31)	(708)	(2)
(49)	(1,635)	Trade and other payables	(236)	(7)
–	(25)	Taxation	(4)	–
116	10,820	Carrying value	1,593	17
–	–	Profit on disposal of assets and subsidiaries	–	–
116	10,820	Purchase consideration	1,593	17
–	(9,297)	Non cash settlement – shares	(1,366)	–
(116)	–	Investments in associates	–	(17)
(58)	(356)	Cash and cash equivalents	(51)	(9)
–	(28)	Term deposits included in other non-current assets	(5)	–
(58)	1,139	Cash flow on acquisition	171	(9)

2003	2004	Figures in million	2004	2003
	SA Rands			**US Dollars**

35 Acquisitions and disposals (continued)

Jerritt Canyon JV	Freda-Rebecca	Disposals comprise the following:	Freda-Rebecca	Jerritt Canyon JV
194	**36**	Tangible assets (Note 18)	**5**	26
15	**20**	Inventories	**3**	2
6	**10**	Trade and other receivables	**1**	1
(12)	**(10)**	Borrowings	**(2)**	(2)
(188)	**(10)**	Provisions (Note 30)	**(1)**	(25)
–	**(8)**	Deferred taxation (Note 31)	**(1)**	–
(5)	**(23)**	Trade and other payables	**(3)**	–
10	**15**	Carrying value	**2**	2
82	**–**	Profit on disposal of assets and subsidiaries	**–**	10
92	**15**	Sale consideration	**2**	12
(50)	**(15)**	Deferred sale consideration	**(2)**	(6)
(34)	**–**	Shares received in Queenstake Resources	**–**	(5)
8	**–**	Cash flow on disposal	**–**	1

On 23 April 2004, the High Court of Ghana confirmed the scheme of arrangement between Ashanti Goldfields Company Limited and its shareholders pursuant to which AngloGold would acquire the entire issued ordinary share capital of Ashanti. The confirmation of the High Court was lodged with the Registrar of Companies in Ghana on Monday, 26 April 2004, and the acquisition of Ashanti and the name change to AngloGold Ashanti Limited became effective on 26 April 2004.

The acquisition of the Ashanti Goldfields Company Limited assets was accounted for as a purchase business combination. AngloGold Ashanti has performed a preliminary purchase price allocation based on independent appraisals. The purchase price allocation is in the final stage of completion, awaiting a final assessment of contingent and other liabilities, and is not expected to vary significantly from the preliminary allocation.

On 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a deferred consideration of $2m, R15m. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

Rand Refinery was consolidated from 31 December 2003. Prior to this date, Rand Refinery was equity accounted. The change in status was as a result of an ownership agreement giving AngloGold Ashanti effective control.

AngloGold Ashanti sold its 70% interest in the Jerritt Canyon Joint Venture effective 30 June 2003.

36 Related parties[1]

Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:

	2004		2003	
	Purchases from related	Amounts owed to related	Purchases from related	Amounts owed to related
Figures in million	parties	parties	parties	parties
US Dollars				
Holding company Anglo American plc	**5**	**–**	2	–
Fellow subsidiaries of the Anglo American plc group				
Anglo Coal – a division of Anglo Operations Limited	**1**	**–**	–	–
Boart Longyear Limited – mining services	**9**	**1**	11	1
Mondi Limited – timber	**16**	**2**	11	1
Scaw Metals – a division of Anglo Operations Limited – steel and engineering	**14**	**1**	12	1
Joint ventures of AngloGold Ashanti Limited				
Societe d' Exploitation des Mines d' Or de Sadiola S.A.	**2**	**–**	2	–
Societe d' Exploitation des Mines d' Or de Yatela S.A.	**2**	**–**	–	–
Societe des Mines de Morila S.A.	**–**	**–**	–	–
Associates				
Rand Refinery Limited – gold refinery[2]			2	–
SA Rands				
Holding company Anglo American plc	**34**	**–**	14	–
Fellow subsidiaries of the Anglo American plc group				
Anglo Coal – a division of Anglo Operations Limited	**6**	**2**	–	–
Boart Longyear Limited – mining services	**60**	**6**	82	7
Mondi Limited – timber	**101**	**10**	86	7
Scaw Metals – a division of Anglo Operations Limited – steel and engineering	**91**	**5**	87	7
Joint ventures of AngloGold Ashanti Limited				
Societe d' Exploitation des Mines d' Or de Sadiola S.A.	**12**	**2**	11	–
Societe d' Exploitation des Mines d' Or de Yatela S.A.	**10**	**1**	1	–
Societe des Mines de Morila S.A.	**1**	**1**	–	–
Associates				
Rand Refinery Limited – gold refinery[2]			18	–

Directors
Details relating to directors' emoluments and shareholdings in the company are disclosed in the remuneration and directors' reports.

Shareholders
The principal shareholders of the company are detailed on page 178.

[1] Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. Transactions with Anglo American plc and Societe d' Exploitation des Mines d' Or de Sadiola S.A. previously omitted have now been included in the prior period. The amendments have been made to provide the users of the financial statements with additional information.

[2] Rand Refinery was consolidated from 31 December 2003. Prior to this date, Rand Refinery was equity accounted.

2003	2004	Figures in million	2004	2003
	SA Rands			US Dollars

37 Commitments and contingencies

		Acquisition of tangible assets		
653	**835**	Contracted for	**148**	98
4,181	**3,716**	Not contracted for	**658**	627
4,834	**4,551**	Authorised by the directors	**806**	725
		Allocated for:		
		Expansion of operations		
2,594	**1,741**	– within one year	**308**	389
553	**833**	– thereafter	**148**	83
3,147	**2,574**		**456**	472
		Maintenance of operations		
1,620	**818**	– within one year	**145**	243
67	**1,159**	– thereafter	**205**	10
1,687	**1,977**		**350**	253

This expenditure will be financed from existing cash resources and future borrowings.

Contingent liabilities

82	**90**	The group has also given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia.	**16**	12
127	**107**	AngloGold Ashanti has provided a letter of credit for Geita Gold Mining Ltd.	**19**	19
–	**1**	AngloGold Ashanti has a potential liability to pay the capital costs to supply water and electricity to Navachab mine, should the mine close prior to 2019.	**–**	–
40	**20**	AngloGold Ashanti has signed surety in favour of bankers on the Yatela loan.	**4**	6
40	**–**	Discussions were held with the Malian government as to the validity of tax claims including interest and penalties. The claims arose due to new legislation that was in conflict with AngloGold Ashanti's prior mining convention stability agreements and different interpretations of the legislation. The Malian Minister of Finance has ruled in favour of Sadiola and Yatela and the amount of claims have been reduced from $6m to $0.2m.	**–**	6
14	**11**	AngloGold Ashanti North America has a potential liability in respect of preference claims from a third party. This is in respect of gold shipments returned by the third party to AngloGold Ashanti North America, which the bankruptcy trustee is claiming should not have been returned, and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the US Bankruptcy Code.	**2**	2
–	**3**	Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc. as a result of the sale of the Jerritt Canyon Joint Venture, AngloGold Ashanti North America has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessees' obligations arising under the lease. These agreements have an approximate term of 3 years.	**1**	–

2003	2004	Figures in million	2004	2003
SA Rands			US Dollars	
		37 Commitments and contingencies (continued)		
160	**169**	AngloGold Ashanti North America has reclamation bonds with various federal and governmental agencies, to cover potential rehabilitation obligations. These obligations are guaranteed by AngloGold Ashanti Limited.	**30**	24
20	**17**	Various equipment tax claim guarantees in South America.	**3**	3
–	**8**	AngloGold Ashanti has undertaken to re-export certain artifacts temporarily imported into the country and whose custom and value added tax was waived. The company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.	**1**	–
483	**426**		**76**	72

Discussions are underway in respect of a US class action brought against the former Ashanti Goldfields Company Limited. The plaintiffs allege non-disclosure and mis-statement regarding Ashanti Goldfields Company Limited's hedging position and hedging programme. Although the company cannot make any assurances regarding the final outcome of this claim, it is anticipated that it will have no material financial effect on the company.

38 Financial risk management activities

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Controlling risk in the group

The Executive Committee and the Treasury Committee are responsible for risk management activities within the group. The Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.

Gold price and currency risk and cash flow hedging

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have on current or future earnings.

A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the group's core business activities. Forward-sales contracts and call and put options are used by the group to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while maintaining the ability to benefit from increases in the spot gold price for the majority of future gold production.

Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.

38   Financial risk management activities (continued)

Hedge book restructure

The group has an established practice of actively managing its hedged commitments under changing market circumstances. This is reflected in the reduction of the book from its high of 17.8Moz at 31 December 2000 to 7.01Moz at 30 June 2004. At the level of 7.01Moz, the hedge book had been reduced to cover an average of 22% of the annual production from AngloGold assets over the next five years. However, following the business combination with Ashanti, the combined hedge books amounted to 12.7Moz as at the end of September 2004, and the level of cover increased to 40% of five years' production of the group.

The group has previously indicated its intention to continue with the reduction in hedging levels. The argument for this reduction has been further supported by the group's positive view of the gold price in the current market cycle. The group believes that the market circumstances favourable for the gold price are likely to remain in place for some time, and that the gold price will continue to trade in its current range, or higher.

A substantial restructuring of the hedge was commenced in late December 2004 and completed in January 2005. This has resulted in a reduction in the net delta of the combined hedge by some 2.2Moz or 69t of gold, down to a net hedge delta of 10.49Moz at 31 December 2004. The restructured hedge now represents cover equal to 31% of five years' production spread over a ten-year period. The reduction of 2.2Moz in this one quarter is of the same order of magnitude as the substantial reduction achieved in hedge restructuring by AngloGold through the second quarter of 2002.

Notwithstanding a spot price at 31 December 2004 that was $16/oz higher than that at 30 September 2004, the marked-to-market valuation of the hedge book at the end of the year is almost unchanged quarter-on-quarter at negative $1,161m, compared with negative $1,139m at the end of the third quarter. By comparison, the marked-to-market value of the now restructured book at the same spot price of $418.80/oz at which the 30 September valuation was undertaken, would result in a negative value of $922m, reflecting a positive variance of $217m.

This improvement was achieved through a combination of the elimination from the hedge of lower-priced contracts and the cash injection of $83m into the book in the final quarter of 2004, followed by a further $76m in January 2005.

The level of cover for 2005 is at approximately 10% of projected production for that year, while in 2006 it is at approximately 17% of projected production.

In broad terms, the steps undertaken in the restructuring included:
● the effective buy-back of poorly-priced forward and call option contracts in years 2005, 2006 and 2007 in order to remove the concentration of hedging in these years following the incorporation of the Ashanti hedge book, and to increase exposure to the spot price of gold in this period; and
● the sale of new forward and call options contracts in the years beyond 2007 at higher gold prices than had been the case in the previous hedge structure, and spread more evenly than in the previous hedge structure.

Because of the nature of the prevailing accounting treatment for derivative contracts, much of the restructuring of the hedge has been effected by overlaying the existing hedge commitments with new contracts in order to achieve the effect of buying-back and replacing with new contracts at different dates and rates. The cash earnings will reflect the significantly greater exposure of the company to the spot price during 2005 and 2006 in particular. Beyond these years, the significantly higher contracted prices in the restructured forward positions will provide further benefit.

It is the intention of management to continue to actively manage the hedge book. This includes delivering into contracts, continuing to reduce the size of the book, and continuing to seek the maximum economic benefit from the book.

As much of the impact of the restructuring as possible has been taken in the fourth quarter of 2004. What remained to be concluded of the restructuring after the year-end was the apportionment of the net long position against existing short forward positions, and the roll-out of the balance of the longer-dated new forward and option positions that complete the restructuring. The shortfall in the received price in relation to the average spot price for the fourth quarter of 2004 was a consequence of both the bunching of Ashanti hedge contracts at year-end and the restructuring of the hedge book, and a gap of this magnitude is not expected to recur in anticipated market conditions.

For the year ahead, it is the company's intention to track the spot price more closely than the previous quarter and to manage the hedge book actively with the goal of moderating any negative impact on the price received of the remaining lower-priced hedge positions in the year.

Net delta open hedge position as at 31 December 2004

The group had the following net forward-pricing commitments outstanding against future production.

38 Financial risk management activities (continued)

Table A: Summary: All open contracts in the group's gold hedge position as at 31 December 2004

Year	2005	2006	2007	2008	2009	2010-2014	Total
Dollar/Gold							
Forward contracts							
Amount (kg)	34,021	30,428	35,481	29,111	25,324	48,745	203,110
$/oz	$315	$338	$343	$363	$377	$395	$357
Restructure longs*							
Amount (kg)	17,676						17,676
$/oz	$440						$440
Put options purchased							
Amount (kg)	3,381	5,481	1,455				10,317
$/oz	$347	$355	$292				$344
Put options sold							
Amount (kg)	6,221	4,354		855	1,882	9,409	22,721
$/oz	$397	$339		$390	$400	$430	$400
Call options purchased							
Amount (kg)	9,880	3,030	2,003				14,913
$/oz	$340	$353	$361				$345
Call options sold							
Amount (kg)	29,490	18,017	20,375	26,179	22,852	57,604	174,517
$/oz	$363	$386	$372	$377	$399	$455	$403
Rand/Gold							
Forward contracts							
Amount (kg)					933		933
R/kg					R116,335		R116,335
Put options purchased							
Amount (kg)		1,875					1,875
R/kg		R93,602					R93,602
Put options sold							
Amount (kg)	8,025	1,400					9,425
R/kg	R80,840	R88,414					R81,965
Call options sold							
Amount (kg)	12,657	4,517	311		2,986	5,972	26,443
R/kg	R88,509	R102,447	R108,123		R202,054	R223,756	R134,486

38   Financial risk management activities (continued)

Table A: Summary: All open contracts in the group's gold hedge position as at 31 December 2004

Year	2005	2006	2007	2008	2009	2010-2014	Total
Australian Dollar/Gold							
Forward contracts							
Amount (kg)	2,969	3,110	8,398	3,110	3,390	3,110	24,087
A$/oz	A$560	A$746	A$650	A$673	A$667	A$692	A$662
Put options purchased							
Amount (kg)	1,244						1,244
A$/oz	A$585						A$585
Put options sold							
Amount (kg)	2,644						2,644
A$/oz	A$565						A$565
Call options purchased							
Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
A$/oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold							
Amount (kg)	1,711						1,711
A$/oz	A$597						A$597
Total net gold							
Delta (kg)**	32,280	44,577	57,531	52,221	47,107	92,492	326,208
Delta (oz)**	1,037,825	1,433,182	1,849,662	1,678,942	1,514,523	2,973,683	10,487,817

*   At 31 December 2004, the group was in the process of restructuring the hedge book and had acquired a long spot position in gold. This long gold position will be applied to the restructure during the first quarter of 2005.

**   The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2004.

Dollar/Silver							
Put options purchased							
Amount (kg)	43,545	43,545	43,545				130,635
$/oz	$7.11	$7.11	$7.40				$7.21
Put options sold							
Amount (kg)	43,545	43,545	43,545				130,635
$/oz	$6.02	$6.02	$5.93				$5.99
Call options sold							
Amount (kg)	43,545	43,545	43,545				130,635
$/oz	$8.11	$8.11	$8.40				$8.21

146

38 Financial risk management activities (continued)

Table B: Summary: All open contracts in the group's currency hedge position at 31 December 2004

Year	2005	2006	2007	2008	2009	2010-2014	Total
Rand/Dollar (000)							
Forward contracts							
Amount ($)	130,509						130,509
R per $	R5.71						R5.71
Call options sold							
Amount ($)	65,000						65,000
R per $	R5.72						R5.72
Australian Dollar (000)							
Forward contracts							
Amount ($)	55,237	39,222					94,459
$ Per A$	$0.59	$0.75					$0.65
Call options sold							
Amount ($)	20,000	20,000					40,000
$ Per A$	$0.76	$0.74					$0.75
Brazilian Real (000)							
Put options purchased							
Amount ($)	600						600
BRL per $	BRL3.38						BRL3.38
Put options sold							
Amount ($)	600						600
BRL per $	BRL3.21						BRL3.21
Call options sold							
Amount ($)	600						600
BRL per $	BRL3.55						BRL3.55

The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy.

Forward sales contracts require the future delivery of gold at a specified price.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.

The marked-to-market value of all hedge transactions making up the hedge position was a negative $1.161bn (negative R6.58bn) as at 31 December 2004 (as at 31 December 2003: negative $663.7m – negative R4.4bn). These values were based on a gold price of $434.70/oz, exchange rates of $1 = R5.67 and A$1 = $0.7745 and the prevailing market interest rates and volatilities at the time.

38   Financial risk management activities (continued)

Net delta open hedge position as at 25 January 2005

As at 25 January 2005, following further restructuring of the hedge book, the group had outstanding, the following forward-pricing commitments against future production. The total net delta of the hedge on this date was 10.49Moz or 326t (at 31 December 2004: 10.49Moz or 326t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $993m (negative R5.869bn) as at 25 January 2005 (as at 31 December 2004: $1.161bn or R6.583bn).

This value was based on a gold price of $426.35 per ounce, exchange rates of $1 = R5.93 and A$1 = $0.7710 and the prevailing market interest rates and volatilities at 25 January 2005.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

Year	2005	2006	2007	2008	2009	2010-2014	Total
Dollar Gold							
Forward contracts							
Amount (kg)	8,127	19,510	32,993	30,076	26,288	53,566	170,560
$ per oz	$231	$336	$344	$365	$380	$402	$365
Put options purchased							
Amount (kg)	9,135	8,592	1,455				19,182
$ per oz	$334	$345	$292				$336
Put options sold							
Amount (kg)	6,221	4,354		855	1,882	9,409	22,721
$ per oz	$386	$339		$390	$400	$430	$397
Call options purchased							
Amount (kg)	15,001	3,435	2,003				20,439
$ per oz	$338	$350	$361				$342
Call options sold							
Amount (kg)	29,117	20,466	23,330	27,536	26,211	76,155	202,815
$ per oz	$366	$392	$381	$380	$407	$468	$416
Rand Gold							
Forward contracts							
Amount (kg)					933		933
Rand per oz					R116,335		R116,335
Put options purchased							
Amount (kg)		1,875					1,875
Rand per oz		R93,602					R93,602
Put options sold							
Amount (kg)	8,025	1,400					9,425
Rand per oz	R81,457	R88,414					R82,491
Call options purchased							
Amount (kg)							
Rand per oz							
Call options sold							
Amount (kg)	12,657	4,517	311		2,986	5,972	26,443
Rand per oz	R89,054	R102,447	R108,123		R202,054	R223,756	R135,747

38 Financial risk management activities (continued)

Year	2005	2006	2007	2008	2009	2010-2014	Total
Australian Dollar Gold							
Forward contracts							
Amount (kg)	2,036	3,110	8,398	3,110	3,390	3,110	23,154
A$ per oz	A$573	A$746	A$650	A$673	A$667	A$692	A$667
Put options purchased							
Amount (kg)	1,244						1,244
A$ per oz	A$585						A$585
Put options sold							
Amount (kg)	3,110						3,110
A$ per oz	A$553						A$553
Call options purchased							
Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
A$ per oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold							
Amount (kg)	3,110						3,110
A$ per oz	A$577						A$577
Total net gold*							
Delta (kg)	22,017	34,937	56,920	54,089	50,034	108,534	326,531
Delta (oz)	707,862	1,123,249	1,830,018	1,738,999	1,608,628	3,489,444	10,498,200

* The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 25 January 2005.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates.

The syndicated $600 million facility was repaid on 4 February 2005, and a new three-year $700 million syndicated facility was signed in January 2005, with an interest rate of LIBOR plus 0.4% per annum.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements.

Investment maturity profile

Maturity date	Currency	Fixed rate investment amount million	Effective rate %	Floating rate investment amount million	Effective rate %
Less than one year	USD	6	1.6	134	1.9
	ZAR	78	6.2	27	5.9
	AUD	27	3.7	1	5.7
	EUR			6	2.4
	GHC	23,631	14.0		
	BRL			197	17.8
	ARS			3	1.0

38 Financial risk management activities (continued)

Borrowing maturity profile (Note 29)

	Within one year		Between one and two years		Between two and five years		After five years	
Currency	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %
$	306	3.5	4	6.2	926	2.4	6	3.7
ZAR	73[1]	–			1,984	10.5		

Interest rate risk

	Fixed for less than one year		Fixed for between one and three years		Fixed for greater than three years		
Currency	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	Borrowings amount million	Effective rate %	Total borrowings amount million
$	312	3.5	9	6.1	921	2.4	1,242
ZAR	73[1]	–			1,984	10.5	2,057

[1] Represents the interest accrual on the corporate bond as at 31 December 2004

Interest rate swaps

The group entered into a convertible interest rate swap. The swap is a derivative instrument as defined by IAS39 and has been designated as a fair value hedge. The swap hedges the group's exposure to fair value changes on the $1 billion convertible bond attributable to changes in interest rates and has the effect of swapping the 2.375% fixed coupon into a LIBOR-based floating rate. The swap, like the bond, matures in February 2009, but has the additional feature that in the event of early conversion, the swap notional reduces in the same proportion. A derivative liability and a corresponding reduction to long-term debt of $10m, R55m were recorded for the fair market value of the swap. As the swap is considered an integral part of the bond, the interest expense on the convertible bond is disclosed after adjusting such expense for the interest income and expense under the swap.

The group has vanilla interest rate swap agreements to convert $133m (R750m) of its $354m (R2,000m) fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond and receives interest at a fixed rate of 10.5% and pays floating JIBAR (reset quarterly) plus a spread of 0.915%.

This transaction matures in August 2008. The swap is subsequently re-measured at fair value, but is not designated as a fair value hedge. The marked-to-market value of the transaction was a positive $8m (R45m) as at 31 December 2004.

Credit risk

Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions of good credit quality. Where possible, management tries to ensure that netting agreements are in place.

Trade debtors comprise a small group of international companies. No provision for doubtful debts was made as the principal debtors continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group believes that no concentration of credit exists.

38   Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the group's financial instruments as at 31 December 2004 are as follows:

Type of instrument

	2004		2003	
Figures in million	Carrying amount	Fair value	Carrying Amount	Fair Value
US Dollars				
Other investments (Note 21)	40	40	12	12
Other non-current assets (Note 25)	106	106	151	151
Trade and other receivables (Note 26)	309	309	219	219
Cash and cash equivalents (Note 27)	312	312	505	505
Borrowings (Note 29)	1,605	1,679	1,158	1,168
Trade and other payables (Note 32)	470	470	350	350
Derivatives comprise the following:	(337)	(1,161)	(299)	(659)
Forward sale commodity contracts	(172)	(666)	(225)	(350)
Option contracts	(177)	(507)	(84)	(319)
Foreign exchange contracts	16	16	3	3
Foreign exchange option contracts	(2)	(2)	2	2
Interest rate swaps	(2)	(2)	5	5

Type of instrument

	2004		2003	
Figures in million	Carrying amount	Fair value	Carrying Amount	Fair Value
SA Rands				
Other investments (Note 21)	223	223	81	81
Other non-current assets (Note 25)	601	601	1,000	1,000
Trade and other receivables (Note 26)	1,747	1,747	1 461	1 461
Cash and cash equivalents (Note 27)	1,758	1,758	3 367	3 367
Borrowings (Note 29)	9,062	9,523	7 723	7 789
Trade and other payables (Note 32)	2,650	2,650	2 339	2 339
Derivatives comprise the following:	(1,901)	(6,583)	(1 991)	(4 394)
Forward sale commodity contracts	(972)	(3,787)	(1 497)	(2 331)
Option contracts	(998)	(2,865)	(560)	(2 129)
Foreign exchange contracts	90	90	21	21
Foreign exchange option contracts	(10)	(10)	13	13
Interest rate swaps	(11)	(11)	32	32

The fair value amounts include off-balance sheet designated hedges, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.

38   Financial risk management activities (continued)

Derivative maturity profile

	Total	2004 Assets	Liabilities
US Dollars			
Total	**(337)**	**677**	**(1,014)**
Less: Amounts to mature within 12 months of balance sheet date	**43**	**(490)**	**533**
Amounts to mature thereafter	**(294)**	**187**	**(481)**
SA Rands			
Total	**(1,901)**	**3,822**	**(5,723)**
Less: Amounts to mature within 12 months of balance sheet date	**240**	**(2,767)**	**3,007**
Amounts to mature thereafter	**(1,661)**	**1,055**	**(2,716)**

	Total	2003 Assets	Liabilities
US Dollars			
Total	(299)	471	(770)
Less: Amounts to mature within 12 months of balance sheet date	64	(377)	441
Amounts to mature thereafter	(235)	94	(329)
SA Rands			
Total	(1 991)	3 145	(5 136)
Less: Amounts to mature within 12 months of balance sheet date	427	(2 515)	2 942
Amounts to mature thereafter	(1 564)	630	(2 194)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets
Listed investments are carried at market value while unlisted investments are carried at directors' valuation. Other non-current assets are carried at discounted value.

Borrowings
The fair values of listed fixed rate debt and the convertible bonds are shown at their market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2004.

The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The group uses volatility input supplied by one of the leading market participants, an international merchant bank. The group believes that no other possible alternative would result in significantly different fair value estimations.

39   Events after balance sheet date

$700m syndicated loan facility

AngloGold Ashanti Limited has signed a new three-year loan facility agreement for $700m to replace the $600m facility which matured in February 2005. This facility will be used to repay the maturing facility and for general corporate purposes. The new facility will reduce the group's cost of borrowings, as the borrowing margin over LIBOR will reduce from 70 basis points to 40 basis points.

New expansion projects

On 26 January 2005, the AngloGold Ashanti board approved the $121m Cuiabá Deepening Project in Brazil, which is expected to increase production from that mine from 190,000 ounces per year to 250,000 ounces per year within two years of the project's completion. The Cuiabá life-of-mine should be extended by six years and production over this period should increase by 1.86Moz.

Discontinued operations

The Ergo reclamation surface operation is to be discontinued during 2005. The operation forms part of South Africa under the segmental reporting analysis. Ergo has reached the end of its economic useful life. After a detailed investigation of several options and scenarios, management decided on 1 February 2005 that closure at the operation will commence on 31 March 2005. This is expected to be completed before the end of 2005. The remaining available tonnage will be treated and cleaned through the tailings facility. The tangible assets have been impaired and the liabilities are fully provided at $37m, R212m as detailed in the analysis below.

2003	2004	Figures in million	2004	2003
SA Rands			**US Dollars**	
		The discontinued operations include the following:		
547	**560**	Revenue	**87**	73
(570)	**(627)**	Operating and closure expenses	**(98)**	(76)
2	**25**	Realised non-hedge derivatives	**4**	–
(21)	**(42)**	Loss before taxation	**(7)**	(3)
–	**–**	Taxation	**–**	–
(21)	**(42)**	Loss after taxation	**(7)**	(3)
9	**16**	Basic loss – cents per share	**3**	1
9	**16**	Diluted loss – cents per share	**3**	1
21	**42**	Net cash outflow from operating activities	**7**	3
–	**–**	Net cash outflow from investing activities	**–**	–
–	**–**	Net cash outflow from financing activities	**–**	–
		Assets		
5	**5**	Tangible assets – land	**1**	1
119	**131**	Environmental Rehabilitation Trust Fund	**23**	18
7	**5**	Gold inventory in process	**1**	1
131	**141**		**25**	20
		Liabilities		
104	**138**	Environmental rehabilitation	**24**	16
22	**22**	Post-retirement medical liability	**4**	3
14	**17**	Leave pay and bonus provisions	**3**	2
37	**35**	Current liabilities	**6**	5
177	**212**		**37**	26

During 2005 and until the final date of closure, it is estimated that the operation will earn $15m, R108m in revenue, incur operational and closure costs of $38m, R266m and consequently report a loss from the operating and closure activities of $23m, R158m. This is equivalent to a basic loss of 9 US cents or 60 SA cents per share.

Company income statement

The company annual financial statements represent the South African operations and corporate office. These company annual financial statements are a statutory requirement, and are accordingly presented in SA rands only.

Figures in million	Notes	2004	2003
		SA Rands	
Revenue	1	**8,185**	9,245
Gold income	1	**7,749**	8,845
Cost of sales	2	**(6,774)**	(6,762)
		975	2,083
Corporate administration and other expenses		**(297)**	(283)
Market development costs		**(79)**	(115)
Net inter-company royalties, dividends and interest		**–**	(189)
Exploration costs		**(144)**	(128)
Amortisation of intangible assets		**(5)**	(5)
Impairment of tangible assets	Group 18	**–**	(247)
Non-hedge derivative (loss) gain		**(523)**	877
Other operating expenses	3	**(27)**	(101)
Abnormal items	4	**–**	(122)
Operating (loss) profit		**(100)**	1,770
Interest receivable		**183**	185
Other net income	5	**1**	10
Finance costs and unwinding of decommissioning obligation	6	**(276)**	(196)
Fair value gains on interest rate swaps		**12**	38
Profits on disposal of assets		**–**	10
Debt written off		**–**	(9)
(Loss) profit before taxation	7	**(180)**	1,808
Taxation	9	**641**	(767)
Profit after taxation		**461**	1,041

154 | # Company balance sheet

Figures in million	Notes	2004	2003
			SA Rands
Assets			
Non-current assets			
Tangible assets	10	**10,644**	9,161
Investment in associate	Group 20	**43**	47
Investments in subsidiaries	Page 178	**14,813**	7,257
Other investments	11	**17**	17
Investment in Environmental Rehabilitation Trust	13	**265**	230
Intra-group balances		**144**	832
Derivatives	25	**966**	572
Other non-current assets	14	**53**	369
		26,945	18,485
Current assets			
Inventories	12	**420**	389
Trade and other receivables	15	**377**	535
Derivatives	25	**2,260**	2,106
Current portion of other non-current assets	14	**1**	1
Cash and cash equivalents	16	**92**	1,886
		3,150	4,917
Total assets		**30,095**	23,402
Equity and liabilities			
Shareholders' equity		**17,551**	8,409
Non-current liabilities			
Borrowings	17	**1,984**	1,980
Provisions	18	**1,366**	1,174
Intra-group balances		**1,338**	2,094
Derivatives	25	**928**	959
Deferred taxation	19	**2,821**	3,413
		8,437	9,620
Current liabilities			
Trade and other payables	20	**1,184**	1,507
Current portion of borrowings	17	**73**	1,627
Derivatives	25	**2,569**	2,187
Taxation		**281**	52
		4,107	5,373
Total liabilities		**12,544**	14,993
Total equity and liabilities		**30,095**	23,402

Company cash flow statement

Figures in million	Notes	2004	2003
		SA Rands	
Cash flows from operating activities			
Receipts from customers		**8,048**	8,952
Payments to suppliers and employees		**(6,524)**	(6,779)
Cash generated from operations	22	**1,524**	2,173
Interest received		**142**	149
Environmental contributions	13	**(35)**	(45)
Dividends received from associates	Group 20	**–**	9
Finance costs		**(276)**	(120)
Recoupments tax received: Free State assets		**–**	681
Recoupments tax paid: Free State assets		**–**	(681)
Taxation paid		**–**	(452)
Net cash inflow from operating activities		**1,355**	1,714
Cash flows from investing activities			
Capital expenditure	10		
– to expand operations		**(1,022)**	(545)
– to maintain operations		**(1,083)**	(1,302)
Proceeds from disposal of tangible assets		**4**	10
Proceeds from disposal of investments		**–**	1
Other investments acquired		**(234)**	(1)
Intra-group loans		**2,000**	871
Loans advanced		**–**	(2)
Repayment of loans advanced		**402**	2
Utilised in hedge restructure		**(703)**	–
Net cash (outflow) from investing activities		**(636)**	(966)
Cash flows from financing activities			
Proceeds from issue of share capital		**22**	63
Share issue expenses		**(1)**	(2)
Proceeds from borrowings		**229**	2,184
Repayment of borrowings		**(1,794)**	(412)
Dividends paid	Group 17	**(1,197)**	(2,336)
Proceeds from hedge restructure		**228**	–
Net cash outflow from financing activities		**(2,513)**	(503)
Net (decrease) increase in cash and cash equivalents		**(1,794)**	245
Cash and cash equivalents at beginning of year		**1,886**	1,641
Net cash and cash equivalents at end of year	16	**92**	1,886

Company statement of changes in equity

Figures in million	Ordinary and preference share capital	Ordinary and preference share premium	Non-distri-butable reserves[1]	Foreign currency translation[1]	Other compre-hensive Income[2]	Retained earnings	Equity
SA Rands							
Balance at 31 December 2002	57	9,863	141	(476)	(581)	832	9,836
Profit after taxation						1,041	1,041
Dividends (Group note 17)						(2,336)	(2,336)
Ordinary shares issued		61					61
Net loss on cash flow hedges removed from equity and reported in income					85		85
Net gain on cash flow hedges					71		71
Deferred taxation on cash flow hedges					(92)		(92)
Net gain on repayment of net investment				3			3
Translation				(260)			(260)
Balance at 31 December 2003	57	9,924	141	(733)	(517)	(463)	8,409
Profit after taxation						461	461
Dividends (Group note 17)						(1,197)	(1,197)
Ordinary shares issued	10	9,309					9,319
Net loss on cash flow hedges removed from equity and reported in income					276		276
Net gain on cash flow hedges					482		482
Deferred taxation on cash flow hedges					(278)		(278)
Translation				79			79
Balance at 31 December 2004	67	19,233	141	(654)	(37)	(1,199)	17,551
Note	Group Note 28	Group Note 28					

[1] Non-distributable reserves comprise a surplus on disposal of company shares within the group of R141m (2003: R141m). Foreign currency translation represents a downward revaluation of foreign denominated loans and intra-group balances R654m (2003: R733m).

[2] Other comprehensive income represents the effective portion of fair value gains or losses in respect of cash flow hedges until the underlying transaction occurs, upon which the gains or losses are recognised in earnings.

Notes to the company financial statements

Figures in million	2004	2003
	SA Rands	
1 Revenue		
Revenue consists of the following principal categories:		
Gold income	**7,749**	8,845
Sale of uranium, silver and sulphuric acid	**253**	215
Interest receivable	**183**	185
	8,185	9,245
2 Cost of sales		
Cash operating costs	**5,715**	6,174
Other cash costs	**53**	52
Total cash costs	**5,768**	6,226
Retrenchment costs (Note 8)	**52**	27
Rehabilitation and other non-cash costs	**165**	75
Production costs	**5,985**	6,328
Amortisation of tangible assets (Notes 7,10 and 22)	**753**	415
Total production costs[1]	**6,738**	6,743
Decrease in inventories	**36**	19
	6,774	6,762

[1] A reassessment has been made of the useful life of on-reef ore reserve development expenditure with effect 1 January 2004. The impact of the reassessment is that costs are expensed over a longer period than was previously estimated. The effect of the change on the current year's results is a decrease in cash operating costs of R606m, an increase in amortisation of tangible assets of R261m resulting in a net decrease of total production costs of R345m.

The effect on future periods is not determinable.

	2004	2003
3 Other operating expenses		
Post-retirement medical expenses for disposed mines and medical aid scheme losses	**27**	101
4 Abnormal items		
Abnormal items consist of the following items:		
Provision for post-retirement medical liability	**–**	214
Reversal of over-provisions in decommissioning (Note 18)	**–**	(46)
Reversal of over-provisions in restoration (Note 18)	**–**	(46)
Abnormal items before taxation (Note 22)	**–**	122
Taxation		
– Current taxation on foreign exchange losses on borrowings (Note 9)	**–**	(59)
– Deferred taxation (Note 9)	**–**	56
– provision for post-retirement medical liability	**–**	98
– over-provisions in decommissioning and restoration liabilities	**–**	(42)
Abnormal items after taxation	**–**	119

Figures in million	2004	2003
	SA Rands	

5 Other net income

	2004	2003
Profit from associates after taxation (Note 22 and Group Note 20)	1	12
Foreign exchange loss on transactions other than sales	–	(2)
	1	10

6 Finance costs and unwinding of decommissioning obligation

	2004	2003
Finance costs on bank loans and overdrafts	6	98
Finance costs on corporate bond	215	73
Other finance costs	79	14
	300	185
Less: amounts capitalised (Note 10)	(67)	–
	233	185
Unwinding of decommissioning obligation (Note 18)	43	11
(Note 22)	276	196

7 (Loss) profit before taxation

(Loss) profit before taxation is arrived at after taking account of:
Auditors' remuneration

	2004	2003
– Statutory audit fees	7	5
– Under provision prior year	1	–
– Other assurance services	2	2
Other professional services[1]	8	–
	18	7

[1] Other professional services include valuations, internal audit, consultancy services, tax advisory services and remuneration and technical reviews.

	2004	2003
Amortisation of tangible assets (Notes 2, 10 and 22)		
Owned assets	753	415
Grants for educational and community development	24	29
Operating lease charges	27	29

At 31 December 2004, the company was committed to making the following payments in respect of operating leases for amongst others, hire of plant and machinery and land and buildings:

Expiry within:

	2004	2003
– One year	5	–
– Between 1-2 years	1	9
– Between 2-5 years	3	–
– After 5 years	1	–
	10	9

Figures in million	2004	2003
	SA Rands	
8 Employee benefits		
Employee benefits including executive directors' salaries and other benefits	**3,479**	3,197
Health care and medical scheme costs		
– current medical expenses	**217**	246
– defined benefit post-retirement medical expense (Note 18)	**116**	226
Contributions to pension and provident plans		
– defined contribution	**187**	151
– defined benefit	**34**	62
Retrenchment costs (Note 2)	**52**	27
Included in cost of sales and other operating expenses	**4,085**	3,909
Defined benefit pension plan expense		
– current service cost	**40**	32
– interest cost	**92**	106
– expected return on plan assets	**(95)**	(92)
– recognised past service cost	**–**	16
– actuarial gain	**(3)**	–
(Note 18)	**34**	62
Defined benefit post-retirement medical expense		
– current service cost	**3**	3
– interest cost	**104**	89
– recognised past service cost	**9**	134
(Note 18)	**116**	226
Actual return on plan assets		
Defined benefit pension plan (Note 18)	**219**	120
9 Taxation		
Current taxation		
Mining taxation	**–**	27
Non-mining taxation	**229**	108
Under provision prior year	**–**	30
Taxation on abnormal items (Note 4)	**–**	(59)
Capital gains tax	**–**	38
Recoupments tax on Free State disposal	**–**	(6)
	229	138
Deferred taxation		
Temporary differences	**132**	512
Unrealised non-hedge derivatives	**(199)**	286
Taxation on abnormal items (Note 4)	**–**	(56)
Impairment	**–**	(113)
Change in estimated deferred tax rate[1]	**(803)**	–
(Note 19)	**(870)**	629
	(641)	767

[1] During 2004 the estimates were revised to reflect the future anticipated taxation rate at the time the temporary differences reverse.

9 Taxation (continued)

Tax reconciliation

A reconciliation of the mining and non-mining tax rate compared with that charged in the income statement is set out in the following table:

| | 2004 | | 2003 | |
| | Non-mining | Mining | Non-mining | Mining |
	%	%	%	%
Future anticipated tax rate	38	38	38	46
Disallowed expenditure	(2)	14	4	12
Non-mining losses transferred to mining taxation	–	–	(1)	1
Mining capital allowances without tax cover	–	(28)	–	4
Non-taxable profit based on Gold Formula	–	–	–	4
Dividends received	–	–	(13)	–
Taxable items not forming part of the income statement	(6)	(1)	12	–
Royalties	–	–	–	(28)
Other	(2)	2	2	3
Impact of prior year under provisions	(33)	–	–	–
Change in estimated deferred tax rate	–	(154)	–	–
Effective tax rate	(5)	(129)	42	42
Add back:				
Impact of prior year under provisions	33	–	–	–
Change in estimated deferred tax rate	–	154	–	–
Adjusted effective tax rate	28	25	42	42

10 Tangible assets

	Mine development costs	Mine infra-structure	Mineral rights, dumps and exploration properties	Land	Total
SA Rands					
Cost					
Balance at beginning of year	11,046	3,438	699	20	15,203
Additions					
– expand operations	829	188	5	–	1,022
– maintain operations	1,001	82	–	–	1,083
Transfers and other movements	66	(4)	2	–	64
Finance costs capitalised (Note 6)	67	–	–	–	67
Balance at end of year	13,009	3,704	706	20	17,439
Accumulated amortisation					
Balance at beginning of year	3,672	2,260	110	–	6,042
Amortisation for the year					
(Notes 2, 7 and 22)	627	85	41	–	753
Transfers and other movements	19	(19)	–	–	–
Balance at end of year	4,318	2,326	151	–	6,795
Net book value at 31 December 2004	**8,691**	**1,378**	**555**	**20**	**10,644**
Net book value at 31 December 2003	7,374	1,178	589	20	9,161

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65%.

Figures in million	2004	2003	161
	SA Rands		

11 Other investments

Unlisted investments

Balance at beginning of year	17	18
Disposals	–	(1)
Balance at end of year (Note 25)	17	17
Directors' valuation of unlisted investments	17	17

12 Inventories

Gold in process	165	201
Gold on hand	1	–
By-products	77	39
Total metal inventories	243	240
Consumable stores	177	149
	420	389

13 AngloGold Environmental Rehabilitation Trust

Balance at beginning of year	230	185
Contributions	35	45
Balance at end of year	265	230

14 Other non-current assets

Unsecured

Defined benefit pension net asset (Note 18)	44	–
Loans and receivables originated		
Deferred purchase consideration in respect of the sale of the Free State assets	–	360
Other	10	10
	54	370
Less: Current portion of non-current assets included in current assets	1	1
Balance at end of year (Note 25)	53	369

15 Trade and other receivables

Trade debtors	75	120
Prepayments and accrued income	58	190
Value added taxation	53	77
Other debtors	191	148
(Note 25)	377	535

Figures in million	2004	2003
	SA Rands	

16 Cash and cash equivalents

Cash and deposits on call	92	1,023
Money market instruments	–	863
(Note 25)	92	1,886

17 Borrowings

Unsecured		
Corporate Bond [1]	2,057	2,052
Syndicated loan facility	–	1,555
Total borrowings (Note 25)	2,057	3,607
Less: Current portion of borrowings included in current liabilities	73	1,627
Total long-term borrowings	1,984	1,980
Amounts falling due:		
Within one year	73	1,627
Between two and five years	1,984	1,980
(Note 25)	2,057	3,607
Currency		
The currency in which the borrowings are denominated is as follows:		
SA rands	2,057	2,052
US dollars	–	1,555
	2,057	3,607
Undrawn facilities		
Undrawn borrowing facilities as at 31 December 2004 are as follows:		
Syndicated loan – US dollar	–	1,120
[1] Corporate bond		
Senior unsecured fixed rate bond	2,000	2,000
Less: Unamortised discount and bond issue costs	16	20
	1,984	1,980
Add: accrued interest	73	72
	2,057	2,052

On 21 August 2003, AngloGold Ashanti launched and priced an issue of senior unsecured fixed rate bond in an aggregate principal amount of R2,000m, with semi-annual coupons payable at a rate of 10.5% per annum. This bond is repayable on 28 August 2008.

Figures in million	2004	2003
	SA Rands	

18 Provisions

Defined benefit post-retirement medical provision		
Balance at beginning of year	**850**	680
Charge to income statement (Note 8)	**116**	226
Utilised during the year	**(117)**	(56)
Balance at end of year	**849**	850

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method.

The assumptions used in calculating the above defined benefit post-retirement medical obligation are as follows:	**%**	%
Discount rate	**9.0**	10.0
Expected increase in health care costs	**5.0**	5.0

The normal retirement age is 60 years, and fully eligible age is 55 years.

The last statutory valuation was performed as at 31 December 2002. Calculations are performed in the years when a statutory valuation is not performed and events and movements that could impact the valuation between the date of the interim valuation performed at 30 September 2004 and the date of the balance sheet have been considered. The South African post-retirement medical plan is an unfunded plan.

The date of the next statutory actuarial valuation is 31 December 2005.

Defined benefit pension plan (Note 21)		
Balance at beginning of year	**–**	–
Expense per income statement (Note 8)	**34**	62
Contributions paid – company	**(78)**	(62)
Transferred to other non-current assets (Note 14)	**(44)**	–
Defined benefit pension fund		
Present value of fund obligation	**1,218**	1,089
Fair value of fund assets	**(1,150)**	(920)
	68	169
Unrecognised actuarial loss	**(112)**	(169)
Recognised asset on balance sheet	**(44)**	–
Market value of plan assets (Group note 30)	**1,150**	920

164

Figures in million	2004	2003
	SA Rands	

18 Provisions (continued)

Plan assets are made up as follows:

	2004	2003
Domestic equities	633	549
Foreign equities	112	75
Domestic fixed interest bonds	329	191
Foreign fixed interest bonds	34	34
Cash	42	71
	1,150	920
Actual return on plan assets		
Expected return on plan assets	95	92
Actuarial gain on plan assets	124	28
(Note 8)	**219**	120

The assumptions used in calculating the above defined benefit pension plan obligation are as follows:

	%	%
Discount rate	7.5	8.5
Pension increase	2.9	3.6
Rate of compensation increase	5.0	5.0
Expected return on plan assets	7.5	8.5

The rate of compensation increase assumption is 5% for 2005 and 4% thereafter.

A statutory valuation of the defined benefit pension fund was performed as at 31 December 2002, which showed that the fund was in deficit. The rate of the company contribution to the fund was reviewed and increased during the year. A formal additional funding plan was submitted and approved by the Financial Services Board. According to this plan, the company funded R32m in 2004 and a further R167m in real terms will be funded from 2005 to 2011. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pension as well as returns on investments. Calculations for the pension fund's financial position are carried out in years when a statutory valuation is not performed and events and movements that could impact on the valuation between the date of the interim valuation performed at 30 September 2004 and the balance sheet date have been considered.

The date of the next statutory actuarial valuation is 31 December 2005.

All funds are governed by the Pension Funds Act of 1956 as amended.

Environmental rehabilitation obligations
Provision for decommissioning

	2004	2003
Balance at beginning of year	191	226
Change in estimates[1]	64	–
Unwinding of decommissioning obligation (Note 6)	43	11
Reversal of overprovision in decommissioning (Note 4)	–	(46)
Balance at the end of year	**298**	191

Provision for restoration

	2004	2003
Balance at beginning of year	133	162
Reversal of overprovision (Note 4)	–	(46)
Charge to income statement	86	17
Balance at end of year	**219**	133
Total environmental rehabilitation obligation	**517**	324
Total provisions	**1,366**	1,174

[1] The change in estimate relates to adjustments required as a result of regulatory requirements. The effect of the change in estimates for the current year is an increase in the decommissioning asset of R64m. The effect on future periods is not determinable.

Figures in million	2004	2003
	SA Rands	
19 Deferred taxation		
Deferred taxation relating to temporary differences is made up as follows:		
Liabilities		
Tangible assets	**3,386**	3,927
Inventories	**57**	93
Derivatives	**159**	119
Other	**17**	36
	3,619	4,175
Assets		
Provisions	**411**	498
Derivatives	**257**	264
Tax losses	**130**	–
	798	762
Deferred taxation liability	**2,821**	3,413
The movement on the deferred tax liability is as follows:		
Balance at beginning of year	**3,413**	2,692
Income statement charge (Note 9)	**(870)**	629
Taxation of other comprehensive income	**278**	92
Balance at end of year	**2,821**	3,413
20 Trade and other payables		
Trade creditors	**395**	335
Accruals	**218**	142
Other creditors	**571**	715
Accrued purchase consideration for mineral rights acquired from Gold Fields Limited	**–**	315
(Note 25)	**1,184**	1,507

21 Defined contribution retirement benefits

South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administered funds separately from the company's assets. The cost of providing these benefits amounted to R187m (2003: R151m) during the year.

22 Cash generated from operations

	2004	2003
(Loss) profit before taxation	**(180)**	1,808
Adjusted for:		
Non-cash movements	**98**	14
Movement on non-hedge derivatives	**986**	(633)
Amortisation of tangible assets (Notes 2, 7 and 10)	**753**	415
Interest receivable (Note 1)	**(183)**	(185)
Profit from associates after taxation (Note 5)	**(1)**	(12)
Abnormal items (Note 4)	**–**	122
Finance costs and unwinding of decommissioning obligation (Note 6)	**276**	196
Amortisation of intangible asset of associate	**4**	5
Impairment of tangible assets	**–**	247
Debt written off	**–**	9
Profit on disposal of assets	**(4)**	(10)
Movements in working capital	**(225)**	197
	1,524	2,173

Figures in million	2004	2003
	SA Rands	

22 Cash generated from operations (continued)

Movements in working capital:

(Increase) decrease in inventories	(30)	8
Decrease (increase) in trade and other receivables	69	(139)
(Decrease) increase in trade and other payables	(264)	328
	(225)	197

23 Related parties

Related party transactions are concluded on an arm's length basis. Details of material transactions with those related parties not dealt with elsewhere in the financial statements are summarised below:

SA Rands	2004		2003	
	Purchases from related parties	Amounts owed to related parties	Purchases from related parties	Amounts owed to related parties
Holding company Anglo American plc[1]	34	–	14	–
Fellow subsidiaries of the Anglo American plc group				
Anglo Coal – a division of Anglo Operations Limited	6	2	–	–
Boart Longyear Limited – mining services	48	5	77	7
Mondi Limited – timber	101	10	86	7
Scaw Metals – a division of Anglo Operations Limited – steel and engineering	89	5	86	7
Associates				
Rand Refinery Limited – gold refinery[2]			18	–

Management fees, royalties and dividends from subsidiaries amounted to R31m (2003: R205m).

[1] Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. Transactions with Anglo American plc, previously omitted, have been included in the prior year. The amendments have been made to provide users of the financial statements with additional information.

[2] Rand Refinery was consolidated from 31 December 2003. Prior to this date, Rand Refinery was equity accounted.

24 Commitments

Figures in million	2004	2003
	SA Rands	
Acquisition of tangible assets		
Contracted for	551	569
Not contracted for	3,195	2,856
Authorised by the directors	3,746	3,425
Allocated for:		
Expansion of operations		
– within one year	1,285	478
– thereafter	833	1,453
	2,118	1,931
Maintenance of operations		
– within one year	610	91
– thereafter	1,018	1,403
	1,628	1,494

This expenditure will be financed from existing cash resources and future borrowings.

25   Financial risk management activities

In the normal course of its operations, the company is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and to monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Controlling risk in the company

The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee all treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy, counterpart and dealer limits and provides regular and detailed management reports.

Gold price and currency risk and cash flow hedging

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rates may also have an adverse effect on current or future earnings.

A number of products, including derivatives, are used to manage well-defined gold price and foreign exchange risks that arise out of the company's core business activities. Forward-sales contracts and call and put options are used by the company to protect itself from downward fluctuations in the gold price. These derivatives may establish a minimum price for a portion of future production while maintaining the ability to benefit from increases in the gold price for the majority of future gold production.

Some of the instruments described above are designated and accounted for as cash flow hedges. The hedge forecast transactions are expected to occur over the next 10 years in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.

25 Financial risk management activities (continued)

Hedge book restructure
Refer note 38 in group financial statements.

Net delta open hedge position as at 31 December 2004

The company had the following net forward-pricing commitments outstanding against future production.

Table A: Summary: All open contracts in the company's gold hedge position at 31 December 2004

Year	2005	2006	2007	2008	2009	2010-2014	Total
Dollar/Gold							
Forward contracts							
Amount (kg)	31,319	9,055	106	4,588	5,964	10,964	61,996
$/oz	$397	$344	$810	$386	$440	$479	$408
Restructure longs*							
Amount (kg)	17,676						17,676
$/oz	$440						$440
Put options purchased							
Amount (kg)	1,866	4,354					6,220
$/oz	$393	$372					$378
Put options sold							
Amount (kg)	5,288	4,354		855	1,882	9,409	21,788
$/oz	$389	$339		$390	$400	$430	$398
Call options purchased							
Amount (kg)	9,767	9,269	4,354				23,390
$/oz	$317	$327	$336				$325
Call options sold							
Amount (kg)	16,983	19,261	18,203	18,390	20,147	55,846	148,830
$/oz	$345	$370	$371	$384	$404	$458	$407
Rand/Gold							
Forward contracts							
Amount (kg)					933		933
Amount R/kg					R116,335		R116,335
Put options purchased							
Amount (kg)		1,875					1,875
R/kg		R93,602					R93,602
Put options sold							
Amount (kg)	8,025	1,400					9,425
R/kg	R80,840	R88,414					R81,965
Call options sold							
Amount (kg)	12,657	4,517	311		2,986	5,972	26,443
R/kg	R88,509	R102,447	R108,123		R202,054	R223,756	R134,486
Total net gold							
Delta (kg)**	(28,290)	(345)	11,300	19,434	22,713	51,851	76,663
Delta (oz)**	(909,524)	(11,092)	363,295	624,803	730,223	1,667,010	2,464,715

*   At 31 December 2004 the company was in the process of restructuring the hedge book and acquired a long spot position in gold. This long gold position will be applied to the restructure during the first quarter of 2005.

** The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2004.

25 Financial risk management activities (continued)

Table B: Summary: All open contracts in the company's currency hedge position at 31 December 2004

Year	2005	2006	2007	2008	2009	2010-2014	Total
Forward contracts							
Amount ($)	130,509						130,509
R per $	R5.71						R5.71
Call options sold							
Amount ($)	65,000						65,000
R per $	R5.72						R5.72

The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.

Forward sales contracts require the future delivery of gold at a specified price.

A put option gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

A call option gives the call buyer the right, but not the obligation, to buy gold from the call seller at a predetermined price on a predetermined date.

Interest rate and liquidity risk
Refer Note 38 in group financial statements

Investment maturity profile

		Fixed rate investment amount	Effective rate	Floating rate investment amount	Effective rate
Maturity date	Currency	million	%	million	%
Less than one year	ZAR	–	–	92	6.0

Borrowings maturity profile (Note 17)

		Within one year		Between one and five years	
		Borrowings amount	Effective rate	Borrowings amount	Effective rate
	Currency	million	%	million	%
	ZAR	73[1]	–	1,984	10.5

Interest rate risk

		Within one year		Between one and five years	
		Borrowings amount	Effective rate	Borrowings amount	Effective rate
	Currency	million	%	million	%
	ZAR	73[1]	–	1,984	10.5

[1] Represents the interest accrual on the corporate bond as at 31 December 2004

Interest rate swaps
Refer Note 38 in group financial statements

Credit Risk
Refer Note 38 in group financial statements

25 Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair values of the company's financial instruments as at 31 December 2004 are as follows:

Type of instrument

	2004		2003	
	Carrying	Fair	Carrying	Fair
Figures in million	amount	value	Amount	Value
SA Rands				
Other investments (Note 11)	17	17	17	17
Other non-current assets (Note 14)	9	9	369	369
Trade and other receivables (Note 15)	377	377	535	535
Cash and cash equivalents (Note 16)	92	92	1,886	1,886
Borrowings (Note 17)	2,057	2,207	3,607	3,673
Trade and other payables (Note 20)	1,184	1,184	1,507	1,507
Derivatives comprise the following:	(271)	(2,158)	(468)	(2,132)
Forward sale commodity contracts	172	121	91	(25)
Option contracts	(482)	(2,318)	(593)	(2,141)
Foreign exchange contracts	(3)	(3)	(5)	(5)
Foreign exchange option contracts	(3)	(3)	7	7
Interest rate swaps	45	45	32	32

The fair value amounts include off balance sheet designated hedges, which are not carried on the balance sheet and excluded from the carrying amount. All other derivatives are carried at fair value.

Derivative maturity profile

		2004	
Figures in million	Total	Assets	Liabilities
SA Rands			
Total	(271)	3,226	(3,497)
Less: Amounts to mature within 12 months of balance sheet date	309	(2,260)	2,569
Amounts to mature thereafter	38	966	(928)

		2003	
Figures in million	Total	Assets	Liabilities
SA Rands			
Total	(468)	2,678	(3,146)
Less: Amounts to mature within 12 months of balance sheet date	81	(2,106)	2,187
Amounts to mature thereafter	(387)	572	(959)

25   Financial risk management activities (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Investments and other non-current assets
Listed investments are carried at market value while unlisted investments are carried at directors' valuation. Other non-current assets are carried at discounted value.

Borrowings
The fair value of listed fixed rate debt is shown at its market value. The remainder of debt re-prices on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Derivatives
The fair values of derivatives are estimated based on the ruling market prices, volatilities and interest rates at 31 December 2004.

The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded and are not observable generally in the market. The company uses volatility input supplied by one of the leading market participants, an international merchant bank. The company believes that no other possible alternative would result in significantly different fair value estimations.

26   Discontinued operations

The Ergo reclamation surface operation is to be discontinued during 2005. The operation forms part of South Africa under the segmental reporting analysis. Ergo has reached the end of its economic useful life. After a detailed investigation of several options and scenarios, management decided on 1 February 2005 that closure at the operation will commence on 31 March 2005. This is expected to be completed before the end of 2005. The remaining available tonnage will be treated and cleaned through the tailings facility. The tangible assets have been impaired and the liabilities are fully provided at R212m as detailed in the analysis below.

The discontinued operations include the following:

Figures in million	2004	2003
	SA Rands	
Revenue	560	547
Operating and closure expenses	(627)	(570)
Realised non-hedge derivatives	25	2
Loss before taxation	(42)	(21)
Taxation	–	–
Loss after taxation	(42)	(21)
Basic loss – cents per share	16	9
Diluted loss – cents per share	16	9
Net cash outflow from operating activities	42	21
Net cash outflow from investing activities	–	–
Net cash outflow from financing activities	–	–
Assets		
Tangible assets – land	5	5
Environmental Rehabilitation Trust Fund	131	119
Gold inventory in process	5	7
	141	131
Liabilities		
Environmental rehabilitation	138	104
Post-retirement medical liability	22	22
Leave pay and bonus provisions	17	14
Current liabilities	35	37
	212	177

During 2005 and until the final date of closure, it is estimated that the operation will earn R108m in revenue, incur operational and closure costs of R266m and consequently report a loss from the operating and closure activities of R158m. This is equivalent to a basic loss of 60 SA cents per share.

172

Condensed consolidated financial statements prepared in accordance with US GAAP

AngloGold Ashanti provides as part of this Annual Report 2004, to all shareholders, condensed consolidated financial statements derived from and presented in the manner detailed below.

Basis of presentation

The condensed consolidated financial statements have been derived from the group's consolidated financial statements as prepared in accordance with accounting principles generally accepted in the United States (US GAAP). US GAAP differs in certain material respects from International Financial Reporting Standards (IFRS). The condensed consolidated financial statements do not include notes in support of the financial information presented therein. The group's audited consolidated financial statements prepared in accordance with US GAAP from which the condensed consolidated financial statements have been derived, contain detailed notes prepared in accordance with US GAAP. The audited consolidated financial statements prepared in accordance with US GAAP, together with related notes, are included under Item 18 in AngloGold Ashanti's annual report on Form 20-F filed with the United States Securities and Exchange Commission on or about 30 March 2005. The AngloGold Ashanti annual report on Form 20-F for the year ended 31 December 2004 as filed with the United States Securities and Exchange Commission on or about 30 March 2005 is available free of charge on EDGAR at www.sec.gov.

The condensed consolidated financial statements set forth below for each of the three years in the period ended 31 December 2004, and as at 31 December 2004 and 2003, have been derived from, and should be read in conjunction with the US GAAP financial statements included under Item 18 in AngloGold Ashanti's annual report on Form 20-F as filed with the United States Securities and Exchange Commission on or about 30 March 2005.

Stock split

Throughout the condensed consolidated financial statements presented herein, the number of AngloGold Ashanti ordinary shares and the calculation of basic and diluted (loss) earnings per share information for AngloGold Ashanti have been adjusted retroactively to reflect AngloGold's two-for-one stock split and the issuance of a total of 278,196 AngloGold ordinary shares under AngloGold's odd lot offer as approved at the general meeting of AngloGold's shareholders held on 5 December 2002.

Condensed consolidated income statement
Derived from financial statements prepared in accordance with US GAAP

Year ended 31 December	2004	2003	2002
Figures in dollar millions, except for share data			
Sales and other income	**2,488**	2,062	1,799
Product sales	**2,386**	2,026	1,761
Interest, dividends and other income	**102**	36	38
Cost and expenses	**2,500**	1,651	1,369
Production costs	**1,549**	1,202	907
Exploration costs	**44**	40	28
Related party transactions	**49**	40	43
General and administrative	**58**	43	30
Royalties	**41**	27	25
Market development costs	**15**	19	17
Research and development	**–**	–	1
Depreciation, depletion and amortisation	**508**	321	333
Impairment of assets	**3**	78	–
Interest expense	**101**	49	44
Accretion expense	**8**	2	–
Employment severance costs	**9**	4	3
(Profit) loss on sale of assets	**(14)**	(55)	11
Non-hedge derivative loss (gains)	**129**	(119)	(73)
(Loss) income before equity income and income tax	**(12)**	411	430
Equity income in affiliates	**–**	2	4
(Loss) income before income tax provision	**(12)**	413	434
Deferred income and mining tax benefit (expensed)	**130**	(146)	(62)
Income before minority interest	**118**	267	372
Minority interest	**(22)**	(17)	(16)
Income before cumulative effect of accounting change	**96**	250	356
Cumulative effect of accounting change	**–**	(3)	–
Net income – applicable to common stockholders	**96**	247	356
Basic earnings per common share: (cents)			
Before cumulative effect of accounting change	**38**	112	160
Cumulative effect of accounting change	**–**	(1)	–
Net income – applicable to common stockholders	**38**	111	160
Diluted earnings per common share: (cents)			
Before cumulative effect of accounting change	**38**	112	160
Cumulative effect of accounting change	**–**	(1)	–
Net income – applicable to common stockholders	**38**	111	160
Weighted average number of common shares used in computation	**251,352,552**	222,836,574	221,883,567
Dividend per common share (cents)	**76**	133	113

These condensed financial statements should be read in conjunction with the company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 30 March 2005.

Condensed consolidated balance sheet
Derived from financial statements prepared in accordance with US GAAP

As at 31 December	2004	2003
Figures in dollar millions		
Assets		
Current assets	**1,539**	1,413
Cash and cash equivalents	**312**	505
Receivables	**800**	605
Trade	**35**	47
Derivatives	**490**	377
Value added taxes	**46**	27
Other	**229**	154
Inventories	**319**	202
Materials on the leach pad	**108**	101
Property, plant and equipment, net	**5,181**	2,555
Acquired properties, net	**1,751**	936
Goodwill	**600**	410
Other intangibles, net	**28**	–
Derivatives	**187**	94
Materials on the leach pad	**22**	7
Other long-term assets	**152**	167
Total assets	**9,460**	5,582
Liabilities and stockholders' equity		
Current liabilities	**1,494**	1,202
Accounts payable and accrued liabilities	**504**	385
Derivatives	**606**	441
Short-term debt	**319**	351
Income and mining tax payable	**65**	25
Long-term debt	**1,377**	810
Derivatives	**734**	329
Deferred income and mining tax	**1,545**	845
Provision for environmental rehabilitation	**217**	134
Other accrued liabilities	**14**	6
Provision for pension and other post-retirement medical benefits	**173**	136
Minority interest	**59**	52
Commitments and contingencies		
Stockholders' equity	**3,847**	2,068
Common stock		
Stock issued 2004 – 264,462,894 (2003 – 223,136,342)	**10**	9
Additional paid in capital	**4,961**	3,415
Accumulated deficit	**(703)**	(616)
Accumulated other comprehensive income	**(421)**	(740)
Total liabilities and stockholders' equity	**9,460**	5,582

These condensed financial statements should be read in conjunction with the company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 30 March 2005.

Condensed consolidated cash flow statement
Derived from financial statements prepared in accordance with US GAAP

175

Year ended 31 December	2004	2003	2002
Figures in dollar millions			
Net cash provided by operating activities	**492**	453	594
Income before cumulative effect of accounting change	**96**	250	356
Reconciled to net cash provided by operations:			
Profit on sale of assets	**(14)**	(55)	–
Depreciation, depletion and amortisation	**508**	321	333
Deferred stripping costs	**(21)**	(43)	(11)
Impairment of assets	**3**	78	–
Deferred income and mining tax	**(196)**	79	(62)
Other non-cash items	**193**	17	11
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits	**(24)**	(88)	(17)
Effect of changes in operating working capital items:			
Receivables	**(41)**	(53)	(5)
Inventories	**(56)**	(87)	(54)
Accounts payable and accrued liabilities	**44**	34	43
Net cash used in investing activities	**(993)**	(307)	(91)
Cash acquired in acquisitions	**56**	9	8
Increase in non-current investments	**(20)**	(1)	(34)
Additions to property, plant and equipment	**(585)**	(363)	(271)
Proceeds on sale of mining assets	**10**	6	1
Proceeds on sale of investments	**–**	56	158
Cash outflows from hedge restructuring	**(310)**	–	–
Cash effects of acquisitions or disposals	**(227)**	1	35
– Proceeds	**(227)**	1	59
– Contractual obligations	**–**	–	(24)
Loans receivable advanced	**(2)**	(19)	(5)
Loans receivable repaid	**85**	4	17
Net cash generated (used) in financing activities	**291**	(107)	(356)
Net repayments of short-term debt	**(528)**	(46)	(616)
Issuance of stock	**3**	10	18
Net proceeds of long-term debt	**787**	243	502
Cash inflows from hedge restructuring	**227**	–	–
Dividends paid	**(198)**	(314)	(260)
Net (decrease) increase in cash and cash equivalents	**(210)**	39	147
Effect of exchange rate changes on cash	**17**	53	75
Cash and cash equivalents – 1 January	**505**	413	191
Cash and cash equivalents – 31 December	**312**	505	413

These condensed financial statements should be read in conjunction with the company's financial statements and footnotes filed on Form 20-F with the United States Securities and Exchange Commission on or about 30 March 2005.

Condensed reconciliation between IFRS and US GAAP
Results for the year ended and as at 31 December 2004

176

AngloGold Ashanti provides, supplemental to the condensed consolidated financial statements, a reconciliation from its IFRS to US GAAP results. This reconciliation is provided for illustrative purposes only, as AngloGold Ashanti prepares consolidated financial statements prepared in accordance with US GAAP, together with related notes, which are included under Item 18 in AngloGold Ashanti's annual report on Form 20-F filed with the United States Securities and Exchange Commission on or about 30 March 2005.

Year ended 31 December	Notes	2004	2003	2002
Figures in dollar millions				
Income statement information				
Net profit attributable to equity shareholders as per IFRS		**81**	312	332
Adjusted for:				
Amortisation of acquired properties (ore reserves) and mining assets	I	**(127)**	(89)	(88)
IFRS exceptional loss reversed	II	**–**	–	13
Impairment of assets	I	**(2)**	(34)	–
Actuarial surplus (shortfall) on pension and other post-retirement medical expenses	III	**–**	57	–
Goodwill adjustments	I	**31**	29	28
Normandy transaction costs	IV	**–**	–	(11)
Stock compensation expense	V	**4**	(4)	–
Convertible bond adjustments	VI	**13**	–	–
Other	VII	**9**	(18)	(20)
Sub-total		**9**	253	254
Adjustments made to taxation charge	VIII	**90**	(4)	103
Adjusted profit after taxation		**99**	249	357
Cumulative effect of accounting changes	IX	**–**	(3)	–
Minority adjustments		**(3)**	1	(1)
Net income applicable to common stockholders as per US GAAP		**96**	247	356

As at 31 December	Notes	2004	2003
Figures in dollar millions			
Balance sheet information			
Net assets as per IFRS		**3,229**	1,628
Adjusted for:			
Acquired properties (ore reserves)	I	**1,751**	936
Mining assets	I	**(699)**	(209)
Intangibles	I	**212**	(2)
Convertible bond adjustments	VI	**(68)**	–
Deferred taxation	VIII	**(232)**	(282)
Derivatives	I	**(326)**	–
Pension and other post-retirement medical benefits	III	**(2)**	(1)
Other	VII	**(18)**	(2)
Stockholders' equity as per US GAAP		**3,847**	2,068

Supplemental information to the condensed consolidated financial statements.

Condensed reconciliation between IFRS and US GAAP

Results for the year ended and as at 31 December 2004

Differences in accounting treatment between IFRS and US GAAP which have a significant effect on AngloGold Ashanti are noted below:

I Business combinations (including acquired properties and goodwill)

Under IFRS at the formation of AngloGold on 29 June 1998, the acquisition of the participating companies and the interests in the share interest companies were accounted for using the pooling of interest method. Under US GAAP the original formation of AngloGold did not qualify as a "pooling of interest" and therefore the formation transaction was accounted for as a business combination. Subsequent acquisitions have been accounted for as business combinations under both IFRS and US GAAP.

Both IFRS and US GAAP require the purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under IFRS any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill which represents resources is amortised on a systematic basis which recognises the depletion of resources over the lesser of the LOM or 20 years.

Under US GAAP, the purchase consideration is allocated to the net assets acquired according to the assets and liabilities respective fair value, including acquired properties which is amortised over the LOM. Where the purchase price cannot be attributed to the assets acquired, it is allocated to goodwill and amortised on a straight line basis over the lesser of the LOM or 20 years until 31 December 2001. In accordance with the provisions of SFAS 142, goodwill is no longer amortised but reviewed annually for impairment effective from 1 January 2002.

In cases where traded equity securities are exchanged as consideration, IFRS requires the fair value of the consideration to be determined based on market value at the date of the exchange transaction. The date of acquisition is considered to be when effective control over the acquired assets and liabilities is obtained.

US GAAP requires that the fair value of such transactions be determined by the average trading price of a few days before and after the date at which the terms and conditions of the transaction are agreed to and announced.

II IFRS exceptional loss reversed

Represents the reversal of the loss on disposal of the Free State assets recorded in IFRS in 2002. Under US GAAP, the value of the Free State assets were written down in 2001 to the net selling price per the sale agreement.

III Pension and other post-retirement medical benefits

Under IFRS, pension and other post-retirement medical benefits are accounted for in accordance with the provisions of IAS 19. Under US GAAP these benefits are accounted for in accordance with the provisions of SFAS 87 and SFAS 106.

Under IFRS, only the contractual liability for post-retirement is accounted for. Under US GAAP, both the contractual and the liability in excess of contributions made by plan members are accounted for. The adjustment to post-retirement medical benefits refers to the actuarial valuation as calculated by independent actuaries.

IV Normandy transaction costs

Under IFRS, the transaction costs relating to the Normandy bid were charged to share premium. Under US GAAP, these expenses are expensed as an aborted business combination.

V Stock compensation expense

Under US GAAP performance-related options are accounted for as variable compensation awards in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25). A compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price.

VI Convertible bonds

Under IFRS, convertible bonds are initially recognised as compound financial instruments, with a portion classified as equity and the rest as a liability. Under US GAAP, the entire instrument is recorded as a liability and the amortisation of the discount is limited to the amortisation of issue costs.

VII Other

Other consists of other differences between IFRS and US GAAP that are considered too insignificant to be quantified individually.

VIII Income taxes

Reflects the tax impact of the differences between IFRS and US GAAP.

IX Cumulative effect of accounting changes

Asset retirement obligations

The $3m (net of provision for deferred taxation) cumulative effect of change in accounting policy represents the transitional adjustment resulting from the adoption of SFAS 143 on 1 January 2003. Under IFRS, accounting for provisions and contingencies is dealt with in IAS 37.

Supplemental information to the condensed consolidated financial statements.

Investment in principal subsidiaries and joint venture interests

	Nature of business	Shares held 2004	2003	Percentage held 2004 %	2003 %	Book value 2004 Rm	2003 Rm	Net loan account 2004 Rm	2003 Rm
Direct investments									
Advanced Mining Software Limited +	C	40,000	40,000	100	100	2	2	(12)	(11)
AGRe Insurance Company Limited +	F	2	2	100	100	14	14	–	22
AngloGold American Investments Limited[1]	B	1,001	1	100	100	849	928	(39)	14
AngloGold Ashanti USA Incorporated[5]	B	100	–	100	–	768	–	–	–
		500*	–	100	–	655	–	–	–
AngloGold Geita Holdings Limited[1]	B	–	2,513	–	71.53	–	1,394	–	–
AngloGold Health Service (Pty) Limited +	E	8	8	100	100	–	–	37	67
AngloGold Holdings plc[2]	B	2,077,313,678	–	100	–	11,192	–	(393)	–
AngloGold Offshore Investments Limited[1]	B	5,000,000	5,001,000	100	100	272	3,858	–	(1,054)
		–	43,251*	–	100	–	–	–	–
Eastvaal Gold Holdings Limited +	B	454,464,000	454,464,000	100	100	917	917	(604)	(604)
Masakhisane Investment Limited +	B	100	100	100	100	–	–	6	6
Nuclear Fuels Corporation of SA (Pty) Limited +	D	1,450,000	1,450,000	100	100	7	7	(63)	–
Nufcor International Limited[9] **	D	3,000,000	3,000,000	50	50	18	18	–	18
Rand Refinery Limited + **	G	208,471	208,471	53.03	53.03	116	116	–	–
Southvaal Holdings Limited +	B	26,000,000	26,000,000	100	100	3	3	(3)	(67)
Indirect investments									
AG Mali Holdings 1 Limited[1]	B	10,002	–	100	–	–	–	–	–
AG Mali Holdings 2 Limited[1]	B	10,002	–	100	–	–	–	–	–
AngloGold Argentina Limited[1]	B	1	1	100	100	–	–	–	–
AngloGold Argentina S.A.[6]	B	1,331,093	1,331,093	100	100	–	–	–	–
AngloGold Ashanti Australia Limited[8]	B	257,462,077	257,462,077	100	100	–	–	21	25
AngloGold Ashanti (Colorado) Corp.[5]	B	1,250	1,250	100	100	–	–	–	–
AngloGold Ashanti (Ghana) Limited[13]	A	132,419,585	–	100	–	–	–	2	–
AngloGold Ashanti (Iduapriem) Limited[13]	A	53,010	–	80	–	–	–	–	–
AngloGold Ashanti Mineração Ltda[7]	A	22,194,302,378	6,250,151,071	100	100	–	–	–	–
AngloGold Ashanti (Nevada) Corp.[5]	B	100	100	100	100	–	–	–	–
AngloGold Ashanti North America Inc.[5]	B	7,902	7,902	100	100	–	–	4	504
AngloGold Ashanti USA Incorporated[5]	B	–	100	–	100	–	–	–	–
AngloGold Australia Investment Holdings Limited[1]	B	1,000	2,000	100	100	–	–	–	–
		–	43,251*	–	100	–	–	–	–
AngloGold Australia (Sunrise Dam) Pty Limited[8]	A	2	2	100	100	–	–	–	–
AngloGold Brasil Ltda[7]	B	8,827,437,875	8,827,437,875	100	100	–	–	–	–
AngloGold Brazil Limited[1]	B	1	1	100	100	–	–	–	–
AngloGold CV 1 Limited[1]	B	11,002	–	100	–	–	–	–	–
AngloGold CV 2 Limited[1]	B	1,002	–	100	–	–	–	–	–
AngloGold CV 3 Limited[1]	B	1,002	–	100	–	–	–	–	–
AngloGold Finance Australia Holdings Limited[10]	B	2	1,002	100	100	–	–	–	–
		–	43,251*	–	100	–	–	–	–
AngloGold Finance Australia Limited[10]	B	2	1,002	100	100	–	–	–	–
		–	43,251*	–	100	–	–	–	–
AngloGold Geita Holdings Limited[1]	B	3,513	1,000	100	28.47	–	–	–	–
AngloGold Holdings plc[2]	B	–	5,000	–	100	–	–	–	–
		1,024,840,886*	201,600*	100	100	–	–	–	–
AngloGold Investments Australasia Limited[1]	B	1,000	2,000	100	100	–	–	–	–
		–	43,251*	–	100	–	–	–	–
AngloGold Investments Australia Pty Ltd[8]	B	1	1	100	100	–	–	13	14
AngloGold Investments (Sadex) Limited[1]	B	1,000'A'	1,000'A'	100	100	–	–	–	10
AngloGold Morila Holdings Limited[1]	B	1,000	1,000	100	100	–	–	–	–
AngloGold Namibia (Pty) Ltd[3]	A	10,000	10,000	100	100	–	–	–	–
AngloGold North American Holdings Limited[1]	B	1	1	100	100	–	–	–	–
AngloGold Offshore Investments Limited[1]	B	422,510,000*	–	100	–	–	–	–	–
AngloGold South America Limited[1]	B	488,000	488,000	100	100	–	–	(153)	(193)
AngloGold South American Holdings Limited[1]	B	1	1	100	100	–	–	–	–
Ashanti Goldfields Belgium S.A.[16]	B	2,500	–	100	–	–	–	–	–
Ashanti Goldfields (Cayman) Limited[17]	B	2	–	100	–	–	–	–	–
Ashanti Goldfields Holding (Luxembourg) S.A.[15]	B	3,000,000	–	100	–	–	–	–	–
Ashanti Goldfields Services Limited[9]	B	588,409	–	100	–	–	–	–	–
Ashanti Goldfields Teberebie Limited[17]	B	2	–	100	–	–	–	–	–
Ashanti Goldfields Zimbabwe Limited[14]	A	265,570,717	–	100	–	–	–	–	–

	Nature of business	Shares held 2004	Shares held 2003	Percentage held 2004 %	Percentage held 2003 %	Book value 2004 Rm	Book value 2003 Rm	Net loan account 2004 Rm	Net loan account 2003 Rm
Australian Mining & Finance Pty Limited[8]	B	**48**	–	**100**	–	**–**	–	**–**	–
Cerro Vanguardia S.A.[6]	A	**13,875,000**	13,875,000	**92.50**	92.50	**–**	–	**–**	–
Chevaning Mining Company Limited[9]	B	**1,000**	–	**100**	–	**–**	–	**–**	–
Cluff Holdings Pvt Limited[14]	B	**100**	–	**100**	–	**–**	–	**–**	–
Cluff Mineral Exploration Limited[9]	B	**500,000**	–	**100**	–	**–**	–	**–**	–
Cluff Oil Limited[9]	B	**19,646,377**	9,823,188	**100**	50	**–**	–	**–**	–
Cluff Resources Limited[9]	B	**93,638,562**	46,819,281	**100**	50	**–**	–	**–**	–
Cripple Creek & Victor Gold Mining Company (USA joint venture)	A	**–**	–	**67**	67	**–**	–	**–**	–
Erongo Holdings Limited[1]	B	**13,334'A'**	13,334'A'	**100**	100	**–**	–	**(10)**	(13)
Geita Gold Mining Limited[11]	A	**2**	1	**100**	50	**–**	–	**–**	–
Golden Shamrock Mines Limited[8]	B	**2,000,000**	–	**100**	–	**–**	–	**–**	–
GSM Gold S.A.[15]	B	**325,000**	–	**100**	–	**–**	–	**–**	–
Mineração Serra Grande S.A.[7]	A	**499,999,997**	499,999,997	**50**	50	**–**	–	**–**	–
Morila Limited[19]	B	**1**	1	**50**	50	**–**	–	**–**	–
Pioneer Goldfields Limited[18]	B	**75,000,000**	–	**100**	–	**–**	–	**–**	–
Sadiola Exploration Limited[1]	B	**5,000 'A'**	5,000 'A'	**50**	50	**–**	–	**–**	–
Societé Ashanti Goldfields de Guinée S.A.[12]	A	**3,486,134**	–	**85**	–	**–**	–	**–**	–
Teberebie Goldfields Limited[13]	A	**1,860,000**	–	**90**	–	**–**	–	**–**	–
Joint ventures									
Société des Mines de Morila S.A.[4]	A	**400**	400	**40**	40	**–**	–	**–**	–
Société d'Exploitation des Mines d'Or de Sadiola S.A.[4]	A	**38,000**	38,000	**38**	38	**–**	–	**–**	–
Société d'Exploitation des Mines d'Or de Yatela S.A.[4]	A	**400**	400	**40**	40	**–**	–	**–**	–
BGM Management Company Pty Ltd[8]	A	**3'B'**	3'B'	**33.33**	33.33	**–**	–	**–**	–
						14,813	7,257	**(1,194)**	(1,262)

Nature of business
A – Mining
B – Investment holding
C – Software development
D – Market agent
E – Health care
F – Short-term insurance and re-assurance
G – Precious metal refining

Countries of incorporation
+ Republic of South Africa
(1) British Virgin Islands
(2) Isle of Man
(3) Namibia
(4) Mali
(5) United States of America
(6) Argentina
(7) Brazil
(8) Australia
(9) United Kingdom
(10) Malta
(11) Tanzania
(12) Guinea
(13) Ghana
(14) Zimbabwe
(15) Luxembourg
(16) Belgium
(17) Cayman Islands
(18) Guernsey
(19) Jersey

* Indicates preference shares
** The year-ends of Rand Refinery Limited and Nufcor International Limited are 30 September and 30 June respectively. AngloGold Ashanti does not consider these companies significantly material subsidiaries requiring an alignment of year-end.

The aggregate interest in the net profits and losses in subsidiaries are as follows:

$ m	2004	2003
Net profits	**323**	274
Net losses	**(320)**	(95)
	3	179

Glossary of terms

Abnormal item

This is a material item possessing a high degree of abnormality which arises from events or transactions that fall within the ordinary activities of the reporting entity and which are not expected to reoccur.

Adjusted headline earnings

Headline earnings excluding unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps and deferred tax thereon.

Adjusted operating profit

Operating profit adjusted to exclude corporate administration and other expenses, market development costs, exploration costs, amortisation of intangible and tangible assets, impairment of tangible assets, unrealised non-hedge derivatives, other operating expenses, other operating income and abnormal items.

Adjusted operating margin

Adjusted operating profit divided by gold sales including realised non-hedge derivatives.

Average number of employees

The monthly average attributable number of employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary.

By-products

Any products that arise from the core process of producing gold, including silver, uranium and sulphuric acid.

Capital expenditure

Total capital expenditure on tangible assets to maintain and expand operations.

Cash operating margin

Cash operating profit divided by gold sales including realised non-hedge derivatives.

Cash operating profit

Adjusted operating profit (loss) plus amortisation of intangible and tangible assets less non-cash revenues.

Dividend cover

Adjusted headline earnings per ordinary share divided by dividends per ordinary share.

Effective tax rate

Current and deferred taxation as a percentage of profit before taxation.

EBITDA

Profit before taxation, net interest, growth in the Environmental Rehabilitation Trust Fund, amortisation of tangible and intangible assets, impairment of tangible assets, profit (loss) on disposal of assets and subsidiaries, profit (loss) on disposal of investments; foreign exchange gain (loss) on transactions other than sales, unwinding of the decommissioning obligation, unrealised non-hedge derivatives, and fair value gains (losses) on interest rate swaps.

Equity

Shareholders' equity adjusted for other comprehensive income and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

Free cash flow

Net cash inflow from operating activities less capital expenditure to maintain operations.

Grade

The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Interest cover

EBITDA divided by finance costs adjusted for the equity portion of the convertible bonds.

Life-of-mine (LOM)

Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Market capitalisation

Number of ordinary shares in issue at close of business on 31 December multiplied by the closing share price as quoted on the JSE Securities Exchange South Africa.

Milling

A process of reducing broken ore to a size at which concentrating can be undertaken.

Mineral reserves

A mineral reserve is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves.

Mineral resources and ore reserves

Mineral resources and ore reserves are reported in accordance with the Australasian code for reporting for mineral resources and ore reserves (JORC 2004) together with the South African code for reporting the mineral resources and mineral reserves (SAMREC 2000).

Net asset value

Shareholders' equity divided by shares in issue.

Net capital employed

Equity plus minority interests, interest-bearing borrowings, less cash and cash equivalents. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.

Net operating assets

Tangible assets, current and non-current portion of inventories, trade and other receivables (excluding value added taxation), less trade and other payables.

Net debt

Borrowings less cash and cash equivalents.

Net tangible asset value per share

Shareholders' equity less intangible assets, divided by the number of ordinary shares in issue.

Non-hedge derivative gain (loss)

Derivatives that are neither designated as meeting the normal sale exemption under IAS39, nor designated as cash flow hedges.

Operating margin %

Adjusted operating profit as a percentage of gold income including realised non-hedge derivatives.

Ounces (oz) (troy)

Used in imperial statistics. A kilogram is equal to 32.1507 ounces.

Price received ($/oz and R/kg)

Attributable gold income including realised non-hedge derivatives divided by attributable ounces/kilograms sold.

Realised non-hedge derivatives

Represents the income statement effect of non-hedge derivatives that settled during the current period.

Rehabilitation

The process of restoring mined land to allow an appropriate post-mining use. Rehabilitation standards are determined amongst others by the South African Department of Minerals and Energy, the US Bureau of Land Management, the US Environmental Protection Agency, and the Australian Minerals Industry Code for Environmental Management, and address ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Region

Defines the operational management divisions within AngloGold Ashanti and these are South Africa, Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, Tanzania, United States of America and Zimbabwe.

Return on net capital

Adjusted headline earnings before finance costs expressed as a percentage of average net capital employed, adjusted for the timing of acquisitions and disposals and projects in progress but not generating an income.

Return on equity

Adjusted headline earnings expressed as a percentage of the average equity, adjusted for the timing of acquisitions and disposals and projects in progress but not generating an income.

Stripping ratio

The number of units of unpayable material that must be mined to expose one unit of ore.

Total cash costs

Total cash costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs

Total cash costs including amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration, capital and exploration costs are excluded.

Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Unrealised non-hedge derivatives

This represents the change in fair value of all open non-hedge derivative positions from the previous reporting date to the current reporting date.

Weighted average number of ordinary shares in issue

The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group.

Abbreviations

$	United States dollars		**LOM**	Life-of-mine
A$	Australian dollars		**LTIFR**	Lost-time injury frequency rate per million hours worked*
ADS	American Depositary Share		**m²/TEC**	Square metres per total employee costed
ADR	American Depositary Receipt		**m**	Metre or million, depending on the context
ARS	Argentinean peso		**Moz**	Million ounces
ASX	Australian Stock Exchange		**Mt**	Million tonnes or tons
BRL	Brazilian real		**Mtpa**	Million tonnes/tons per annum
bn	Billion		**N$**	Namibian dollars
capex	Capital expenditure		**NOSA**	National Occupational Safety Association
CDI	Chess Depositary Interests		**NYSE**	New York Stock Exchange
CHF	Swiss francs		**oz**	Ounces (troy)
CLR	Carbon Leader Reef		**oz/t**	Ounces per ton
FCFA	Communauté Financiére Africaine Francs		**R or ZAR**	South African rands
FIFR	Fatal injury frequency rate per million hours worked		**RIFR**	Reportable injury frequency rate per million hours worked
g	Grams		**SAMREC**	South African Code for the Reporting of Mineral Resources and Mineral Reserves
g/t	Grams per tonne			
g/TEC	Grams per total employee costed		**SEC**	United States Securities and Exchange Commission
GHC	Ghanaian cedi			
GhDS	Ghanaian Depositary Share		**SRP**	Securities Regulation Panel of the JSE
GSE	Ghana Stock Exchange		**SOX**	Sarbanes-Oxley Act of 2002
JORC	Australasian Code for Reporting of Mineral Resources and Ore Reserves		**t**	Tons (short) or tonnes (metric)
			tpm	Tonnes/tons per month
JIBAR	Johannesburg interbank agreed rate		**tpa**	Tonnes/tons per annum
JSE	JSE Securities Exchange South Africa		**tpd**	Tonnes/tons per day
King Code	South African King Code on Corporate Governance, 2002		**VCR**	Ventersdorp Contact Reef
			VCT	Voluntary counselling and testing
kg	Kilograms			
LSE	London Stock Exchange			
LIBOR	London interbank offer rate			

* **Note** that AngloGold Ashanti utilises the strictest definition in reporting Lost-time injuries in that it includes all disabling injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and restricted work cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.

Rounding of figures in this report may result in computational discrepancies.

Shareholders' information

Stock exchange listings

The primary listing of the company's ordinary shares is on the JSE Securities Exchange South Africa (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghana Depositary Shares (GhDSs).

Stock exchange information at 31 December

		2004	2003	2002	2001	2000
JSE Securities Exchange South Africa *(Share code: ANG)*						
Rands per share:						
Market price	– high	**319.00**	339.00	347.00	248.00	192.50
	– low	**192.05**	191.00	200.00	104.20	93.00
	– year end	**199.01**	313.99	290.50	211.00	110.50
Shares traded	– 000	**102,811**	88,025	117,543	91,318	49,804
London Stock Exchange *(Share code: AGD)*						
Pounds per share:						
Market price	– high	**26.45**	23.68	23.26	13.90	17.76
	– low	**14.77**	16.58	4.20	9.13	8.57
	– year end	**19.25**	26.42	10.54	12.09	9.73
Shares traded	– 000	**19,769**	1,187	8,643	18,862	4,984
Euronext Paris *(Share code: VA)*						
Euros per share:						
Market price	– high	**37.92**	41.23	37.73	25.00	28.90
	– low	**24.90**	24.10	18.78	14.26	14.10
	– year end	**26.60**	38.00	33.00	19.53	15.93
Shares traded	– 000	**1,552**	841	1,917	1,678	1,894
Ghana Stock Exchange *(Share code: AGA)*						
(listing commenced 27 April 2004)						
Cedis per share:						
Market price	– high	**300,000**	–	–	–	–
	– low	**300,000**	–	–	–	–
	– year end	**300,000**	–	–	–	–
Shares traded	– 000	**14**	–	–	–	–
Euronext Brussels *(Share code: ANG)*						
Euros per IDR:						
Market price	– high	**37.78**	40.50	37.50	24.90	24.98
	– low	**25.00**	24.10	32.00	14.52	14.28
	– year end	**27.00**	36.55	32.05	20.25	15.93
IDRs traded	– 000	**477**	973	3,138	1,638	2,004
Each IDR is equal to one ordinary share						
New York Stock Exchange *(Share code: AU)*						
US dollars per ADS:						
Market price	– high	**48.25**	49.95	35.33	22.34	28.69
	– low	**29.91**	32.80	17.62	13.15	12.25
	– year end	**36.35**	46.70	34.26	18.06	14.94
ADSs traded	– 000	**225,286**	249,791	210,933	106,231	46,940
Each ADS is equal to one ordinary share						
Australian Stock Exchange *(Share code: AGG)*						
Australian dollars per CDI:						
Market price	– high	**12.60**	13.55	12.00	8.00	8.68
	– low	**8.60**	8.61	7.00	4.80	4.75
	– year end	**9.40**	12.80	12.00	7.55	5.48
CDIs traded	– 000	**875**	12,788	6,758	62,576	17,830
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange *(Share code: AADS)*						
(listing commenced 27 April 2004)						
Cedis per GhDS:						
Market price	– high	**3,006**	–	–	–	–
	– low	**3,000**	–	–	–	–
	– year end	**3,006**	–	–	–	–
GhDSs traded	– 000	**62**	–	–	–	–
Each GhDS is equal to one-hundredth of one ordinary share						

Australian Stock Exchange Listing Rules

The following disclosures are made pursuant to the Listing Rules of the Australian Stock Exchange and according to information available to the directors:

The 20 largest holders of the ordinary share capital of the company as at 28 January 2005 were:

Top 20 shareholders as at 28 January 2005	Ordinary shares held	
	Number	%
Anglo American plc (Main Holdings and other related funds)	134,850,739	50.99
Bank of New York Unrestricted Depositary Receipts	26,318,329	9.95
JP Morgan Chase (Custodian)	18,589,659	7.03
Bank of New York (Custodian)	10,689,737	4.04
ANZ Nominees Limited	10,481,716	3.96
Government of Ghana	9,031,650	3.41
Public Investment Commissioners	6,356,804	2.40
Soges Fiducem SA	3.464,711	1.31
Sanlam Group	3,222,453	1.22
State Street Bank & Trust Co (Custodian)	3,009,961	1.14
National Nominees Limited	1,648,864	0.62
Euroclear SA	1,513,297	0.57
Liberty Group	1,501,942	0.57
Mines Pension Fund	1,413,868	0.53
Old Mutual Group	1,328,469	0.50
Investors Bank & Trust Company (Custodian)	1,145,807	0.43
SIS SegainterSettle AG (Custodian)	1,124,842	0.43
Engineering Industries Pension Fund	901,889	0.34
Citibank (Custodian)	836,326	0.32
Transnet Pension Fund	685,106	0.26

The above list of shareholders may not necessarily reflect the beneficial shareholders.

Analysis of ordinary shareholdings at 28 January 2005

Size of shareholding	Number of shareholders	% of total shareholders	Number of shares	% of shares issued
1 – 100	8,939	46.44	476,529	0.18
101 – 500	7,129	37.03	1,674,136	0.63
501 – 1,000	1,383	7.18	1,013,177	0.38
1,001 – 5,000	1,168	6.07	2,494,575	0.94
5,001 – 10,000	196	1.02	1,395,472	0.53
10,001 – 100,000	342	1.78	9,728,938	3.68
Over 100,000	93	0.48	247,689,867	93.66
Total	**19,250**	**100.00**	**264,472,694**	**100.00**

Shareholder spread as at 28 January 2005

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of holders	%
Ordinary shares		
Non-public shareholders:		
Directors	8	0.04
Anglo American plc	1	0.01
Government of Ghana	1	0.01
Public shareholders	19,240	99.94
Total	19,250	100.00

A   redeemable preference shares
B   redeemable preference shares
} All shares are held by a wholly-owned subsidiary company

Major shareholders as at 24 February 2005

According to information available to the directors, the following are the only shareholders beneficially holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:

	Ordinary shares held					
	24 February 2005		31 December 2004		31 December 2003	
	Number	%	Number	%	Number	%
Anglo American plc	134,788,099	50.96	134,788,099	50.97	121,502,197	54.45
The Bank of New York*	46,666,735	17.64	45,217,297	17.10	36,753,386	16.47

*   Shares held through various custodians in respect of ADSs issued by the Bank.

Voting rights

The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of share incentive schemes do not carry a right to vote.

186

Shareholders' diary

Financial year-end		31 December 2004
Annual financial statements	posting on or about	30 March 2005
Annual general meeting	11:00 SA time	29 April 2005

Quarterly reports	Released on or about
– Quarter ended 31 March 2005	29 April 2005
– Quarter ended 30 June 2005	29 July 2005
– Quarter ended 30 September 2005	27 October 2005
– Quarter ended 31 December 2005	31 January 2006

Dividends

Dividend number	Date Dividend declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders	Payment date to GhDS holders
Final – number 97	26 January 2005	11 February 2005	25 February 2005	7 March 2005	28 February 2005
Interim – number 98	28 July 2005*	12 August 2005*	26 August 2005*	5 September 2005*	29 August 2005*
Final – number 99	30 January 2006*	17 February 2006*	3 March 2006*	13 March 2006*	6 March 2006*

* Approximate dates.

The dividend policy is detailed in the Directors' report.

Currency conversion guide at 31 December

One rand was equal to:	2004	2003
Australian dollar	**0.23**	0.20
Euro	**0.13**	0.12
Japanese yen	**18.10**	16.08
Swiss franc	**0.20**	0.19
British pound	**0.09**	0.08
US dollar	**0.18**	0.15

Administrative information

AngloGold Ashanti Limited

(formerly: AngloGold Limited)

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (shares):	AGA
GSE (GhDS):	AADS
Euronext Paris	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young

Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Directors

Executive
RM Godsell (Chief Executive Officer)
JG Best
DL Hodgson
Dr SE Johah[†] KBE
KH Williams

Non-Executive
RP Edey* (Chairman)
Dr TJ Motlatsi (Deputy Chairman)
FB Arisman[#]
Mrs E le R Bradley
CB Brayshaw
AW Lea (Alternate: PG Whitcutt)
WA Nairn (Alternate: AH Calver*)
SR Thompson*
AJ Trahar
PL Zim (Alternate: DD Barber)

*British   [#]American   [†]Ghanaian

Officers
Managing Secretary: Ms YZ Simelane
Company Secretary: CR Bull

Contacts

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: mclements@AngloGoldAshanti.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada)
or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail: amaxey@AngloGoldAshanti.com.au

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Share Registrars

South Africa
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited*
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Telephone: +233 21 238492-3
Fax: +233 21 229975

*GhDS registrars

ADR Depositary

The Bank of New York ("BoNY")
Investor Services, PO Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.

Telephone: +1-888-BNY-ADRS

The Annual Report 2004 is available in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti has produced the Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which are available on or about 30 March 2005, free of charge on EDGAR at www.sec.gov, or from the contacts detailed herein.

Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.

Produced by: Russell & Associates



www.anglogoldashanti.com

04 Annual
Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date   MARCH 30, 2005   By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary